Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206289

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

August 28, 2015

Dear Aetna Inc. Shareholders and Humana Inc. Stockholders:

On behalf of the boards of directors of Aetna and Humana, we are pleased to enclose the joint proxy statement/prospectus relating to the merger of Humana with a wholly owned subsidiary of Aetna pursuant to the terms of a merger agreement entered into by Aetna and Humana on July 2, 2015.

If the merger is completed, Humana stockholders will receive 0.8375 of an Aetna common share and $125.00 in cash for each share of Humana common stock, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement—Merger Consideration.” Based on the closing price of an Aetna common share on August 27, 2015, the most recent trading day prior to the date of the accompanying joint proxy statement/prospectus for which this information was available, the merger consideration represented approximately $223.64 in value per share of Humana common stock. The value of the consideration to be received by Humana stockholders will fluctuate with changes in the price of the Aetna common shares. We urge you to obtain current market quotations for Aetna common shares and Humana common stock. Aetna common shares and shares of Humana common stock are traded on the New York Stock Exchange (NYSE) under the symbols “AET” and “HUM”, respectively.

In connection with the merger, Aetna shareholders are cordially invited to attend a special meeting of the shareholders of Aetna to be held on October 19, 2015 at the Hilton Garden Inn at 85 Glastonbury Blvd., Glastonbury, Connecticut 06033, at 1:30 p.m., Eastern Time, and Humana stockholders are cordially invited to attend a special meeting of the stockholders of Humana to be held on October 19, 2015 at the offices of Fried Frank, Harris, Shriver & Jacobson LLP on the 36th floor of 375 Park Avenue, New York, New York 10152 at 3:30 p.m., Eastern Time.

Your vote is very important, regardless of the number of shares you own. We cannot complete the merger and the merger consideration will not be paid unless (i) Aetna shareholders approve the stock issuance and (ii) Humana stockholders adopt the merger agreement. Adoption of the merger agreement requires the affirmative vote of holders of at least three-fourths of the outstanding shares of Humana common stock entitled to vote thereon. Every vote counts.

At the special meeting of the shareholders of Aetna, Aetna shareholders will be asked to vote on (i) a proposal to approve the issuance of Aetna common shares in the merger and (ii) a proposal to adjourn Aetna’s special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the issuance of Aetna common shares.

Aetna’s board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Aetna common shares in the merger, are advisable and fair to and in the best interests of Aetna shareholders and unanimously recommends that Aetna shareholders vote (i) FOR the approval of the issuance of Aetna common shares in the merger, and (ii) FOR the adjournment of Aetna’s special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the issuance of Aetna common shares.

At the special meeting of the stockholders of Humana, Humana stockholders will be asked to vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to adjourn from time to time Humana’s special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to adopt the merger agreement, and (iii) a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Humana’s board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Humana stockholders and unanimously recommends that Humana stockholders vote (i) FOR the adoption of the merger agreement, (ii) FOR the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to adopt the merger agreement, and (iii) FOR the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

We estimate that Aetna may issue up to approximately 127.0 million of its common shares to Humana stockholders in the merger. Based on the number of Aetna common shares outstanding as of August 25, 2015, and the number of shares of Humana common stock outstanding as of August 25, 2015, the most recent practicable date for which such information was available, immediately following completion of the merger, Aetna shareholders immediately prior to the merger are expected to own approximately 73% of Aetna’s outstanding common shares and former Humana stockholders are expected to own approximately 27% of Aetna’s outstanding common shares.

The accompanying joint proxy statement/prospectus provides important information regarding the Aetna and Humana special meetings and a detailed description of the merger agreement, the merger, the stock issuance, the adjournment proposals and non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger. We urge you to read the accompanying joint proxy statement/prospectus (and any documents incorporated by reference into the accompanying joint proxy statement/prospectus) carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 61 of the accompanying joint proxy statement/prospectus. You can also obtain information about Aetna and Humana from documents that Aetna and Humana previously have filed with the Securities and Exchange Commission.

For a discussion of the material U.S. federal income tax consequences of the mergers, see “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 149 of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend your company’s special meeting, the details of which are described in the accompanying joint proxy statement/prospectus, please immediately submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope so that your shares may be represented at the applicable special meeting.

If Aetna shareholders have any questions or require assistance in voting their shares, they should call MacKenzie Partners, Inc., Aetna’s proxy solicitors for its special meeting, toll-free at (800) 322-2885 or collect at (212) 929-5500. If Humana stockholders have any questions or require assistance in voting their shares, they should call D.F. King & Co., Inc., Humana’s proxy solicitor for its special meeting, toll-free at (800) 676-7437 or collect at (212) 269-5550.

We hope to see you at the applicable special meeting and look forward to the successful completion of the merger.

Sincerely, Mark T. Bertolini Chairman and Chief Executive Officer of Aetna Inc.	Sincerely, Kurt J. Hilzinger Chairman of the Board of Directors of Humana Inc.

Bruce D. Broussard President and Chief Executive Officer of Humana Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated August 28, 2015 and is first being mailed to stockholders on or about September 1, 2015.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Humana Inc. for its special meeting of stockholders, the proxy statement of Aetna Inc. for its special meeting of shareholders and the prospectus of Aetna Inc. for its common shares to be issued in the merger. The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Aetna Inc. and Humana Inc. from documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. You can obtain these documents incorporated by reference into the accompanying joint proxy statement/prospectus (other than certain exhibits or schedules to these documents), without charge, by requesting them in writing or by telephone from Aetna Inc. or Humana Inc. at the following addresses and telephone numbers, or through the Securities and Exchange Commission website at www.sec.gov:

Aetna Inc. 151 Farmington Avenue Hartford, CT 06156 Attention: Investor Relations Telephone: (860) 273-2402	Humana Inc. 500 West Main Street Louisville, KY 40202 Attention: Investor Relations Telephone: (502) 580-3622

In addition, if you have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact MacKenzie Partners, Inc., the proxy solicitor for Aetna Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500, or D.F. King & Co., Inc., the proxy solicitor for Humana Inc., toll-free at (800) 676-7437 or collect at (212) 269-5550. You will not be charged for any of these documents that you request.

If you would like to request documents, please do so by October 13, 2015, in order to receive them before the Aetna Inc. or Humana Inc. special meeting.

See “Where You Can Find More Information” beginning on page 229 of the accompanying joint proxy statement/prospectus for further information.

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06156

(860) 273-0123

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF AETNA INC.

TO BE HELD ON MONDAY, OCTOBER 19, 2015

1:30 p.m., Eastern Time

To the Shareholders of Aetna Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Aetna Inc., a Pennsylvania corporation, will be held at the Hilton Garden Inn at 85 Glastonbury Blvd., Glastonbury, Connecticut 06033 on Monday, October 19, 2015, at 1:30 p.m., Eastern Time, for the following purposes:

1.	to consider and vote on a proposal to approve the issuance of Aetna common shares, par value $0.01 per share, in the first of the two mergers contemplated by the Agreement and Plan of Merger, as it may be amended from time to time (which is referred to in this notice as the merger agreement), dated as of July 2, 2015, among Aetna, Echo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Aetna, Echo Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Aetna, and Humana Inc., a Delaware corporation (a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus); and

2.	to consider and vote on a proposal to approve the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the issuance of Aetna common shares at the time of the Aetna special meeting.

The holders of record of Aetna common shares, par value $0.01 per share, at the close of business on September 16, 2015, are entitled to notice of and to vote at the Aetna special meeting or any adjournment or postponement thereof. Aetna is commencing its solicitation of proxies on or about September 1, 2015, which is before the September 16, 2015 record date. Aetna will continue to solicit proxies until the date of the Aetna special meeting. Each shareholder of record on September 16, 2015 who did not receive the accompanying joint proxy statement/prospectus prior to the record date will receive a copy of the accompanying joint proxy statement/prospectus as soon as practicable after the record date and have the opportunity to vote on the matters described in the accompanying joint proxy statement/prospectus. Proxies delivered prior to the record date will be valid and effective so long as the shareholder providing the proxy is a shareholder on the record date. If you are not a holder of record on the record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy prior to the record date and do not revoke that proxy, your proxy will be deemed to cover the number of Aetna common shares you own on the record date even if that number is different from the number of Aetna common shares you owned when you executed and delivered your proxy. Proxies received from persons who are not holders of record on the record date will not be effective.

If you hold Aetna common shares in your name at the record date and plan to attend the Aetna special meeting, because of security procedures, you will need to obtain an admission ticket in advance. In addition to obtaining an admission ticket in advance, you will be required to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the Aetna special meeting. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 151 Farmington Avenue, RW61, Hartford, CT 06156 or by facsimile to (860) 293-1361. Ticket requests will not be accepted by phone or email. Aetna’s Corporate Secretary must receive your request for an admission ticket on or before October 13, 2015.

If you are a beneficial owner of Aetna common shares held in “street name,” meaning that your shares are held by a broker, bank or other nominee holder of record at the record date, and you plan to attend the Aetna special meeting, in addition to following the security procedures described above, you will also need to provide proof of beneficial ownership at the record date to obtain your admission ticket for the Aetna special meeting. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your Aetna common shares held in “street name” in person at the Aetna special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Approval of the issuance of Aetna common shares requires the affirmative vote of a majority of the votes cast at the Aetna special meeting by holders of Aetna common shares (assuming a quorum, as defined under Pennsylvania law, is present). Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast at the Aetna special meeting by holders of Aetna common shares (whether or not a quorum, as defined under Pennsylvania law, is present). If the Aetna special meeting is adjourned for at least 15 days because a quorum was not present at the Aetna special meeting when initially convened, those shareholders entitled to vote at the special meeting who attend the adjourned meeting will constitute a quorum for acting upon any matter set forth in this notice even though the number of holders present at such adjourned meeting constitutes less than a quorum as defined under Pennsylvania law.

Aetna’s board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Aetna common shares in the merger, are advisable and fair to and in the best interests of Aetna shareholders and unanimously recommends that Aetna shareholders vote “FOR” the approval of the issuance of Aetna common shares in the merger and “FOR” the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the issuance of Aetna common shares.

By Order of the Board of Directors,

Judith H. Jones

Vice President and Corporate Secretary

Hartford, Connecticut

August 28, 2015

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE AETNA SPECIAL MEETING IN PERSON:

Don’t forget your admission ticket and government-issued ID (e.g., a driver’s license or passport).
You must request an admission ticket in advance by following the instructions on pages 12 and 75 of the accompanying joint proxy statement/prospectus. Aetna’s Corporate Secretary must receive your written request for an admission ticket on or before October 13, 2015.

If you hold your Aetna common shares through a brokerage account (in “street name”), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date.

Please leave all weapons, cameras, audio and video recording devices and other electronic devices at home.

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE AETNA SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED AETNA PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE AETNA SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES AT THE AETNA SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE AETNA SPECIAL MEETING. You may revoke your proxy or change your vote for shares you hold directly in your name by (i) signing another proxy card with a later date and delivering it to Broadridge Financial Solutions, Inc. before the date of the Aetna special meeting, (ii) submitting revised votes over the Internet or by telephone before 11:59 p.m. Eastern Time on October 18, 2015, or (iii) attending the Aetna special meeting in person and voting your shares at the Aetna special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger agreement, the merger, the stock issuance, the adjournment vote, the Aetna special meeting or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your Aetna common shares, please contact:

105 Madison Avenue

New York, NY 10016

Telephone (Toll-Free): (800) 322-2885

Telephone (Collect): (212) 929-5500

Email: proxy@mackenziepartners.com

or

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06156

Attention: Investor Relations

Telephone: (860) 273-2402

Email: investorrelations@aetna.com

Humana Inc.

500 West Main Street

Louisville, KY 40202

(502) 580-1000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

HUMANA INC.

TO BE HELD ON OCTOBER 19, 2015

3:30 p.m., Eastern Time

To the Stockholders of Humana Inc.:

A special meeting of stockholders of Humana Inc., a Delaware corporation, will be held on October 19, 2015 at the offices of Fried Frank, Harris, Shriver & Jacobson LLP on the 36th floor of 375 Park Avenue, New York, New York 10152 at 3:30 p.m., Eastern Time for the following purposes:

1.	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 2, 2015, as it may be amended from time to time (which is referred to in this notice as the merger agreement), among Aetna Inc., a Pennsylvania corporation, Echo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Aetna, Echo Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Aetna, and Humana, pursuant to which Echo Merger Sub, Inc. will be merged with and into Humana, and Humana will continue as the surviving corporation and a wholly owned subsidiary of Aetna, and, immediately thereafter, Humana will be merged with and into Echo Merger Sub, LLC, and Echo Merger Sub, LLC will continue as the surviving company and a wholly owned subsidiary of Aetna (a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus);

2.	to consider and vote on a proposal to approve the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof; and

3.	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

The holders of record of Humana common stock, par value $0.01 per share, at the close of business on September 16, 2015 are entitled to notice of and to vote at the Humana special meeting or any adjournment or postponement thereof. Humana is commencing its solicitation of proxies on or about September 1, 2015, which is before the September 16, 2015 record date. Humana will continue to solicit proxies until the date of the Humana special meeting. Each stockholder of record on September 16, 2015 who did not receive the accompanying joint proxy statement/prospectus prior to the record date will receive a copy of the accompanying joint proxy statement/prospectus as soon as practicable after the record date and have the opportunity to vote on the matters described in the accompanying joint proxy statement/prospectus. Proxies delivered prior to the record date will be valid and effective so long as the stockholder providing the proxy is a stockholder on the record date. If you are not a holder of record on the record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy prior to the record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of Humana common stock you own on the record date even if that number is different from the number of shares of Humana common stock you owned when you executed and delivered your proxy. Proxies received from persons who are not holders of record on the record date will not be effective.

If you hold shares of Humana common stock in your name at the record date and plan to attend the Humana special meeting, please be prepared to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to gain admission to the Humana special meeting.

If you are a beneficial owner of Humana common stock held in “street name,” meaning that your shares of Humana common stock are held by a broker, bank or other nominee holder of record at the record date and you plan to attend the Humana special meeting, in addition to proper identification, you will also need to provide proof of beneficial ownership at the record date to be admitted to the Humana special meeting. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your shares of Humana common stock held in “street name” in person at the Humana special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Adoption of the merger agreement requires the affirmative vote of holders of at least three-fourths of the outstanding shares of Humana common stock entitled to vote thereon. Adoption of the other proposals to be presented at the Humana special meeting requires the affirmative vote of holders of a majority of the votes cast affirmatively or negatively on such proposal. The Humana board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Humana stockholders and unanimously recommends that Humana stockholders vote “FOR” the adoption of the merger agreement, “FOR” the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof and “FOR” the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

By order of the Board of Directors,

Joan O. Lenahan

Vice President and Corporate Secretary

Louisville, Kentucky

August 28, 2015

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE HUMANA SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED HUMANA PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE HUMANA SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES AT THE HUMANA SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE HUMANA SPECIAL MEETING. You may revoke your proxy or change your vote at any time before the Humana special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger agreement, the merger, the vote on the merger agreement, the adjournment vote, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger, the Humana special meeting or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Humana common stock, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Telephone (Collect): (212) 269-5550

Telephone (Toll-Free): (800) 676-7437

Email: webmaster@dfking.com

or

Humana Inc.

500 West Main Street

Louisville, KY 40202

Attention: Investor Relations

Telephone: (502) 580-3622

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS

The following are some questions that you, as a shareholder of Aetna Inc., which is referred to in this joint proxy statement/prospectus as Aetna, or a stockholder of Humana Inc., which is referred to in this joint proxy statement/prospectus as Humana, may have regarding the mergers, the stock issuance, the adjournment proposals, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger and the special meetings as well as brief answers to those questions. You are urged to read carefully this joint proxy statement/prospectus, including all documents incorporated by reference into this joint proxy statement/prospectus, and its annexes, in their entirety because this section may not provide all of the information that is important to you with respect to the mergers, the stock issuance, the adjournment proposals, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger and the special meetings. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See “Where You Can Find More Information” starting on page 229 of this joint proxy statement/prospectus.

Q:	Why am I receiving this document and why am I being asked to vote on the merger agreement?

A:	Aetna and Humana have agreed to a merger, pursuant to which Humana will become a wholly owned subsidiary of Aetna and will no longer be a publicly held corporation in a transaction that is referred to in this joint proxy statement/prospectus as the merger. In order to complete the merger, Aetna shareholders must vote to approve the issuance of Aetna common shares to Humana stockholders in the merger, which issuance is referred to in this joint proxy statement/prospectus as the stock issuance, and Humana stockholders must vote to adopt the Agreement and Plan of Merger, dated as of July 2, 2015, among Aetna, Humana Echo Merger Sub, Inc., a wholly owned subsidiary of Aetna that is referred to in this joint proxy statement/prospectus as Merger Sub 1, and Echo Merger Sub, LLC, a wholly owned subsidiary of Aetna that is referred to in this joint proxy statement/prospectus as Merger Sub 2, and together with Merger Sub 1, Merger Subs. This merger agreement, as it may be amended from time to time, is referred to in this joint proxy statement/prospectus as the merger agreement.

Humana is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the Humana special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement. Adoption of the merger agreement requires the affirmative vote of holders of at least three-fourths of the outstanding shares of Humana common stock entitled to vote thereon. Humana stockholders will also be asked to approve the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof, and to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers, who are referred to in this joint proxy statement/prospectus as the named executive officers, in connection with the merger. It is important that Humana’s stockholders vote their shares on each of these matters, regardless of the number of shares owned.

Aetna is holding a special meeting of shareholders, which is referred to in this joint proxy statement/prospectus as the Aetna special meeting, in order to obtain the shareholder approval necessary to approve the stock issuance. Aetna shareholders will also be asked to approve the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting.

This document is being delivered to you as both a joint proxy statement of Humana and Aetna and a prospectus of Aetna in connection with the merger. It is the proxy statement by which Humana’s board of directors is soliciting proxies from Humana stockholders to vote at the Humana special meeting, or at any adjournment or postponement of the Humana special meeting, on the adoption of the merger agreement, the approval of the adjournment of the Humana special meeting under certain circumstances and the approval, on an advisory (non-binding) basis, of compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger. It is also the proxy statement by which Aetna’s board of directors is soliciting proxies from Aetna shareholders to vote at the Aetna special meeting, or at any adjournment or postponement of the Aetna special meeting, on the approval of the stock issuance and the approval of the adjournment of the Aetna special meeting under certain circumstances. In addition, this document is the prospectus of Aetna pursuant to which Aetna will issue Aetna common shares to Humana stockholders as part of the merger consideration.

Q:	Is my vote important?

A:	Yes, your vote is very important. For Humana stockholders, an abstention or failure to vote will have the same effect as a vote “AGAINST” the adoption of the merger agreement. If you hold your shares of Humana common stock through a broker, bank or other nominee holder of record and you do not give voting instructions to that broker, bank or other nominee holder of record, that broker, bank or other nominee holder of record will not be able to vote your shares on the adoption of the merger agreement, and your failure to give those instructions will have the same effect as a vote “AGAINST” the adoption of the merger agreement. Humana’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement, and Aetna’s board of directors unanimously recommends that Aetna shareholders vote “FOR” the approval of the stock issuance.

Q:	What will happen in the mergers?

A:	In the merger, Merger Sub 1 will be merged with and into Humana. Humana will be the surviving corporation in the merger and will be a wholly owned subsidiary of Aetna following completion of the merger and will no longer be a publicly held corporation. Immediately after the merger, Humana will be merged with and into Merger Sub 2. Merger Sub 2, which will be re-named “Humana LLC”, and will be the surviving company in the second merger, which is referred to in this joint proxy statement/prospectus as the subsequent merger, and together with the merger, the mergers. Humana LLC will be a wholly owned subsidiary of Aetna following completion of the subsequent merger.

Q:	What will Humana stockholders receive in the merger?

A:	If the merger is completed, each share of Humana common stock automatically will be cancelled and converted into the right to receive $125.00 in cash, without interest, and 0.8375 of an Aetna common share, which, together with cash payable in lieu of any fractional shares as described below, are collectively referred to in this joint proxy statement/prospectus as the merger consideration. Each Humana stockholder will receive cash for any fractional Aetna common share that the stockholder would otherwise receive in the merger.

Based on the closing price of Aetna common shares on the New York Stock Exchange, which is referred to in this joint proxy statement/prospectus as the NYSE, on July 2, 2015, the last trading day before the public announcement of the merger agreement, the merger consideration represented approximately $230.11 in value for each share of Humana common stock. Based on the closing price of Aetna common shares on the NYSE on August 27, 2015, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available, the merger consideration represented approximately $223.64 in value for each share of Humana common stock. Because Aetna will issue a fixed fraction of an Aetna common share in exchange for each share of Humana common stock, the value of the stock portion of the merger consideration that Humana stockholders will receive in the merger will depend on the market price of Aetna common shares at the time the merger is completed. The market price of Aetna common shares when Humana stockholders receive those shares after the merger is completed could be greater than, less than or the same as the market price of Aetna common shares on the date of this joint proxy statement/prospectus or at the time of the Humana special meeting or any adjournment or postponement thereof.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Humana stockholders, the stock issuance is not approved by Aetna shareholders or if the merger is not completed for any other reason, Humana stockholders will not receive any payment for their shares of Humana common stock in connection with the merger. Instead, Humana will remain an independent public company and its common stock will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, Humana may be required to pay Aetna a termination fee of $1.314 billion, and if the merger agreement is terminated under certain other circumstances, Aetna may be required to pay Humana a termination fee of $1 billion or $1.691 billion, depending on the circumstances of the termination. See “The Merger Agreement—Termination Fees and Expenses” beginning on page 185 of this joint proxy statement/prospectus for a more detailed discussion of the termination fees.

Q:	What are Humana stockholders being asked to vote on?

A:	Humana stockholders are being asked to vote on the following three proposals:

•	to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

•	to approve the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof; and

•	to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Humana to its named executive officers in connection with the merger.

The adoption of the merger agreement by Humana stockholders is a condition to the obligations of Humana and Aetna to complete the mergers. Neither the approval of the adjournment proposal nor the approval of the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger is a condition to the obligations of Humana or Aetna to complete the mergers.

Q:	What are Aetna shareholders being asked to vote on?

A:	Aetna shareholders are being asked to vote on the following proposals:

•	to approve the stock issuance; and

•	to approve the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting.

The approval of the stock issuance by Aetna shareholders is a condition to the obligations of Humana and Aetna to complete the mergers. The approval of the proposal to adjourn the Aetna special meeting if necessary is not a condition to the obligations of Humana or Aetna to complete the mergers.

Q:	Does Humana’s board of directors recommend that Humana stockholders adopt the merger agreement?

A:	Yes. Humana’s board of directors unanimously determined that the merger agreement, the merger, and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Humana stockholders and unanimously recommends that Humana stockholders vote “FOR” the adoption of the merger agreement at the Humana special meeting. See “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Humana’s Reasons for the Mergers; Recommendation of the Humana Board of Directors that Humana Stockholders Adopt the Merger Agreement” beginning on page 104 of this joint proxy statement/prospectus.

Q:	Does Humana’s board of directors recommend that stockholders approve the adjournment from time to time of the Humana special meeting if necessary?

A:	Yes. Humana’s board of directors unanimously recommends that you vote “FOR” the proposal to adjourn from time to time the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof. See “Humana Proposal II: Adjournment of the Humana Special Meeting” beginning on page 197 of this joint proxy statement/prospectus.

Q:	What is compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger and why am I being asked to vote on it?

A:	The Securities and Exchange Commission, which is referred to in this joint proxy statement/prospectus as the SEC, has adopted rules that require Humana to seek an advisory (non-binding) vote on compensation that is tied to or based on the completion of the merger and that will or may be paid or provided by Humana to its named executive officers in connection with the merger. This proposal is referred to in this joint proxy statement/prospectus as the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Q:	Does Humana’s board of directors recommend that Humana stockholders approve the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger?

A:	Yes. The Humana board of directors unanimously recommends that Humana stockholders vote “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger. See “Humana Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements” beginning on page 198 of this joint proxy statement/prospectus.

Q:	What happens if the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger is not approved?

A:	Approval, on an advisory (non-binding basis), of compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger is not a condition to completion of the merger. The vote is an advisory vote and is not binding. If the merger is completed, Humana may pay “compensation in connection with the merger” to its named executive officers even if Humana stockholders fail to approve the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Q:	Does Aetna’s board of directors recommend that Aetna shareholders approve the stock issuance?

A:	Yes. Aetna’s board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the stock issuance, are advisable and fair to and in the best interests of Aetna shareholders and unanimously recommends that Aetna shareholders vote “FOR” the approval of the stock issuance at the Aetna special meeting. See “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Aetna’s Reasons for the Merger; Recommendation of the Aetna Board of Directors that the Aetna Shareholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus.

Q:	Does Aetna’s board of directors recommend that Aetna shareholders approve the adjournment of the Aetna special meeting if necessary?

A:

Yes. Aetna’s board of directors unanimously recommends that Aetna shareholders vote “FOR” the proposal to adjourn the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting. See “Aetna Proposal II: Adjournment of the Aetna Special Meeting” beginning on page 199 of this joint proxy statement/prospectus.

Q:	What Humana stockholder vote is required for the approval of each proposal?

A:	The following are the vote requirements for the proposals at the Humana special meeting:

•	Adoption of the Merger Agreement: The affirmative vote of holders of at least three-fourths of the outstanding shares of Humana common stock entitled to vote on the proposal. Accordingly, a Humana stockholder’s abstention from voting, the failure of a Humana stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Humana stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the proposal.

•	Adjournment (if necessary): Assuming a quorum is present, a majority of the votes cast affirmatively or negatively on the proposal. Accordingly, a Humana stockholder’s abstention from voting, the failure of a Humana stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Humana stockholder’s other failure to vote will have no effect on the approval of the proposal.

•	Approval of the Advisory Vote on Merger-Related Executive Compensation Arrangements: A majority of the votes cast affirmatively or negatively on the proposal. Accordingly, a Humana stockholder’s abstention from voting, the failure of a Humana stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Humana stockholder’s other failure to vote will have no effect on the approval of the proposal.

Q:	What Aetna shareholder vote is required for the approval of each proposal at the Aetna special meeting?

A:	The following are the vote requirements for the proposals at the Aetna special meeting:

•	Stock Issuance: Assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Aetna special meeting by holders of Aetna common shares. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against” as well as abstentions. As a result, an Aetna shareholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of an Aetna shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or an Aetna shareholder’s other failure to vote will have no effect on the approval of the proposal because these failures to vote are not considered “votes cast.” However, these failures to vote will make it more difficult to meet the requirement under Pennsylvania law that the holders of a majority of the outstanding Aetna common shares entitled to vote at the special meeting be present in person or represented by proxy to constitute a quorum at the Aetna special meeting.

•	Adjournment (if necessary): The affirmative vote of a majority of the votes cast at the Aetna special meeting by Aetna shareholders (whether or not a quorum, as defined under Pennsylvania law, is present). For purposes of the adjournment proposal, “votes cast” means votes “for” or “against” the proposal. As a result, an Aetna shareholder’s abstention from voting, the failure of an Aetna shareholder who holds his or her shares in “street name” through a broker, bank or other holder of record to give voting instructions to that broker, bank or other holder of record or an Aetna shareholder’s other failure to vote will have no effect on the approval of the proposal.

Q:	What constitutes a quorum for the Humana special meeting?

A:	The holders of record of a majority of the shares of Humana common stock issued and outstanding and entitled to vote being present in person or represented by proxy constitutes a quorum for the Humana special meeting. Abstentions will be deemed present at the Humana special meeting for the purpose of determining the presence of a quorum. Shares of Humana common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record will not be deemed present at the Humana special meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the Aetna special meeting?

A:	A majority of the outstanding Aetna common shares entitled to vote being present in person or represented by proxy constitutes a quorum for the Aetna special meeting. Abstentions will be deemed present at the Aetna special meeting for the purpose of determining the presence of a quorum. Aetna common shares held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record will not be deemed present at the Aetna special meeting for the purpose of determining the presence of a quorum.

Pursuant to Pennsylvania law, if the Aetna special meeting is adjourned for one or more periods aggregating at least 15 days due to the absence of a quorum, Aetna shareholders who are entitled to vote and who attend the adjourned meeting (including by proxy), even though they do not constitute a quorum as described in the preceding paragraph, will constitute a quorum for the purpose of acting on the proposal to approve the stock issuance.

Q:	Who is entitled to vote at the Humana special meeting?

A:	All holders of Humana common stock who held shares at the record date for the Humana special meeting (the close of business on September 16, 2015) are entitled to receive notice of, and to vote at, the Humana special meeting. As of the close of business on August 25, 2015, the most recent practicable date for which such information was available, there were 148,214,812 shares of Humana common stock outstanding. Each holder of Humana common stock is entitled to one vote for each share of Humana common stock owned at the record date. The number of shares of Humana common stock outstanding as of the record date is not expected to be meaningfully different from the number as of August 25, 2015.

Q:	Who is entitled to vote at the Aetna special meeting?

A:	All holders of Aetna common shares who held shares at the record date for the Aetna special meeting (the close of business on September 16, 2015) are entitled to receive notice of, and to vote at, the Aetna special meeting. As of the close of business on August 25, 2015, the most recent practicable date for which such information was available, there were 348,688,145 Aetna common shares outstanding. Each holder of Aetna common shares is entitled to one vote for each Aetna common share owned at the record date. The number of Aetna common shares outstanding as of the record date is not expected to be meaningfully different from the number as of August 25, 2015.

Q:	What if I hold shares in both Humana and Aetna?

A:	If you are both a Humana stockholder and an Aetna shareholder, you will receive separate packages of proxy materials from each company. A vote as a Humana stockholder for the adoption of the merger agreement (or any other proposal to be considered at the Humana special meeting) will not constitute a vote as an Aetna shareholder to approve the stock issuance (or any other proposal to be considered at the Aetna special meeting), and vice versa. Therefore, please complete, sign and date and return all proxy cards and/or voting instructions that you receive from Humana or Aetna, or submit your proxy or instructions for each set of voting materials over the Internet or by telephone in order to ensure that all of your shares are voted.

Q:	When and where is the Humana special meeting?

A:	The Humana special meeting will be held on October 19, 2015, at the offices of Fried Frank, Harris, Shriver & Jacobson LLP on the 36th floor of 375 Park Avenue, New York, New York 10152 at 3:30 p.m., Eastern Time.

Q:	When and where is the Aetna special meeting?

A:	The Aetna special meeting will be held on October 19, 2015, at the Hilton Garden Inn, located at 85 Glastonbury Blvd., Glastonbury, Connecticut 06033, at 1:30 p.m., Eastern Time.

Q:	How do I vote my shares at the Humana special meeting?

A:	Via the Internet or by Telephone

If you hold shares of Humana common stock directly in your name as a stockholder of record, you may submit a proxy to vote via the Internet at www.proxyvote.com or by telephone by calling (800) 690-6903 toll-free. In order to submit a proxy via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Humana stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Proxies may be submitted via the Internet or by telephone 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 18, 2015.

If you hold shares of Humana common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may submit voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Humana common stock directly in your name as a stockholder of record, you may submit a proxy card to vote your shares by mail. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge Financial Solutions, Inc., which is referred to in this joint proxy statement/prospectus as Broadridge, must receive your proxy card no later than the close of business on October 18, 2015.

If you hold shares of Humana common stock in “street name,” meaning through a broker, bank or other nominee holder of record, to vote by mail, you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of Humana common stock directly in your name as a stockholder of record, you may vote in person at the Humana special meeting. Stockholders of record also may be represented by another person at the Humana special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the inspector of election with the applicable ballot at the Humana special meeting.

If you hold shares of Humana common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the inspector of election with your ballot to be able to vote in person at the Humana special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Humana special meeting, Humana encourages you to submit a proxy to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Humana special meeting.

Humana encourages you to submit your proxy to vote via the Internet, by telephone or by mail. If you attend the Humana special meeting, you may also vote in person, in which case any proxies that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by the vote that you cast at the Humana special meeting. To vote in person at the Humana special meeting, beneficial owners who hold shares in “street name” through a broker, bank or other nominee holder of record will need to contact the broker, bank or other nominee holder of record to obtain a written legal proxy to bring to the meeting. Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Humana special meeting, your shares will be voted at the Humana special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Again, you may submit a proxy to vote via the Internet or by telephone until 11:59 p.m. (Eastern Time) on October 18, 2015, or Humana’s agent must receive your proxy card by mail no later than the close of business on October 18, 2015.

Q:	If my shares of Humana common stock are held in “street name,” will my broker, bank or other nominee holder of record automatically vote my shares for me?

A:	No. If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold shares of Humana common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, each of the three proposals to be considered at the Humana special meeting as described in this joint proxy statement/prospectus is considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on any of the three proposals.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the three proposals to be considered at the Humana special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of shares of Humana common stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the special meeting. As a result, there will not be any broker non-votes in connection with any of the three proposals to be considered at the Humana special meeting as described in this joint proxy statement/prospectus.

Q:	How will my shares be represented at the Humana special meeting?

A:

If you correctly submit your proxy via the Internet, by telephone or by mail, the directors of Humana named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as Humana’s board of directors unanimously recommends, which is:

•	“FOR” the adoption of the merger agreement;

•	“FOR” the approval of the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof; and

•	“FOR” the approval, on an advisory (non-binding) basis, of compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

However, if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Q:	How do I vote my shares at the Aetna special meeting?

A:	Via the Internet or by Telephone

If you hold Aetna common shares directly in your name as a shareholder of record, you may vote via the Internet at www.proxyvote.com or by telephone by calling (800) 690-6903 toll-free. In order to submit a proxy to vote via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Aetna shareholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 18, 2015.

If you hold Aetna common shares in “street name,” meaning through a broker, bank or other nominee holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold Aetna common shares directly in your name as a shareholder of record, you may submit a proxy card to vote your shares by mail. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge must receive your proxy card no later than the close of business on October 18, 2015.

If you hold Aetna common shares in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail, you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Aetna common shares directly in your name as a shareholder of record, you may vote in person at the Aetna special meeting. Shareholders of record also may be represented by another person at the Aetna special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the Aetna special meeting.

If you hold Aetna common shares in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Aetna special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Aetna special meeting, Aetna encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Aetna special meeting.

Aetna encourages you to register your vote via the Internet, by telephone or by mail. If you attend the Aetna special meeting, you may also vote in person, in which case any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by the vote that you cast at the Aetna special meeting. To vote in person at the Aetna special meeting, beneficial owners who hold shares in “street name” through a broker, bank or other nominee holder of record will need to contact the broker, bank or other nominee holder of record to obtain a written legal proxy to bring to the meeting. Whether your proxy is submitted via the Internet, by phone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Aetna special meeting, your shares will be voted at the Aetna special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

Again, you may vote via the Internet or by telephone until 11:59 p.m. (Eastern Time) on October 18, 2015, or Aetna’s agent must receive your paper proxy card by mail no later than the close of business on October 18, 2015.

Q:	If my Aetna common shares are held in “street name,” will my broker, bank or other nominee holder of record automatically vote my shares for me?

A:	No. If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold Aetna common shares in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, both proposals to be considered at the Aetna special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on either proposal.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to either of the proposals to be considered at the Aetna special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of Aetna common shares held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the special meeting. As a result, there will not be any broker non-votes in connection with either of the proposals to be considered at the Aetna special meeting as described in this joint proxy statement/prospectus.

Q:	How will my shares be represented at the Aetna special meeting?

A:	If you correctly submit your proxy via the Internet, by telephone or by mail, the persons named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as Aetna’s board of directors unanimously recommends, which is:

•	“FOR” the stock issuance; and

•	“FOR” the approval of the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting.

However, if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Q:	Who may attend the Humana special meeting?

A:	Humana stockholders at the record date for the Humana special meeting (the close of business on September 16, 2015), or their respective authorized representatives, may attend the Humana special meeting. If you hold shares of Humana common stock in your name at the record date, please be prepared to provide valid government-issued photo identification (e.g., a driver’s license or a passport), to gain admission to the Humana special meeting. Humana is commencing its solicitation of proxies on or about September 1, 2015, which is before the September 16, 2015 record date. Humana will continue to solicit proxies until the date of the Humana special meeting. Each stockholder of record on September 16, 2015 who did not receive a joint proxy statement/prospectus prior to the record date will receive a joint proxy statement/prospectus as soon as practicable after the record date and have the opportunity to vote on the matters described in the joint proxy statement/prospectus. Proxies delivered prior to the record date will be valid and effective so long as the stockholder providing the proxy is a stockholder on the record date. If you are not a holder of record on the record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy prior to the record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of Humana common stock you own on the record date even if that number is different from the number of shares of Humana common stock you owned when you executed and delivered your proxy. Proxies received from persons who are not holders of record on the record date will not be effective.

If you are a beneficial owner of shares of Humana common stock held in “street name” by a broker, bank or other nominee holder of record at the record date (the close of business on September 16, 2015), in addition to proper identification, you will also need proof of beneficial ownership at the record date to be admitted to the Humana special meeting. A brokerage statement or letter from a bank, broker or other nominee holder of record are examples of proof of beneficial ownership. If you want to vote your shares of Humana common stock held in “street name” in person at the Humana special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Humana stockholders may contact Humana’s Investor Relations Department at (502) 580-3622 to obtain directions to the location of the Humana special meeting.

Q:	Who may attend the Aetna special meeting?

A:

Aetna shareholders at the record date for the Aetna special meeting (the close of business on September 16, 2015), or their respective authorized representatives, may attend the Aetna special meeting. You may not appoint more than one person to act as your authorized representative at the Aetna special meeting. If you would like to attend the Aetna special meeting, because of security procedures, you will need to obtain an admission ticket issued in advance. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 151 Farmington Avenue, RW61, Hartford, CT 06156 or by facsimile to (860) 293-1361. Ticket requests will not be accepted by phone or email. Aetna’s Corporate Secretary must receive your request for an admission ticket on or before October 13, 2015. In addition to obtaining an admission ticket in advance, you will be required to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the Aetna special meeting.

Aetna is commencing its solicitation of proxies on or about September 1, 2015, which is before the September 16, 2015 record date. Aetna will continue to solicit proxies until the October 19, 2015 Aetna special meeting. Each shareholder of record on September 16, 2015 who has not yet received a joint proxy statement/prospectus prior to that date will receive a joint proxy statement/prospectus as soon as practicable after the record date and have the opportunity to vote on the matters described in the joint proxy statement/prospectus. Proxies delivered prior to the record date will be valid and effective so long as the shareholder providing the proxy is a shareholder on the record date. If you are not a holder of record on the record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy prior to the record date and do not revoke that proxy, your proxy will be deemed to cover the number of Aetna common shares you own on the record date even if that number is different from the number of Aetna common shares you owned when you executed and delivered your proxy. Proxies received from persons who are not holders of record on the record date will not be effective.

If you are a beneficial owner of Aetna common shares held in “street name” by a broker, bank or other nominee holder of record at the record date (the close of business on September 16, 2015), in addition to following the security procedures described above, you will also need proof of beneficial ownership at the record date to obtain your admission ticket for the Aetna special meeting. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your Aetna common shares held in “street name” in person at the Aetna special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Aetna shareholders may contact MacKenzie Partners, Inc. at (800) 322-2885 to obtain directions to the location of the Aetna special meeting.

Q.	Can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote in person at any time before the closing of the polls at the applicable special meeting.

If you are a stockholder of record at the record date for the Humana or Aetna special meeting, as applicable (in each case, the close of business on September 16, 2015), you can revoke your proxy or change your vote by:

•	sending a signed notice stating that you revoke your proxy:

•	if you are a Humana stockholder, to Vote Processing, c/o Broadridge Financial Solutions, Inc. by mail at 51 Mercedes Way, Edgewood NY 11717 or by fax at 1-515-254-7733; or

•	if you are an Aetna shareholder, to Vote Processing, c/o Broadridge Financial Solutions, Inc. by mail at 51 Mercedes Way, Edgewood NY 11717 or by fax at 1-515-254-7733.

in each case, that bears a date later than the date of the proxy you want to revoke and is received before 11:59 p.m. (Eastern Time) on October 18, 2015;

•	submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m. (Eastern Time) on October 18, 2015, or by mail that is received before 11:59 p.m. (Eastern Time) on October 18, 2015; or

•	attending the applicable special meeting (or, if the applicable special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your brokerage firm, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the applicable special meeting.

Q:	What happens if I sell my shares of Humana common stock after the record date but before the Humana special meeting?

A:	The record date for the Humana special meeting (the close of business on September 16, 2015) is earlier than the date of the Humana special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Humana common stock after the record date but before the date of the Humana special meeting, you will retain your right to vote at the Humana special meeting. However, you will not have the right to receive the merger consideration to be received by Humana stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	What happens if I sell my Aetna shares after the record date but before the Aetna special meeting?

A:	The record date for the Aetna special meeting (the close of business on September 16, 2015) is earlier than the date of the Aetna special meeting. If you sell or otherwise transfer your Aetna common shares after the record date but before the date of the Aetna special meeting, you will retain your right to vote at the Aetna special meeting.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus, the related proxy card or the voting instruction forms. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through another nominee holder of record, and in certain other circumstances. In addition, if you are a holder of shares of both Humana common stock and Aetna common shares, you will receive one or more separate proxy cards or voting instruction cards for each company. If you receive more than one set of voting materials, please separately submit votes for each set of voting materials in order to ensure that all of your shares are voted.

Q:	Are Humana stockholders or Aetna shareholders entitled to appraisal rights?

A:

Humana stockholders: Yes. Under Section 262 of the Delaware General Corporation Law, which is referred to in this joint proxy statement/prospectus as the DGCL, if the merger is completed, holders of Humana common stock who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the procedures for exercising appraisal rights under Section 262 of the DGCL will be entitled, in lieu of receiving the merger consideration, to obtain payment in cash of the fair value of their shares of Humana common stock as determined by the Delaware Court of Chancery. Humana stockholders who wish to exercise appraisal rights must follow the procedures prescribed by Delaware law. These procedures are summarized in this joint proxy statement/prospectus. See “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Appraisal Rights for Humana Stockholders” beginning on page 145 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is included as Annex B to this joint proxy statement/prospectus. Failure to comply with the provisions of Section 262 of the DGCL will result in loss of appraisal rights and receipt of the merger consideration.

Aetna shareholders: No. Aetna shareholders will not be entitled to appraisal or dissenters’ rights in connection with the mergers.

Q:	Is completion of the mergers subject to any conditions?

A:	Yes. Aetna and Humana are not required to complete the mergers unless a number of conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include the adoption of the merger agreement by Humana stockholders, the approval of the stock issuance by Aetna shareholders, termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/prospectus as the HSR Act, and the receipt of certain other regulatory approvals. For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the mergers, see “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 161 of this joint proxy statement/prospectus.

Q:	When do you expect to complete the mergers?

A:	As of the date of this joint proxy statement/prospectus, Humana and Aetna expect to complete the mergers in the second half of 2016, subject to adoption of the merger agreement by Humana stockholders, the approval of the stock issuance by Aetna shareholders, early termination or expiration of the waiting period under the HSR Act, the receipt of certain other regulatory approvals and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the mergers. However, no assurance can be given as to when, or if, the mergers will be completed.

Q:	Is the transaction expected to be taxable to Humana stockholders?

A:	Aetna and Humana intend that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to in this joint proxy statement/prospectus as the Code, and that Aetna and Humana will each be a party to the “reorganization,” and it is a condition to the obligation of each of Aetna and Humana to complete the mergers that each shall have received an opinion from its tax counsel substantially to this effect. Accordingly, a U.S. person that is a beneficial owner of Humana common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received and (ii) the excess of the sum of the amount of cash received and the fair market value of the Aetna common shares received over the U.S. person’s adjusted tax basis in the shares of Humana common stock surrendered in the mergers.

Each Humana stockholder is urged to read the discussion in the section entitled “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 149 of this joint proxy statement/prospectus and to consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the mergers.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes. Then, please vote your shares of Humana common stock or Aetna common shares, as applicable, which you may do by:

•	completing, dating, signing and returning the enclosed proxy card for the applicable company in the accompanying postage-paid return envelope;

•	submitting your proxy via the Internet or by telephone by following the instructions included on your proxy card for such company; or

•	attending the applicable special meeting and voting by ballot in person.

If you hold shares in “street name” through a broker, bank or other nominee holder of record, please instruct your broker, bank or other nominee holder of record to vote your shares by following the instructions that the broker, bank or other nominee holder of record provides to you with these materials.

See “—How will my shares be represented at the Humana special meeting?” beginning on page 8 of this joint proxy statement/prospectus and “—How will my shares be represented at the Aetna special meeting?” beginning on page 11 of this joint proxy statement/prospectus.

Q:	Should I send in my Humana stock certificates now?

A:	No. Humana stockholders should not send in their stock certificates at this time. After completion of the mergers, Aetna’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Humana common stock for the merger consideration. The Aetna common shares you receive in the merger will be issued in book-entry form and physical certificates will not be issued. See “The Merger Agreement—Procedures for Surrendering Humana Stock Certificates” beginning on page 159 of this joint proxy statement/prospectus. Aetna shareholders will keep their existing share certificates, if any, and will not be required to take any action with respect to their certificates.

Q:	As a holder of options issued by Humana to purchase Humana common stock, or a holder of Humana restricted stock units or performance share units, what will I receive in the merger?

A:	Each vested option to purchase shares of Humana common stock (including those stock options that vest by their terms as of the completion of the merger) that is outstanding as of completion of the merger will be cancelled and converted into the right to receive a cash amount equal to, for each share of Humana common stock underlying the Humana stock option: the excess, if any, of (i) the sum of (A) $125.00 plus (B) the value equal to the product of the average of the volume weighted averages of the trading prices for Aetna common shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to completion of the merger, which average is referred to in this joint proxy statement/prospectus as the Aetna closing price, multiplied by the ratio of 0.8375 of an Aetna common share for each share of Humana common stock (which is referred to in this joint proxy statement/prospectus as the exchange ratio) (the sum of the amounts in clauses (A) and (B) is referred to in this joint proxy statement/prospectus as the equity award cash consideration) over (ii) the applicable per share exercise price of the Humana stock option. Each outstanding vested Humana stock option (including those stock options that vest by their terms as of the completion of the merger) with a per-share exercise price greater than or equal to the equity award cash consideration (as described under “The Merger Agreement—Treatment of Humana Equity Awards” beginning on page 160 of this joint proxy statement/prospectus) will be cancelled for no consideration.

Each option to purchase shares of Humana common stock that is not vested as of the completion of the merger or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), at the completion of the merger, will be assumed by Aetna and will become an option to purchase Aetna common shares, as described under “The Merger Agreement—Treatment of Humana Equity Awards” beginning on page 160 of this joint proxy statement/prospectus.

Immediately prior to the completion of the merger, each outstanding Humana restricted stock unit, which is referred to in this joint proxy statement/prospectus as a Humana RSU, and each Humana performance share unit, which is referred to in this joint proxy statement/prospectus as a Humana PSU, that provides for accelerated vesting upon the completion of the merger will vest and will be converted into the right to receive, with respect to each share of Humana common stock underlying the Humana RSU or Humana PSU, the merger consideration plus a cash amount equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to the Humana RSU or Humana PSU. Humana PSUs will be earned assuming the achievement of the maximum level of performance to the extent required by their terms.

Each Humana RSU or Humana PSU that is not converted into a right to receive the merger consideration and other amounts described above or is granted after the date of the merger agreement (to the extent permitted under the merger agreement) will be assumed by Aetna and will be converted into a restricted unit award that settles in, with respect to each share of Humana common stock underlying the Humana RSU or Humana PSU (with the performance of the Humana PSU to be determined based on the agreement relating to the Humana PSU), the merger consideration, plus an amount in cash equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to the Humana RSU or Humana PSU.

See “The Merger Agreement—Treatment of Humana Equity Awards” beginning on page 160 of this joint proxy statement/prospectus.

Q:	How can I vote the Aetna common shares I hold through Aetna’s 401(k) plan?

A:	Participants in the Aetna 401(k) plan who receive this joint proxy statement/prospectus in their capacity as participants in the Aetna 401(k) plan will receive voting instruction cards instead of proxy cards. The voting instruction card directs the trustee of the Aetna 401(k) plan to vote the shares shown on the card as indicated on the card. Aetna common shares held through the Aetna 401(k) plan may be voted by using the Internet, by calling a toll-free telephone number or by completing, signing and dating the voting instruction card and mailing it to the trustee of the Aetna 401(k) plan in accordance with the trustee’s instructions. Aetna common shares held through the Aetna 401(k) plan for which no instructions are received will be voted by the trustee of the Aetna 401(k) plan in the same percentage as the Aetna common shares held through the Aetna 401(k) plan for which the trustee receives voting instructions. The trustee must receive your voting instructions by 11:59 p.m. (Eastern Time) on October 14, 2015.

Please note that you cannot vote the Aetna common shares you hold through the Aetna 401(k) plan in person at the Aetna special meeting.

Q:	How do I vote the share equivalent units held in the Humana Common Stock Fund of the Humana Retirement Savings Plan or the Humana Puerto Rico Retirement Savings Plan?

A:	If you have an interest in the Humana Common Stock Fund of the Humana Retirement Savings Plan or the Humana Puerto Rico Retirement Savings Plan as of the record date, you may vote such interests with respect to the proposals being submitted to Humana stockholders at the Humana special meeting. Under the Humana Retirement Savings Plan and the Humana Puerto Rico Retirement Savings Plan, your voting rights are based on your interest, or the amount of money you and Humana have invested in your Humana Common Stock Fund.

You may exercise these voting rights in almost the same way that Humana stockholders may vote their shares of Humana common stock, but you have an earlier deadline. You may exercise these voting rights by providing your voting instructions to Broadridge by 11:59 p.m. (Eastern Time) on October 14, 2015. You must provide your voting instructions to Broadridge via the Internet, by telephone or by mail in accordance with the methods described above under “—How do I vote my shares at the Humana special meeting?”.

Broadridge will aggregate the votes of all participants and provide voting information to the trustee for the applicable plan and will submit a proxy that reflects your instructions. If you do not give voting instructions (or give them late), the trustee will vote your interest in the Humana Common Stock Fund in the same proportion as the shares of Humana common stock attributed to the Humana Retirement Savings Plan, or the Humana Puerto Rico Retirement Savings Plan, as applicable, are actually voted by the other participants in the applicable plan.

Please note that you cannot vote your interests in the Humana Common Stock Fund in person at the Humana special meeting. Your voting instructions will be kept confidential under the terms of the Humana Retirement Savings Plan or the Humana Puerto Rico Retirement Savings Plan, as applicable.

Q:	If I am a Humana stockholder, whom should I call with questions?

A:	If you have any questions about the merger agreement, the mergers, the vote on the merger agreement, the adjournment vote, the advisory (non-binding) vote on compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger or the Humana special meeting, or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your shares of Humana common stock, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Telephone (Collect): (212) 269-5550

Telephone (Toll-Free): (800) 676-7437

Email: webmaster@dfking.com

or

Humana Inc.

500 West Main Street

Louisville, KY 40202

Attention: Investor Relations

Telephone: (502) 580-3622

Q:	If I am an Aetna shareholder, whom should I call with questions?

A:	If you have any questions about the merger agreement, the mergers, the stock issuance, the vote on the stock issuance, the adjournment vote or the Aetna special meeting or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your Aetna common shares, you should contact:

105 Madison Avenue

New York, NY 10016

Telephone (Toll-Free): (800) 322-2885

Telephone (Collect): (212) 929-5500

Email: proxy@mackenziepartners.com

or

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06156

Attention: Investor Relations

Telephone: (860) 273-2402

Email: investorrelations@aetna.com

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents attached to or referred to in this joint proxy statement/prospectus in order to fully understand the merger agreement and the proposed mergers. See “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (See Page 73)

Aetna Inc.

Aetna was incorporated in the Commonwealth of Pennsylvania in 1982. Aetna, together with its subsidiaries, is one of the nation’s leading diversified health care benefits companies, serving an estimated 46.7 million people as of June 30, 2015, with information and resources to help them in consultation with their health care professionals make better informed decisions about their health care. Aetna offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, medical management capabilities, Medicaid health care management services, Medicare Advantage and Medicare supplement plans, workers’ compensation administrative services and health information technology products and services, such as Accountable Care Solutions. Aetna’s customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates.

The principal trading market for Aetna common shares (NYSE: AET) is the NYSE. The principal executive offices of Aetna are located at 151 Farmington Avenue, Hartford, CT 06156; its telephone number is (860) 273-0123; and its website is www.aetna.com. Information on Aetna’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Aetna from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

Humana Inc.

Humana was incorporated in the State of Delaware in 1964. Headquartered in Louisville, Kentucky, Humana is a leading health and well-being company focused on making it easy for people to achieve their best health with clinical excellence through coordinated care. Humana’s strategy integrates care delivery, the member experience, and clinical and consumer insights to encourage engagement, behavior change, proactive clinical outreach and wellness for the millions of people it serves across the country. As of June 30, 2015, Humana had approximately 14.2 million members in its medical benefit plans, including 2.7 million individual Medicare Advantage members, as well as approximately 7.4 million members in its specialty products. During 2014, 73% of Humana’s total premiums and services revenue were derived from contracts with the federal government, including 15% derived from its individual Medicare Advantage contracts in Florida with the Centers for Medicare & Medicaid Services, which is referred to in this joint proxy statement/prospectus as CMS.

The principal trading market for Humana common stock (NYSE: HUM) is the NYSE. The principal executive offices of Humana are located at 500 West Main Street, Louisville, Kentucky 40202; its telephone number is (502) 580-1000; and its website is www.humana.com. Information on Humana’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Humana from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

Echo Merger Sub, Inc.

Merger Sub 1 was incorporated in the State of Delaware on June 26, 2015, and is a wholly owned subsidiary of Aetna. Merger Sub 1 was formed solely for the purpose of completing the mergers. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub 1 are located at 151 Farmington Avenue, Hartford, CT 06156; and its telephone number is (860) 273-0123.

Echo Merger Sub, LLC

Merger Sub 2 was formed in the State of Delaware on June 26, 2015, and is a wholly owned subsidiary of Aetna. Merger Sub 2 was formed solely for the purpose of completing the subsequent merger. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub 2 are located at 151 Farmington Avenue, Hartford, CT 06156; and its telephone number is (860) 273-0123.

The Mergers (See Page 89)

Aetna, Merger Subs and Humana have entered into the merger agreement. Subject to the terms and conditions of the merger agreement and in accordance with applicable law, in the merger, Merger Sub 1 will be merged with and into Humana, with Humana continuing as the surviving corporation and a wholly owned subsidiary of Aetna, and in the subsequent merger, Humana will be merged with and into Merger Sub 2, with Merger Sub 2, which will be re-named “Humana LLC”, continuing as the surviving company and a wholly owned subsidiary of Aetna. Upon completion of the merger, Humana’s common stock will no longer be publicly traded.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You should read the merger agreement carefully because it is the legal document that governs the mergers.

Special Meeting of Stockholders of Humana (See Page 82)

Meeting. The Humana special meeting will be held on October 19, 2015, at the offices of Fried Frank, Harris, Shriver & Jacobson LLP on the 36th floor of 375 Park Avenue, New York, New York 10152, at 3:30 p.m., Eastern Time. At the Humana special meeting, Humana stockholders will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement;

•	to approve the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any postponement or adjournment thereof; and

•	to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Record Date. Humana’s board of directors has fixed the close of business on September 16, 2015, as the record date for determination of the stockholders entitled to vote at the Humana special meeting or any adjournment or postponement thereof. Only Humana stockholders of record at the record date are entitled to receive notice of, and to vote at, the Humana special meeting or any adjournment or postponement of the Humana special meeting. As of the close of business on August 25, 2015, the most recent practicable date for which such information was available, there were 148,214,812 shares of Humana common stock outstanding. Each holder of Humana common stock is entitled to one vote for each share of Humana common stock owned at the record date. The number of shares of Humana common stock outstanding as of the record date is not expected to be meaningfully different from the number as of August 25, 2015.

Quorum. The presence at the Humana special meeting, in person or by proxy, of the holders of record of a majority of the shares of Humana common stock issued and outstanding at the record date (the close of business on September 16, 2015) and entitled to vote will be necessary and sufficient to constitute a quorum at the Humana special meeting. Abstentions will be deemed present at the Humana special meeting for the purpose of determining the presence of a quorum. Shares of Humana common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record on any of the proposals to be voted on at the Humana special meeting, and shares of Humana common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Humana special meeting for the purpose of determining the presence of a quorum. There must be a quorum for business to be conducted at the Humana special meeting. Failure of a quorum to be present at the Humana special meeting will necessitate an adjournment or postponement thereof and will subject Humana to additional expense.

Required Vote. Pursuant to Humana’s certificate of incorporation, which is referred to in this joint proxy statement/prospectus as Humana’s charter, to adopt the merger agreement, the affirmative vote of holders of at least three-fourths of the shares of Humana common stock outstanding and entitled to vote thereon is required. Aetna may be deemed to be a “related company” of Humana under Article Eleventh of Humana’s charter because one or more institutional stockholders of Humana who appear to beneficially own more than 5% of the outstanding shares of Humana common stock also appear to beneficially own 5% or more of the outstanding Aetna common shares. Humana cannot complete the merger and the merger consideration will not be paid unless its stockholders adopt the merger agreement by a vote “FOR” the proposal by holders of at least three-fourths of the outstanding shares of Humana common stock entitled to vote on the proposal. Because adoption of the merger agreement requires the affirmative vote of at least three-fourths of the outstanding shares of Humana common stock entitled to vote thereon, a Humana stockholder’s abstention from voting, the failure of a Humana stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Humana stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

To approve (i) the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof (assuming a quorum is present) and (ii) the non-binding advisory proposal to approve compensation that will or may be paid by Humana to its named executive officers in connection with the merger, the affirmative vote of holders of a majority of the votes cast affirmatively or negatively on such proposal is required. Accordingly, a Humana stockholder’s abstention from voting, the failure of a Humana stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Humana stockholder’s other failure to vote will have no effect on the outcome of any vote to adjourn the special meeting (assuming a quorum is present) or any vote to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Stock Ownership of and Voting by Humana Directors and Executive Officers. At the close of business on August 25, 2015, the most recent practicable date for which such information was available, Humana’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 351,175 shares of Humana common stock, which represents 0.24% of the shares of Humana common stock entitled to vote as of that date. The number of shares of Humana common stock which Humana’s directors and executive officers and their affiliates will beneficially own as of the record date (the close of business on September 16, 2015) is not expected to be meaningfully different from the number as of August 25, 2015.

It is expected that Humana’s directors and executive officers and their affiliates will vote their shares “FOR” the adoption of the merger agreement, “FOR” the proposal to adjourn from time to time the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof and “FOR” the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers, although none of them has entered into any agreement requiring them to do so.

Special Meeting of Shareholders of Aetna (See Page 75)

Meeting. The Aetna special meeting will be held on October 19, 2015, at the Hilton Garden Inn, located at 85 Glastonbury Blvd., Glastonbury, Connecticut 06033, at 1:30 p.m., Eastern Time. At the Aetna special meeting, Aetna shareholders will be asked to consider and vote on the following proposals:

•	to approve the stock issuance; and

•	to approve the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting.

Record Date. Aetna’s board of directors has fixed the close of business on September 16, 2015, as the record date for determination of the shareholders entitled to vote at the Aetna special meeting or any adjournment or postponement thereof. Only Aetna shareholders of record at the record date are entitled to receive notice of, and to vote at, the Aetna special meeting or any adjournment or postponement of the Aetna special meeting. As of the close of business on August 25, 2015, the most recent practicable date for which such information was available, there were 348,688,145 Aetna common shares outstanding. Each holder of Aetna common shares is entitled to one vote for each Aetna common share owned at the record date. The number of Aetna common shares outstanding as of the record date is not expected to be meaningfully different from the number as of August 25, 2015.

Quorum. The presence at the Aetna special meeting, in person or by proxy, of the holders of a majority of the outstanding Aetna common shares at the record date (the close of business on September 16, 2015) will constitute a quorum. Abstentions will be deemed present at the Aetna special meeting for the purpose of determining the presence of a quorum. Aetna common shares held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record, and Aetna common shares with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Aetna special meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the share issuance to be taken at the Aetna special meeting. Failure of a quorum to be present at the Aetna special meeting will necessitate an adjournment of the meeting and will subject Aetna to additional expense. Pursuant to Pennsylvania law, if the Aetna special meeting is adjourned for one or more periods aggregating at least 15 days due to the absence of a quorum, Aetna shareholders who are entitled to vote and who attend (including by proxy) the adjourned meeting, even though they do not constitute a quorum as described above, will constitute a quorum for the purpose of acting on the stock issuance.

Required Vote. Assuming a quorum is present, to approve the stock issuance, the affirmative vote of a majority of the votes cast at the Aetna special meeting by holders of Aetna common shares is required. Aetna cannot complete the merger unless its shareholders approve the stock issuance. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against” as well as abstentions. As a result, an Aetna shareholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the proposal. The failure of an Aetna shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or an Aetna shareholder’s other failure to vote will have no effect on the outcome of any vote to approve the stock issuance because these failures to vote are not considered “votes cast.”

To approve the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting, whether or not a quorum, as defined under Pennsylvania law, is present, the affirmative vote of a majority of the votes cast at the Aetna special meeting by Aetna shareholders is required. For purposes of the adjournment proposal, “votes cast” means votes “for” or “against” the proposal. As a result, an Aetna shareholder’s abstention from voting, the failure of an Aetna shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or an Aetna shareholder’s other failure to vote will have no effect on the outcome of any vote to adjourn the Aetna special meeting.

Share Ownership of and Voting by Aetna Directors and Executive Officers. At the close of business on August 25, 2015, the most recent practicable date for which such information was available, Aetna’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 1,207,079 Aetna common shares, which represents 0.35% of the Aetna common shares entitled to vote as of that date. The number of Aetna common shares which Aetna’s directors and executive officers and their affiliates will beneficially own as of the record date (the close of business on September 16, 2015) is not expected to be meaningfully different from the number as of August 25, 2015.

It is expected that Aetna’s directors and executive officers and their affiliates will vote their shares “FOR” the stock issuance and “FOR” the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting, although none of them has entered into any agreement requiring them to do so.

What Humana Stockholders Will Receive in the Merger (See Page 158)

If the merger is completed, Humana stockholders will be entitled to receive, in exchange for each share of Humana common stock that they own immediately prior to the merger, $125.00 in cash, without interest, and 0.8375 of an Aetna common share, together with cash payable in lieu of any fractional shares as described below.

Aetna will not issue any fractional shares in the merger. Instead, the total number of Aetna common shares that each Humana stockholder will receive in the merger will be rounded down to the nearest whole number, and each Humana stockholder will receive cash, without interest, for any fractional Aetna common share that he or she would otherwise receive in the merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of an Aetna common share that the Humana stockholder would otherwise be entitled to receive in the merger by the Aetna closing price.

Example: If you own 100 shares of Humana common stock at the time the merger is completed, you will be entitled to receive $12,500.00 in cash, without interest, and 83 Aetna common shares. In addition, you will be entitled to receive an amount of cash equal to 0.75 of an Aetna common share multiplied by the Aetna closing price.

The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either Aetna common shares or Humana common stock changes. Therefore, the value of the stock portion of the merger consideration will depend on the market price of Aetna common shares at the time Humana stockholders receive Aetna common shares in the merger. Based on the closing price of an Aetna common share on the NYSE on July 2, 2015, the last trading day before the public announcement of the merger agreement, the merger consideration represented approximately $230.11 in value for each share of Humana common stock. Based on the closing price of an Aetna common share on the NYSE on August 27, 2015, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available, the merger consideration represented approximately $223.64 in value for each share of Humana common stock. The market price of Aetna common shares has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Humana special meeting and the date the merger is completed and thereafter. The market price of Aetna common shares when received by Humana stockholders after the merger is completed could be greater than, less than or the same as the market price of Aetna common shares on the date of this joint proxy statement/prospectus or at the time of the Humana special meeting or any adjournment or postponement thereof.

Treatment of Humana Equity Awards (See Page 160)

As of the completion of the merger, each vested option to purchase shares of Humana common stock, which are referred to in this joint proxy statement/prospectus as Humana stock options (including those Humana stock options that vest by their terms as of the completion of the merger), will be cancelled and converted into the right to receive a cash amount equal to, for each share of Humana common stock underlying the Humana stock option: the excess, if any, of (i) the equity award cash consideration over (ii) the applicable per share exercise price of the Humana stock option. Each outstanding vested Humana stock option (including those Humana stock options that vest by their terms as of the completion of the merger) with a per-share exercise price greater than or equal to the equity award cash consideration, will be cancelled for no consideration.

Each Humana stock option that is not vested as of the completion of the merger or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), at the completion of the merger, will be assumed by Aetna and will become an option to purchase Aetna common shares on the same terms and conditions, except that (i) the number of Aetna common shares subject to the assumed stock option will equal (A) the number of shares of Humana common stock that were subject to such Humana stock option immediately prior to the completion of the merger, multiplied by (B) the sum of (1) the exchange ratio, plus (2) the quotient of (x) $125.00, divided by (y) the Aetna closing price (the sum of the amounts in clauses (1) and (2) is referred to in this joint proxy statement/prospectus as the equity award exchange ratio) and (ii) the per-share exercise price will equal the exercise price per share of the Humana stock option immediately prior to the completion of the merger, divided by the equity award exchange ratio.

Immediately prior to the completion of the merger, each outstanding Humana RSU and Humana PSU that provides for accelerated vesting upon the completion of the transactions contemplated by the merger agreement will vest and will be converted into the right to receive, with respect to each share of Humana common stock underlying the Humana RSU or Humana PSU, the merger consideration, plus a cash amount equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to such Humana RSU or Humana PSU. Humana PSUs will be earned assuming the achievement of the maximum level of performance to the extent required by their terms.

Each Humana RSU or Humana PSU that is not converted into a right to receive the merger consideration and the other amounts referred to above, or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by Aetna and will be converted into a restricted unit award or performance-based unit award, as applicable, that settles in, with respect to each share of Humana common stock underlying the Humana RSU or Humana PSU (with the performance of the Humana PSU to be determined based on the agreement relating to the Humana PSU), the merger consideration, plus a cash amount equal to the accrued but unpaid dividend equivalent rights relating to the Humana RSU or Humana PSU.

Recommendations of the Humana Board of Directors (See Page 82)

Humana’s board of directors unanimously determined that the merger agreement, the merger, and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Humana stockholders. Humana’s board of directors unanimously recommends that Humana stockholders vote “FOR” the proposal to adopt of the merger agreement. For the factors considered by Humana’s board of directors in reaching this decision, see “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Humana’s Reasons for the Mergers; Recommendation of the Humana Board of Directors that Humana Stockholders Adopt the Merger Agreement” beginning on page 104 of this joint proxy statement/prospectus.

Humana’s board of directors unanimously recommends that Humana stockholders vote “FOR” the proposal to adjourn from time to time the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof. See “Humana Proposal II: Adjournment of the Humana Special Meeting” beginning on page 197 of this joint proxy statement/prospectus.

In addition, Humana’s board of directors unanimously recommends that Humana stockholders vote “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger. See “Humana Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements” beginning on page 198 of this joint proxy statement/prospectus.

Recommendations of the Aetna Board of Directors (See Page 75)

Aetna’s board of directors unanimously determined that the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the stock issuance, are advisable and fair to and in the best interests of Aetna shareholders. Aetna’s board of directors unanimously recommends that Aetna shareholders vote “FOR” the stock issuance. For the factors considered by Aetna’s board of directors in reaching this decision, see “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Aetna’s Reasons for the Merger; Recommendation of the Aetna Board of Directors that Aetna Shareholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus.

Aetna’s board of directors unanimously recommends that Aetna shareholders vote “FOR” the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting. See “Aetna Proposal II: Adjournment of the Aetna Special Meeting” beginning on page 199 of this joint proxy statement/prospectus.

Opinion of Humana’s Financial Advisor (See Page 113)

Goldman, Sachs & Co., which is referred to in this joint proxy statement/prospectus as Goldman Sachs, delivered its opinion to Humana’s board of directors that, as of July 2, 2015, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to holders (other than Aetna and its affiliates) of shares of Humana’s common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 2, 2015, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Humana’s board of directors in connection with its consideration of the mergers. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Humana’s common stock should vote with respect to the mergers or any other matter.

For further information, see the section of this joint proxy statement/prospectus entitled “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Opinion of Humana’s Financial Advisor” beginning on page 113 of this joint proxy statement/prospectus and Annex C.

Opinions of Aetna’s Financial Advisors (See Page 120)

Opinion of Citigroup Global Markets Inc.

On July 2, 2015, Citigroup Global Markets Inc., which is referred to in this joint proxy statement/prospectus as Citi, rendered its oral opinion to Aetna’s board of directors, which was confirmed by delivery of a written opinion dated July 2, 2015, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in the written opinion, each as described in greater detail in the section titled “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Opinions of Aetna’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” beginning on page 120 of this joint proxy statement/prospectus, the merger consideration to be paid by Aetna in the merger was fair, from a financial point of view, to Aetna. Citi’s opinion, the issuance of which was authorized by Citi’s fairness opinion committee, was provided to Aetna’s board of directors in connection with its evaluation of the mergers and was limited to the fairness, from a financial point of view, as of the date of the opinion, to Aetna of the consideration to be paid by Aetna in the mergers. Citi’s opinion does not address any other aspects or implications of the mergers and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the mergers. The summary of Citi’s opinion is qualified in its entirety by reference to the full text of the opinion. We encourage you to read the full text of Citi’s written opinion, which is attached to this joint proxy statement/prospectus as Annex D and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken.

Opinion of Lazard Frères & Co. LLC

On July 2, 2015, Lazard Frères & Co. LLC, which is referred to in this joint proxy statement/prospectus as Lazard, rendered its oral opinion to Aetna’s board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration to be paid by Aetna in the merger was fair, from a financial point of view, to Aetna.

The full text of Lazard’s written opinion, dated July 2, 2015, which sets forth, among other things, the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this joint proxy statement/prospectus as Annex E and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read Lazard’s opinion, and the section titled “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Opinions of Aetna’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” beginning on page 129 of this joint proxy statement/prospectus, carefully and in their entirety.

Lazard’s opinion was directed to and for the benefit of Aetna’s board of directors (in their capacity as such) for the information and assistance of the Aetna board of directors in connection with its evaluation of the mergers and only addressed the fairness, from a financial point of view, to Aetna of the merger consideration to be paid by Aetna in the merger as of the date of Lazard’s opinion. Lazard’s opinion did not address any other aspect of the mergers and was not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.

Ownership of Aetna Common Shares After the Mergers (See Page 89)

Based on the number of shares of Humana common stock (including the number of shares underlying Humana RSUs and PSUs) outstanding as of August 25, 2015, the most recent practicable date for which such information was available, and the treatment of Humana shares, RSUs and PSUs in the merger, Aetna expects to issue approximately 127.0 million Aetna common shares to Humana stockholders upon completion of the merger and reserve for issuance additional Aetna common shares in connection with the assumption, exercise and settlement of Humana options, RSUs and PSUs that are not vested as of the completion of the merger or that are granted after the date of the merger agreement (to the extent permitted by the merger agreement). The actual number of Aetna common shares to be issued and reserved for issuance upon completion of the merger will be determined at completion of the merger based on the exchange ratio and the number of shares of Humana common stock (including the number of shares underlying Humana RSUs and PSUs) outstanding at that time. Based on the number of shares of Humana common stock (including the number of shares underlying Humana options, Humana RSUs and PSUs) outstanding as of August 25, 2015, and the number of Aetna common shares outstanding as of August 25, 2015, the most recent practicable date for which such information was available, it is expected that, immediately after completion of the mergers, former Humana stockholders will own approximately 27% of the outstanding Aetna common shares.

Governance Following Completion of the Mergers (See Page 161)

Following completion of the mergers, Aetna will maintain the corporate headquarters of the combined company’s Medicare, Medicaid and TRICARE businesses in Louisville, Kentucky, and Humana LLC will maintain a significant corporate presence in Louisville, Kentucky.

As of completion of the mergers, the size of the board of directors of Aetna will be expanded to include four members of the board of directors of Humana who are independent with respect to Aetna and jointly designated by Humana and Aetna. As of the date of this joint proxy statement/prospectus, Aetna and Humana have not made a determination as to which four members of the board of directors of Humana will be designated to Aetna’s board of directors. Mark T. Bertolini will continue to serve as Chairman and Chief Executive Officer of Aetna following the completion of the mergers. See “The Merger Agreement—Governance Following Completion of the Mergers” beginning on page 161 for further information.

Interests of Humana’s Directors and Executive Officers in the Merger (See Page 188)

In considering the recommendation of Humana’s board of directors to adopt the merger agreement, Humana stockholders should be aware that Humana’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Humana stockholders generally. Humana’s board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and in recommending to Humana stockholders that the merger agreement be adopted.

These interests include the following:

•	Pursuant to the terms of the merger agreement and the outstanding equity awards held by Humana’s executive officers, all equity awards currently held by Humana’s executive officers will immediately vest upon the completion of the merger (other than equity awards held by Bruce D. Broussard, President and Chief Executive Officer of Humana, whose employment agreement provides for the vesting of outstanding equity awards only upon an involuntary termination of employment or a resignation for “good reason” in connection with a change in control), with stock options being cancelled in exchange for the equity award cash consideration and Humana RSUs and Humana PSUs being converted into the right to receive the merger consideration (with the Humana PSUs held by the executive officers other than Mr. Broussard being earned assuming the achievement of the maximum level of performance and the Humana PSUs held by Mr. Broussard being earned assuming achievement of target level of performance). Assuming a closing date for the merger of June 30, 2016 and a price per share of Humana common stock of $220.93, which is calculated based on a price of an Aetna common share of $114.54, which is the average closing price of an Aetna common share over the five business day period following the first public announcement of the mergers, the aggregate value of the vesting of the outstanding equity awards held by all thirteen Humana executive officers on the assumed closing date (assuming a qualifying termination of Mr. Broussard’s employment) is estimated to be $19,843,261 for Humana stock options, $18,784,355 for Humana RSUs and $56,558,772 for Humana PSUs;

•	Each Humana executive officer has previously entered into an agreement with Humana that provides for severance benefits upon an involuntary termination of employment or a resignation for “good reason” in connection with the completion of the merger. Pursuant to the terms of these agreements, the severance benefits range from one to two times the sum of the applicable executive officer’s (i) base salary and (ii) target bonus opportunity and such agreements provide for continued participation in all life, health, dental, accidental death and dismemberment and disability insurances until the second anniversary of the date of termination or, if earlier, the effective date of the executive officer’s coverage under equivalent benefits from a new employer. Assuming a qualifying termination of all of Humana’s executive officers immediately upon the completion of the merger, the aggregate value of the severance benefits to be paid or provided (including benefits continuation) to Humana’s thirteen executive officers is estimated to be $24,960,457;

•	Each Humana executive officer is entitled to a prorated annual bonus upon an involuntary termination of employment or a resignation with “good reason” in connection with a change in control, with the amount of the prorated bonus to be based on actual performance (other than Mr. Broussard, whose employment agreement provides for the prorated bonus to be based on target achievement). Assuming a qualifying termination of Humana’s executive officers immediately upon the completion of the merger, with performance deemed at target level and a closing date of June 30, 2016, the aggregate value of prorated bonuses to be paid to Humana’s thirteen executive officers is estimated to be $3,964,900;

•	Humana’s grant agreements for equity awards granted to executive officers contain a twelve month post-employment non-compete provision that, following a change in control, only becomes effective if the acquirer or any successor to Humana pays an amount at least equal to the executive officer’s then current annual base salary plus his or her maximum bonus (with such decision to be at the discretion of the acquirer or any successor to Humana). Assuming that Aetna determines to enforce the non-compete and make the payments to each of Humana’s executive officers (other than Mr. Broussard who is already subject to a post-employment non-compete provision under his employment agreement), the aggregate value of all non-compete payments to be paid to such Humana executive officers is estimated to be $15,557,350; and

•	Humana’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

These interests are described in further detail, including more information on the assumptions used in calculating the estimated amounts set forth above, under “Interests of Humana’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Indemnification and Insurance” beginning on pages 188 and 180, respectively, of this joint proxy statement/prospectus.

Listing of Aetna Common Shares and Delisting and Deregistration of Humana Common Stock (See Page 152)

Aetna will apply to have the Aetna common shares to be issued in the merger approved for listing on the NYSE, where Aetna common shares are currently traded. If the merger is completed, shares of Humana common stock will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to in this joint proxy statement/prospectus as the Exchange Act.

Appraisal Rights Available to Humana Stockholders (See Page 145)

Under Section 262 of the DGCL, if the merger is completed, holders of Humana common stock who do not vote in favor of the adoption of the merger agreement and who otherwise properly comply with the procedures for exercising appraisal rights under Section 262 of the DGCL will be entitled, in lieu of receiving the merger consideration, to obtain payment in cash of the fair value of their shares of Humana common stock as determined by the Delaware Court of Chancery. The judicially determined fair value could be more than, the same as, or less than the value of the merger consideration. Section 262 of the DGCL is included as Annex B to this joint proxy statement/prospectus. Holders of shares of Humana common stock are encouraged to read Section 262 of the DGCL carefully and in its entirety. Moreover, due to the complexity of the procedures for exercising appraisal rights, Humana stockholders who are considering exercising appraisal rights are encouraged to seek the advice of legal counsel. Failure to comply properly with the provisions of Section 262 of the DGCL will result in loss of appraisal rights and receipt of the merger consideration.

Appraisal or Dissenters’ Rights Not Available to Aetna Shareholders (See Page 149)

Under Pennsylvania law, Aetna shareholders will not be entitled to appraisal or dissenters’ rights in connection with the mergers.

Completion of the Mergers Is Subject to Certain Conditions (See Page 161)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the obligation of each of Aetna and Merger Subs, on the one hand, and Humana, on the other hand, to complete the mergers is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•	adoption of the merger agreement by holders of at least three-fourths of the outstanding shares of Humana common stock;

•	approval of the stock issuance by the affirmative vote of the holders of a majority of the votes cast at the Aetna special meeting;

•	absence of any applicable law (including any order) being in effect in the U.S. or any of its territories that prohibits completion of either of the mergers;

•	effectiveness of, and absence of any stop order with respect to, the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, relating to the stock issuance;

•	approval for the listing on the NYSE of the Aetna common shares to be issued in the merger;

•	accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds;

•	performance in all material respects by the other party of the covenants and agreements required to be performed by it at or prior to completion of the merger;

•	the absence of a material adverse effect on the other party (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 165 of this joint proxy statement/prospectus for the definition of material adverse effect); and

•	receipt by each party of an opinion of counsel substantially to the effect that for U.S. federal income tax purposes (i) the mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Humana and Aetna will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

In addition, Aetna’s obligations to complete the mergers are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of certain additional conditions, including the following:

•	expiration or early termination of the waiting period relating to the merger under the HSR Act without the imposition of any term or condition that would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Humana (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 175 of this joint proxy statement/prospectus for the definition of regulatory material adverse effect);

•	certain actions by or in respect of, and filings with, certain governmental authorities, which are referred to in this joint proxy statement/prospectus as the required governmental authorizations, having been made or obtained without the imposition of any term or condition that would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Humana;

•	(A) CMS not having imposed any sanction involving suspension of marketing, enrollment and/or payment (other than civil monetary penalties that do not involve the suspension of payment) under any Medicare Advantage contract or Medicare Part D contract to which Humana is a party, (B) CMS not having terminated any Medicare Advantage contract or Medicare Part D contract to which Humana is a party and (C) Humana not having suspended enrollment or marketing under any Medicare Advantage contract or Medicare Part D contract to which Humana is a party, in each case which sanctions, terminations or suspensions, individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to Humana (see “The Merger Agreement—Conditions to Completion of the Mergers—Additional Conditions to Completion for the Benefit of Aetna and Merger Subs” beginning on page 162 of this joint proxy statement/prospectus for more detail about these additional conditions).

In addition, the obligation of Humana to complete the mergers is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of certain additional conditions, including (i) expiration or early termination of the waiting period relating to the merger under the HSR Act and (ii) the required governmental authorizations having been made or obtained.

Aetna and Humana cannot be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

The Mergers May Not Be Completed Without All Required Regulatory Approvals (See Page 144)

Completion of the mergers is conditioned upon the expiration or early termination of the waiting period relating to the merger under the HSR Act and the required governmental authorizations having been made or obtained and being in full force and effect, and in the case of Aetna, without the imposition of any term or condition that would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Humana.

Under the HSR Act, certain transactions, including the merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which is referred to in this joint proxy statement/prospectus as the FTC, and the Antitrust Division of the U.S. Department of Justice, which is referred to in this joint proxy statement/prospectus as the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier. Each of Aetna and Humana filed its required HSR Act notification and report with respect to the mergers on July 16, 2015. On August 19, 2015, Aetna re-filed its premerger notification under the HSR Act with the DOJ and FTC, which initiated a new waiting period that will expire on September 18, 2015, unless it is extended by a request for additional information or terminated earlier.

Pursuant to federal healthcare laws and regulations and the insurance laws and regulations and, in some instances, the healthcare laws and regulations of certain states, and pursuant to certain licenses and contracts of certain of Humana’s subsidiaries, applicable federal and state regulatory authorities must approve, or be notified of, Aetna’s acquisition of control of Humana’s health maintenance organizations, insurance companies, pharmacy businesses and other regulated businesses or entities. To obtain these approvals and provide such notices, Aetna, or the applicable Aetna subsidiary, and in some instances Humana, or the applicable Humana regulated entity, as the case may be, has filed or will file acquisition of control and material modification or similar statements, notices or applications, as required by federal healthcare law or regulation and the insurance and healthcare laws and regulations of each applicable state or the Humana regulated entities’ licenses and contracts.

Neither Aetna nor Humana is aware of any material governmental approvals or actions that are required for completion of the mergers other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Aetna and Humana have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the mergers, which reasonable best efforts include contesting any proceeding brought by a governmental authority seeking to prohibit completion of the mergers or seeking damages or to impose any terms or conditions in connection with the mergers. In using its reasonable best efforts, under the terms of the merger agreement, Aetna is required to take all actions and do all things necessary, proper or advisable to complete the mergers in connection with (i) the expiration or early termination of the waiting period relating to the merger under the HSR Act, (ii) any other antitrust law or (iii) the required governmental authorizations, except that Aetna is not required to take any action or agree to any term or condition in connection with those matters if that action, term or condition would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or on Humana. In addition, in connection with obtaining the regulatory approvals required to complete the mergers, (x) neither Aetna nor Humana is required to take any action or agree to any term or condition that is not conditioned upon completion of the mergers and (y) Humana is not permitted to take any action or agree to any term or condition without Aetna’s consent.

Description of Debt Financing (See Page 153)

The mergers are not subject to a financing condition. On July 30, 2015, Aetna entered into a 364-day senior unsecured bridge credit agreement, which is referred to in this joint proxy statement/prospectus as the bridge credit agreement, with a group of fifteen lenders, who are collectively referred to in this joint proxy statement/prospectus as the bridge lenders, to finance up to $13.0 billion of the cash consideration and fees and expenses payable by Aetna in connection with the mergers to the extent that Aetna has not received $13.0 billion of net cash proceeds from the issuance of Aetna’s senior notes or from certain other transactions at or prior to completion of the mergers. The bridge lenders’ obligation to fund the bridge loan is subject to several conditions as set forth in the bridge credit agreement, including, among others, completion of the mergers, the non-occurrence of a material adverse effect on Humana, the accuracy of certain representations and warranties related to both Aetna and Humana, the absence of certain defaults by Aetna, Aetna’s satisfaction of a maximum ratio of consolidated total indebtedness to adjusted consolidated capitalization, Aetna’s and Humana’s delivery of certain financial statements, the termination of Humana’s existing credit agreement dated as of July 9, 2013, which is referred to in this joint proxy statement/prospectus as Humana’s existing credit agreement, Aetna having used commercially reasonable efforts to cause the Aetna senior notes to be issued and other conditions to completion.

On July 30, 2015, Aetna entered into a senior unsecured three year term loan credit agreement, which is referred to in this joint proxy statement/prospectus as the term loan agreement, with a group of seventeen lenders, who are collectively referred to in this joint proxy statement/prospectus as the term lenders, to finance up to $3.2 billion of the cash consideration and fees and expenses payable by Aetna in connection with the mergers. The term lenders’ obligation to fund the term loan is subject to several conditions as set forth in the term loan agreement, including, among others, completion of the mergers, the non-occurrence of a material adverse effect on Humana, the accuracy of certain representations and warranties related to both Aetna and Humana, the absence of certain defaults by Aetna, Aetna’s satisfaction of a maximum ratio of consolidated total indebtedness to adjusted consolidated capitalization, Aetna’s and Humana’s delivery of certain financial statements, the termination of Humana’s existing credit agreement and other conditions to completion.

On July 30, 2015, Aetna and its current group of nineteen lenders entered into the third amendment to Aetna’s existing five-year revolving credit agreement to permit Aetna to increase the commitments available under that agreement from $2.0 billion to $3.0 billion upon Aetna’s request. In this joint proxy statement/prospectus, Aetna’s existing revolving credit agreement is referred to as the revolving credit agreement, and the lenders under the revolving credit agreement are referred to as the revolving lenders. Aetna expects to upsize its commercial paper program to $3.0 billion and use its commercial paper program, which is supported by the revolving credit agreement, to finance a portion of the cash consideration and fees and expenses payable by Aetna in connection with the mergers. Aetna also may use the revolving credit agreement to finance a portion of the cash consideration and fees and expenses payable by Aetna in connection with the mergers. The revolving lenders’ obligation to increase their commitments under the revolving credit agreement to $3.0 billion is subject to several conditions as set forth in the third amendment to the revolving credit agreement, including, among others, completion of the mergers, the termination of Humana’s existing credit agreement and other conditions to completion.

For a more complete description of Aetna’s debt financing for the merger, see “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Description of Debt Financing” beginning on page 153 of this joint proxy statement/prospectus.

Aetna and Humana Expect the Mergers to be Completed in the Second Half of 2016 (See Page 158)

The mergers will occur three business days after the conditions to their completion have been satisfied or, to the extent permitted by applicable law, waived, unless otherwise mutually agreed by the parties. As of the date of this joint proxy statement/prospectus, Aetna and Humana expect the mergers to be completed in the second half of 2016. However, there can be no assurance as to when, or if, the mergers will occur.

No Solicitation by Humana or Aetna (See Page 172)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions described below and in the merger agreement, each of Humana and Aetna has agreed not to, among other things, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any acquisition proposal from any third party, (ii) enter into or participate in any discussions or negotiations with any third party that such party knows is seeking to make, or has made, an acquisition proposal, (iii) fail to make or withdraw or qualify, amend or modify in any manner adverse to the other party the recommendation of such party’s board of directors that its stockholders adopt the merger agreement, in the case of Humana, or its shareholders approve the stock issuance, in the case of Aetna, or (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement.

However, at any time prior to the adoption of the merger agreement by Humana stockholders, in the case of Humana, or the approval of the stock issuance by Aetna shareholders, in the case of Aetna, subject to the terms and conditions described in the merger agreement, each of Humana or Aetna, as applicable, is permitted to:

•	engage in negotiations or discussions with any third party that has made after the date of the merger agreement a superior proposal or an acquisition proposal that is reasonably likely to lead to a superior proposal;

•	following receipt of a superior proposal after the date of the merger agreement, withdraw or modify in a manner adverse to the other party the recommendation of such party’s board of directors that its stockholders adopt the merger agreement, in the case of Humana, or its shareholders approve the stock issuance, in the case of Aetna; and

•	withdraw or modify in a manner adverse to the other party the recommendation of such party’s board of directors that Humana stockholders adopt the merger agreement, in the case of Humana, or its shareholders approve the stock issuance, in the case of Aetna, in response to certain events (other than receipt of a superior proposal).

Humana or Aetna, as applicable, is only permitted to take the actions described above if its board of directors determines that the failure to take that action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. In addition, Humana’s board of directors is not permitted to withdraw or modify its recommendation that Humana stockholders adopt the merger agreement, and Aetna’s board of directors is not permitted to withdraw or modify its recommendation that Aetna shareholders approve the stock issuance, unless, before taking that action, the applicable party notifies the other party that it intends to take that action and, if requested by the other party, negotiates in good faith with the other party for certain periods of time regarding any proposal by the other party to amend the terms of the merger agreement.

Termination of the Merger Agreement (See Page 183)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions set forth in the merger agreement, the merger agreement may be terminated at any time before completion of the mergers in any of the following ways:

•	by mutual written consent of Aetna and Humana; or

•	by either Aetna or Humana, if:

•

the mergers have not been completed on or before June 30, 2016, which is referred to in this joint proxy statement/prospectus as the initial end date, unless all conditions to completion have been satisfied on the initial end date other than the regulatory approvals condition or the CMS sanctions condition (in each case, as defined under “The Merger Agreement—Conditions to Completion of the Mergers”), and either Aetna or Humana elects to extend the initial end date to December 31,

2016, which together with the initial end date is referred to in this joint proxy statement/prospectus as the end date, in which case the merger agreement may be terminated by either Aetna or Humana if the mergers have not been completed on or before December 31, 2016;

•	there is in effect any applicable law or final and non-appealable order of any governmental authority in the U.S. or any of its territories that prohibits completion of the mergers;

•	Humana stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Humana special meeting;

•	Aetna shareholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Aetna special meeting; or

•	there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy the applicable condition to completion of the mergers related to accuracy of representations and warranties or performance of covenants and agreements, and that breach or failure to perform either is incapable of being cured by the end date or has not been cured within 45 days following notice from the non-breaching party of such breach or failure to perform; or

•	by Aetna, if:

•	Humana’s board of directors withdraws or modifies in a manner adverse to Aetna its recommendation that Humana stockholders adopt the merger agreement or fails to publicly confirm that recommendation within seven business days after a request to do so from Aetna;

•	Humana has breached in any material respect any of its obligations described under “The Merger Agreement—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligation to call and hold a meeting of its stockholders for purposes of adopting the merger agreement described under “The Merger Agreement—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus; or

•	any material CMS sanction (as defined under “The Merger Agreement—Conditions to Completion of the Mergers”) has been imposed or otherwise occurred, the impact (or the reasonably expected impact) of which (i) is incapable of being cured or abated by the end date or (ii) has not been cured or abated by the end date; or

•	by Humana, if:

•	Aetna’s board of directors withdraws or modifies in a manner adverse to Humana its recommendation that Aetna shareholders approve the stock issuance or fails to publicly confirm that recommendation within seven business days after a request to do so from Humana;

•	Aetna has breached in any material respect any of its obligations described under “The Merger Agreement—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligations to call and hold a meeting of its shareholders for purposes of approving the stock issuance described under “The Merger Agreement—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus; or

•	if (i) there is in effect any order in respect of certain regulatory matters that prohibits completion of the mergers, which order has not become final and non-appealable, (ii) within 30 days after the order taking effect, Aetna has not instituted appropriate proceedings seeking to have the order terminated and (iii) Aetna’s failure to institute appropriate proceedings has not been cured within 10 days following notice to Aetna from Humana of Humana’s intent to terminate the merger agreement.

Termination Fees (See Page 185)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, Humana has agreed to pay Aetna a termination fee of $1.314 billion if the merger agreement is terminated under any of the following circumstances:

•	by Aetna because Humana’s board of directors withdraws or modifies in a manner adverse to Aetna its recommendation that Humana stockholders adopt the merger agreement or fails to publicly confirm that recommendation within seven business days after a request to do so from Aetna;

•	by Aetna because Humana has breached in any material respect any of its obligations described under “The Merger Agreement—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligation to call and hold a meeting of its stockholders for purposes of adopting the merger agreement described under “The Merger Agreement—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus; or

•	by Aetna or Humana because Humana stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Humana special meeting and, at or prior to the Humana special meeting, an acquisition proposal for Humana has been publicly disclosed or announced, and on or prior to the first anniversary of such termination Humana enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Humana.

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, Aetna has agreed to pay Humana a termination fee of $1.691 billion if the merger agreement is terminated under any of the following circumstances:

•	by Humana because Aetna’s board of directors withdraws or modifies in any manner adverse to Humana its recommendation that Aetna shareholders approve the stock issuance or fails to publicly confirm that recommendation within seven business days after a request to do so from Humana;

•	by Humana because Aetna has breached in a material respect any of its obligations described under “The Merger Agreement—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligations to call and hold a meeting of its shareholders for purposes of approving the stock issuance described under “The Merger Agreement—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus; or

•	by Humana or Aetna because Aetna shareholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Aetna special meeting and, at or prior to the Aetna special meeting, an acquisition proposal for Aetna has been publicly disclosed or announced, and on or prior to the first anniversary of such termination Aetna enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Aetna.

In addition, as more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, Aetna has agreed to pay Humana a termination fee of $1 billion if both (x) the merger agreement is terminated under any the following circumstances:

•	by Humana or Aetna because the mergers have not been completed on or before the end date;

•	by Humana or Aetna because there is in effect any applicable law or final and non-appealable order in respect of certain regulatory matters in the U.S. or any of its territories that prohibits the completion of the mergers; or

•

by Humana because (i) there is in effect any order in respect of certain regulatory matters that prohibits completion of the mergers, which order has not become final and non-appealable, (ii) within 30 days after the order taking effect, Aetna has not instituted appropriate proceedings seeking to have the order terminated and (iii) Aetna’s failure to institute appropriate proceedings has not been cured within 10 days following notice to Aetna from Humana of Humana’s intent to terminate the merger agreement;

and (y) at the time of termination of the merger agreement, all of the conditions to Aetna’s and Merger Subs’ obligations to complete the mergers are satisfied other than (i) the regulatory approvals condition and (ii) the condition requiring the absence of any applicable law or order being in effect in the U.S. or any of its territories that prohibits the completion of the mergers (but only if that condition is not satisfied solely due to any applicable law or final and non-appealable order in respect of certain regulatory matters).

Except in the case of fraud, if either party receives a termination fee in accordance with the provisions of the merger agreement, the receipt of the termination fee will be the receiving party’s sole and exclusive remedy against the paying party.

See “The Merger Agreement—Termination Fee and Expenses” beginning on page 185 of this joint proxy statement/prospectus for a more complete description of the circumstances under which Humana or Aetna will be required to pay a termination fee.

Specific Performance; Remedies (See Page 186)

Under the merger agreement, each of Aetna and Humana is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Material U.S. Federal Income Tax Consequences (See Page 149)

Aetna and Humana intend that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Aetna and Humana will each be a party to the “reorganization,” and it is a condition to the obligation of each of Aetna and Humana to complete the mergers that each shall have received an opinion from its tax counsel substantially to this effect. Accordingly, a U.S. person that is a beneficial owner of Humana common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received and (ii) the excess of the sum of the amount of cash received and the fair market value of the Aetna common shares received over the U.S. person’s adjusted tax basis in the shares of Humana common stock surrendered in the mergers.

Each Humana stockholder is urged to read the discussion in the section entitled “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 149 of this joint proxy statement/prospectus and to consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the mergers.

Accounting Treatment (See Page 152)

The merger will be accounted for as an acquisition of a business. Aetna will record assets acquired and liabilities assumed from Humana primarily at their respective fair values at the date of completion of the mergers. Any excess of the purchase price (as described under Note 4. Estimate of Consideration Expected to be Transferred under “Aetna and Humana Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 44 of this joint proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

Rights of Humana Stockholders Will Change as a Result of the Merger (See Page 208)

Humana stockholders will have different rights once they become Aetna shareholders due to differences between the organizational documents of Aetna and Humana and differences between Pennsylvania law, under which Aetna is incorporated, and Delaware law, under which Humana is incorporated. These differences are described in more detail under “Comparison of Stockholder Rights” beginning on page 208 of this joint proxy statement/prospectus.

Litigation Relating to the Mergers (See Page 152)

As of August 27, 2015, three putative class action complaints have been filed by purported Humana stockholders challenging the mergers, two in the Circuit Court of Jefferson County, Kentucky and one in the Court of Chancery of the State of Delaware. The complaints are captioned Solak v. Broussard et al., Civ. Act. No. 15CI03374 (Kentucky state court), Litwin v. Broussard et al., Civ. Act. No. 15CI04054 (Kentucky state court) and Scott v. Humana Inc. et al., C.A. No. 11323-VCL (Delaware state court). The complaints name as defendants each member of Humana’s board of directors, Aetna, Merger Subs and, in the case of the Delaware complaint, Humana. The complaints generally allege, among other things, that the individual members of Humana’s board of directors breached their fiduciary duties owed to the stockholders of Humana by entering into the merger agreement, approving the mergers, and failing to take steps to maximize the value of Humana to its stockholders, and that Aetna, Merger Subs and, in the case of the Delaware complaint, Humana aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the merger undervalues Humana, that the process leading up to the execution of the merger agreement was flawed, that the members of Humana’s board of directors improperly placed their own financial interests ahead of those of Humana’s stockholders, and that certain provisions of the merger agreement improperly favor Aetna and impede a potential alternative transaction. Among other remedies, the complaints seek equitable relief rescinding the merger agreement and enjoining the defendants from completing the mergers as well as costs and attorneys’ fees. On August 20, 2015, the parties in the Kentucky state cases filed a stipulation and proposed order with the court to consolidate those cases into a single action captioned In re Humana Inc. Shareholder Litigation, Civ. Act. No. 15CI03374. Defendants believe that the complaints are entirely without merit.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AETNA

The following table presents selected historical consolidated financial data of Aetna. The selected historical consolidated financial data of Aetna for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, are derived from Aetna’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Aetna for each of the years ended December 31, 2011 and 2010, and as of December 31, 2012, 2011 and 2010, have been derived from Aetna’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data of Aetna as of, and for the six months ended, June 30, 2015 and for the six months ended June 30, 2014, are derived from Aetna’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Aetna as of June 30, 2014 are derived from Aetna’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, which has not been incorporated by reference into this joint proxy statement/prospectus. Aetna’s management believes that Aetna’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

You should read the following selected historical consolidated financial data of Aetna in conjunction with Aetna’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2014 and unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015. In particular, see the notes to Aetna’s audited consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding Aetna’s future financial condition and results of operations. Aetna acquired Coventry Health Care, Inc. in May 2013, which impacts the comparability of financial results for the years ended December 31, 2014 and 2013 to prior periods.

	As of/For the Six Months Ended		As of/For the Years Ended December 31,
	6/30/2015	6/30/2014	2014		2013		2012		2011		2010
	(millions of dollars, except per share amounts)
Income Statement Data:
Total Revenue	$30,335.0	$28,504.2	$58,003.2		$47,294.6		$36,599.8		$33,782.2		$34,252.0
Net income attributable to Aetna	1,509.3	1,214.3	2,040.8		1,913.6		1,657.9		1,985.7		1,766.8
Net realized capital gains (losses), net of tax	6.2	33.9	51.9		(6.8)		71.0		109.1		183.8
Balance Sheet Data:
Total assets	$54,641.1	$53,160.7	$53,402.1		$49,764.8		$41,387.5		$38,593.1		$37,739.4
Short-term debt	—	—	500.0		—		—		425.9		—
Long-term debt	7,840.1	8,224.8	8,081.3		8,252.6		6,481.3		3,977.7		4,382.5
Total Aetna shareholders’ equity	15,406.6	14,695.8	14,482.6		14,025.5		10,405.8		10,120.2		9,890.8
Per Common Share Data:
Cumulative annual dividends declared	$0.500	$0.450	$0.925	(1)	$0.825	(1)	$0.725	(1)	$0.625	(1)	$0.04	(1)
Net income attributable to Aetna:
Basic	4.32	3.38	5.74		5.38		4.87		5.33		4.25
Diluted	4.28	3.35	5.68		5.33		4.81		5.22		4.18

(1)

In February 2011, Aetna announced that its board of directors increased its cash dividend to shareholders to $.15 per share and moved to a quarterly dividend payment cycle. In December 2011, Aetna’s board of directors increased the quarterly cash dividend to shareholders to $.175 per common share. In November 2012, Aetna’s board of directors increased the quarterly cash dividend to shareholders to $.20 per common share. In December 2013, Aetna’s board of directors increased the quarterly cash dividend to shareholders to $.225 per common share. In November 2014, Aetna’s board of directors increased the quarterly cash dividend to $.25 per common share. Under the terms of the merger agreement, during the period before completion of the merger, Aetna is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.25 per share per quarter.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HUMANA

The following table presents selected historical consolidated financial data of Humana. The selected historical consolidated financial data of Humana for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, are derived from Humana’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2014, as updated by Humana’s Current Report on Form 8-K filed with the SEC on August 10, 2015 (which, including its related exhibits, updated certain information included in Humana’s Annual Report on Form 10-K for the year ended December 31, 2014, including Items 1, 6, 7 and 8, as it relates to the effects of business segment reclassifications in the first quarter of 2015), which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Humana for each of the years ended December 31, 2011 and 2010, and as of December 31, 2012, 2011 and 2010, have been derived from Humana’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data of Humana as of, and for the six months ended, June 30, 2015 and for the six months ended June 30, 2014, are derived from Humana’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Humana as of June 30, 2014 are derived from Humana’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, which has not been incorporated by reference into this joint proxy statement/prospectus. Humana’s management believes that Humana’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

You should read the following selected historical consolidated financial data of Humana in conjunction with Humana’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2014, as updated by Humana’s Current Report on Form 8-K filed with the SEC on August 10, 2015 (which, including its related exhibits, updated certain information included in Humana’s Annual Report on Form 10-K for the year ended December 31, 2014, including Items 1, 6, 7 and 8, as it relates to the effects of business segment reclassifications in the first quarter of 2015), and unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

	As of/For the Six Months Ended		As of/For the Years Ended December 31,
	6/30/2015(a)	6/30/2014	2014(b)	2013(c)	2012(d)	2011	2010(e)
	(millions of dollars, except per share amounts)
Summary of Operating Results:
Revenues
Premiums	$26,460	$22,667	$45,959	$38,829	$37,009	$35,106	$32,712
Services	897	1,084	2,164	2,109	1,726	1,360	555
Investment income	208	183	377	375	391	366	329
Total revenues	27,565	23,934	48,500	41,313	39,126	36,832	33,596
Operating Expenses
Benefits	22,257	18,751	38,166	32,564	30,985	28,823	27,117
Operating costs	3,762	3,620	7,639	6,355	5,830	5,395	4,380
Depreciation and amortization	183	161	333	333	295	270	245
Total operating expenses	26,202	22,532	46,138	39,252	37,110	34,488	31,742
Income from operations	1,363	1,402	2,362	2,061	2,016	2,344	1,854
Gain on sale of business	267	—	—	—	—	—	—
Interest expense	93	70	192	140	105	109	105
Income before income taxes	1,537	1,332	2,170	1,921	1,911	2,235	1,749
Provision for income taxes	676	620	1,023	690	689	816	650
Net income	$861	$712	$1,147	$1,231	$1,222	$1,419	$1,099
Basic earnings per common share	$5.74	$4.59	$7.44	$7.81	$7.56	$8.58	$6.55
Diluted earnings per common share	$5.67	$4.54	$7.36	$7.73	$7.47	$8.46	$6.47
Dividends declared per common share	$0.57	$0.55	$1.11	$1.07	$1.03	$0.75	$—

	As of/For the Six Months Ended		As of/For the Years Ended December 31,
	6/30/2015(a)	6/30/2014	2014(b)	2013(c)	2012(d)	2011	2010(e)
	(millions of dollars, except per share amounts)
Financial Position:
Cash and investments	$11,130	$11,053	$11,482	$10,938	$11,153	$10,830	$10,046
Total assets	25,384	23,121	23,466	20,735	19,979	17,708	16,103
Benefits payable	4,781	4,778	4,475	3,893	3,779	3,754	3,469
Debt	4,123	2,595	3,825	2,600	2,611	1,659	1,669
Stockholders’ equity	10,083	10,000	9,646	9,316	8,847	8,063	6,924
Cash flows from operations	$(501)	$471	$1,618	$1,716	$1,923	$2,079	$2,242
Key Financial Indicators:
Benefit ratio	84.1%	82.7%	83.0%	83.9%	83.7%	82.1%	82.9%
Operating cost ratio	13.8%	15.2%	15.9%	15.5%	15.1%	14.8%	13.2%
Membership by Segment:
Retail segment:
Medical membership	9,167,600	8,135,500	8,376,500	6,459,300	5,956,700	5,117,400	3,985,600
Specialty membership	1,203,600	1,229,500	1,165,800	1,042,500	948,700	782,500	510,000
Group segment:
Medical membership	4,987,000	5,441,500	5,430,200	5,501,600	5,573,400	5,500,600	5,733,600
Specialty membership	6,179,700	6,576,000	6,502,700	6,780,800	7,136,200	6,532,600	6,517,500
Other Businesses:
Medical membership	33,500	36,700	35,000	23,400	558,700	566,600	567,400
Consolidated:
Total medical membership	14,188,100	13,613,700	13,841,700	11,984,300	12,088,800	11,184,600	10,286,600
Total specialty membership	7,383,300	7,805,500	7,668,500	7,823,300	8,084,900	7,315,100	7,027,500

(a)	Includes gain on sale of Concentra Inc. on June 1, 2015 of $267 million ($232 million after tax, $1.53 per diluted common share).
(b)	Includes loss on extinguishment of debt of $37 million ($23 million after tax, or $0.15 per diluted common share), for the redemption of senior notes.
(c)	Includes benefits expense of $243 million ($154 million after tax, or $0.99 per diluted common share), for reserve strengthening associated with Humana’s non-strategic closed block of long-term care insurance policies.
(d)	Includes the acquired operations of Arcadian Management Services, Inc. from March 31, 2012, SeniorBridge Family Companies, Inc. from July 6, 2012, and Metropolitan Health Networks, Inc. from December 21, 2012.
(e)	Includes the acquired operations of Concentra Inc. from December 21, 2010. Also includes operating costs of $147 million ($93 million after tax, or $0.55 per diluted common share) for the write-down of deferred acquisition costs associated with Humana’s individual commercial medical policies and benefits expense of $139 million ($88 million after tax, or $0.52 per diluted common share) associated with reserve strengthening for Humana’s non-strategic closed block of long-term care insurance policies.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information for Aetna and Humana.

Historical Per Share Information of Aetna and Humana. The historical per share information of each of Aetna and Humana below is derived from the audited consolidated financial statements of each of Aetna and Humana as of, and for the year ended, December 31, 2014, and the unaudited consolidated financial statements of each of Aetna and Humana as of, and for the six months ended, June 30, 2015.

Unaudited Pro Forma Combined per Aetna Common Share Data. The unaudited pro forma combined per Aetna common share data set forth below give effect to the mergers under the acquisition method of accounting, as if the mergers had been effective on January 1, 2014, the first day of Aetna’s fiscal year ended December 31, 2014, in the case of net income per share. The unaudited pro forma combined book value per Aetna common share data set forth below give effect to the mergers under the acquisition method of accounting, as if the mergers had been effective June 30, 2015, assuming that each outstanding share of Humana common stock, the Humana RSUs and the Humana PSUs had been converted into Aetna common shares based on the exchange ratio.

The unaudited pro forma combined per Aetna common share data is derived from the audited consolidated financial statements of each of Aetna and Humana as of, and for the year ended, December 31, 2014, and the unaudited condensed consolidated financial statements of each of Aetna and Humana as of, and for the six months ended, June 30, 2015.

The acquisition method of accounting is based on Financial Accounting Standards Board, Accounting Standards Codification (which is referred to in this joint proxy statement/prospectus as ASC) 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures, which Aetna has adopted as required. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Humana’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Humana at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

The unaudited pro forma combined per Aetna common share data does not purport to represent the actual results of operations that Aetna would have achieved had the companies been combined during these periods or to project the future results of operations that Aetna may achieve after completion of the mergers.

Unaudited Pro Forma Combined per Humana Equivalent Share Data. The unaudited pro forma combined per Humana equivalent share data set forth below shows the effect of the mergers from the perspective of an owner of Humana common stock. The information was calculated by multiplying the unaudited pro forma combined per Aetna common share amounts by the exchange ratio.

Generally. You should read the below information in conjunction with the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of Aetna and Humana and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of Aetna”, “Selected Historical Consolidated Financial Data of Humana” and “Where You Can Find More Information” beginning on pages 38, 40 and 229, respectively, of this joint proxy statement/prospectus. The unaudited pro forma combined per Aetna common share data and the unaudited pro forma combined per Humana equivalent share data is derived from, and should be read in conjunction with, the Aetna and Humana unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See “Aetna and Humana Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 44 of this joint proxy statement/prospectus.

	As of/For the Six Months Ended June 30, 2015	As of/For the Year Ended December 31, 2014
Aetna Historical per Common Share Data:
Net income—basic	$4.32	$5.74
Net income—diluted	4.28	5.68
Cash dividends declared	.50	.925
Book value(1)	44.20	41.40
Humana Historical per Common Share Data:
Net income—basic	$5.74	$7.44
Net income—diluted	5.67	7.36
Cash dividends declared	.57	1.11
Book value(1)	68.06	64.48
Unaudited Pro Forma Combined per Aetna Common Share Data:
Net income—basic	$4.41	$5.40
Net income—diluted	4.37	5.36
Cash dividends declared(2)	N/A	N/A
Book value(1)	61.79	N/A
Unaudited Pro Forma Combined per Humana Equivalent Share Data:
Net income—basic(3)	$3.69	$4.52
Net income—diluted(3)	3.66	4.49
Cash dividends declared(2)	N/A	N/A
Book value(1)(3)	51.75	N/A

(1)	Amounts calculated by dividing shareholders’ equity by Aetna common shares or shares of Humana common stock, as applicable, outstanding. Pro forma book value per share as of December 31, 2014 is not applicable as the estimated pro forma adjustments were calculated as of June 30, 2015.
(2)	Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by Aetna’s board of directors following completion of the mergers.
(3)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio.

AETNA AND HUMANA UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of income for the year ended December 31, 2014, and for the six months ended June 30, 2015, combine the historical consolidated statements of income of Aetna and Humana, giving effect to the mergers as if they had occurred on January 1, 2014, the first day of the fiscal year ended December 31, 2014. The unaudited pro forma condensed combined balance sheet as of June 30, 2015, combines the historical consolidated balance sheets of Aetna and Humana, giving effect to the mergers as if they had occurred on June 30, 2015. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the mergers, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the combined company’s results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes, which are incorporated by reference into this joint proxy statement/prospectus:

•	separate historical consolidated financial statements of Aetna as of, and for the year ended, December 31, 2014, and the related notes included in Aetna’s Annual Report on Form 10-K for the year ended December 31, 2014;

•	separate historical consolidated financial statements of Humana as of, and for the year ended, December 31, 2014, and the related notes included in Humana’s Annual Report on Form 10-K for the year ended December 31, 2014, as updated by Humana’s Current Report on Form 8-K filed with the SEC on August 10, 2015 (which, including its related exhibits, updated certain information included in Humana’s Annual Report on Form 10-K for the year ended December 31, 2014, including Items 1, 6, 7 and 8, as it relates to the effects of business segment reclassifications in the first quarter of 2015);

•	separate historical consolidated financial statements of Aetna as of, and for the six months ended, June 30, 2015, and the related notes included in Aetna’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015; and

•	separate historical consolidated financial statements of Humana as of, and for the six months ended, June 30, 2015, and the related notes included in Humana’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.

The unaudited pro forma condensed combined financial information has been prepared by Aetna using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles, which are referred to in this joint proxy statement/prospectus as GAAP. Aetna has been treated as the acquirer in the mergers for accounting purposes. The acquisition accounting is dependent upon certain valuation and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The mergers have not yet received the necessary approvals from governmental authorities. Under the HSR Act and other relevant laws and regulations, before completion of the mergers, there are significant limitations regarding what Aetna can learn about Humana. The assets and liabilities of Humana have been measured based on various preliminary estimates using assumptions that Aetna believes are reasonable based on information that is currently available to it. Differences between these preliminary estimates and the final acquisition accounting will occur, and those differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the SEC.

Aetna intends to commence the necessary valuation and other studies required to complete the acquisition accounting promptly upon completion of the mergers and will finalize the acquisition accounting as soon as practicable within the required measurement period prescribed by ASC 805, but in no event later than one year following completion of the mergers.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that Aetna and Humana would have achieved had the companies been combined during the periods presented in the unaudited pro forma condensed combined financial statements and is not intended to project the future results of operations that the combined company may achieve after the mergers. The unaudited pro forma condensed combined financial information does not reflect any potential divestitures that may occur prior to, or subsequent to, the completion of the mergers or cost savings that may be realized as a result of the mergers and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings. In addition, the unaudited pro forma condensed combined financial information does not reflect any potential debt repayments to reduce Aetna’s debt-to-capital ratio below 40 percent over the 24 months following the completion of the mergers. No material intercompany transactions between Aetna and Humana during the periods presented in the unaudited pro forma condensed combined financial statements have been identified at this time.

Unaudited Pro Forma Condensed Combined Statement of Income For the Year Ended December 31, 2014

	Aetna	Humana	Pro Forma Adjustments (Note 6)		Pro Forma Combined
	(Millions, except per common share data)
Revenue:
Health care and other premiums	$51,748.5	$45,959.0	$—		$97,707.5
Fees and other revenue	5,308.8	2,184.0	—		7,492.8
Net investment income	945.9	357.0	(77.2	)(a)(b)	1,225.7

Total revenue	58,003.2	48,500.0	(77.2)		106,426.0

Benefits and expenses:
Health care costs and benefits	42,911.7	38,166.0	—		81,077.7
Selling, general and administrative expenses	11,262.3	7,972.0	347.6	(c)(d)	19,581.9
Interest expense	329.3	192.0	471.6	(e)	992.9

Total benefits and expenses	54,503.3	46,330.0	819.2		101,652.5

Income before income taxes (benefits)	3,499.9	2,170.0	(896.4)		4,773.5

Income tax expense (benefit)	1,454.7	1,023.0	(313.7	)(f)	2,164.0

Net income including non-controlling interests	2,045.2	1,147.0	(582.7)		2,609.5

Less: Net income attributable to non-controlling interests	4.4	—	—		4.4

Net income attributable to Aetna	$2,040.8	$1,147.0	$(582.7)		$2,605.1

Earnings per common share:
Basic	$5.74	$7.44			$5.40

Diluted	$5.68	$7.36			$5.36

Weighted-average shares:
Basic	355.5	154.2	(27.3	)(g)	482.4

Diluted	359.1	155.9	(29.0	)(g)	486.0

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 6. Income Statement Pro Forma Adjustments, beginning on page 54 of this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined

Statement of Income

For the Six Months Ended June 30, 2015

	Aetna	Humana	Pro Forma Adjustments (Note 6)		Pro Forma Combined
	(Millions, except per common share data)
Revenue:
Health care and other premiums	$26,960.6	$26,460.0	$—		$53,420.6
Fees and other revenue	2,894.1	1,201.0	—		4,095.1
Net investment income	480.3	171.0	(36.2	)(a)(b)	615.1

Total revenue	30,335.0	27,832.0	(36.2)		58,130.8

Benefits and expenses:
Health care costs and benefits	21,804.1	22,257.0	—		44,061.1
Selling, general and administrative expenses	5,745.4	3,945.0	148.0	(c)(d)	9,838.4
Interest expense	157.3	93.0	235.8	(e)	486.1

Total benefits and expenses	27,706.8	26,295.0	383.8		54,385.6

Income before income taxes (benefits)	2,628.2	1,537.0	(420.0)		3,745.2

Income tax expense (benefit)	1,117.3	676.0	(147.0	)(f)	1,646.3

Net income including non-controlling interests	1,510.9	861.0	(273.0)		2,098.9

Less: Net income attributable to non-controlling interests	1.6	—	—		1.6

Net income attributable to Aetna	$1,509.3	$861.0	$(273.0)		$2,097.3

Earnings per common share:
Basic	$4.32	$5.74			$4.41

Diluted	$4.28	$5.67			$4.37

Weighted-average shares:
Basic	349.2	150.0	(23.1	)(g)	476.1

Diluted	352.5	151.7	(24.8	)(g)	479.4

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 6. Income Statement Pro Forma Adjustments, beginning on page 54 of this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined

Balance Sheet

As of June 30, 2015

	Aetna	Humana	Pro Forma Adjustments (Note 7)		Pro Forma Combined
	(Millions)
Assets:
Current assets:
Cash and cash equivalents	$1,125.8	$2,250.0	$(2,806.1	)(h)	$569.7
Investments	2,545.8	7,041.0	—		9,586.8
Premiums and other receivables, net	5,258.8	2,129.0	—		7,387.8
Other current assets	4,051.7	5,555.0	153.2	(i)	9,759.9

Total current assets	12,982.1	16,975.0	(2,652.9)		27,304.2

Long-term investments	22,180.1	1,839.0	—		24,019.1
Goodwill	10,641.3	3,266.0	19,793.5	(j)	33,700.8
Intangibles	1,816.7	401.0	6,714.0	(k)	8,931.7
Other long-term assets	2,729.6	2,903.0	(800.5	)(h)(l)	4,832.1
Separate Accounts assets	4,291.3	—	—		4,291.3

Total assets	$54,641.1	$25,384.0	$23,054.1		$103,079.2

Liabilities and shareholders’ equity:
Current liabilities:
Health care costs payable and unpaid claims	$6,719.0	$4,781.0	$—		$11,500.0
Short term debt	—	300.0	1,600.0	(m)	1,900.0
Accrued expenses and other current liabilities	9,082.5	3,892.0	570.0	(n)	13,544.5

Total current liabilities	15,801.5	8,973.0	2,170.0		26,944.5

Long-term debt	7,840.1	3,823.0	14,744.5	(o)	26,407.6
Other long-term liabilities	11,240.4	2,505.0	2,246.9	(p)	15,992.3
Separate Accounts liabilities	4,291.3	—	—		4,291.3

Total liabilities	39,173.3	15,301.0	19,161.4		73,635.7

Shareholders’ equity:
Common stock and additional paid-in-capital(1)	4,589.1	2,528.0	11,805.0	(q)	18,922.1
Retained earnings	12,090.6	7,402.0	(7,759.3	)(r)	11,733.3
Accumulated other comprehensive (loss) income	(1,273.1)	153.0	(153.0	)(s)	(1,273.1)

Total shareholders’ equity	15,406.6	10,083.0	3,892.7		29,382.3

Non-controlling interests	61.2	—	—		61.2

Total equity	15,467.8	10,083.0	3,892.7		29,443.5

Total liabilities and shareholders’ equity	$54,641.1	$25,384.0	$23,054.1		$103,079.2

(1)	On an historical basis, share information of Aetna is as follows: 2.5 billion common shares authorized; 348.6 million common shares issued and outstanding. On a pro forma combined basis, share information is as follows: 2.5 billion common shares authorized; 475.5 million common shares issued and outstanding.

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in Note 7. Balance Sheet Pro Forma Adjustments, beginning on page 57 of this joint proxy statement/prospectus.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of Transaction

On July 2, 2015, Aetna, Merger Sub 1, Merger Sub 2 and Humana entered into the merger agreement, pursuant to which, subject to the terms and conditions set forth in the merger agreement, Humana will become a wholly owned subsidiary of Aetna. Upon completion of the mergers, each share of Humana common stock issued and outstanding will be converted into the right to receive $125.00 in cash, without interest, and 0.8375 of an Aetna common share.

As of the completion of the mergers, each vested Humana stock option (including those Humana stock options that vest by their terms as of the completion of the merger) will be cancelled and converted into the right to receive a cash amount equal to, for each share of Humana common stock underlying the Humana stock option, the excess, if any, of (i) the sum of (A) $125.00 plus (B) the value equal to the product of the Aetna closing price multiplied by the exchange ratio over (ii) the applicable per share exercise price of such Humana stock option. Each outstanding vested Humana stock option (including those Humana stock options that vest by their terms as of the completion of the merger) with a per share-exercise price greater than or equal to the equity award cash consideration will be cancelled for no consideration.

As of the completion of the mergers, each Humana stock option that is not vested as of the completion of the merger or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by Aetna and will become an option to purchase Aetna common shares on the same terms and conditions, except that (i) the number of Aetna common shares subject to the assumed stock option will equal (A) the number of shares of Humana common stock that were subject to such Humana stock option immediately prior to the completion of the mergers, multiplied by (B) the equity award exchange ratio and (ii) the per-share exercise price will equal the exercise price per share of the Humana stock option immediately prior to the completion of the mergers, divided by the equity award exchange ratio.

Immediately prior to the completion of the merger, each outstanding Humana RSU and Humana PSU that provides for accelerated vesting upon the completion of the transactions contemplated by the merger agreement will vest and will be converted into the right to receive, with respect to each share of Humana common stock underlying the Humana RSU or Humana PSU, the merger consideration plus a cash amount equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to such Humana RSU or Humana PSU. Humana PSUs will be earned assuming the achievement of the maximum level of performance to the extent required by their terms.

As of the completion of the mergers, each Humana RSU or Humana PSU that is not converted into a right to receive the merger consideration and the other amounts referred to above, or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by Aetna and will be converted into a restricted unit award or performance-based unit award, as applicable, that settles in, with respect to each share of Humana common stock underlying the Humana RSU or Humana PSU, the merger consideration, plus a cash amount equal to the accrued but unpaid dividend equivalent rights relating to the Humana RSU or Humana PSU.

The completion of the mergers is subject to adoption of the merger agreement by Humana stockholders, the approval of the stock issuance by Aetna shareholders, termination or expiration of the waiting period under the HSR Act, the required governmental authorizations having been obtained and being in full force and effect and certain other conditions to the completion of the mergers. As of the date of this joint proxy statement/prospectus, and subject to the satisfaction or, to the extent permitted by law, waiver of the conditions described in the preceding sentence, Aetna and Humana expect the mergers to be completed in the second half of 2016.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on the historical consolidated financial statements of Aetna and Humana. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC 820, Fair Value Measurements.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the date the mergers are completed at the then-current market price. This requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements, since the market price of the Aetna common shares at the date the mergers are completed may be different than the $112.97 market price that was used in the preparation of the unaudited pro forma condensed combined financial statements. The market price of $112.97 was based upon the closing price of Aetna common shares on the NYSE on July 31, 2015.

ASC 820 defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Aetna may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Aetna’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded, as of completion of the mergers, primarily at their respective fair values and added to those of Aetna. Financial statements and reported results of operations of Aetna issued after completion of the mergers will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Humana.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred. Acquisition-related transaction costs expected to be incurred by Aetna include estimated fees related to a bridge financing commitment and agreement, the term loan agreement and estimated interest costs associated with the issuance of long-term transaction-related debt, term loans and commercial paper that Aetna expects to issue prior to completion of the mergers. Total acquisition-related transaction costs expected to be incurred by Aetna and Humana are estimated to be approximately $500 million and $70 million, respectively. During the six months ended June 30, 2015, neither Aetna nor Humana incurred any material acquisition-related transaction costs.

The unaudited pro forma condensed combined balance sheet as of June 30, 2015 is required to include adjustments which give effect to events that are directly attributable to the mergers regardless of whether they are expected to have a continuing impact on the combined results or are non-recurring. Therefore, acquisition-related transaction costs expected to be incurred by Aetna and Humana subsequent to June 30, 2015 of approximately $500 million and $70 million, respectively, are reflected as a pro forma adjustment to the unaudited pro forma condensed combined balance sheet as of June 30, 2015 as an increase to accrued expenses and other current liabilities, with the related tax benefits reflected as an increase in other current assets and the after tax impact presented as a decrease to retained earnings.

The unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may occur prior to, or subsequent to, the completion of the mergers, or the projected realization of cost savings following completion of the mergers. These cost savings opportunities are from administrative cost savings, as well as network and medical management savings. Although Aetna projects that cost savings will result from the mergers, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed combined financial statements do not reflect any projected pretax restructuring and integration-related costs associated with the projected cost savings, which are projected to be approximately $1 billion through 2019. Such restructuring and integration-related costs will be expensed in the appropriate accounting periods after completion of the mergers. In addition, the unaudited pro forma condensed combined financial statements do not reflect any potential debt repayments to reduce Aetna’s debt-to-capital ratio below 40 percent over the 24 months following the completion of the mergers.

3.	Accounting Policies

At completion of the mergers, Aetna will review Humana’s accounting policies. As a result of that review, Aetna may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Aetna is not aware of any differences that would have a material impact on the combined financial statements, and therefore, the unaudited pro forma condensed combined financial statements assume there are no differences in accounting policies.

4.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Humana:

	Conversion Calculation	Estimated Fair Value	Form of Consideration
	(Millions, except per common share data)
Consideration Transferred:
Number of shares of Humana common stock outstanding at July 31, 2015:	148.2
Multiplied by Aetna’s share price at July 31, 2015, multiplied by the exchange ratio ($112.97*0.8375)	$94.61	$14,019.1	Aetna Common Shares
Multiplied by the per common share cash consideration	$125.00	$18,522.2	Cash

Number of shares underlying in-the-money Humana stock options vested and unvested outstanding as of July 31, 2015, expected to be cancelled and exchanged for cash	.7
Multiplied by the excess, if any, of (1) the sum of (x) the per common share cash consideration plus (y) Aetna’s share price at July 31, 2015, multiplied by the exchange ratio ($112.97*0.8375) over (2) the weighted-average exercise price of such in-the-money stock options	$104.03	$69.1	Cash

Number of Humana RSUs and Humana PSUs outstanding at July 31, 2015:	3.3
Multiplied by Aetna’s share price at July 31, 2015, multiplied by the exchange ratio ($112.97*0.8375)	$94.61	$313.9	Aetna Common Shares
Multiplied by the per common share cash consideration	$125.00	$414.8	Cash

Other consideration transferred(t)		—

Estimate of Total Consideration Expected to be Transferred(u)		$33,339.1

Certain amounts may reflect rounding adjustments.

(t)	As further described in Note 1. Description of Transaction, certain outstanding equity awards granted to Humana employees will not be settled upon completion of the mergers, and instead will be converted into replacement awards issued by Aetna, which are referred to in this joint proxy statement/prospectus as replacement awards. The above table excludes approximately 0.2 million aggregate Humana RSUs and Humana PSUs and approximately 0.2 million Humana stock options, each outstanding at July 31, 2015, from the estimate of total consideration expected to be transferred. Other consideration transferred will include the portion of the fair value of the replacement awards that is attributed to pre-merger services. The fair value attributable to post-merger services will be recorded as compensation expense in Aetna’s post-merger financial statements. At this time, Aetna is unable to reasonably estimate the respective amounts attributable to pre- and post-merger services.
(u)	The estimated total consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual consideration that will be transferred when the mergers are completed. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the date the mergers are completed at the then-current market price. This requirement will likely result in a different value of the common share component of the purchase consideration and a per share equity component different from the $94.61 assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. For example, if the price of Aetna’s common shares on the date the mergers are completed increased or decreased by 10% from the price assumed in these unaudited pro forma condensed combined financial statements, the consideration transferred would increase or decrease by approximately $1.4 billion, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

5.	Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Aetna in the mergers, reconciled to the estimate of total consideration expected to be transferred:

At June 30, 2015
(Millions)
Assets Acquired and Liabilities Assumed:
Historical net book value of net assets acquired	$10,083.0
Less historical:
Goodwill	(3,266.0)
Intangible assets	(401.0)
Capitalized software	(722.8)
Deferred acquisition costs	(136.0)
Unamortized debt issuance costs	(33.2)
Deferred tax assets on outstanding equity awards	(42.0)
Deferred tax assets on deferred acquisition costs	(66.0)
Deferred tax liabilities on historical capitalized software	198.8
Deferred tax liabilities on historical intangible assets	134.0

Adjusted book value of net assets acquired	$5,748.8

Adjustments to:
Goodwill(v)	$23,059.5
Identifiable intangible assets(w)	7,115.0
Deferred tax liabilities(x)	(2,439.7)
Fair value adjustment to debt(y)	(144.5)
Other(z)	—

Total adjustments	27,590.3

Consideration transferred	$33,339.1

(v)	Goodwill is calculated as the difference between the acquisition date fair value of the total consideration expected to be transferred and the aggregate values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.
(w)	As of completion of the mergers, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements and consistent with the ASC 820 requirements for fair value measurements, it is assumed that all assets will be used, and that all acquired assets will be used in a manner that represents the highest and best use of those acquired assets, but it is not assumed that any market participant synergies will be achieved.

The fair value of identifiable intangible assets is determined primarily using variations of the “income approach,” which is based on the present value of the future after-tax cash flows attributable to each identifiable intangible asset. Other valuation methods, including the market approach and cost approach, were also considered in estimating the fair value. Under the HSR Act and other relevant laws and regulations, there are significant limitations on Aetna’s ability to obtain specific information about Humana’s intangible assets prior to completion of the mergers.

As of the date of this joint proxy statement/prospectus, Aetna does not have sufficient information as to the amount, timing and risk of the cash flows from all of Humana’s identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include, but are not limited to: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; the assessment of the asset’s life cycle; and the competitive trends impacting the asset. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, such as historical revenues, Humana’s cost structure, industry information for comparable intangible assets and certain other high-level assumptions, the fair value of Humana’s identifiable intangible assets and their weighted-average useful lives have been preliminarily estimated as follows:

	Estimated Fair Value (Millions)	Estimated Useful Life (Years)
Customer lists	$4,550.0	8.5
Trademarks/tradenames	1,590.0	22.5
Provider networks	600.0	17.5
Technology	375.0	7.5

Total	$7,115.0

These preliminary estimates of fair value and weighted-average useful life will likely be different from the amounts included in the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once Aetna has full access to information about Humana’s intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to identifiable intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets (as applicable) and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Aetna only upon access to additional information and/or by changes in such factors that may occur prior to completion of the mergers. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and/or competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable Humana intangible assets and/or to the estimated weighted-average useful lives from what Aetna has assumed in these unaudited pro forma condensed combined financial statements. The combined effect of any such changes could then also result in a significant increase or decrease to Aetna’s estimate of associated amortization expense.

(x)	As of the completion of the mergers, Aetna will establish net deferred tax liabilities and make other tax adjustments as part of the accounting for the mergers, primarily related to estimated fair value adjustments for identifiable intangible assets and debt (see (w) and (y)). The pro forma adjustment to record the effect of deferred taxes was computed as follows:

(Millions)
Estimated fair value of identifiable intangible assets to be acquired	$7,115.0
Estimated fair value adjustment of debt to be assumed	(144.5)

Total estimated fair value adjustments of assets to be acquired and liabilities to be assumed	$6,970.5

Deferred taxes associated with the estimated fair value adjustments of assets to be acquired and liabilities to be assumed, at 35% (*)	$2,439.7

(*) Aetna assumed a 35% tax rate when estimating the deferred tax impacts of the acquisition.

(y)	As of the completion of the mergers, debt is required to be measured at fair value. Aetna has calculated the pro forma adjustment using publicly available information and believes the pro forma adjustment amount to be reasonable. This adjustment reflects the incremental fair value of long-term debt over the historical carrying value.
(z)	As of the completion of the mergers, various other assets and liabilities are required to be measured at fair value, including, but not limited to: premiums and other receivables, property and equipment, insurance liabilities, and legal contingencies. As of the date of this joint proxy statement/prospectus, Aetna does not have sufficient information to make a reasonable preliminary estimate of the fair value of these assets and liabilities. Accordingly, for the purposes of these unaudited pro forma condensed combined financial statements, Aetna has assumed that the historical Humana book values represent the best estimate of fair value.

6.	Income Statement Pro Forma Adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Estimate of Consideration Expected to be Transferred; and Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a)	For purposes of these unaudited pro forma condensed combined financial statements, Aetna estimated forgone interest income associated with cash to have been used to partially fund a portion of the merger consideration. The estimated forgone interest income for the combined entity in 2014 and for the six months ended June 30, 2015, is approximately $12.3 million and $1.5 million, respectively. Aetna’s estimate is based on a weighted-average annual interest rate of 0.43% and 0.15% in 2014 and for the six months ended June 30, 2015, respectively.

(b)	For purposes of these unaudited pro forma condensed combined financial statements, Aetna estimated forgone interest income associated with adjusting the amortized cost of Humana’s investment portfolio to fair value as of completion of the mergers. Forgone interest income due to fair value adjustment to Humana’s investment portfolio under the acquisition method of accounting is projected to be approximately $64.9 million and $34.7 million in 2014 and for the six months ended June 30, 2015, respectively.

(c)	To adjust amortization expense, as follows:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(Millions)
Eliminate Humana’s historical intangible asset amortization expense	$(121.0)	$(50.0)
Eliminate Humana’s historical deferred acquisition cost amortization expense	(39.0)	(46.0)
Eliminate Humana’s historical capitalized software amortization expense	(191.1)	(105.4)
Estimated transaction-related intangible asset amortization *	690.2	345.1

Estimated adjustment to amortization expense	$339.1	$143.7

(*)	Assumes an estimated $7.1 billion of finite-lived intangibles and a weighted average amortization period of approximately 12 years (Refer to Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed).

(d)	Aetna estimates additional general and administrative expense of $12.6 million in 2014 and $6.3 million in the six months ended June 30, 2015, related to the amortization of debt issuance costs associated with the long-term debt expected to be issued to partially fund the mergers. Aetna also estimates a reduction in general and administrative expense of $4.1 million in 2014 and $2.0 million in the six months ended June 30, 2015 to eliminate Humana’s historical amortization of debt issuance costs.

(e)	Aetna estimates interest expense of $471.6 million in 2014 and $235.8 million in the six months ended June 30, 2015, associated with debt expected to be issued to finance the mergers and the amortization of the estimated fair value adjustment to Humana’s debt:

•	Additional interest expense of approximately $469.0 million in 2014 and $234.5 million in the six months ended June 30, 2015, based on approximately $13.0 billion of long-term fixed-rate and/or floating rate debt securities Aetna expects to issue to partially fund the mergers. The calculation of interest expense on the long-term debt securities assumes various maturity tranches ranging from 1.5 to 30 years and an assumed weighted average annual interest rate of 3.61%. If interest rates were to increase or decrease by 0.125% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $16.3 million in 2014 and $8.1 million in the six months ended June 30, 2015.

•	Additional interest expense of approximately $24.0 million in 2014 and $12.0 million in the six months ended June 30, 2015, based on approximately $1.6 billion of term loans Aetna currently expects to borrow to partially fund the mergers, subject to market conditions, including the commercial paper market. The calculation of interest expense on the term loans assumes a maturity of 3 years and an assumed annual interest rate of 1.50%. If interest rates were to increase or decrease by 0.125% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $2.0 million in 2014 and $1.0 million in the six months ended June 30, 2015.

•	Additional interest expense of approximately $12.0 million in 2014 and $6.0 million in the six months ended June 30, 2015, based on approximately $1.6 billion of commercial paper Aetna currently expects to issue to partially fund the mergers, subject to market conditions, including the commercial paper market. The calculation of interest expense on the commercial paper assumes an annual interest rate of 0.75%. If commercial paper interest rates were to increase or decrease by 0.125% from the rate assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $2.0 million in 2014 and $1.0 million for the six months ended June 30, 2015.

•	In connection with the mergers, Aetna has amended its unsecured $2.0 billion five-year revolving credit agreement to increase the available commitments to $3.0 billion. The increase in available commitments under Aetna’s revolving credit facility will be effective upon completion of the mergers. Aetna does not expect to draw on that facility; however, Aetna assumes that it would have incurred estimated facility fees on the incremental commitment of $1.0 million in 2014 and $500 thousand for the six months ended June 30, 2015. These amounts are reflected pro forma adjustments to interest expense for these periods.

•	Additional interest expense associated with incremental debt issued to finance the mergers is partially offset by estimated reductions to interest expense of $34.4 million in 2014 and $17.2 million in the six months ended June 30, 2015. These reductions are from the amortization of the estimated fair value adjustment to Humana’s debt over the remaining life of Humana’s outstanding debt. Debt is required to be measured at fair value under the acquisition method of accounting.

(f)	Aetna assumed a blended 35% tax rate when estimating the tax impact of the mergers, representing the federal statutory tax rate and exclusion of any state tax impacts which are unknown as of the date of this joint proxy statement/prospectus but expected to be immaterial. The effective tax rate of the combined company could be significantly different depending upon post-acquisition activities of the combined company.

(g)	The combined basic and diluted earnings per share for the periods presented are based on the combined weighted-average basic and diluted common shares of Aetna and Humana. The historical weighted-average basic and diluted shares of Humana were assumed to be replaced by the shares expected to be issued by Aetna to effect the mergers.

The following table summarizes the computation of the unaudited pro forma combined weighted average basic and diluted shares outstanding:

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(Millions)
Aetna weighted average shares used to compute basic EPS	355.5	349.2
Humana shares outstanding at July 31, 2015, converted at the exchange ratio (148.2*0.8375)	124.1	124.1

Combined weighted average basic shares outstanding	479.6	473.3

Number of Humana RSUs and Humana PSUs outstanding at July 31, 2015, converted at the exchange ratio (3.3*0.8375)	2.8	2.8

Pro forma weighted average basic shares outstanding	482.4	476.1

Dilutive effect of Aetna’s outstanding stock-based compensation awards(1)	3.6	3.3

Pro forma weighted average shares used to compute diluted EPS	486.0	479.4

Certain amounts may reflect rounding adjustments.

(1)	Does not include outstanding Humana RSUs and Humana PSUs that will be settled in merger consideration or vested or unvested Humana stock options that will be paid in cash and cancelled upon completion of the mergers as described in Note 4. Estimate of Consideration Expected to be Transferred.

7.	Balance Sheet Pro Forma Adjustments

This note should be read in conjunction with Note 1. Description of Transaction; Note 2. Basis of Presentation; Note 4. Estimate of Consideration Expected to be Transferred; and Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(h)	To reflect the use of an estimated aggregate $2.8 billion of available cash in order to partially fund the mergers. The remainder of the estimated cash consideration expected to be transferred to fund the mergers is expected to be financed with $13.0 billion of long-term debt securities, approximately $1.6 billion in term loans and approximately $1.6 billion of commercial paper that Aetna currently expects to issue before the mergers are completed, subject to market conditions, including the commercial paper market (See Note 4. Estimate of Consideration Expected to be Transferred). Expected debt issuance costs of approximately $91.5 million are reflected in other long-term assets.

(i)	To adjust current tax assets to include $153.2 million related to estimated tax-deductible acquisition-related transaction costs.

(j)	To adjust goodwill to an estimate of acquisition-date goodwill, as follows:

(Millions)
Eliminate Humana’s historical goodwill	$(3,266.0)
Estimated transaction goodwill	23,059.5

Total	$19,793.5

(k)	To adjust intangible assets to their estimated fair value, as follows:

(Millions)
Eliminate Humana’s historical intangible assets	$(401.0)
Estimated fair value of intangible assets acquired	7,115.0

Total	$6,714.0

(l)	To eliminate Humana’s historical capitalized software of $722.8 million, historical unamortized debt issuance costs of $33.2 million, and historical deferred acquisition costs of $136.0 million, as there is no future economic benefit associated with these assets.

(m)	In addition to the expected long-term debt and term loans described below, Aetna currently expects to issue approximately $1.6 billion of commercial paper to partially fund the mergers, subject to market conditions, including the commercial paper market.

(n)	To record estimated acquisition-related transaction costs of $570.0 million expected to be incurred subsequent to June 30, 2015. Total estimated acquisition-related transaction costs to be incurred by Aetna and Humana are approximately $500 million and $70 million, respectively. During the six months ended June 30, 2015, neither Aetna nor Humana incurred any material acquisition-related transaction costs.

(o)	To record long-term debt and term loans to be issued by Aetna to partially fund the mergers and to adjust Humana’s debt to an estimate of fair value, as follows:

(Millions)
Establish incremental long-term Aetna debt to effect the mergers	$13,000.0
Establish incremental term loan Aetna debt to effect the mergers	1,600.0
Estimated fair value increase to Humana debt assumed over carrying value	144.5

Total	$14,744.5

(p)	Adjustment of tax liabilities (assets) as follows:

(Millions)
Eliminate Humana’s historical deferred tax liability on intangible assets	$(134.0)
Eliminate Humana’s historical deferred tax liability on capitalized software	(198.8)
Eliminate Humana’s historical deferred tax asset on outstanding equity awards	42.0
Eliminate Humana’s historical deferred tax asset on deferred acquisition costs	66.0
Estimated transaction-related deferred tax liability on identifiable intangible assets	2,490.3
Estimated transaction-related deferred tax asset for fair value increase to assumed debt	(50.6)
Estimated transaction-related current tax liability for debt issuance costs	32.0

Total	$2,246.9

(q)	To eliminate Humana’s historical common shares and additional paid-in capital and record the stock portion of the merger consideration as follows:

(Millions)
Eliminate Humana’s historical common shares and additional paid-in-capital	$(2,528.0)
Issuance of Aetna common shares	14,333.0

Total	$11,805.0

(r)	To eliminate Humana’s historical retained earnings, to estimate the after-tax portion of the acquisition-related transaction costs projected to be incurred after June 30, 2015 and to record the after-tax portion of debt issuance costs as follows:

(Millions)
Elimination of Humana’s historical retained earnings	$(7,402.0)
Transaction costs incurred	(416.8)
Debt issuance costs incurred	59.5

Total	$(7,759.3)

(s)	To eliminate Humana’s historical accumulated other comprehensive income of $153.0 million.

The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount. On each of April 24, 2015 and July 31, 2015, Aetna paid a dividend of $0.25 per Aetna common share. On each of January 30, 2015 and April 24, 2015 Humana paid a dividend of $0.28 per share of Humana stock and on July 31, 2015 Humana paid a dividend of $0.29 per share of Humana common stock. Under the terms of the merger agreement, during the period prior to completion of the mergers, Humana is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.29 per share per quarter. Under the terms of the merger agreement, during the period before completion of the mergers, Aetna is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.25 per share per quarter. The dividend policy of Aetna following completion of the mergers will be determined by Aetna’s board of directors.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The following table sets forth, for the calendar periods indicated, the intra-day high and low sales prices per Aetna common share and share of Humana common stock as reported on the NYSE. The Aetna common shares are traded on the NYSE under the symbol “AET”, and the shares of Humana common stock are traded on the NYSE under the symbol “HUM.” The NYSE has been the principal trading market for Aetna common shares and Humana common stock since December 14, 2000, and May 18, 1971, respectively.

	Aetna Common Shares		Humana Common shares
	High	Low	High	Low
2013:
First Calendar Quarter	$51.73	$44.38	$81.87	$65.88
Second Calendar Quarter	64.13	50.40	85.90	69.07
Third Calendar Quarter	69.20	61.52	99.85	82.14
Fourth Calendar Quarter	69.47	60.32	105.80	90.19
2014:
First Calendar Quarter	$76.71	$64.68	$119.93	$91.00
Second Calendar Quarter	82.70	66.85	129.36	103.89
Third Calendar Quarter	85.72	74.81	135.86	115.51
Fourth Calendar Quarter	91.87	71.81	151.52	121.04
2015:
First Calendar Quarter	$109.90	$87.25	$183.05	$137.45
Second Calendar Quarter	134.40	104.93	219.79	162.35
Third Calendar Quarter (through August 27, 2015)	129.74	93.51	195.00	169.40

The following table sets forth the closing sale price per Aetna common share and share of Humana common stock as reported on the NYSE on July 2, 2015, the last trading day before the public announcement of the merger agreement, and on August 27, 2015, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available. The table also shows the implied value of the merger consideration for each share of Humana common stock as of the same two dates. This implied value was calculated by multiplying the closing sale price of an Aetna common share on the relevant date by the exchange ratio and adding the cash component of the merger consideration, or $125.00.

	Aetna Common Shares	Humana Common Stock	Implied Per Share Value of Merger Consideration
July 2, 2015	$125.51	$187.50	$230.11
August 27, 2015	$117.78	$184.81	$223.64

The market prices of Aetna common shares and Humana common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Humana special meeting and the date the mergers are completed and thereafter. No assurance can be given concerning the market prices of Aetna common shares or Humana common stock before completion of the merger or Aetna common shares after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of Aetna common shares (and therefore the value of the merger consideration) when received by Humana stockholders after the mergers are completed could be greater than, less than or the same as shown in the table above. Accordingly, Humana stockholders are advised to obtain current market quotations for Aetna common shares and Humana common stock in deciding whether to vote for adoption of the merger agreement.

Dividends

Aetna currently pays a quarterly dividend on Aetna common shares and last paid a dividend on July 31, 2015, of $0.25 per share. Under the terms of the merger agreement, during the period before completion of the merger, Aetna is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.25 per share per quarter.

Humana currently pays a quarterly dividend on Humana common stock and last paid a dividend on July 31, 2015, of $0.29 per share. On August 26, 2015, the Humana board of directors declared a dividend of $0.29 per share payable on October 30, 2015 to Humana stockholders of record on September 30, 2015. Under the terms of the merger agreement, during the period before completion of the mergers, Humana is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.29 per share per quarter.

In addition, the merger agreement provides that Aetna and Humana will coordinate the declaration of, record dates for and payment of dividends in respect of their respective shares in order that holders of Aetna common shares and shares of Humana common stock do not receive two dividends or fail to receive one dividend for any quarter in respect of shares of Humana common stock, on the one hand, and Aetna common shares issuable in the merger, on the other hand.

After completion of the mergers, each former Humana stockholder who holds the Aetna common shares into which Humana common stock have been converted in connection with the merger will receive whatever dividends are declared and paid on Aetna common shares. However, no dividend or other distribution having a record date after completion of the merger will actually be paid with respect to any Aetna common shares into which Humana common stock have been converted in connection with the mergers until the certificates formerly representing shares of Humana common stock have been surrendered (or the book-entry shares formerly representing shares of Humana common stock have been transferred), at which time any accrued dividends and other distributions on those Aetna common shares will be paid without interest. Subject to the limitations set forth in the merger agreement described above, any future dividends by Aetna will be made at the discretion of Aetna’s board of directors. Subject to the limitations set forth in the merger agreement described above, any future dividends by Humana will be made at the discretion of Humana’s board of directors. There can be no assurance that any future dividends will be declared or paid by Aetna or Humana or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 71 of this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote for the adoption of the merger agreement or approval of the stock issuance. You should also read and consider the risk factors associated with each of the businesses of Aetna and Humana because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each company’s Annual Report on Form 10-K for the year ended December 31, 2014, and under Part II, Item 1A, “Risk Factors” in each company’s Quarterly Report on Form 10-Q for the quarterly periods ended June 30, 2015 and March 31, 2015, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus.

Because the exchange ratio is fixed and the market price of Aetna common shares has fluctuated and will continue to fluctuate, Humana stockholders cannot be sure of the value of the merger consideration they will receive in the merger.

Upon completion of the merger, each share of Humana common stock outstanding immediately prior to the merger (other than those held by Humana as treasury stock, by Aetna or by any subsidiary of Humana or Aetna or with respect to which appraisal rights have been properly exercised in accordance with the DGCL) will be converted into the right to receive $125.00 in cash, without interest, and 0.8375 of an Aetna common share. Because the exchange ratio of 0.8375 of an Aetna common share is fixed, the value of the stock portion of the merger consideration will depend on the market price of Aetna common shares at the time the merger is completed. The market price of Aetna common shares has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Humana special meeting and the date the merger is completed, which could occur a considerable amount of time after the date of the Humana special meeting, and thereafter. Accordingly, at the time of the Humana special meeting, Humana stockholders will not know or be able to determine the market value of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Aetna’s and Humana’s respective businesses, operations and prospects, market assessments of the likelihood that the merger will be completed, the timing of the merger and regulatory considerations. Many of these factors are beyond Aetna’s and Humana’s control. Aetna shareholders and Humana stockholders are urged to obtain current market quotations for Aetna common shares in deciding whether to vote for the stock issuance or the adoption of the merger agreement, as applicable.

The market price of Aetna common shares after the merger may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Humana common stock.

Upon completion of the merger, holders of Humana common stock will become holders of Aetna common shares. The businesses of Aetna differ from those of Humana in important respects and, accordingly, the results of operations of Aetna after the merger, as well as the market price of Aetna common shares, may be affected by factors different from those that are currently affecting or historically have affected the results of operations of Humana as a stand-alone public company, as well as the market price of shares of Humana common stock. For further information on the respective businesses of Aetna and Humana and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

After completion of the mergers, Aetna may fail to realize the anticipated benefits and cost savings of the mergers, which could adversely affect the value of Aetna common shares.

The success of the mergers will depend, in part, on Aetna’s ability to realize the anticipated benefits and cost savings from combining the businesses of Aetna and Humana. Aetna’s ability to realize these anticipated benefits and cost savings is subject to certain risks including:

•	Aetna’s ability to successfully combine the businesses of Aetna and Humana, including with respect to systems and technology integration;

•	whether the combined businesses will perform as expected;

•	the possibility that Aetna paid more for Humana than the value it will derive from the acquisition;

•	the reduction of Aetna’s cash available for operations and other uses and the incurrence of indebtedness to finance the acquisition; and

•	the assumption of known and unknown liabilities of Humana.

If Aetna is not able to successfully combine the businesses of Aetna and Humana within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the mergers may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the Aetna common shares may be adversely affected.

Aetna and Humana have operated and, until completion of the mergers will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Aetna or Humana employees, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Humana and Aetna in order to realize the anticipated benefits of the mergers so the combined business performs as expected include, among other things:

•	combining the companies’ sales, claims and call operations, network administration and corporate functions;

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	coordinating sales, distribution and marketing efforts;

•	managing the movement of certain businesses and positions to different locations;

•	maintaining existing agreements with customers, providers and vendors and avoiding delays in entering into new agreements with prospective customers, providers and vendors;

•	coordinating geographically dispersed organizations; and

•	consolidating offices of Humana and Aetna that are currently in or near the same location.

In addition, at times, the attention of certain members of each company’s management and resources may be focused on completion of the mergers and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Aetna and Humana may have difficulty attracting, motivating and retaining executives and other key employees in light of the mergers.

Uncertainty about the effect of the mergers on Aetna and Humana employees may have an adverse effect on each of Aetna and Humana separately and consequently the combined business. This uncertainty may impair Aetna’s and/or Humana’s ability to attract, retain and motivate key personnel until the mergers are completed. Employee retention may be particularly challenging during the pendency of the mergers, as employees of Aetna and Humana may experience uncertainty about their future roles with the combined business. Additionally, Humana’s officers and employees may hold shares of Humana common stock, as well as Humana stock options, Humana RSUs and Humana PSUs that are subject to accelerated vesting on a change in control, and, if the mergers are completed, these officers and employees may be entitled to the merger consideration in respect of such shares of Humana common stock, Humana RSUs, Humana PSUs and cash in respect of Humana stock options. These payouts could also make retention of these officers and employees more difficult. Additionally, pursuant to employment and/or change in control severance agreements with Humana, certain key employees of Humana are entitled to receive severance payments upon a termination without cause or a resignation for “good reason” following completion of the mergers. Under these agreements, a key Humana employee potentially could resign from his or her employment following specified circumstances set forth in his or her employment or change in control severance agreement, including an adverse change in his or her title, authority or responsibilities, compensation and benefits or primary office location. Furthermore, if key employees of Aetna or Humana depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, Aetna may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees, and Aetna’s ability to realize the anticipated benefits of the mergers may be materially and adversely affected. See “Interests of Humana’s Directors and Executive Officers in the Merger” beginning on page 188 of this joint proxy statement/prospectus.

In order to complete the mergers, Aetna and Humana must obtain certain governmental authorizations, and if such authorizations are not granted or are granted with conditions that become applicable to the parties, completion of the mergers may be jeopardized or the anticipated benefits of the mergers could be reduced.

Completion of the mergers is conditioned upon the expiration or early termination of the waiting period relating to the merger under the HSR Act and certain other applicable laws or regulations and the required governmental authorizations having been obtained and being in full force and effect. Although Aetna and Humana have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations, and may take into account various facts and circumstances in their consideration of the mergers, including other pending consolidation in the managed care industry. As a condition to authorization of the mergers or related transactions, these governmental authorities may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of Aetna’s business after completion of the mergers. Under the terms of the merger agreement, Aetna is not required, and Humana is not permitted without Aetna’s consent, to take any actions or agree to any terms or conditions in connection with (i) the expiration or early termination of the waiting period relating to the merger under the HSR Act, (ii) any other antitrust law or (iii) the required governmental authorizations, in each case if such action, term or condition would have, or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Humana. However, notwithstanding the provisions of the merger agreement, either Aetna or Humana could become subject to terms or conditions in connection with such waiting periods, laws or other authorizations (whether because such term or condition does not rise to the specified level of materiality or Aetna otherwise consents to its imposition) the imposition of which could adversely affect Aetna’s ability to integrate Humana’s operations with Aetna’s operations, reduce the anticipated benefits of the mergers or otherwise materially and adversely affect Aetna’s business and results of operations after completion of the mergers. See “The Merger Agreement—Conditions to Completion of the Mergers” and “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on pages 161 and 175, respectively, of this joint proxy statement/prospectus.

In addition to receipt of certain governmental authorizations, completion of the mergers is subject to a number of other conditions, and if these conditions are not satisfied or waived, the mergers will not be completed.

The obligations of Aetna and Humana to complete the mergers are subject to satisfaction or waiver of a number of conditions in addition to receipt of certain governmental authorizations, including, among other conditions: (i) adoption of the merger agreement by Humana stockholders at the Humana special meeting, (ii) approval of the stock issuance by Aetna shareholders at the Aetna special meeting, (iii) the absence of a material adverse effect on the other party (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 165 of this joint proxy statement/prospectus for the definition of material adverse effect) and (iv) in the case of Aetna, (A) CMS not having imposed any sanction involving suspension of marketing, enrollment and/or payment (other than civil monetary penalties that do not involve the suspension of payment) under any Medicare Advantage contract or Medicare Part D contract to which Humana is a party, (B) CMS not having terminated any Medicare Advantage contract or Medicare Part D contract to which Humana is a party and (C) Humana not having suspended enrollment or marketing under any Medicare Advantage contract or Medicare Part D contract to which Humana is a party, in each case which sanctions, terminations or suspensions, individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to Humana. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 161 of this joint proxy statement/prospectus. There can be no assurance that the conditions to completion of the mergers will be satisfied or waived or that the mergers will be completed.

In addition, the Aetna special meeting and the Humana special meeting may take place before certain governmental authorizations have been obtained and, therefore, before the terms on which such governmental authorizations may be obtained, or the conditions to obtaining such governmental authorizations that may be imposed, are known. As a result, if Aetna shareholders approve the stock issuance at the Aetna special meeting, or Humana stockholders adopt the merger agreement at the Humana special meeting, Aetna and Humana may make decisions after the respective meetings to waive a condition as to the receipt of certain governmental authorizations or to take certain actions required to obtain such governmental authorizations without seeking further shareholder or stockholder approval, as applicable, and such actions could have an adverse effect on the combined company.

Aetna’s and Humana’s business relationships may be subject to disruption due to uncertainty associated with the mergers.

Parties with which Aetna or Humana does business may experience uncertainty associated with the mergers, including with respect to current or future business relationships with Aetna, Humana or the combined business. Aetna’s and Humana’s business relationships may be subject to disruption as customers, providers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Aetna, Humana or the combined business. These disruptions could have a material and adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including a material and adverse effect on Aetna’s ability to realize the anticipated benefits of the mergers. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.

Certain of Humana’s executive officers and directors have interests in the merger that may be different from your interests as a stockholder of Humana.

When considering the recommendation of Humana’s board of directors that Humana stockholders vote in favor of the adoption of the merger agreement, Humana stockholders should be aware that certain of the executive officers and directors of Humana have interests in the merger that may be different from, or in addition to, the interests of Humana stockholders generally. These include continued employment of certain executive officers of Humana, payment pursuant to certain equity awards and rights to continuing indemnification and directors’ and officers’ liability insurance. See “Interests of Humana’s Directors and Executive Officers in the Merger” beginning on page 188 of this joint proxy statement/prospectus for a more detailed description of these interests. Humana’s board of directors and Aetna’s board of directors were aware of these interests and considered them, among other things, in evaluating and negotiating the merger agreement and the merger and in recommending that Humana stockholders adopt the merger agreement and that the Aetna shareholders approve the stock issuance, respectively.

The merger agreement contains provisions that may make it more difficult for Aetna and Humana to pursue alternatives to the mergers.

The merger agreement contains provisions that make it more difficult for Humana to sell its business to a party other than Aetna, or for Aetna to sell its business. These provisions include a general prohibition on each party soliciting any acquisition proposal. Further, there are only limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favor of the adoption of the merger agreement, in the case of Humana, or the approval of the stock issuance, in the case of Aetna, and the other party generally has a right to match any acquisition proposal that may be made. However, at any time prior to the adoption of the merger agreement by Humana stockholders, in the case of Humana, or the approval of the stock issuance by Aetna shareholders, in the case of Aetna, such party’s board of directors is permitted to take certain of these actions if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. The merger agreement, however, also requires that each party submit the adoption of the merger agreement, in the case of Humana, and the approval of the stock issuance, in the case of Aetna, to a vote of its stockholders or shareholders, as applicable, even if such party’s board of directors changes its recommendation in favor of the adoption of the merger agreement, in the case of Humana, or the approval of the stock issuance, in the case of Aetna, in a manner adverse to the other party. See “The Merger Agreement—No Solicitation” and “The Merger Agreement—Termination Fees and Expenses” beginning on pages 172 and 185, respectively, of this joint proxy statement/prospectus.

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Humana or Aetna from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Humana, or that party were prepared to enter into an agreement that may be favorable to Aetna or its shareholders, in the case of Aetna. Furthermore, the termination fees described below may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by such party in certain circumstances.

Failure to complete the mergers could negatively impact the stock price and the future business and financial results of Aetna and Humana.

If the mergers are not completed for any reason, including as a result of Humana stockholders failing to adopt the merger agreement or Aetna shareholders failing to approve the stock issuance, the ongoing businesses of Aetna and Humana may be materially and adversely affected and, without realizing any of the benefits of having completed the mergers, Aetna and Humana would be subject to a number of risks, including the following:

•	Aetna and Humana may experience negative reactions from the financial markets, including negative impacts on their respective stock and bond prices, and from their respective customers, providers, vendors, regulators and employees;

•	Humana may be required to pay Aetna a termination fee of $1.314 billion if the merger agreement is terminated under certain circumstances, and Aetna may be required to pay Humana a termination fee of either $1.691 billion or $1 billion if the merger agreement is terminated under certain other circumstances (see “The Merger Agreement—Termination Fees and Expenses” beginning on page 185 of this joint proxy statement/prospectus);

•	Aetna and Humana will be required to pay certain transaction expenses and other costs incurred in connection with the mergers, whether or not the mergers are completed;

•	the merger agreement places certain restrictions on the conduct of Humana’s and Aetna’s businesses prior to completion of the mergers. Such restrictions, the waiver of which is subject to the consent of the other party (in most cases, not to be unreasonably withheld, conditioned or delayed), may prevent Humana and Aetna from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the mergers that Humana or Aetna would have made, taken or pursued if these restrictions were not in place (see “The Merger Agreement—Conduct of Business Pending the Mergers” beginning on page 167 of this joint proxy statement/prospectus for a description of the restrictive covenants applicable to Humana and Aetna); and

•	matters relating to the mergers (including integration planning) will require substantial commitments of time and resources by Aetna and Humana management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Aetna or Humana as an independent company.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect Aetna’s and/or Humana’s businesses, financial condition, financial results and/or stock and/or bond prices.

In addition, Aetna and Humana could be subject to litigation related to any failure to complete the mergers or related to any proceeding to specifically enforce Aetna or Humana to perform their respective obligations under the merger agreement. If the mergers are not completed, these risks may materialize and may materially and adversely affect Aetna’s and/or Humana’s businesses, financial condition, financial results and/or stock and/or bond prices.

The Aetna common shares to be received by Humana stockholders upon completion of the merger will have different rights from shares of Humana common stock.

Upon completion of the merger, Humana stockholders will no longer be stockholders of Humana, a Delaware corporation, but will instead become shareholders of Aetna, a Pennsylvania corporation, and their rights as Aetna shareholders will be governed by Pennsylvania law and the terms of Aetna’s amended and restated articles of incorporation, which are referred to in this joint proxy statement/prospectus as Aetna’s articles, and Aetna’s amended and restated by-laws, which are referred to in this joint proxy statement/

prospectus as Aetna’s by-laws. Pennsylvania law and the terms of Aetna’s articles and Aetna’s by-laws are in some respects materially different than Delaware law and the terms of Humana’s charter and by-laws, which currently govern the rights of Humana stockholders. See “Comparison of Stockholder Rights” beginning on page 208 of this joint proxy statement/prospectus for a discussion of the different rights associated with shares of Humana common stock and Aetna common shares.

Current Aetna shareholders and Humana stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the management of the combined company.

Upon the completion of the merger, Aetna expects to issue up to approximately 127.0 million Aetna common shares to Humana stockholders in connection with the transactions contemplated by the merger agreement. As a result, it is expected that, immediately after completion of the merger, former Humana stockholders will own approximately 27% of the outstanding Aetna common shares. Consequently, current Aetna shareholders in the aggregate will have less influence over the management and policies of Aetna than they currently have over the management and policies of Aetna, and Humana stockholders in the aggregate will have less influence over the management and policies of Aetna than they currently have over the management and policies of Humana.

Lawsuits have been filed and other lawsuits may be filed against Humana, Aetna and their respective boards of directors challenging the mergers. An adverse ruling in any such lawsuit may prevent the mergers from being completed.

As of August 27, 2015, three putative class action complaints have been filed by purported Humana stockholders challenging the mergers, two in the Circuit Court of Jefferson County, Kentucky and one in the Court of Chancery of the State of Delaware. The complaints are captioned Solak v. Broussard et al., Civ. Act. No. 15CI03374 (Kentucky state court), Litwin v. Broussard et al., Civ. Act. No. 15CI04054 (Kentucky state court) and Scott v. Humana Inc. et al., C.A. No. 11323-VCL (Delaware state court). The complaints name as defendants each member of Humana’s board of directors, Aetna, Merger Subs and, in the case of the Delaware complaint, Humana. The complaints generally allege, among other things, that the individual members of Humana’s board of directors breached their fiduciary duties owed to the stockholders of Humana by entering into the merger agreement, approving the mergers, and failing to take steps to maximize the value of Humana to its stockholders, and that Aetna, Merger Subs and, in the case of the Delaware complaint, Humana aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the merger undervalues Humana, that the process leading up to the execution of the merger agreement was flawed, that the members of Humana’s board of directors improperly placed their own financial interests ahead of those of Humana’s stockholders, and that certain provisions of the merger agreement improperly favor Aetna and impede a potential alternative transaction. Among other remedies, the complaints seek equitable relief rescinding the merger agreement and enjoining the defendants from completing the mergers as well as costs and attorneys’ fees. On August 20, 2015, the parties in the Kentucky state cases filed a stipulation and proposed order with the court to consolidate those cases into a single action captioned In re Humana Inc. Shareholder Litigation, Civ. Act. No. 15CI03374. Defendants believe that the complaints are entirely without merit.

See “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Litigation Relating to the Mergers” beginning on page 152 of this joint proxy statement/prospectus for more information about litigation related to the mergers that has been commenced prior to the date of this joint proxy statement/prospectus. There can be no assurance that additional complaints will not be filed with respect to the mergers.

One of the conditions to completion of the mergers is the absence of any applicable law (including any order) being in effect that prohibits completion of the mergers. Accordingly, if a plaintiff is successful in obtaining an order prohibiting completion of the mergers, then such order may prevent the mergers from being completed, or from being completed within the expected timeframe.

The indebtedness of Aetna following completion of the mergers will be substantially greater than Aetna’s indebtedness on a stand-alone basis and greater than the combined indebtedness of Aetna and Humana existing prior to the mergers. This increased level of indebtedness could adversely affect Aetna, including by decreasing Aetna’s business flexibility, and will increase its borrowing costs. Downgrades in Aetna’s ratings could adversely affect Aetna’s businesses, cash flows, financial condition and operating results.

Upon completion of the mergers, Aetna expects to have incurred acquisition-related debt financing of approximately $16.2 billion and assume Humana’s existing indebtedness of approximately $3.8 billion. Aetna’s substantially increased indebtedness and higher debt-to-equity ratio following completion of the mergers in comparison to that of Aetna prior to the mergers will have the effect, among other things, of reducing Aetna’s flexibility to respond to changing business and economic conditions and will increase Aetna’s borrowing costs. In addition, the amount of cash required to service Aetna’s increased indebtedness levels and thus the demands on Aetna’s cash resources will be greater than the amount of cash flows required to service the indebtedness of Aetna or Humana individually prior to the mergers. The increased levels of indebtedness could also reduce funds available for Aetna’s investments in product development as well as capital expenditures, share repurchases and other activities and may create competitive disadvantages for Aetna relative to other companies with lower debt levels.

In addition, Aetna’s credit ratings impact the cost and availability of future borrowings, and, as a result, Aetna’s cost of capital. Aetna’s ratings reflect each rating organization’s opinion of Aetna’s financial strength, operating performance and ability to meet Aetna’s debt obligations or obligations to Aetna’s insureds. Each of the ratings organizations reviews Aetna’s ratings periodically, and there can be no assurance that Aetna’s current ratings will be maintained in the future. Following the announcement of the mergers, each of Standard & Poor’s, A.M. Best, Fitch and Moody’s placed certain of Aetna’s debt, financial strength and other credit ratings under review for a possible downgrade. Downgrades in Aetna’s ratings could adversely affect Aetna’s businesses, cash flows, financial condition and operating results.

Aetna will incur significant transaction and integration-related costs in connection with the mergers.

Aetna expects to incur a number of non-recurring costs associated with the mergers and combining the operations of the two companies. Aetna will incur significant transaction costs related to the mergers. Aetna also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Aetna continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the mergers and the integration of the two companies’ businesses. Although Aetna expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Aetna to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The mergers may not be accretive, and may be dilutive, to Aetna’s operating earnings per share, which may negatively affect the market price of Aetna common shares.

Aetna currently projects that the mergers will be neutral to operating earnings per share during 2016, excluding transaction and integration-related costs. This projection is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay the accretion that is currently projected or could result in dilution, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the mergers. Any dilution of, decrease in or delay of any accretion to, Aetna’s earnings per share could cause the price of Aetna common shares to decline or grow at a reduced rate.

The opinions obtained by each of Aetna’s and Humana’s board of directors from their respective financial advisors do not and will not reflect changes in circumstances subsequent to the date of such opinions.

On July 2, 2015, Goldman Sachs delivered its opinion to Humana’s board of directors that, as of July 2, 2015, and based on and subject to the qualifications, limitations and assumptions set forth in that opinion, the merger consideration paid to Humana stockholders (other than Aetna and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. Separately, on July 2, 2015, Citi and Lazard each delivered an opinion to Aetna’s board of directors that, as of July 2, 2015, based on and subject to the qualifications, limitations and assumptions set forth in their respective opinions, the merger consideration to be paid by Aetna pursuant to the merger agreement is fair, from a financial view, to Aetna. Aetna and Humana have not obtained, and will not obtain, updated opinions from their respective financial advisors. None of Goldman Sachs’, Citi’s and Lazard’s opinions speak to the time when the mergers will be completed or to any date other than the date of such opinion. As a result, the opinions do not and will not address the fairness, from a financial point of view, of the merger consideration to be received by Humana stockholders pursuant to the merger agreement at the time the mergers are completed or at any time other than July 2, 2015, or the fairness, from a financial point of view, of the merger consideration to be paid by Aetna pursuant to the merger agreement at the time the mergers are completed or at any time other than July 2, 2015. For a more complete description of the respective opinions rendered by Goldman Sachs, Citi and Lazard see “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Opinion of Humana’s Financial Advisor” and “—Opinions of Aetna’s Financial Advisors” beginning on pages 113 and 120, respectively, of this joint proxy statement/prospectus and the full text of the opinions contained in Annexes C, D and E to this joint proxy statement/prospectus, respectively.

The unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and does not represent the actual financial position or results of operations of the combined company following the completion of the mergers or reflect the effect of any divestitures that may be required in connection with the mergers.

The unaudited pro forma combined financial information and prospective financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Aetna and Humana prior to the mergers or that of the combined company following the mergers for several reasons. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any potential divestitures that may occur prior to or subsequent to the completion of the mergers or Aetna’s projected reduction of its debt to capitalization ratio following the completion of the mergers. See the sections entitled “Aetna and Humana Unaudited Pro Forma Condensed Combined Financial Information”, “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Unaudited Prospective Financial Information” and “Comparative Historical and Unaudited Pro Forma Combined Per Share Data” beginning on pages 44, 138 and 42, respectively, of this joint proxy statement/prospectus. The actual financial positions and results of operations of Humana and Aetna prior to the mergers and that of the combined company following the mergers may not be consistent with, or evident from, the unaudited pro-forma combined financial information or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of Aetna common shares may cause a significant change in the purchase price used for Aetna’s accounting purposes and the pro forma financial information contained in this joint proxy statement/prospectus.

Risks relating to Aetna and Humana.

Aetna and Humana are, and following completion of the mergers Aetna will continue to be, subject to the risks described in (i) Part I, Item 1A in Aetna’s Annual Report on Form 10-K for the year ended December 31,

2014, and filed with the SEC on February 27, 2015, (ii) Part II, Item 1A in Aetna’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015, filed with the SEC on April 28, 2015, and August 4, 2015, respectively, (iii) Part I, Item 1A in Humana’s Annual Report on Form 10-K for the year ended December 31, 2014 and filed with the SEC on February 18, 2015, (iv) Part II, Item 1A in Humana’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015, filed with the SEC on April 29, 2015 and July 29, 2015, respectively, in each case, incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Aetna and Humana have included in this joint proxy statement/prospectus certain statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (which is referred to in this joint proxy statement/prospectus as the Securities Act), and Section 21E of the Exchange Act. In addition, the management of Aetna or Humana may make forward-looking statements to analysts, investors, representatives of the media and others. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negatives thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control. Statements in this joint proxy statement/prospectus that are forward-looking, including Aetna’s and Humana’s projections as to the anticipated benefits of the mergers, increased membership as a result of the mergers, the impact of the mergers on Aetna’s and Humana’s businesses and share of revenues from government business, the methods Aetna will use to finance the cash component of the merger consideration, the impact of the mergers on Aetna’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and cash flows, the synergies from the mergers and the date the mergers will be completed, the number of Aetna common shares to be issued pursuant to the merger, Aetna’s and Humana’s acquisition-related transaction costs and Aetna’s restructuring and integration-related costs and charges, and the estimates and assumptions underlying the pro forma financial information contained in this joint proxy statement/prospectus are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control.

In addition to the risks described under “Risk Factors” beginning on page 61 of this joint proxy statement/prospectus and those risks described in any documents that are incorporated by reference into this joint proxy statement/prospectus, the following factors, among others, could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to:

•	the timing to complete the mergers;

•	the risk that a condition to completion of the mergers may not be satisfied;

•	the risk that a regulatory approval that may be required for the merger is delayed, is not obtained or is obtained subject to conditions that are not anticipated;

•	Aetna’s ability to achieve the synergies and value creation projected to be realized following completion of the merger;

•	Aetna’s ability to promptly and effectively integrate Humana’s businesses;

•	the diversion of management time on merger-related issues;

•	unanticipated increases in medical costs, including due to:

•	increased intensity or medical utilization as a result of flu or otherwise;

•	changes in membership mix to higher cost or lower-premium products or membership adverse selection;

•	medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and

•	increased pharmacy costs, including specialty prescription drugs, whether in Aetna’s and Humana’s health insurance exchange products or otherwise;

•	the introduction of new or costly treatments, including new technologies;

•	the profitability of Aetna’s and Humana’s public health insurance exchange products, where Aetna membership is higher than Aetna projects and where members may have more adverse health status and/or higher medical benefit utilization than Aetna and/or Humana projected;

•	uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs, which are referred to in this joint proxy statement/prospectus as the 3R’s;

•	the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums;

•	adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum medical loss ratio rebates);

•	the implementation of health insurance exchanges;

•	Aetna’s and Humana’s ability to offset Medicare Advantage and prescription drug plan rate pressures;

•	competitive rate pressures in commercial markets; and

•	changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.

You should not put undue reliance on forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Actual results may differ materially from those discussed in this joint proxy statement/prospectus. All forward-looking statements speak only as of the date of this joint proxy statement/prospectus. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, as of any future date.

THE COMPANIES

Aetna Inc.

Aetna was incorporated in the Commonwealth of Pennsylvania in 1982. Aetna, together with its subsidiaries, is one of the nation’s leading diversified health care benefits companies, serving an estimated 46.7 million people as of June 30, 2015, with information and resources to help them in consultation with their health care professionals make better informed decisions about their health care. Aetna offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, medical management capabilities, Medicaid health care management services, Medicare Advantage and Medicare supplement plans, workers’ compensation administrative services and health information technology products and services, such as Accountable Care Solutions. Aetna’s customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates.

The principal trading market for Aetna common shares (NYSE: AET) is the NYSE. The principal executive offices of Aetna are located at 151 Farmington Avenue, Hartford, CT 06156; its telephone number is (860) 273-0123; and its website is www.aetna.com. Information on Aetna’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Aetna from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

Humana Inc.

Humana was incorporated in the State of Delaware in 1964. Headquartered in Louisville, Kentucky, Humana is a leading health and well-being company focused on making it easy for people to achieve their best health with clinical excellence through coordinated care. Humana’s strategy integrates care delivery, the member experience, and clinical and consumer insights to encourage engagement, behavior change, proactive clinical outreach and wellness for the millions of people it serves across the country. As of June 30, 2015, Humana had approximately 14.2 million members in its medical benefit plans, including 2.7 million individual Medicare Advantage members, as well as approximately 7.4 million members in its specialty products. During 2014, 73% of Humana’s total premiums and services revenue were derived from contracts with the federal government, including 15% derived from its individual Medicare Advantage contracts in Florida with CMS.

The principal trading market for Humana common stock (NYSE: HUM) is the NYSE. The principal executive offices of Humana are located at 500 West Main Street, Louisville, Kentucky 40202; its telephone number is (502) 580-1000; and its website is www.humana.com. Information on Humana’s Internet web site is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Humana from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

Merger Sub 1

Merger Sub 1 was incorporated in the State of Delaware on June 26, 2015, and is a wholly owned subsidiary of Aetna. Merger Sub 1 was formed solely for the purpose of completing the mergers. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub 1 are located at 151 Farmington Avenue, Hartford, CT 06156; and its telephone number is (860) 273-0123.

Merger Sub 2

Merger Sub 2 was formed in the State of Delaware on June 26, 2015, and is a wholly owned subsidiary of Aetna. Merger Sub 2 was formed solely for the purpose of completing the subsequent merger. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers.

The principal executive offices of Merger Sub 2 are located at 151 Farmington Avenue, Hartford, CT 06156; and its telephone number is (860) 273-0123.

SPECIAL MEETING OF SHAREHOLDERS OF AETNA

Aetna is providing this joint proxy statement/prospectus to its shareholders in connection with the solicitation of proxies to be voted at the Aetna special meeting of shareholders (or any adjournment or postponement of the Aetna special meeting) that Aetna has called to consider and vote on a proposal to approve the stock issuance and a proposal to adjourn the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient proxies to approve the stock issuance at the time of the Aetna special meeting.

Date, Time and Location

Together with this joint proxy statement/prospectus, Aetna is also sending Aetna shareholders a notice of the Aetna special meeting and a form of proxy card that is solicited by Aetna’s board of directors for use at the Aetna special meeting to be held on October 19, 2015, at the Hilton Garden Inn located at 85 Glastonbury Blvd., Glastonbury, Connecticut 06033, at 1:30 p.m., Eastern Time, and any adjournments or postponements of the Aetna special meeting.

Only shareholders or their proxy holders may attend the Aetna special meeting. If you hold shares in your name at the record date (the close of business on September 16, 2015) and plan to attend the Aetna special meeting, because of security procedures, you will need to obtain an admission ticket in advance. In addition to obtaining an admission ticket in advance, you will be required to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the Aetna special meeting. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 151 Farmington Avenue, RW61, Hartford, CT 06156 or by facsimile to (860) 293-1361. Ticket requests will not be accepted by phone or email. Aetna’s Corporate Secretary must receive your request for an admission ticket on or before October 13, 2015.

If you are a beneficial owner of Aetna common shares held in “street name” by a broker, bank or other nominee holder of record at the record date (the close of business on September 16, 2015), and you plan to attend the Aetna special meeting, in addition to following the security procedures described above, you will also need proof of beneficial ownership at the record date to obtain your admission ticket to the Aetna special meeting. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your Aetna common shares held in “street name” in person at the Aetna special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record that holds your shares.

Purpose

At the Aetna special meeting, Aetna shareholders will be asked to consider and vote on the following proposals:

•	to approve the stock issuance; and

•	to approve the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the special meeting.

Under Aetna’s by-laws, the business to be conducted at the Aetna special meeting will be limited to the proposals set forth in the notice to Aetna shareholders provided with this joint proxy statement/prospectus.

Recommendations of the Aetna Board of Directors

Aetna’s board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the stock issuance, are advisable and fair to and in the best interests of Aetna shareholders. Aetna’s board of directors unanimously recommends that Aetna shareholders vote “FOR” the stock issuance. Aetna’s board of directors further unanimously recommends that Aetna shareholders vote “FOR” the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting. See “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Aetna’s Reasons for the Merger; Recommendation of the Aetna Board of Directors that Shareholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus for a more detailed discussion of the recommendation of Aetna’s board of directors that Aetna shareholders approve the stock issuance.

Aetna Record Date; Outstanding Shares; Shareholders Entitled to Vote

Aetna’s board of directors has fixed the close of business on September 16, 2015, as the record date for determination of the Aetna shareholders entitled to vote at the Aetna special meeting or any adjournment or postponement of the Aetna special meeting. Only Aetna shareholders of record at the record date are entitled to receive notice of, and to vote at, the Aetna special meeting or any adjournment or postponement of the Aetna special meeting. As of the close of business on August 25, 2015, the most recent practicable date for which such information was available, there were 348,688,145 Aetna common shares outstanding and entitled to vote at the Aetna special meeting, held by approximately 7,025 holders of record. The number of Aetna common shares outstanding as of the record date is not expected to be meaningfully different from the number as of August 25, 2015.

Quorum

The presence at the Aetna special meeting, in person or by proxy, of the holders of a majority of the outstanding Aetna common shares at the record date (the close of business on September 16, 2015) will constitute a quorum. Abstentions will be deemed present at the Aetna special meeting for the purpose of determining the presence of a quorum. Aetna common shares held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record, and Aetna common shares with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Aetna special meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the share issuance to be taken at the Aetna special meeting. Failure of a quorum to be present at the Aetna special meeting will necessitate an adjournment of the meeting and will subject Aetna to additional expense.

Pursuant to Pennsylvania law, if the Aetna special meeting is adjourned for one or more periods aggregating at least 15 days due to the absence of a quorum, Aetna shareholders who are entitled to vote and who attend (including by proxy) the adjourned meeting, even though they do not constitute a quorum as described in the preceding paragraph, will constitute a quorum for the purpose of acting on any matter described in this joint proxy statement/prospectus.

Required Vote

Assuming a quorum is present, approval of the stock issuance requires the affirmative vote of a majority of the votes cast at the Aetna special meeting by holders of Aetna common shares. Aetna cannot complete the merger unless its shareholders approve the stock issuance. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against” as well as abstentions. As a result, an Aetna shareholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the proposal. The failure of an Aetna shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or an Aetna shareholder’s other failure to vote will have no effect on the outcome of any vote to approve the stock issuance because these failures to vote are not considered “votes cast.”

Approval of the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting, whether or not a quorum, as defined under Pennsylvania law, is present, requires the affirmative vote of a majority of the votes cast at the Aetna special meeting by Aetna shareholders. For purposes of the adjournment proposal, “votes cast” means votes “for” or “against” the proposal. As a result, an Aetna shareholder’s abstention from voting on the adjournment proposal, the failure of an Aetna shareholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or an Aetna shareholder’s other failure to vote will have no effect on the outcome of any vote to adjourn the Aetna special meeting.

Share Ownership of and Voting by Aetna Directors and Executive Officers

At the close of business on August 25, 2015, the most recent practicable date for which such information was available, Aetna’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 1,207,079 Aetna common shares, which represents 0.35% of the Aetna common shares entitled to vote as of that date. The number of Aetna common shares which Aetna’s directors and executive officers and their affiliates will beneficially own as of the record date (the close of business on September 16, 2015) is not expected to be meaningfully different from the number as of August 25, 2015.

It is expected that Aetna’s directors and executive officers and their affiliates will vote their shares “FOR” the stock issuance and “FOR” the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting, although none of them has entered into any agreement requiring them to do so.

Voting of Shares

Via the Internet or by Telephone

If you hold Aetna common shares directly in your name as a shareholder of record, you may vote via the Internet at www.proxyvote.com or by telephone by calling (800) 690-6903 toll-free. In order to vote your shares via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Aetna shareholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone, 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 18, 2015.

If you hold Aetna common shares in “street name” through a broker, bank or other nominee holder of record, you may provide voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold Aetna common shares directly in your name as a shareholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge must receive your proxy card no later than the close of business on October 18, 2015.

If you hold Aetna common shares in “street name” through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Aetna common shares directly in your name as a shareholder of record, you may vote in person at the Aetna special meeting. Shareholders of record also may be represented by another person at the Aetna special meeting by executing a proper proxy designating that person.

When a shareholder of record submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. You are encouraged to register your vote via the Internet or telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by any vote that you cast at the Aetna special meeting. Your attendance at the Aetna special meeting alone will not revoke any proxy previously given.

If you hold Aetna common shares in “street name” through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Aetna special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold Aetna common shares in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, both proposals to be considered at the Aetna special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on either proposal. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares held in “street name” will have no effect on the approval of the proposal to approve the stock issuance or the proposal to adjourn the Aetna special meeting if necessary.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker, bank or other nominee holder of record does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus, if a beneficial owner of Aetna common shares held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the special meeting. As a result, there will not be any broker non-votes in connection with either of the proposals to be considered at the Aetna special meeting as described in this joint proxy statement/prospectus.

All shares represented by each properly completed and valid proxy received before or at the Aetna special meeting will be voted in accordance with the instructions given in the proxy. If an Aetna shareholder signs a proxy card and returns it without giving instructions for the voting on any proposal, the Aetna common shares represented by that proxy card will be voted “FOR” the stock issuance and “FOR” the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Aetna special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Aetna special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before the closing of the polls at the Aetna special meeting. If you are a shareholder of record at the record date (the close of business on September 16, 2015), you can revoke your proxy or change your vote by:

•	sending a signed notice stating that you revoke your proxy to Vote Processing, c/o Broadridge Financial Solutions, Inc. by mail at 51 Mercedes Way, Edgewood, NY 11717 or by fax at 1-515-254-7733 that bears a date later than the date of the proxy you want to revoke and is received before 11:59 p.m. (Eastern Time) on October 18, 2015;

•	submitting a valid, later-dated proxy via the Internet or telephone before 11:59 p.m. (Eastern Time) on October 18, 2015, or by mail that is received before 11:59 p.m. (Eastern Time) on October 18, 2015; or

•	attending the Aetna special meeting (or, if the Aetna special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance at the Aetna special meeting alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Aetna special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of Aetna common shares in connection with the solicitation of proxies by Aetna’s board of directors to be voted at the Aetna special meeting and at any adjournments or postponements of the Aetna special meeting. Aetna will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Aetna special meeting. Aetna has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Aetna special meeting and will pay MacKenzie Partners, Inc. a fee of approximately $50,000, plus reimbursement of reasonable out-of-pocket expenses.

In addition to solicitation by mail, directors, officers and employees of Aetna or its subsidiaries may solicit proxies from shareholders by telephone, telegram, email, personal interview or other means. Aetna currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with approval of an issuance of common shares. Directors, officers and employees of Aetna will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Aetna, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this joint proxy statement/prospectus to any household at which two or more shareholders reside if they appear to be members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials. Aetna does not currently household for registered shareholders, but plans to begin doing so in 2016.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding Aetna common shares, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Adjournment

Aetna shareholders are being asked to approve a proposal that will give Aetna’s board of directors authority to adjourn the Aetna special meeting one or more times for the purpose of soliciting additional proxies in favor of the approval of the stock issuance if there are not sufficient votes at the time of the Aetna special meeting to approve the stock issuance. If this proposal is approved, the Aetna special meeting could be adjourned to any date. In addition, Aetna’s board of directors, with or without shareholder approval, could postpone the meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Aetna special meeting is adjourned for the purpose of soliciting additional proxies, shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the stock issuance but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal. Pursuant to Pennsylvania law, if the Aetna special meeting is adjourned for one or more periods aggregating at least 15 days due to the absence of a quorum, Aetna shareholders who are entitled to vote and who attend (including by proxy) the adjourned meeting, even though they do not constitute a quorum, will constitute a quorum for the purpose of acting on any matter described in this joint proxy statement/prospectus.

Other Information

The matters to be considered at the Aetna special meeting are of great importance to the shareholders of Aetna. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Aetna special meeting, please contact:

105 Madison Avenue

New York, NY 10016

Telephone (Toll-Free): (800) 322-2885

Telephone (Collect): (212) 929-5500

Email: proxy@mackenziepartners.com

or

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06156

Attention: Investor Relations

Telephone: (860) 273-2402

Email: investorrelations@aetna.com

SPECIAL MEETING OF STOCKHOLDERS OF HUMANA

Humana is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Humana special meeting of stockholders (or any adjournment or postponement of the Humana special meeting) that Humana has called to consider and vote on a proposal to adopt the merger agreement, a proposal to adjourn from time to time the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof and a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Date, Time and Location

Together with this joint proxy statement/prospectus, Humana is also sending Humana stockholders a notice of the Humana special meeting and a form of proxy card that is solicited by Humana’s board of directors for use at the Humana special meeting to be held on October 19, 2015, at the offices of Fried Frank, Harris, Shriver & Jacobson LLP on the 36th floor of 375 Park Avenue, New York, New York 10152, and any adjournments or postponements of the Humana special meeting.

Only stockholders or their proxy holders may attend the Humana special meeting. If you hold shares in your name at the record date (the close of business on September 16, 2015) and plan to attend the Humana special meeting, please be prepared to provide valid government-issued photo identification (e.g., a driver’s license or a passport) to be admitted to the Humana special meeting.

If you are a beneficial owner of Humana common stock held in “street name” by a broker, bank or other nominee holder of record at the record date (the close of business on September 16, 2015), in addition to proper identification, you will also need proof of beneficial ownership at the record date to be admitted to the Humana special meeting. A brokerage statement or letter from a bank or broker are examples of proof of beneficial ownership. If you want to vote your shares of Humana common stock held in “street name” in person at the Humana special meeting, you will have to obtain a written legal proxy in your name from the broker, bank or other nominee holder of record who holds your shares.

Purpose

At the Humana special meeting, Humana stockholders will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement;

•	to approve the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof; and

•	to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Under Humana’s by-laws, the business to be conducted at the Humana special meeting will be limited to the matters specified in the notice to Humana stockholders provided with this joint proxy statement/prospectus.

Recommendations of the Humana Board of Directors

Humana’s board of directors unanimously determined that the merger agreement, the merger, and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Humana stockholders. The Humana board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement. The Humana board of directors further unanimously recommends that you vote “FOR” the proposal to approve the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof, and “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger. See “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Humana’s Reasons for the Mergers; Recommendation of the Humana Board of Directors that Humana Stockholders Adopt the Merger Agreement” beginning on page 104 of this joint proxy statement/prospectus for a more detailed discussion of the recommendation of Humana’s board of directors that Humana stockholders adopt the merger agreement.

Humana Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Humana board of directors has fixed the close of business on September 16, 2015, as the record date for determination of the Humana stockholders entitled to receive notice of, and vote at, the Humana special meeting or any adjournment or postponement of the Humana special meeting. As of the close of business on August 25, 2015, the most recent practicable date for which such information was available, there were 148,214,812 shares of Humana common stock outstanding and entitled to vote at the Humana special meeting, held by approximately 3,076 holders of record. The number of shares of Humana common stock outstanding as of the record date is not expected to be meaningfully different from the number as of August 25, 2015. A complete list of stockholders entitled to vote at the Humana special meeting will be available for a period of ten days prior to the Humana special meeting at the offices of Humana, located at 500 West Main Street, Louisville, Kentucky 40202, for inspection by any stockholder, for any purpose germane to the Humana special meeting, during usual business hours. The stockholder list also will be available at the Humana special meeting for examination by any stockholder present at the Humana special meeting.

Quorum

A quorum of stockholders at the Humana special meeting is required for Humana’s stockholders to adopt the merger agreement or approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger. The presence at the Humana special meeting, in person or by proxy, of the holders of record of a majority of the shares of Humana common stock issued and outstanding at the record date (the close of business on September 16, 2015) and entitled to vote will be necessary and sufficient to constitute a quorum at the Humana special meeting. Abstentions will be deemed present at the Humana special meeting for the purpose of determining the presence of a quorum. Shares of Humana common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record and shares of Humana common stock with respect to any of the proposals to be voted upon at the special meeting or which the beneficial owner otherwise fails to vote will not be deemed present at the Humana special meeting for the purpose of determining the presence of a quorum. There must be a quorum for business to be conducted at the Humana special meeting. Failure of a quorum to be present at the Humana special meeting will necessitate an adjournment or postponement thereof and will subject Humana to additional expense.

Required Vote

Pursuant to Humana’s charter, the affirmative vote of holders of at least three-fourths of the outstanding shares of Humana common stock entitled to vote thereon is required to adopt the merger agreement. Aetna may be deemed to be a “related company” of Humana under Article Eleventh of Humana’s charter because one or more institutional stockholders of Humana who appear to beneficially own more than 5% of the outstanding shares of Humana common stock also appear to beneficially own 5% or more of the outstanding Aetna common shares. Because adoption of the merger agreement requires the affirmative vote of at least three-fourths of the outstanding shares of Humana common stock entitled to vote thereon, a Humana stockholder’s abstention from voting, the failure of a Humana stockholder who holds his or her shares in “street name”

through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or a Humana stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

To approve the adjournment from time to time of the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof (assuming a quorum is present), and to approve the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger, the affirmative vote of holders of a majority of the votes cast affirmatively or negatively on such proposal is required. If a quorum is not present, holders of a majority in interest of the stockholders entitled to vote present, in person or represented by proxy, at the Humana special meeting may adjourn the meeting until a quorum is present. Accordingly, a Humana stockholder’s abstention from voting, the failure of a Humana stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other holder of record or a Humana stockholder’s other failure to vote will have no effect on the outcome of any vote to adjourn the Humana special meeting (assuming a quorum is present) or any vote to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

However, if a quorum is not present, a Humana stockholder’s abstention from voting (including, if a Humana stockholder holds his or her shares in “street name” and instructs a broker, bank or other holder of record to abstain from voting with respect to such Humana stockholder’s shares of Humana common stock) will have the same effect as a vote “AGAINST” any vote to adjourn the Humana special meeting.

Stock Ownership of and Voting by Humana Directors and Executive Officers

At the close of business on August 25, 2015, the most recent practicable date for which such information was available, Humana’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 351,175 shares of Humana common stock, which represents 0.24% of the shares of Humana common stock entitled to vote as of that date. The number of shares of Humana common stock which Humana’s directors and executive officers and their affiliates will beneficially own as of the record date (the close of business on September 16, 2015) is not expected to be meaningfully different from the number as of August 25, 2015.

It is expected that Humana’s directors and executive officers and their affiliates will vote their shares “FOR” the adoption of the merger agreement, “FOR” the proposal to adjourn from time to time the Humana special meeting if necessary and “FOR” the approval, on an advisory (non-binding) basis, of the proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger, although none of them has entered any agreement requiring them to do so.

Voting of Shares

Via the Internet or by Telephone

If you hold shares of Humana common stock directly in your name as a stockholder of record, you may submit a proxy to vote via the Internet at www.proxyvote.com or by telephone by calling (800) 690-6903 toll-free. In order to submit a proxy to vote via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Humana stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Proxies may be submitted via the Internet or by telephone 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on October 18, 2015.

If you hold shares of Humana common stock in “street name” through a broker, bank or other nominee holder of record, you may provide voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Humana common stock directly in your name as a stockholder of record, you may submit a proxy card to vote by mail. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge must receive your proxy card no later than the close of business on October 18, 2015.

If you hold shares of Humana common stock in “street name” through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail, you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of Humana common stock directly in your name as a stockholder of record, you may vote in person at the Humana special meeting. Stockholders of record also may be represented by another person at the Humana special meeting by executing a proper proxy designating that person.

When a stockholder of record submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. You are encouraged to register your proxy via the Internet or telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also vote in person. Any proxies that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Humana special meeting.

If you hold shares of Humana common stock in “street name” through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Humana special meeting. To request a legal proxy please contact your broker, bank or other nominee holder of record.

If your shares are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Brokers, banks and other nominee holders of record who hold shares of Humana common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, each of the three proposals to be considered at the Humana special meeting as described in this joint proxy statement/prospectus is considered non-routine. Therefore brokers, banks and other nominee holders of record do not have discretionary authority to vote on any of the three proposals. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares held in “street name” will have the same effect as a vote “AGAINST” the adoption of the merger agreement. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares held in “street name” will have no effect on the approval of the proposal to adjourn from time to time the Humana special meeting (assuming a quorum is present), if necessary, or the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker, bank or other nominee holder of record does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus, if a beneficial owner of shares of Humana common stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the special meeting. As a result, there will not be any broker non-votes in connection with any of the three proposals to be considered at the Humana special meeting as described in this joint proxy statement/prospectus.

All shares represented by each properly completed and valid proxy received before or at the Humana special meeting will be voted in accordance with the instructions given in the proxy. If a Humana stockholder signs a proxy card and returns it without giving instructions for the voting on any proposal, the shares of Humana common stock represented by that proxy card will be voted “FOR” the adoption of the merger agreement, “FOR” the proposal to approve the adjournment of the Humana special meeting, if necessary and “FOR” the proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger. Humana stockholders should NOT send stock certificates with their proxy cards.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Humana special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Humana special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before the closing of the polls at the Humana special meeting. If you are a stockholder of record at the record date (the close of business on September 16, 2015), you can revoke your proxy or change your vote by:

•	sending a signed notice stating that you revoke your proxy to Vote Processing, c/o Broadridge Financial Solutions, Inc. by mail at 51 Mercedes Way, Edgewood, NY 11717 that bears a date later than the date of the proxy you want to revoke and is received before 11:59 p.m. (Eastern Time) on October 18, 2015 or by fax at 1-515-254-7733;

•	submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m. (Eastern Time) on October 18, 2015, or by mail that is received before 11:59 p.m. (Eastern Time) on October 18, 2015; or

•	attending the Humana special meeting (or, if the Humana special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance at the Humana special meeting alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Humana special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of Humana common stock in connection with the solicitation of proxies by Humana’s board of directors to be voted at the Humana special meeting and at any adjournments or postponements of the Humana special meeting. Humana will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Humana special meeting. Humana has engaged D.F. King to assist in the solicitation of proxies for the Humana special meeting and will pay D.F. King a fee of approximately $20,000, plus reimbursement of reasonable out-of-pocket expenses.

In addition to solicitation by mail, directors, officers and employees of Humana or its subsidiaries may solicit proxies from stockholders by telephone, telegram, e-mail, personal interview or other means. Humana currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with the adoption of the merger agreement. Directors, officers and employees of Humana will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out of pocket expenses.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Humana, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this joint proxy statement/prospectus to any household at which two or more stockholders reside if Humana believes they are members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials. To date, Humana has not instituted this procedure but may do so in the future.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of Humana common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Adjournment

Humana stockholders are being asked to approve a proposal that will give Humana’s board of directors authority to adjourn the Humana special meeting from time to time if necessary for the purpose of soliciting additional proxies in favor of the adoption of the merger agreement if there are not sufficient votes at the time of the Humana special meeting or any adjournment or postponement thereof, to adopt the merger agreement. If this proposal is approved, the Humana special meeting could be adjourned to any date or dates. In addition, Humana’s board of directors, without prior stockholder approval, could postpone the meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Humana special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Other Information

The matters to be considered at the Humana special meeting are of great importance to the stockholders of Humana. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for Humana common stock will be mailed to you as soon as practicable after completion of the merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Humana special meeting, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Telephone (Collect): (212) 269-5550

Telephone (Toll-Free): (800) 676-7437

Email: webmaster@dfking.com

or

Humana Inc.

500 West Main Street

Louisville, KY 40202

Attention: Investor Relations

Telephone: (502) 580-3622

HUMANA PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND

AETNA PROPOSAL I: APPROVAL OF THE STOCK ISSUANCE

General

This joint proxy statement/prospectus is being provided to holders of shares of Humana common stock in connection with the solicitation of proxies by the board of directors of Humana to be voted at the Humana special meeting and at any adjournments or postponements of the Humana special meeting. At the Humana special meeting, Humana will ask its stockholders to vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to adjourn from time to time the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof and (iii) a proposal to approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

This joint proxy statement/prospectus is being provided to holders of Aetna common shares in connection with the solicitation of proxies by the board of directors of Aetna to be voted at the Aetna special meeting and at any adjournments or postponements of the Aetna special meeting. At the Aetna special meeting, Aetna will ask its shareholders to vote on (i) a proposal to approve the stock issuance and (ii) a proposal to adjourn the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient proxies to approve the stock issuance at the time of the Aetna special meeting.

The merger agreement provides for the merger of Merger Sub 1 with and into Humana, with Humana continuing as the surviving corporation and a wholly owned subsidiary of Aetna, and in the subsequent merger Humana will be merged with and into Merger Sub 2, with Merger Sub 2, which will be re-named “Humana LLC,” continuing as the surviving company and a wholly owned subsidiary of Aetna. The mergers will not be completed and the merger consideration will not be paid unless Humana stockholders adopt the merger agreement and Aetna shareholders approve the stock issuance. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the mergers. For additional information about the merger, see “The Merger Agreement—Structure of the Mergers” and “The Merger Agreement—Merger Consideration” beginning on pages 157 and 158, respectively, of this joint proxy statement/prospectus.

Upon completion of the merger, each share of Humana common stock will be converted into the right to receive $125.00 in cash, without interest, and 0.8375 of an Aetna common share. Based on the number of shares of Humana common stock (including the number of shares underlying Humana RSUs and PSUs) outstanding as of August 25, 2015, the most recent practicable date for which such information was available, Aetna expects to issue approximately 127.0 million Aetna common shares to Humana stockholders pursuant to the merger. The actual number of Aetna common shares to be issued pursuant to the merger will be determined at completion of the merger based on the exchange ratio of 0.8375 and the number of shares of Humana common stock (including the number of shares underlying Humana RSUs and PSUs) outstanding at such time. Based on the number of shares of Humana common stock (including the number of shares underlying Humana RSUs and PSUs) outstanding as of August 25, 2015, and the number of Aetna common shares outstanding as of August 25, 2015, the most recent practicable date for which such information was available, it is expected that, immediately after completion of the merger, former Humana stockholders will own approximately 27% of the outstanding Aetna common shares.

Background of the Mergers

As part of the ongoing review of their respective companies’ businesses, the boards of directors and management of each of Humana and Aetna regularly evaluate their respective companies’ historical performance, future growth prospects and overall strategic objectives, and consider potential opportunities to enhance stockholder value. For each company, these reviews have included consideration of various potential strategic alternatives, including potential business combination transactions, and the potential benefits and risks of such transactions in light of, among other things, industry developments in the managed care industry and each company’s competitive position in the industry.

During the course of the reviews by Humana’s board of directors described above, at various meetings of the Humana board over the last several years, the board discussed, among other things, discussions that Bruce D. Broussard, the President and Chief Executive Officer of Humana, had, from time to time, with the chief executive officers of other managed care companies, including Mark T. Bertolini, the Chairman and Chief Executive Officer of Aetna. The topics of these conversations included, among other things, developments in the managed care industry and potential industry consolidation and, from time to time, the prospect of Humana combining with their respective companies. During the course of the board’s discussions of potential industry consolidation, the board discussed various factors that could lead to consolidation, including continued shifts in health insurance products to retail-based offerings (and attendant emphasis on wellness and preventative offerings), potential long-term policy changes regarding value-based reimbursement of providers for health care services, the need for enhanced technology to meet industry changes, increased emphasis on clinical capabilities for population health management, increased regulation and favorable interest rates.

On October 23, 2014, Mr. Broussard and Mr. Brian A. Kane, Senior Vice President and Chief Financial Officer of Humana, met with the chief executive officer and the chief financial officer of another managed care company (which is referred to in this joint proxy statement/prospectus as Party X) in New Jersey, and discussed recent developments in the managed care industry and potential industry consolidation, including the prospect of Humana combining with Party X.

On December 14, 2014, during a regular meeting of Humana’s board of directors held in Louisville, Kentucky, representatives of Goldman Sachs, financial advisor to Humana, discussed with the board an overview of the managed care industry and various industry scenarios, including potential strategic transactions that managed care companies might consider, as well as the environment for industry consolidation given regulatory developments and stockholder sentiment.

During the course of the reviews by the Aetna board of directors described above, at various meetings of the Aetna board over the last several years, the board discussed, among other things, discussions that Mr. Bertolini had, from time to time, with the chief executive officers of other managed care companies. The topics of these conversations included, among other things, developments in the managed care industry and potential industry consolidation and, in the case of conversations with the chief executive officer of one managed care company (which is referred to in this joint proxy statement/prospectus as Party A), from time to time starting in August 2014, Party A’s interest in discussing a potential acquisition of Aetna. The Aetna board considered Party A’s interest at various meetings of the Aetna board, including a meeting on January 14, 2015, following Party A’s delivery of a non-binding proposal to acquire Aetna for $104 per share for a mix of cash and stock. At that meeting, the Aetna board, together with Aetna’s senior management and financial and legal advisors, noted that the price proposed by Party A was not at an attractive level, and that such expression of interest did not address the significant regulatory and other risks of completing a potential transaction with Party A. Accordingly, the board concluded that it was not in the best interests of Aetna’s shareholders to engage in discussions with Party A regarding a potential transaction at that time. The board did conclude, however, that in light of a range of developments in the managed care industry, it would be appropriate for management to consider its strategic alternatives in depth over the course of the coming months.

On January 19, 2015, Mr. Kane and the chief financial officer of Party X met in Louisville, Kentucky and discussed recent developments in the managed care industry and potential industry consolidation, including the prospect of Humana combining with Party X.

On March 4, 2015, Mr. Broussard met with the chief executive officer of another managed care company (which is referred to in this joint proxy statement/prospectus as Party Y) in Washington, D.C. During this meeting, Mr. Broussard and the chief executive officer of Party Y discussed a variety of topics, including recent developments in the managed care industry and potential industry consolidation, including the prospect of Humana combining with Party Y.

On March 9, 2015, the chief executive officer of Party X called Mr. Broussard to discuss a variety of topics, including recent developments in the managed care industry and potential industry consolidation, including the prospect of Humana combining with Party X.

On March 10, 2015, Mr. Bertolini contacted Mr. Broussard to invite him to a meeting on March 28, 2015. Mr. Bertolini did not specify what topics he proposed to discuss at the meeting.

On March 22, 2015, after the telephonic meeting of Humana’s board of directors at which the sale of Humana’s Concentra subsidiary was approved, Humana’s board of directors held a telephonic executive session of the board, at which Mr. Broussard updated the board on his recent discussions with the chief executive officers of Parties X and Y and informed the board of the invitation that he had received from Mr. Bertolini to meet in person during the following weekend, including that Mr. Bertolini had not indicated what topics he proposed to discuss at the meeting. The board authorized Mr. Broussard to proceed with the meeting with Mr. Bertolini and authorized additional discussions with the chief executive officers of Party X and Party Y.

On March 24, 2015, Mr. Broussard met with the chief executive officer of Party Y in Washington, D.C. During this meeting, Mr. Broussard and the chief executive officer of Party Y discussed a variety of topics, including recent developments in the managed care industry and potential industry consolidation, how industry consolidation may affect transformation in the industry toward improved population health management, consumer focus and value-based reimbursements, the prospect of Humana combining with Party Y and the ability of Humana to be a substantial part of the key operations of a combined company with Party Y.

On March 25, 2015, Mr. Broussard met with the chief executive officer of Party X in Washington D.C. During this meeting, Mr. Broussard and the chief executive officer of Party X discussed a variety of topics, including recent developments in the managed care industry and potential industry consolidation, how industry consolidation may affect transformation in the industry toward improved population health management, consumer focus and value-based reimbursements, the prospect of Humana combining with Party X and the ability of Humana to be a substantial part of the key operations of a combined company with Party X.

On March 28, 2015, Mr. Broussard met with Mr. Bertolini in Newport, Rhode Island. During this meeting, Messrs. Bertolini and Broussard discussed a variety of topics, including recent developments in the managed care industry and potential industry consolidation, how industry consolidation may affect transformation in the industry toward improved population health management, consumer focus and value-based reimbursements, the prospect of Humana combining with Aetna and the ability of Humana to be a substantial part of the key operations of a combined company with Aetna. In the context of this discussion, Mr. Bertolini raised the possibility of a potential strategic transaction between Aetna and Humana, and indicated that Aetna would consider submitting an indication of interest to Humana if Humana would be willing to consider such a proposal. Mr. Broussard advised Mr. Bertolini that Humana had a favorable outlook on its prospects as a stand-alone public company, and he informed Mr. Bertolini that he would have to discuss the matter with Humana’s board of directors before providing a response. Mr. Broussard indicated that he would raise the subject of Aetna’s approach for discussion at the next regularly scheduled meeting of the Humana board of directors, which was scheduled for mid-April. Mr. Bertolini indicated the Aetna board also had a regularly scheduled meeting in mid-April, at which he expected the Aetna board to discuss a potential strategic transaction with Humana. Recognizing that both companies were scheduled to announce their earnings for the first quarter of 2015 in late April, Mr. Broussard and Mr. Bertolini discussed resuming discussions after their respective regularly scheduled board meetings and earnings announcements.

On April 7, 2015, Humana’s board of directors held a telephonic meeting, at which members of Humana’s management discussed with the board various factors that could lead to industry consolidation. At that meeting, Mr. Broussard advised the board of the recent conversations he had had with the chief executive officers of other managed care companies regarding the potential for industry consolidation, including the March 28 meeting with Mr. Bertolini. The board requested that, at future board meetings, management provide it with additional information regarding potential industry consolidation and the contributing factors. The board determined to continue at its next regularly scheduled meeting on April 16, 2015 its discussion of Mr. Bertolini’s indication that Aetna would consider making a proposal to Humana.

On April 13, 2015, the Aetna board of directors held a regularly scheduled meeting in New York, New York, which was attended by Aetna’s senior management and representatives of Davis Polk & Wardwell LLP, which is referred to in this joint proxy statement/prospectus as Davis Polk, Aetna’s outside legal counsel, Jones Day, Aetna’s outside antitrust counsel, and Simpson Thacher & Bartlett LLP, which is referred to in this joint proxy statement/prospectus as Simpson Thacher, outside legal counsel to the non-management members of the Aetna board. At the meeting, the Aetna board discussed, among other things, Mr. Bertolini’s March 28, 2015 meeting with Mr. Broussard, a potential strategic transaction with Humana, including the regulatory aspects of any such transaction, potential industry consolidation and potential strategic alternatives that Aetna might pursue. Following discussion of such matters, the Aetna board of directors concluded that it would be appropriate for management to continue discussions with Humana regarding a potential strategic transaction between Aetna and Humana.

On April 16, 2015, Humana’s board of directors held a regularly scheduled meeting in Atlanta, Georgia, at which members of Humana’s management made presentations to the board regarding potential industry consolidation, including the views expressed by a certain Humana stockholder regarding Humana’s potential involvement in industry consolidation. Christopher M. Todoroff, Senior Vice President and General Counsel of Humana, reviewed with the board the directors’ fiduciary duties in connection with considering the possibility of exploring potential business combination transactions. At the meeting, the board discussed Humana’s strategy objectives in light of potential industry changes and possible consolidation, including Humana’s prospects as a stand-alone public company. Humana’s board of directors requested that, at an upcoming meeting of the board, management and the Company’s outside financial and legal advisors discuss with the board Humana’s potential involvement in industry consolidation as opposed to Humana continuing as a stand-alone public company. The board also discussed Mr. Bertolini’s indication to Mr. Broussard that Aetna would consider making a proposal, but the Humana board determined not to pursue this overture at that time.

On April 25, 2015, at the request of the chief executive officer of Party X, Mr. Broussard met with the chief executive officer of Party X in Washington, D.C. At the meeting, Party X’s chief executive officer delivered to Mr. Broussard a letter containing a non-binding indication of interest on the part of Party X to acquire all of Humana’s outstanding shares for $230 per share (to be paid approximately one-half in cash and one-half in Party X’s common stock). The indication of interest was subject to, among other things, due diligence and negotiation of definitive transaction documents.

On April 27, 2015, Humana’s board of directors held a telephonic meeting. Members of Humana’s management and representatives of Goldman Sachs and Fried, Frank, Harris, Shriver & Jacobson LLP, which is referred to in this joint proxy statement/prospectus as Fried Frank, Humana’s outside legal counsel, participated in the meeting. At the meeting, the board and management discussed Party X’s letter and the terms of its indication of interest. Representatives of Goldman Sachs provided the board with an overview of Party X. In addition, representatives of Fried Frank advised the board regarding its fiduciary duties in the context of Party X’s unsolicited letter. Following discussions, Humana’s board of directors decided to meet in person later in the week to further consider Party X’s letter and further discuss Humana’s potential involvement in industry consolidation and Humana’s prospects as a stand-alone public company.

On April 30, 2015, Humana’s board of directors held a meeting in Chicago, Illinois. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated in the meeting. At the meeting, members of Humana’s management discussed with the board Humana’s financial condition and operations and provided, among other things, a comparison of Humana with other managed care companies. The board and management then engaged in an extensive discussion regarding the potential impact of industry trends on Humana’s business prospects, including the impact of potential industry consolidation. Members of Humana’s management and representatives of Goldman Sachs also provided additional details of Party X’s offer, and representatives of Fried Frank advised the board regarding its fiduciary duties in the context of exploring potential business combination transactions. After discussion, the board determined that further analysis and consideration would be needed prior to engaging in any discussions with Party X or any other third party regarding a potential transaction, including Humana’s prospects as a stand-alone public company. The board instructed Mr. Broussard to advise Party X’s chief executive officer that Humana’s board of directors was considering Party X’s letter, and that a response would be forthcoming by the middle to end of May. Mr. Broussard telephonically communicated this message to Party X’s chief executive officer following the meeting.

On May 1, 2015 and again on May 8, 2015, the chief executive officer of Party X called Mr. Broussard regarding the Humana board’s response to his company’s indication of interest letter and next steps.

On May 4, 2015, Messrs. Bertolini and Broussard had a telephonic conversation regarding the Humana board’s response to Mr. Bertolini’s indication that Aetna would consider submitting a proposal and next steps. On the call, Mr. Broussard informed Mr. Bertolini that the Humana board had determined that, due to various circumstances which Mr. Broussard declined to elaborate on, the Humana board was not prepared to discuss a potential strategic transaction with Aetna further at that time. However, Mr. Broussard told Mr. Bertolini that he expected to be in a position to discuss such matters with Aetna in the next few weeks, and indicated that he would contact Mr. Bertolini if and when the Humana board decided to approve his engagement in such discussions.

On May 11, 2015, Humana’s board of directors held a telephonic meeting. At the meeting, members of Humana’s management discussed with the board Humana’s financial and operating results.

On May 13, 2015, Humana’s board of directors held a meeting at the New York offices of Fried Frank. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated in the meeting. At the meeting, members of Humana’s management discussed with the board Humana’s stand-alone strategic plan as well as Humana management’s financial forecasts for Humana. Representatives of Goldman Sachs presented to the board a preliminary financial analysis of Party X’s offer, including a comparison of the financial condition of Humana and Party X, potential synergies in a combination of Humana and Party X, and a pro forma valuation of the companies on a combined basis. Representatives of Goldman Sachs also discussed with the board strategic alternatives potentially available to Humana, including remaining as a stand-alone public company and combinations with other managed care companies. Representatives of Goldman Sachs discussed with the board potential scenarios for consolidation in the managed care industry and its preliminary financial analysis of Humana. The board discussed the advantages and disadvantages of Humana exploring strategic alternatives with Party X, Aetna and other managed care companies as opposed to continuing to operate as a stand-alone public company. The board decided to continue these discussions at the board meeting to be held on May 19, 2015.

On May 19, 2015, Humana’s board of directors held a meeting at the New York offices of Fried Frank. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated in the meeting. At the meeting, members of Humana’s management updated the board regarding Humana’s financial and operating results. Representatives of Goldman Sachs discussed with the board (i) a potential business combination with each of Aetna, Party X and Party Y, as well as the ability of each of the companies to make an attractive transaction proposal to acquire Humana and complete a transaction with Humana, and (ii) a process through which Humana could explore potential acquisition transactions with those three companies if Humana’s board of directors determined to do so. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank also discussed various other potential counterparties for a potential transaction with Humana. Following discussion, the board, although making no decision as to whether to engage in a sale process, authorized Humana’s management to communicate to Party X that Humana was not prepared to accept the proposed terms reflected in its April 25 letter, but at the same time to communicate to Aetna and Parties X and Y that Humana’s board of directors was considering whether to explore a potential transaction and, in that connection, was prepared to share with each party limited, non-public financial information regarding Humana and receive a preliminary indication of interest from each party regarding a potential transaction with Humana. A representative of Fried Frank discussed with the board potential terms of non-disclosure and standstill agreements (each of which is referred to in this joint proxy statement/prospectus as an NDA) that Humana would seek to enter into with those companies prior to sharing such information.

Following the May 19, 2015 meeting of Humana’s board of directors, Mr. Broussard contacted Mr. Bertolini and the chief executive officers of Parties X and Y. On each call, Mr. Broussard communicated that Humana’s board of directors was considering whether to explore a potential transaction and, in that connection, (i) he was authorized to determine that party’s interest in a possible transaction with Humana, (ii) Humana was prepared to expeditiously enter into an NDA with that party if it was interested in pursuing a potential transaction with Humana, (iii) following execution of an NDA, Humana would share limited, non-public financial information with that party, and would schedule management meetings to take place in New York City during the week of May 25, 2015, and (iv) Humana would ask the party to submit a preliminary indication of interest by June 5, 2015. In addition, Mr. Broussard communicated to Party X’s chief executive officer that Humana was not prepared to accept Party X’s proposal as reflected in its April 25 letter. Goldman Sachs also held telephonic conversations with the financial advisors of Aetna, Party X and Party Y to further discuss the process.

From May 20, 2015 through May 24, 2015, Humana and its advisors negotiated and entered into NDAs with each of Aetna, Party X and Party Y. Each of the NDAs contained an 18-month standstill provision (subject to customary exceptions). The NDAs do not currently restrict Party X or Party Y from making a confidential proposal to Humana’s board regarding a possible business combination with Humana.

On May 27, 2015, at Humana management’s direction, Goldman Sachs began providing limited, non-public financial information regarding Humana to Aetna, Party X and Party Y.

On May 28, 2015, members of Humana’s management and representatives of Goldman Sachs met with members of Party Y’s management and representatives of Party Y’s financial advisor at the New York offices of Fried Frank, at which meeting Humana’s management gave a presentation regarding Humana’s strategy, financial condition and operations. Also on May 28, 2015, Mr. Broussard had a telephone conversation with the chief executive officer of Party Y (who did not attend the management meeting) to discuss the process and the potential of Party Y submitting a preliminary indication of interest.

On May 29, 2015, members of Humana’s management and representatives of Goldman Sachs met separately at the New York offices of Goldman Sachs with each of (i) members of Aetna’s management and its financial advisors and (ii) members of Party X’s management and its financial advisor. At each of the meetings, Humana’s management gave a presentation regarding Humana’s strategy, financial condition and operations.

In addition, during trading hours on May 29, 2015, the Wall Street Journal reported that, based upon rumors, Humana was exploring a possible sale transaction. Humana’s stock closed at $214.65 per share on May 29, 2015, an increase of approximately 20% from its closing price of $178.41 per share on May 28, 2015.

On May 29, 2015, Humana’s board of directors held a telephonic meeting in which members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated. At the meeting, the board discussed the Wall Street Journal report. In addition, representatives of management and Goldman Sachs briefed the board on the management meetings with Aetna and Parties X and Y and discussed next steps in the process.

Over the next few days, members of Humana’s management and Goldman Sachs had several telephonic conversations with each of (i) members of Aetna’s management and its financial advisor, (ii) members of Party X’s management and its financial advisor and (iii) members of Party Y’s management and its financial advisor, in each case to discuss various due diligence topics, including the Humana projections (as defined below). See the section titled “—Unaudited Prospective Financial Information—Humana Projections” beginning on page 138 of this joint proxy statement/prospectus for a summary of the Humana projections.

On June 2, 2015, the chief executive officer of Party Y called Mr. Broussard to discuss the potential of Party Y submitting a preliminary indication of interest.

On June 4, 2015, the Aetna board of directors held a telephonic meeting, which was attended by Aetna’s senior management and representatives of Davis Polk, Jones Day and Simpson Thacher. At the meeting, the board received an update from management on, and discussed the status of, discussions with Humana regarding a potential strategic transaction, and also discussed potential industry consolidation. Following discussion of such matters, the board authorized management to submit a preliminary, non-binding indication of interest regarding a potential strategic transaction with Humana at or prior to the June 5 deadline in Humana’s process.

On June 4, 2015, Humana’s preliminary review of its May 2015 claims data indicated the need for further analysis of the adequacy of its individual Medicare Advantage Part C Incurred But Not Reported medical reserves (which are referred to in this joint proxy statement/prospectus as IBNR reserves). In light of this analysis, and after consulting with Kurt J. Hilzinger, the Chairman of Humana’s board of directors, and other board members, representatives of Goldman Sachs and Fried Frank, Humana’s management decided to delay the June 5 deadline for submission of indications of interests previously communicated to Aetna and Parties X and Y, and to temporarily suspend its exploration of a potential transaction until Humana could complete its analysis of its claims data. Accordingly, Goldman Sachs contacted the financial advisors of each of Aetna and Parties X and Y to inform them that the deadline had been delayed and that further information would be forthcoming concerning resumption of the process. Mr. Broussard also contacted Mr. Bertolini and the chief executive officers of Parties X and Y to communicate the same message.

On June 5, 2015, Humana’s board of directors held a telephonic meeting. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated in the meeting. At the meeting, members of Humana’s management discussed with the board the recent claims data, the potential impact on Humana’s IBNR reserves, the delay to the deadline for indications of interest and the temporary suspension of the exploratory process. Representatives of Goldman Sachs also discussed with the board the process to date, including due diligence discussions with each of Aetna and Parties X and Y.

On June 12, 2015, Humana’s board of directors held a telephonic meeting. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated in the meeting. At the meeting, members of Humana’s management discussed with the board management’s review of the claims data and its determination that Humana’s IBNR reserves were adequate, including the engagement by Humana of an independent actuarial and consulting firm that concurred with Humana’s management in that determination. The board also discussed the potential timeline for the resumption of the exploratory process with Aetna and Parties X and Y. The board then authorized Humana’s management to resume that exploratory process.

On June 14, 2015, the chief executive officer of Party X called Mr. Broussard to discuss the status of the process. Mr. Broussard advised Party X’s chief executive officer that he should expect to hear back from Humana shortly.

On June 15, 2015, Messrs. Bertolini and Broussard had a telephonic conversation to discuss the status of the process. Mr. Broussard advised Mr. Bertolini that he should expect to hear back from Humana shortly. Later that day, the Aetna board of directors held a telephonic meeting, which was attended by Aetna’s senior management and representatives of Davis Polk and Simpson Thacher. At the meeting, the board considered a non-binding expression of interest provided by Party A on June 12, 2015 concerning a potential acquisition of Aetna. The Aetna board noted in particular that Party A had not addressed the regulatory and related risks of a potential transaction with Aetna in any meaningful respect. The board also noted that, although Party A had indicated that it would be willing to pay a significant market based premium, it had not proposed a specific price or premium.

Despite the absence of a specific proposal, and the failure to address regulatory and related risks, the Aetna board concluded that it would be appropriate to consider Party A’s expression of interest in more detail at a later meeting, and instructed Aetna senior management and its advisors to present at such meeting an analysis of the range of proposals that Party A might make with respect to a potential transaction with Aetna. At the June 15, 2015 meeting, the Aetna board also received an update from Mr. Bertolini on his call with Mr. Broussard earlier that day, and discussed other matters concerning the status of a potential strategic transaction between Aetna and Humana and potential industry consolidation.

On June 16, 2015, representatives of Goldman Sachs had telephonic conversations with the financial advisors of each of Aetna and Parties X and Y. On each call, Goldman Sachs informed the financial advisors that Humana was prepared to resume its exploration of a potential transaction, and further discussed the reasons why Humana had temporarily suspended the process. On its calls with Aetna and Party X’s financial advisors, Goldman Sachs communicated that Humana management was prepared to discuss with them the following day the outcome of Humana’s review of its IBNR reserves. Goldman Sachs also indicated that each party should be prepared to submit written indications of interest no later than June 24, 2015. On its call with Party Y’s financial advisors, Goldman Sachs communicated that Humana was reluctant to have further discussions with Party Y as part of its exploratory process in light of public reports that Party Y had made a proposal to acquire Party X that would, if consummated, preclude Party Y from acquiring Humana, but would include Party Y in the process if Party Y provided assurances that it was, in fact, committed to evaluating a potential transaction with Humana.

On June 16, 2015, following the calls by Goldman Sachs, Mr. Broussard spoke with Mr. Bertolini and the chief executive officers of each of Party X and Party Y regarding the resumption of the process. The chief executive officer of Party Y reiterated to Mr. Broussard that Party Y was still interested in a potential transaction with Humana, but that he was not prepared to discuss any specifics of Party Y’s publicly reported proposal to acquire Party X. In light of the fact that the chief executive officer of Party Y could not provide Humana comfort that it was not pursuing an alternative transaction that would limit Party Y’s ability to enter into a transaction with Humana, Mr. Broussard communicated that Humana was not prepared at that time to engage in further due diligence with Party Y. Later in the day on June 16, 2015, Mr. Bertolini called Mr. Broussard and communicated Aetna’s interest in acquiring Humana at price of $225 per share, payable partly in cash and partly in stock. Mr. Broussard indicated that he did not believe that the Humana board of directors would consider a price of $225 per share to be sufficient, noting that the Humana board had determined not to pursue a recent offer from another party at a higher price. On his call with the chief executive officer of Party X, Mr. Broussard and Party X’s chief executive officer also discussed rumors that had been publicly reported that Party X had received an acquisition proposal from Party Y. Party X’s chief executive officer indicated that Party X continued to be interested in pursuing a transaction with Humana.

On June 17, 2015, members of Humana’s management had calls with the management of Aetna and Party X to discuss Humana’s review of its IBNR reserves. In addition, on June 17, 2015, Mr. Broussard and Mr. Bertolini had a telephonic conversation during which they discussed Aetna’s interest in a potential transaction with Humana as well as other industry developments, as well as the rumors that had been publicly reported concerning Party A’s interest in acquiring Aetna. Goldman Sachs also had a telephonic conversation with Citi, financial advisor to Aetna, on June 17, 2015 to discuss the process with respect to Aetna.

On June 18, 2015, Mr. Broussard and Mr. Bertolini had a telephonic conversation, during which Mr. Broussard reiterated his belief that a price of $225 per share would not be considered sufficient by the Humana board. Later in the day on June 18, 2015, Humana received a letter from Aetna containing a non-binding indication of interest to acquire all of Humana’s outstanding shares for $230 per share, consisting of approximately 47% in Aetna stock and the remainder in cash, with the stock component of the consideration fixed based on the exchange ratio implied by the 10-day volume weighted average price per Aetna common share as of June 12, 2015 of $117.42. The letter stated that Aetna would be prepared to agree to use reasonable best efforts to obtain the required regulatory approvals for the potential transaction, up to a material adverse effect standard (i.e., as long as such efforts would not have a material adverse effect). The letter also indicated that

Aetna was prepared to complete its due diligence and, subject to satisfactory completion of diligence, negotiation of a mutually satisfactory merger agreement and the final approval of its board, enter into a merger agreement within 10 days.

On June 19, 2015, Humana’s board of directors held a telephonic meeting. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated in the meeting. At the meeting, representatives of Goldman Sachs discussed with the board (i) the process to date with Aetna and Parties X and Y, (ii) potential consolidation within the managed care industry, and (iii) the terms of Aetna’s proposal. The board also discussed the possibility of another managed care company making an offer to acquire Aetna in light of market rumors that Party A had contacted Aetna with respect to a potential transaction. The board and its advisors discussed possible terms that could be included in a merger agreement with Aetna or Party X or Y to address this possibility. Following discussion with Goldman Sachs, Fried Frank and members of Humana’s management, the board determined that Humana should respond to Aetna’s letter by communicating to Aetna a proposed purchase price of $240 per share. At the request of the board, Mr. Broussard left the board meeting temporarily to communicate this response by telephone to Mr. Bertolini. Mr. Bertolini advised Mr. Broussard that he would need to discuss the matter with Aetna’s board of directors. Also at the meeting, the Humana board formed a transaction committee, consisting of Messrs. Broussard, Hilzinger, Frank A. D’Amelio, and David A. Jones, Jr. (which is referred to in this joint proxy statement/prospectus as the Humana transaction committee), to oversee the negotiation of, and advise the Humana board on, aspects of the transaction process. The other directors were advised that they would be invited to participate in all meetings of the Humana transaction committee. A majority of the other directors participated in each of the eight transaction committee meetings described below.

In addition, on June 19, 2015, Goldman Sachs had a telephonic conversation with Citi to further discuss Humana’s response to Aetna’s proposal, including Humana’s counter-proposal (i) of $240 per share, and (ii) that the merger agreement contain appropriate deal protection provisions. On the same day, Fried Frank held a telephonic meeting with Davis Polk to discuss deal protection provisions that could potentially be included in the merger agreement.

On June 20, 2015, Mr. Bertolini called Mr. Broussard to inform him that he had conveyed Humana’s counter-proposal of $240 per share to Aetna’s board of directors and that Aetna was not prepared to commit to any increase in the price indicated in Aetna’s June 18 offer. On the call, Messrs. Broussard and Bertolini agreed that their respective teams would engage in due diligence (including reverse due diligence by Humana on Aetna) on an expedited basis consistent with the ten-day time frame included in Aetna’s June 18 letter and Mr. Broussard advised Mr. Bertolini that Fried Frank would shortly send a draft merger agreement to Davis Polk. Messrs. Broussard and Bertolini agreed to defer any further discussion of the purchase price until due diligence was substantially completed.

On June 20, 2015, Party Y publicly confirmed that it had made offers to acquire Party X.

On June 20, 2015, the Humana transaction committee held a telephonic meeting, at which representatives of Goldman Sachs and Fried Frank participated. At the meeting, representatives of Fried Frank discussed with the committee the proposed terms of a draft merger agreement, which the committee approved to be sent to Aetna. Later in the day on June 20, 2015, Fried Frank delivered an initial draft of the merger agreement to Davis Polk, which provided (i) a “hell or high water” standard (i.e., an obligation of Aetna to take any and all actions required) for obtaining required regulatory approvals for the transaction, (ii) a right of Humana to terminate the merger agreement to enter into a superior proposal, (iii) a “force the vote” provision (i.e., a requirement to submit the adoption of the merger agreement or the approval of the stock issuance, as applicable, to a stockholder vote, and no right to terminate the merger agreement, even if a superior proposal were received) applicable to Aetna only, (iv) termination fees in unspecified amounts (A) payable by Humana in the event of (1) Humana’s termination of the merger agreement to enter into a superior proposal, (2) Aetna’s termination following a change of the Humana board’s recommendation in favor of the merger or (3) either party’s termination in certain circumstances if Humana’s stockholders fail to adopt the merger agreement following a public acquisition proposal for Humana (which fee is referred to in this section of this joint proxy statement/prospectus as the Humana termination fee), and (B) payable by Aetna in the event of (1) Humana’s termination of the merger agreement following a change of the Aetna board’s recommendation in favor of the stock issuance or (2) either party’s termination in certain circumstances if Aetna’s shareholders fail to approve the stock issuance following a public acquisition proposal for Aetna (which fee is referred to in this section of this joint proxy statement/prospectus as the Aetna termination fee) and (v) certain provisions that would limit Aetna’s rights to terminate the merger agreement if, among other things, Aetna shareholders fail to approve a transaction in the event that Aetna received an acquisition proposal from an industry participant.

On June 21, 2015, Mr. Broussard spoke with the chief executive officer of Party X, who informed Mr. Broussard that Party X still expected to submit an indication of interest on Wednesday, June 24, 2015.

On June 21, 2015, the Aetna board of directors held a telephonic meeting, which was attended by Aetna’s senior management and representatives of Davis Polk, Jones Day and Simpson Thacher. At the meeting, the board received an update from management on, and discussed the status of, discussions with Humana regarding a potential strategic transaction, and also discussed potential industry consolidation. Following discussion of such matters, the board concluded that it would be appropriate for management to continue discussions with Humana regarding a potential strategic transaction between Aetna and Humana.

During the week of June 22, 2015, the management and operational personnel of Humana and Aetna met at Fried Frank’s New York offices for due diligence meetings. During this period, in furtherance of Aetna’s due diligence review of Humana as well as Humana’s due diligence review of Aetna, the two parties held over 40 in person or telephonic due diligence sessions attended by a significant number of employees from each company, covering a variety of financial and operational matters. During this timeframe, each of Humana and Aetna also made available to the management and operational personnel of the other party and its advisors an electronic dataroom containing certain non-public financial, legal and other information of such party. Aetna also engaged an independent actuarial and consulting firm to provide an independent evaluation of Humana’s 2016 Medicare Advantage Part C and Part D bids, including an evaluation of baseline experience and Humana’s IBNR reserves.

On June 22, 2015, Fried Frank and Davis Polk had a telephonic conversation to discuss certain terms of the merger agreement, including that Aetna would not be willing to accept (i) a “hell or high water” standard for obtaining required regulatory approvals for the proposed transaction, (ii) provisions that would limit Aetna’s rights to terminate the merger agreement if Aetna shareholders fail to approve a transaction or (iii) any asymmetrical “force the vote” provisions, termination fees or other related provisions (which are referred to in this section of this joint proxy statement/prospectus as deal protection provisions) in the merger agreement.

On June 22, 2015, the Humana transaction committee held a telephonic meeting, at which representatives of Goldman Sachs and Fried Frank participated. At the meeting, members of Humana’s management and representatives of Goldman Sachs discussed recent developments in the managed care industry, including with respect to potential consolidation scenarios, and updated the committee regarding the day’s events, including Humana’s discussions with Aetna. The committee also discussed and approved Humana’s formal engagement of Goldman Sachs as its financial advisor in connection with a potential business combination. In that connection, Goldman Sachs discussed with the committee certain of Goldman Sachs’ prior relationships with Aetna and Parties X and Y. Later on that same day, Fried Frank had a telephonic conversation with Davis Polk to discuss the terms of the merger agreement.

On June 23, 2015, Messrs. Broussard and Bertolini met in New York to discuss the potential transaction. Later in the day, Davis Polk delivered a revised draft of the merger agreement to Fried Frank with terms consistent with the telephone discussion held on June 22, 2015, including an obligation of Aetna to use reasonable best efforts to obtain required regulatory approvals for the proposed transaction, up to a material adverse effect standard determined by reference to a company the size of Humana.

On June 23, 2015, the Humana transaction committee held a telephonic meeting, at which representatives of Goldman Sachs and Fried Frank participated. At the meeting, members of Humana’s management and representatives of Goldman Sachs updated the committee regarding the day’s events, including Humana’s discussions with Aetna. Representatives of Fried Frank also discussed with the committee Davis Polk’s response to the merger agreement, including the deal protection provisions applicable to Aetna, and Aetna’s proposed contractual commitment with respect to obtaining required regulatory approvals for the proposed transaction.

On June 24, 2015, Messrs. Hilzinger and Bertolini had a telephonic conversation during which they discussed a potential commitment by Aetna to maintain certain operations of the combined company in Louisville, Kentucky, and the potential addition of Humana directors to the Aetna board of directors, in each case following completion of any transaction. On the same day, Fried Frank and Davis Polk held a meeting at Davis Polk’s office in New York to negotiate terms of the merger agreement.

On June 24, 2015, Humana received a letter from Party X containing a non-binding indication of interest to acquire all of Humana’s outstanding shares for $225 per share. Following receipt of this letter, Goldman Sachs had a telephonic conversation with Party X’s financial advisor to further discuss the terms of Party X’s proposal. As part of this discussion, Goldman Sachs communicated to Party X that, in light of the public reports that Party X had been approached by Party Y with respect to a transaction, Humana would be willing to explore a potential transaction with Party X if Party X would present Humana with a proposed transaction that did not require approval by Party X’s stockholders. Later that day, the Humana transaction committee held a telephonic meeting, at which representatives of Goldman Sachs and Fried Frank participated, to discuss Party X’s letter and to update the committee on the day’s events.

On June 25, 2015, Goldman Sachs held a meeting with Citi to communicate Humana’s counter-proposal to Aetna: (i) a purchase price of $240 per share, (ii) a Humana termination fee equal to 3.25% of the transaction value, (iii) an Aetna termination fee equal to 7% of Aetna’s equity value and (iv) a stronger contractual commitment by Aetna to obtain required regulatory approvals for the proposed transaction. Following the call, Fried Frank delivered a revised draft of the merger agreement to Davis Polk reflecting these terms, including a right of Humana to terminate the merger agreement to enter into a superior proposal, a “force the vote” provision applicable to Aetna only and an obligation of Aetna to use reasonable best efforts to obtain required regulatory approvals for the proposed transaction, up to a material adverse effect standard determined by reference to the combined company. Later that day, while the board meeting described below was in progress, Mr. Shawn M. Guertin, Aetna’s Chief Financial Officer, Chief Enterprise Risk Officer and Executive Vice President, called Mr. Kane to reject Humana’s counter-proposal. In addition, on the same date following the board meeting described below, Mr. Bertolini communicated to Mr. Broussard that, given Humana’s counter-proposal, Aetna intended to withdraw from the process. Following several telephonic communications between Messrs. Broussard and Bertolini, Mr. Bertolini agreed to continue negotiations with Humana, but Mr. Bertolini did not offer any specific counter-proposals with respect to the open points. Messrs. Kane and Guertin also had a telephonic discussion following such communications to discuss Humana’s counterproposal. In addition, on that same date, Goldman Sachs had two telephonic conversations with Party X’s financial advisor to further discuss Party X’s offer in advance of the Humana board meeting held later that evening, and Goldman Sachs also had a telephonic discussion with Party X’s financial advisor while the board meeting was in progress to discuss Party X’s offer.

On June 25 and June 26, 2015, Humana’s board of directors held meetings in New York. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank participated in the meetings. At the meetings, members of Humana’s management discussed with the Humana board the ongoing operations of Humana and also reported on the results of Humana’s due diligence review of Aetna. Representatives of Goldman Sachs discussed with the Humana board (i) the negotiations with Aetna to date, (ii) a preliminary financial review of the combined company, and (iii) a financial review of Humana as a stand-alone public company. Representatives of Fried Frank also discussed with the board its fiduciary duties and the proposed terms of the merger agreement based on negotiations with Aetna to date. In addition, on June 26, 2015, the non-executive members of Humana’s board of directors held an executive session of the board, at which representatives of Goldman Sachs and Fried Frank participated, to further discuss the matters discussed at the full board meeting.

On June 26, 2015, Aetna’s board of directors held a meeting in New York, New York, which was attended by Aetna’s senior management and representatives of Citi, Lazard (financial advisor to Aetna), Davis Polk, Jones Day and Simpson Thacher. At the meeting, the board received an update from Aetna management on, and discussed the status of, negotiations with Humana, discussed the financial and political aspects of a potential transaction with Humana with representatives of Citi, discussed the regulatory aspects of a potential transaction with its legal advisors and discussed potential industry consolidation in light of, among other things, Party Y’s recent public confirmation that it had made offers to acquire Party X. At this meeting, as requested by the Aetna board at its June 15, 2015 meeting referred to above, the board also received a presentation of Aetna senior management and its advisors relating to Party A’s most recent expression of interest in a potential acquisition of Aetna. During that presentation and the ensuing discussion, the Aetna board, together with Aetna’s senior management and its advisors, concluded that the regulatory and related risks of a potential transaction with Party A were significant, and noted that none of Party A’s expressions of interest had addressed such risks in any credible way. In addition, the Aetna board, together with Aetna’s senior management and advisors, noted that Party A had not proposed a specific price or premium in its most recent expression of interest, and the specific price that Party A had proposed in its prior expressions of interest had not been at an attractive level, including Party A’s offer on February 17, 2015 where Party A reiterated its $104 per share offer, which Party A indicated was full and fair value. However, in order to evaluate the prospect of Party A making a specific proposal, the Aetna board, together with Aetna’s senior management and financial advisors, considered the range of prices that it believed that Party A might pay in a potential acquisition of Aetna, and the other potential benefits of a potential transaction with Party A to Aetna’s shareholders. Taking into account these factors, the other facts and circumstances of Party A’s prior expressions of interest and the risk that engaging in discussions with Party A could disrupt or lead Humana to terminate discussions with Aetna regarding a potential transaction, the Aetna board concluded, as it had at earlier board meetings, that it was not in the best interests of Aetna’s shareholders to engage in discussions with Party A regarding a potential transaction, and that instead it would be appropriate for management to continue negotiations with Humana regarding a potential strategic transaction.

On June 27, 2015, members of Humana’s and Aetna’s management held several telephonic discussions to negotiate the terms of the transaction, and early on June 28, 2015, Davis Polk delivered a revised draft of the merger agreement to Fried Frank, including (i) a right of each party to terminate the merger agreement to enter into a superior proposal, (ii) a Humana termination fee of 3.25% of the transaction value, (iii) an Aetna termination fee of 3.25% of Aetna’s equity value and (iv) an obligation of Aetna to use reasonable best efforts to obtain required regulatory approvals for the proposed transaction, up to a material adverse effect standard determined by reference to a company the size of Aetna. During the course of the day and the following days, Aetna’s due diligence team reviewed the results that Humana had received from a recent, ordinary course CMS comprehensive audit of Humana’s Medicare Advantage Parts C and D plans.

Members of Humana’s and Aetna’s management continued discussions throughout the day on June 28, 2015. As part of those discussions, Aetna’s management communicated to Humana’s management that Aetna would not be willing to execute a merger agreement before CMS released its report on June 30, 2015 regarding risk adjustment and reinsurance settlement amounts for 2014 under its risk spreading premium stabilization programs established pursuant to the provisions in the Patient Protection and Affordable Care Act related to the 3R’s. During these discussions, members of Aetna’s management proposed (i) that Humana and Aetna have the benefit of symmetrical deal protection provisions in the merger agreement, as reflected in the draft of the merger agreement most recently delivered by Davis Polk to Fried Frank, (ii) the enhanced contractual commitment on the part of Aetna to obtain required regulatory approvals for the proposed transaction, as reflected in the draft of the merger agreement most recently delivered by Davis Polk to Fried Frank, (iii) a termination fee equal to $450 million, which would be payable by Aetna in the event the parties fail to obtain required regulatory approvals for the proposed transaction (which fee is referred to in this joint proxy statement/prospectus as the regulatory termination fee), and (iv) that the cash component of the purchase price be increased to $125 per share and the stock component of the purchase price be based on a fixed exchange ratio of 0.8250 of an Aetna common share, which reflected an implied value of approximately $105 per share, based on the 10-day volume weighted average price per Aetna common share as of such date, and would result in an implied purchase price of $230 per share.

On each of June 27 and June 28, 2015, the Humana transaction committee held a telephonic meeting, at which members of Humana’s management and representatives of Goldman Sachs, Fried Frank and Crowell & Moring LLP, Humana’s outside antitrust counsel (which is referred to in this joint proxy statement/prospectus as Crowell), participated. At these meetings, members of Humana’s management and representatives of Fried Frank updated the committee regarding the day’s events, including the negotiations with Aetna, and representatives of Crowell made a presentation to the committee regarding the likely antitrust regulatory review of the mergers. During the course of these days and the following days, Aetna’s due diligence team reviewed the results that Humana had received from a recent, ordinary course CMS comprehensive audit of Humana’s Medicare Advantage Parts C and D plans. On June 28, 2015, Mr. Kane spoke with representatives of Lazard to discuss the Humana projections.

On June 29, 2015, Fried Frank delivered a revised draft of the merger agreement to Davis Polk, which provided for (i) “force the vote” provisions applicable to each party, (ii) an Aetna termination fee equal to 4% of an amount equal to 130% of Aetna’s equity value, (iii) a Humana termination fee equal to 4% of the transaction value, (iv) an obligation of Aetna to use reasonable best efforts to obtain required regulatory approvals for the proposed transaction, up to a material adverse effect standard determined by reference to a company 150% of the size of Aetna, and (v) a regulatory termination fee equal to 7% of the transaction value. Later that day, Fried Frank and Davis Polk had a telephonic conversation to discuss the terms of the merger agreement.

In the early morning of June 30, 2015, Davis Polk delivered a revised draft of the merger agreement to Fried Frank, which provided for (i) an Aetna termination fee equal to 3.75% of Aetna’s equity value, (ii) a Humana termination fee equal to 3.75% of the transaction value, (iii) a revised contractual commitment on the part of Aetna to obtain required regulatory approvals for the proposed transaction, (iv) a regulatory termination fee equal to $450 million and (v) a new termination right for Aetna in the event that Humana became subject to CMS sanctions prior to completion of the mergers.

On June 30, 2015, members of Humana’s and Aetna’s management, along with representatives of Goldman Sachs, Fried Frank, Citi and Davis Polk, held a meeting at the New York offices of Davis Polk to negotiate the remaining material terms of the transaction. During a break in these discussions, the Humana transaction committee held a telephonic meeting at which Mr. Broussard updated the committee with respect to Humana’s management’s discussions with Aetna. Following the discussions, the parties agreed, subject to final approval by their respective boards of directors, on (i) symmetrical deal protection provisions, including “force the vote” provisions applicable to each party and termination fees as set forth in the last draft of the merger agreement delivered by Davis Polk to Fried Frank, (ii) an obligation of Aetna to use reasonable best efforts to obtain required regulatory approvals for the proposed transaction, up to a material adverse effect standard determined by reference to a company the size of Aetna, and (iii) a $1 billion regulatory termination fee. In a discussion between Messrs. Broussard and Bertolini, Mr. Broussard discussed Aetna’s proposal to change the cash and stock mix of the purchase price discussed above. Mr. Broussard expressed Humana’s view that Humana and Aetna should split the exchange ratio implied by Aetna’s June 18 letter and the revised exchange ratio proposed by Aetna on June 28, 2015, which would result in an implied purchase price of $235 per share, based on the price per share of Aetna common shares as of June 30, 2015. Mr. Bertolini rejected Mr. Broussard’s proposal, and following this rejection, and Mr. Broussard’s rejection of Aetna’s proposed termination right relating to CMS sanctions, Messrs. Broussard and Bertolini terminated discussions.

Later in the day on June 30, 2015, each of the Humana transaction committee and Humana’s full board of directors held telephonic meetings, at which members of Humana’s management and representatives of Fried Frank, Goldman Sachs and Crowell participated. At the meetings, members of Humana’s management and representatives of Fried Frank provided updates regarding the termination of negotiations with Aetna. Humana’s management also informed the board that as a result of the risk adjustment and reinsurance settlement amounts for 2014 applicable to certain of Humana’s commercial medical products announced by CMS earlier that day, Humana would be required to make certain adjustments to its estimated net receivables related to the 3R’s for both 2014 and 2015. Mr. Kane also called Mr. Guertin to inform him of the impact the CMS announcement would have on Humana.

Also later in the day on June 30, 2015, the Aetna board of directors held a meeting in New York, New York, which was attended by Aetna’s senior management and representatives of Citi, Lazard, Davis Polk, Jones Day and Simpson Thacher. At the meeting, the Aetna board received an update from management on and discussed the results of Aetna’s due diligence on Humana, certain terms of the potential transaction that had been negotiated and the termination of negotiations with Humana. On the same day and the following day, Aetna’s management reviewed the risk adjustment and reinsurance settlement amounts for 2014 announced by CMS on June 30, 2015 and the potential impact on Humana’s receivables related to the 3R’s for both 2014 and 2015.

On July 2, 2015, Citi called Goldman Sachs to indicate Aetna’s willingness to resume discussions on the basis of Aetna’s last proposal regarding the remaining material terms of the transaction. Throughout the day, Davis Polk, Fried Frank and members of Aetna’s and Humana’s management held several telephonic discussions regarding such terms, including Aetna’s proposed termination right in the event of CMS sanctions that are material and adverse to Humana. Throughout the day on July 2, 2015, Davis Polk and Fried Frank continued to exchange drafts of the merger agreement and attempted to finalize the remaining terms of the merger agreement, with the parties ultimately agreeing to include a condition to the completion of the mergers and a termination right relating to CMS sanctions that are material and adverse to Humana, as more fully described below in the section “The Merger Agreement—Conditions to Completion of the Mergers” and “The Merger Agreement—Termination of the Merger Agreement” beginning on pages 161 and 183, respectively, of this joint proxy statement/prospectus. In addition, at their respective clients’ direction, Goldman Sachs and Citi held a telephonic conversation to negotiate the exchange ratio for the stock component of the merger consideration to be paid to the Humana stockholders that resulted in an agreed upon per Humana share purchase price of $125.00 in cash and 0.8375 of an Aetna common share.

On July 2, 2015, Goldman Sachs and Party X’s financial advisor had a telephonic conversation to discuss Party X’s offer. Party X’s financial advisor indicated that Party X would be willing to revise its offer to increase the cash consideration portion of the offered purchase price, but that doing so would require a reduction in the overall purchase price due to increased financing costs that would be required as a result of the increase in the cash component of the consideration. Party X’s financial advisor also communicated that Party X would not (i) commit to a timeline for the completion of due diligence, (ii) be willing to submit the revised offer in writing or (iii) provide assurance that the deal value would remain at $225 per share of Humana’s common stock less the increased financing costs referred to above.

On July 2, 2015, Humana’s board of directors held a telephonic meeting. Members of Humana’s management and representatives of Goldman Sachs and Fried Frank also participated in the meeting. At the meeting, representatives of Goldman Sachs updated the board regarding its discussions with Party X, including that Party X would be willing to revise its offer as described above. Mr. Broussard communicated to the board that management’s recommendation was that the board decline to pursue Party X’s offer in light of the uncertainty of the proposal, including the uncertainty due to the public offer for Party X then pending from Party Y, and that delaying negotiations with Aetna to engage in a due diligence process with Party X could jeopardize the pending negotiations with Aetna. Representatives of Fried Frank updated the board regarding the proposed merger agreement with Aetna. Also at the meeting, representatives of Goldman Sachs presented its financial analysis of the transaction, and rendered its oral opinion to Humana’s board of directors, which was subsequently confirmed by delivery of a written opinion, dated July 2, 2015, to the effect that, as of such date and based upon and subject to the factors, qualifications, limitations and assumptions to be set forth in the written opinion, the consideration to be paid to Humana’s stockholders (other than Aetna and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such stockholders, as more fully described below in the section “—Opinion of Humana’s Financial Advisor” beginning on page 113 of this joint proxy statement/prospectus. Following these presentations, and consideration of the factors described under the section “—Humana’s Reasons for the Mergers; Recommendation of the Humana Board of Directors that Humana Stockholders Adopt the Merger Agreement” beginning on page 104 of this joint proxy statement/prospectus, Humana’s board of directors unanimously (i) determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Humana and its stockholders, (ii) approved and adopted the merger agreement with Aetna, (iii) directed that the adoption of the merger agreement be submitted to a vote at a meeting of Humana stockholders and (iv) recommended that Humana’s stockholders adopt the merger agreement.

On July 2, 2015, the Aetna board of directors also held a telephonic meeting, which was attended by Aetna’s senior management and representatives of Citi, Lazard, Davis Polk, Jones Day and Simpson Thacher. The board, management and their advisors discussed the terms of the merger agreement, the strategic and financial rationale of the proposed transaction, including the synergies expected to be realized in the transaction, management’s expectation based on discussions with the rating agencies that Aetna would maintain its investment grade credit rating upon completion of the transaction, the merits and considerations of other strategic alternatives that Aetna might pursue and the impact of potential industry consolidation, and reviewed the directors’ fiduciary duties in considering the proposed transaction. Citi then reviewed with the board its financial analysis of the merger consideration provided for in the merger agreement and rendered its oral opinion to the board, which was confirmed by delivery of a written opinion dated July 2, 2015, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in the written opinion, the merger consideration to be paid by Aetna in the merger was fair, from a financial point of view, to Aetna, as more fully described below in the section “—Opinions of Aetna’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” beginning on page 120 of this joint proxy statement/prospectus. Lazard then rendered its oral opinion to the board, subsequently confirmed in writing, that, as of July 2, 2015 and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration to be paid by Aetna in the merger was fair, from a financial point of view, to Aetna, as more fully described below in the section “—Opinions of Aetna’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” beginning on page 129 of this joint proxy statement/prospectus. After consideration and consultation with its advisors, including consideration of the factors described in the section “—Aetna’s Reasons for the Mergers; Recommendation of the Aetna Board of Directors that Aetna Shareholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus, the Aetna board unanimously (i) determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the stock issuance, are advisable and fair to and in the best interests of Aetna and its shareholders, (ii) approved and adopted the merger agreement, (iii) directed that the approval of the stock issuance be submitted to a vote at a meeting of Aetna shareholders and (iv) recommended that Aetna’s shareholders approve the stock issuance.

That night, following the Humana and Aetna board meetings, Humana and Aetna entered into the merger agreement, and early in the morning of July 3, 2015, issued a joint press release announcing the transaction.

Certain Relationships between Aetna and Humana

Aetna, Humana and their respective affiliates engage in transactions and enter into agreements with each other in the ordinary course of business. Aetna believes that no such transaction occurring in the current calendar year or the five immediately preceding calendar years had an aggregate value in excess of 1% of Aetna’s consolidated revenues for the calendar year in which the transaction occurred. Except as described in this joint proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the current calendar year or the five immediately preceding calendar years, between Aetna or its affiliates, on the one hand, and Humana or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.

Humana’s Reasons for the Mergers; Recommendation of the Humana Board of Directors that Humana Stockholders Adopt the Merger Agreement

In its evaluation of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, Humana’s board of directors consulted with Humana’s management and its legal and financial advisors and considered a number of factors, including the following (which are not necessarily in order of relative importance):

Strategic Factors

•	the industry shift to consumer-based offerings (and attendant emphasis on wellness, preventative and other clinical offerings and direct distribution to consumers), the need for enhanced partnerships with providers to develop population health management capabilities, including the required enhanced technology, and the potential impact of such opportunities and risks on Humana’s stand-alone operations and financial prospects;

•	the potential for long-term policy changes regarding value-based reimbursement of providers of health care services, the potential for new entrants into the industry in support of population health and value-based reimbursement arrangements, the potential consolidation of managed care companies and other industry participants, recent and prospective legislative and regulatory changes, and the potential impact of those industry risks and changes on Humana’s stand-alone operations and financial prospects;

•	the current, historical and projected financial condition and results of operations of Humana on a stand-alone basis, including the risks to achieving its projected long-term results amid greater industry consolidation and the current and prospective regulatory environment; and

•	the fact that the merger consideration, which consists of cash and Aetna common shares, offers Humana’s stockholders the opportunity to participate in the future earnings and growth of the combined company, while also providing Humana’s stockholders with a substantial cash payment of $125.00 per share;

Price and Structure

•	the current and historical market prices for Humana common stock, including the fact that the implied value of the merger consideration of $230.11 per share (as of July 2, 2015) represented an approximate premium of (i) 23% over the closing price per share of Humana common stock on July 2, 2015 (the last trading day prior to the announcement of the merger), (ii) 29% over the closing price per share of Humana common stock on May 28, 2015 (the last trading day prior to reports in the news media of rumors of a transaction involving Humana), and (iii) 34% over the volume-weighted average closing price per share of Humana common stock over the 30 days ended May 28, 2015;

•	the fact that the implied value of the merger consideration of $230.11 per share (as of July 2, 2015) exceeded Wall Street analyst price targets for the shares of Humana common stock;

•	the fact that Humana’s board of directors had carefully evaluated, in consultation with Humana’s management and its financial and legal advisors, various strategic alternatives available to Humana, including remaining an independent company or pursuing other alternative transactions, and exploring the possibility of potential business combinations with other managed care companies (including Party X and Party Y), and the board’s belief that the transaction with Aetna presented a more favorable opportunity for Humana’s stockholders than the potential value that might result from other strategic alternatives available to Humana;

•	notwithstanding the publicity surrounding a potential transaction involving Humana over more than a month prior to July 2, 2015, and media speculation regarding Aetna’s and Party Y’s interest in a transaction with Humana, Humana had not received an acquisition proposal from any third party (other than Aetna and Party Y); and

•	the fact that Goldman Sachs and Humana’s legal advisors were involved throughout the negotiations and updated Humana’s board of directors directly and regularly, which provided the board with perspectives on the negotiations from outside advisors in addition to those of management;

Benefits and Synergies of the Combined Company

•	the belief of Humana’s board of directors that the combined company will be able to provide better value and higher-quality products and services by reducing administrative costs and leveraging best practices from each company, which will enable the combined company to better compete, and be well positioned to offer a broad choice of affordable, consumer-centric as well as innovative technology-driven health insurance products and services, helping to constrain cost growth, improve health outcomes, and promote wellness;

•	the belief of Humana’s board of directors that the transaction combines complementary assets and capabilities to form a company with an enhanced ability that Humana could not achieve on a stand-alone basis to work with providers to create value-based payment and population health management capabilities that result in better care to consumers, to strengthen care management capabilities by taking the best-of-breed clinical engagement solutions from both companies, including robust offerings of patient-centered clinical services, clinical analytics, value-based reimbursement models, data integration and analytics solutions, to apply Humana’s home-based care, clinical support and pharmacy benefit management tools across a broader membership base, and to offer members and insureds more consumer-focused capabilities and integrated clinical programs; and

•	the belief of Humana’s board of directors that the combined company can generate $1.25 billion in annual synergies by fiscal year 2018;

Other Factors

•	the opinion of Goldman Sachs to Humana’s board of directors that, as of July 2, 2015, and based on and subject to the qualifications, limitations and assumptions set forth in that opinion, the merger consideration to be paid to the holders (other than Aetna and its affiliates) of shares of Humana common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, and the financial analyses related thereto prepared by Goldman Sachs and described below under “—Opinion of Humana’s Financial Advisor” beginning on page 113 of this joint proxy statement/prospectus;

•	the fact that Aetna did extensive due diligence on Humana, including retaining a number of advisors and enlisting the assistance of many of its employees, demonstrating to Humana’s board of directors that Aetna understood Humana and its business and was committed to the transaction;

•	the view of Humana’s board of directors that Aetna could successfully consummate the mergers in a timely manner;

•	the fact that Aetna has obtained committed debt financing for the merger, the limited number and nature of the conditions to the debt financing and the obligation under the merger agreement of Aetna to use its reasonable best efforts to obtain the debt financing;

•	the fact that Humana’s board of directors was unanimous in its determination to recommend the merger agreement for adoption by Humana’s stockholders;

•	the due diligence investigation on Aetna conducted by Humana’s management and outside advisors;

•	the fact that the merger agreement will be subject to the approval of Humana’s stockholders;

•	the fact that Humana stockholders who do not vote to adopt the merger agreement and who follow certain procedures prescribed by Delaware law are entitled to appraisal rights under Delaware law;

•	the fact that the mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the fact that four Humana directors, who have not yet been selected, will become directors of Aetna upon the completion of the mergers; and

•	the fact that because the exchange ratio under the merger agreement is fixed (and will not be adjusted for fluctuations in the market price of Aetna common shares or Humana common stock), Humana stockholders have greater certainty as to the number of Aetna common shares to be issued to them in the merger;

Certain Terms of the Merger Agreement, including:

•	Aetna is required to take all actions necessary to obtain regulatory approvals of the transaction, including agreeing to divestitures, unless such actions would result in a regulatory material adverse effect, as further described in “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 175 of this joint proxy statement/prospectus;

•	if the mergers are not completed because Aetna is unable to obtain certain regulatory approvals of the transaction, including the approval under the HSR Act or approval of state insurance and other regulators, Aetna will be required to pay Humana a termination fee of $1 billion;

•	the limited ability of Aetna’s board of directors to change its recommendation of the stock issuance to its shareholders, and the fact that Aetna will be required to pay Humana a termination fee of $1.691 billion if Humana terminates the merger agreement as a result of (i) an adverse change of Aetna’s board of directors’ recommendation of the stock issuance to its shareholders or (ii) Aetna’s material breach of its “no shop” obligations or its obligation to call the Aetna special meeting to approve the stock issuance, or if (x) either party terminates the merger agreement as a result of the failure of Aetna’s shareholders to approve the stock issuance, (y) an alternative transaction was publicly announced and not withdrawn prior to the Aetna special meeting, and (z) Aetna enters into or completes an alternative transaction within one year after termination;

•	the absence of a financing condition, and Aetna’s representations, warranties and covenants related to obtaining the financing to complete the mergers;

•	Aetna does not have the right to terminate the merger agreement prior to the Aetna special meeting to vote on the stock issuance in order to enter into an alternative transaction should Aetna’s board of directors determine such transaction is a superior proposal;

•	the requirement that Aetna hold the Aetna special meeting to vote on the stock issuance, even though Aetna’s board of directors may have withdrawn its recommendation of the stock issuance;

•	Humana’s ability, under certain circumstances, and subject to certain conditions, to furnish information to and to conduct negotiations with a third party that makes an unsolicited bona fide written proposal for a business combination or acquisition of Humana that is reasonably likely to lead to a proposal that is superior to the mergers;

•	Humana’s board of directors, subject to certain conditions, has the right to change its recommendation of the transaction in response to a proposal to acquire Humana that is superior to the mergers or an intervening event with respect to Humana, if Humana’s board of directors determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Humana’s stockholders;

•	Humana’s board of directors’ conclusion, upon consultation with its advisors, that the deal protection provisions of the merger agreement were customary and reasonable for transactions of this type and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal for Humana following the announcement of a transaction with Aetna;

•	the end date under the merger agreement of June 30, 2016 (which may be extended to December 31, 2016 under certain circumstances) allows for sufficient time to complete the mergers;

•	Aetna has committed to make Louisville, Kentucky the headquarters for the Medicare and Medicaid businesses and to cause Humana LLC to maintain a significant corporate presence in Louisville, Kentucky; and

•	Humana may seek specific performance of Aetna’s obligations under the merger agreement.

In addition, Humana’s board of directors also weighed the foregoing advantages and benefits against a variety of risks and other potentially negative factors, including the following:

•	the fact that the exchange ratio with respect to the stock portion of the merger consideration is fixed, which could result in Humana’s stockholders being adversely affected by a decrease in the trading price of Aetna common shares;

•	the challenges inherent in the combination of two companies, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the mergers might not be fully or timely realized;

•	the amount of time it could take to complete the mergers, the potential for diversion of management focus for an extended period and employee attrition, the potential inability to hire new employees and the possible adverse effects of the announcement and pendency of the transaction on customers, providers, vendors, regulators and other business relationships, and the communities in which Humana operates, in particular if the mergers are not completed;

•	the restrictions under the terms of the merger agreement on the conduct of Humana’s business prior to the completion of the mergers, which could delay or prevent Humana from undertaking material strategic opportunities that might arise pending completion of the mergers to the detriment of Humana’s stockholders, in particular if the mergers are not completed;

•	the risk that Aetna and Humana might not meet their financial projections;

•	the fact that Humana and Aetna must obtain clearance under the HSR Act, as well as other approvals from state insurance and other regulators, in order to complete the mergers, which approvals may not be obtained or may be subject to conditions that Aetna is not required to comply with;

•	certain terms of the merger agreement, including:

•	the limitation on Humana’s ability to solicit alternative proposals;

•	the fact that Humana does not have the right to terminate the merger agreement prior to the Humana special meeting to vote on the merger agreement in order to enter into an alternative transaction that Humana’s board of directors has determined to be a superior proposal;

•	the requirement that Humana hold a stockholders’ meeting to vote on the merger agreement, even though Humana’s board of directors may have withdrawn its recommendation of the merger agreement;

•	the fact that Aetna does not have to complete the mergers if Aetna and Humana would be required to take actions to obtain regulatory approvals that would have a regulatory material adverse effect on Aetna or Humana;

•	Aetna’s ability, under certain circumstances, and subject to certain conditions, to furnish information to and to conduct negotiations with a third party that makes an unsolicited bona fide written proposal for a business combination or acquisition of Aetna that is reasonably likely to lead to a proposal that is superior to the mergers;

•	the fact that Aetna’s board of directors, subject to certain conditions, has the right to change its recommendation of the stock issuance in response to a proposal to acquire Aetna that is superior to the mergers or an intervening event with respect to Aetna, if Aetna’s board of directors determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties; and

•	the fact that Humana will be required to pay Aetna a termination fee of $1.314 billion, which Humana’s board of directors, upon consultation with its advisors, concluded was customary and reasonable for transactions of this size and type, if the merger agreement is terminated under certain circumstances, including a termination of the merger agreement by Aetna as a result of a change of recommendation by Humana’s board of directors in response to a proposal to acquire Humana that is superior to the mergers;

•	the risk that the mergers may not be completed, or that completion may be significantly delayed, for reasons beyond the control of Humana, including the failure to satisfy certain conditions to closing, including (i) the failure of Aetna’s shareholders to approve the stock issuance, (ii) the failure to obtain the required regulatory approvals, and (iii) the imposition of any material CMS sanctions;

•	the fact that certain of Humana’s directors and executive officers may receive certain benefits that are different from, and in addition to, those of Humana’s other stockholders (see “Interests of Humana Directors and Officers in the Merger” beginning on page 188 of this joint proxy statement/prospectus);

•	the risks and uncertainties inherent in Aetna’s business and operations;

•	the fact that any gain arising from the cash component of the merger consideration generally will be taxable to Humana’s stockholders; and

•	the risks described in the section entitled “Risk Factors” beginning on page 61 of this joint proxy statement/prospectus.

After considering the foregoing potentially positive and potentially negative factors, Humana’s board of directors concluded that, overall, the potentially positive factors relating to the merger agreement and the mergers outweighed the potentially negative factors.

The foregoing discussion of the information and factors considered by Humana’s board of directors is not exhaustive but is intended to reflect the material factors considered by Humana’s board of directors in its consideration of the merger agreement, the mergers and the other transactions contemplated by the merger agreement. In view of the complexity and the large number of factors considered, Humana’s board of directors, individually and collectively, did not quantify or assign any relative or specific weight to the various factors. Rather, Humana’s board of directors based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of Humana’s board of directors may have given different weights to different factors.

The foregoing discussion of the information and factors considered by Humana’s board of directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 71 of this joint proxy statement/prospectus.

After careful consideration, Humana’s board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Humana and its stockholders, and unanimously declared advisable and in all respects approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement.

HUMANA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

Aetna’s Reasons for the Mergers; Recommendation of the Aetna Board of Directors that Aetna Shareholders Approve the Stock Issuance

In evaluating the merger agreement and the mergers, Aetna’s board of directors consulted with Aetna’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance, and to recommend that Aetna’s shareholders vote “FOR” the approval of the stock issuance, Aetna’s board of directors considered a variety of factors, including the following (which are not necessarily in order of relative importance):

Strategic Factors

Aetna believes that the acquisition of Humana will complement its competitive strategy, which is built on a diversified set of core and emerging businesses that enable it to better compete with more cost-effective products, pursue profitable growth across a range of opportunities and lead the transformation of the approximately $2.9 trillion healthcare industry to a more consumer-focused marketplace. The acquisition of Humana and the combination of Humana’s businesses with Aetna’s existing businesses is expected to result in a number of strategic benefits, including:

•	Enhance Medicare Advantage Business. Aetna believes Humana’s strength in Medicare Advantage and Medicare Part D programs will complement Aetna’s Medicare Advantage business and enhance Aetna’s Medicare Part D membership, particularly as Aetna and Humana each have leading percentages of Medicare Advantage members in plans rated four Stars or higher by CMS. Aetna believes that the demographic trends in Medicare Advantage are favorable, and that more individuals will continue to choose Medicare Advantage products because of the quality and benefits offered by Medicare Advantage plans. Aetna’s Medicare Advantage business, which excels in providing services to large and medium-sized employer groups, will be complemented by Humana’s Medicare Advantage business, which places a greater emphasis on providing services to Medicare-eligible individuals. The acquisition will also expand Aetna’s presence in important local geographies and provide additional opportunities to further grow membership in areas where Aetna and Humana do not overlap. Aetna expects the mergers to allow it to more effectively serve this fast-growing population. After the mergers, Aetna will have 4.4 million Medicare Advantage members, which represents only 8 percent of the 54 million Medicare beneficiaries in the rapidly growing Medicare marketplace, and so Medicare represents a significant growth opportunity.

•	Complement Existing Commercial Business. The addition of Humana’s businesses is expected to complement Aetna’s commercial presence and further diversify Aetna’s commercial portfolio by increasing its individual and small group presence. In addition, the application of Aetna’s commercial experience, systems and processes across Humana’s commercial business, and particularly its commercial businesses serving larger groups, is expected to generate additional savings and growth.

•	Create a Leading Health Care Services and Pharmacy Benefit Management Business. Integrating Humana’s growing health care services business, including its strong pharmacy benefit management business, into Aetna’s existing portfolio of businesses is expected to increase Aetna’s overall service revenue, improve its product offerings to providers, other health plans and consumers, and will enable Aetna to better compete in this high-growth, high-margin segment of the managed care industry. Additionally, the strong cash flows from these unregulated businesses will enhance the financial flexibility of the combined company.

•	Improve Medicaid Footprint and High Acuity Opportunity. The acquisition of Humana will enhance Aetna’s existing Medicaid footprint in four states. Furthermore, the combination of Aetna’s Medicaid and Individual businesses with Humana’s individual Medicare Advantage business is expected to create more opportunity to participate in the expansion of Medicaid programs and, in particular, to pursue high-acuity populations that are eligible for both Medicare and Medicaid as they transition to managed care.

•	Local Hospital and Physician Relationships. Humana has strong local hospital and physician relationships and a presence in geographies where Aetna desires to improve (or expand) its provider network and introduce its Accountable Care Solutions model. The mergers also are expected to improve the products Aetna can offer its hospital and physician partners and expand the marketing opportunities for Aetna’s industry-leading provider solutions suite (Healthagen) and Humana’s provider capabilities (Transcend and Transcend Insights).

•	Increase Operating Efficiency. The mergers are expected to create a significant opportunity to increase Aetna’s operating efficiency by spreading Aetna’s operating costs across a larger membership base. Acquiring Humana is expected to provide additional opportunities to find administrative cost savings, as well as provider network and medical management savings. These cost synergies, which the Aetna board of directors believes will be $1.25 billion per year by fiscal year 2018, are expected to enable Aetna to offer all its customers more affordable, consumer-centric health care products and services. Although Aetna management expects that cost savings will result from the mergers, there can be no assurance that any particular amount of cost savings will be achieved following completion of the mergers or the time frame in which they will be achieved. After completion of the mergers, Aetna may fail to realize the anticipated benefits and cost savings of the mergers, which could adversely affect the value of Aetna common shares. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 71 and 61, respectively, of this joint proxy statement/prospectus.

•	Enhance Consumer Engagement Efforts. Humana’s significant investment in consumer engagement, which has contributed to its annual membership growth, enhanced its capabilities focused on serving individuals and supported its strong brand (as evidenced by Humana’s net promoter score), is expected to further enhance Aetna’s ability to market to consumers and offer effective clinical engagement and consumer experience capabilities.

Other Factors

In addition to the strategic factors summarized above, Aetna’s board of directors also considered the following factors in connection with its evaluation of the mergers:

•	the respective businesses, operations, management, financial condition, earnings and prospects of Aetna and Humana;

•	the results of management’s due diligence investigation of Humana and the reputation, business practices and experience of Humana and its management;

•	the historical trading prices of Aetna common shares and shares of Humana common stock;

•	the review by Aetna’s board of directors with its legal and financial advisors of the structure of the mergers and the financial and other terms of the merger agreement;

•	trends and competitive developments in the managed care industry and the range of strategic alternatives available to Aetna;

Price and Structure

•	the fact that, because holders of outstanding Aetna common shares as of immediately prior to completion of the mergers are expected to hold approximately 73% of the outstanding Aetna common shares immediately after completion of the mergers, Aetna shareholders are expected to have the opportunity to participate in the future performance of the combined company, including synergies;

•	the fact that because the exchange ratio under the merger agreement is fixed (and will not be adjusted for fluctuations in the market price of Aetna common shares or Humana common stock), Aetna has greater certainty as to the number of Aetna common shares to be issued in the merger;

•	the terms of the debt commitment letter and the bridge loan facility thereunder, particularly in light of the then-current market for such commitments and facilities;

•	the analyses of Citi and the opinion of Citi, rendered on July 2, 2015 and subsequently confirmed in writing, to the Aetna board of directors that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in the written opinion, the merger consideration to be paid by Aetna in the merger was fair, from a financial point of view, to Aetna. See “—Opinions of Aetna’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” beginning on page 120 of this joint proxy statement/prospectus; and

•	the analyses of Lazard and the opinion of Lazard, rendered on July 2, 2015 and subsequently confirmed in writing, to the Aetna board of directors that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the merger consideration to be paid by Aetna in the merger was fair, from a financial point of view, to Aetna. See “—Opinions of Aetna’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” beginning on page 129 of this joint proxy statement/prospectus;

Certain Other Factors

•	the fact that, while Aetna is obligated to use its reasonable best efforts to complete the mergers, such efforts standard does not obligate Aetna to take any actions or agree to any terms, conditions or limitations as a condition to, or in connection with, obtaining any regulatory approvals required to complete the mergers that would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect;

•	the requirement under the merger agreement that (i) following completion of the mergers, Aetna has agreed to maintain the corporate headquarters of the combined company’s Medicare and Medicaid businesses in Louisville, Kentucky, and Humana LLC will be required to maintain a significant corporate presence in Louisville, Kentucky, (ii) at completion of the mergers, the size of the Aetna board of directors will be expanded to include four members of the board of directors of Humana who are independent with respect to Aetna and jointly designated by Humana and Aetna prior to completion of the merger, and (iii) Mark T. Bertolini will continue to serve as Chairman and Chief Executive Officer of Aetna following the completion of the mergers;

•	Aetna’s ability, under circumstances described in the merger agreement, to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written acquisition proposal;

•	the ability of Aetna’s board of directors, subject to certain conditions, to change its recommendation in favor of the stock issuance in response to a superior proposal or an intervening event other than a superior proposal, if Aetna’s board of directors determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties;

•	the requirement that Humana must submit the merger to its stockholders for adoption even if Humana’s board of directors recommends in favor of an alternative acquisition proposal, which will allow Aetna, in these circumstances, to make its case directly to Humana stockholders regarding the benefits of the mergers compared to the alternatives; and

•	the fact that Humana is required to pay Aetna a termination fee of $1.314 billion if the merger agreement is terminated under certain circumstances generally relating to an alternative acquisition proposal for Humana.

Aetna’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

•	the dilution associated with the stock issuance;

•	the risk that the mergers may not be completed despite the parties’ efforts or that completion of the mergers may be delayed, even if the requisite approvals are obtained from Aetna shareholders and Humana stockholders, including the possibility that conditions to the parties’ obligations to complete the mergers may not be satisfied, and the potential resulting disruptions to Aetna’s and Humana’s businesses;

•	the potential length of the regulatory approval process and the period of time during which Aetna may be subject to the merger agreement;

•	the possibility that governmental authorities might seek to require certain actions of Aetna or Humana or impose certain terms, conditions or limitations on Aetna’s or Humana’s businesses in connection with granting approval of the mergers or might otherwise seek to prevent or delay the mergers, including the risk that governmental authorities might seek an injunction in federal court;

•	the fact that Aetna is required to pay Humana a termination fee of $1 billion if the merger agreement is terminated under certain circumstances due to the failure to obtain the required regulatory approvals for the mergers;

•	the fact that Aetna has incurred and will continue to incur significant transaction costs and expenses in connection with the mergers, regardless of whether they are completed;

•	the risk that the potential benefits of the mergers may not be fully realized, including the possibility that cost savings and operating efficiencies expected to result from the mergers may not be realized to the extent expected, or at all;

•	the risk of diverting Aetna management focus and resources from other strategic opportunities and from operational matters, and potential disruption of Aetna management associated with the mergers and integrating the companies;

•	the fact that Aetna will be subject to certain restrictions on the conduct of its businesses during the period between signing the merger agreement and completion of the mergers, which could prevent Aetna from making certain acquisitions or divestitures or otherwise pursuing certain business opportunities during the pendency of the mergers;

•	Humana’s ability, under circumstances described in the merger agreement, to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written acquisition proposal;

•	the ability of Humana’s board of directors, subject to certain conditions, to change its recommendation supporting the mergers in response to a superior proposal or an intervening event other than a superior proposal, if Humana’s board of directors determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties;

•	the requirement that Aetna must submit the merger to its shareholders even if Aetna’s board of directors recommends an acquisition proposal for Aetna;

•	the fact that Aetna is required to pay Humana a termination fee of $1.691 billion if the merger agreement is terminated under certain circumstances generally relating to an acquisition proposal for Aetna;

•	the absence of a financing condition, and Humana’s ability to specifically enforce Aetna’s obligations under the merger agreement;

•	the potential negative effects of the pendency of the mergers on Aetna’s businesses and relationships with employees, customers, providers, vendors, regulators and the communities in which it operates, including the risk that certain key members of senior management of Aetna or Humana might not choose to remain with the combined company; and

•	various other risks associated with the mergers and the businesses of Aetna, Humana and the combined company described under “Risk Factors,” beginning on page 61 of this joint proxy statement/prospectus.

During its consideration of the mergers, Aetna’s board of directors was also aware that certain of Humana’s directors and executive officers may have interests in the mergers that are different from or in addition to those of Humana stockholders generally, as described in the section entitled “Interests of Humana’s Directors and Executive Officers in the Merger” beginning on page 188 of this joint proxy statement/prospectus.

The above discussion of the material factors considered by Aetna’s board of directors in its consideration of the mergers and the other transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth the principal factors considered by Aetna’s board of directors. In light of the number and wide variety of factors considered in connection with the evaluation of the mergers, Aetna’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. Aetna’s board of directors viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Aetna’s reasons for the mergers and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 71 of this joint proxy statement/prospectus.

THE AETNA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AETNA SHAREHOLDERS VOTE “FOR” THE STOCK ISSUANCE.

Opinion of Humana’s Financial Advisor

Goldman Sachs delivered its opinion to Humana’s board of directors that, as of July 2, 2015, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to holders (other than Aetna and its affiliates) of shares of Humana’s common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 2, 2015, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Humana’s board of directors in connection with its consideration of the mergers. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Humana’s common stock should vote with respect to the mergers or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Humana and Aetna for the five years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Humana and Aetna;

•	certain other communications from Humana and Aetna to their respective stockholders;

•	certain publicly available research analyst reports for Humana and Aetna; and

•	the Humana projections, the adjusted Aetna projections and certain operating synergies projected by the managements of Humana and Aetna to result from the mergers, which are referred to in this joint proxy statement/prospectus as the prospective operating synergies, in each case, approved for Goldman Sachs’ use by Humana.

Goldman Sachs also held discussions with members of the senior managements of Humana and Aetna regarding their assessment of the strategic rationale for, and the potential benefits of, the mergers and the past and current business operations, financial condition and future prospects of Humana and Aetna. In addition, Goldman Sachs reviewed the reported price and trading activity for shares of Humana’s common stock and Aetna’s common shares, compared certain financial and stock market information for Humana and Aetna with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the managed care industry, and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the consent of Humana, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of Humana that the Humana projections, the adjusted Aetna projections and the prospective operating synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Humana. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Humana or Aetna or any of their respective subsidiaries nor was Goldman Sachs furnished with any such evaluation or appraisal. Goldman Sachs is not an actuary, and its services did not include any actuarial determination or evaluation by Goldman Sachs or any attempt to evaluate actuarial assumptions and Goldman Sachs relied on Humana’s actuaries with respect to reserve adequacy. In that regard, Goldman Sachs made no analysis of, and expressed no opinion as to, the adequacy of the loss and loss adjustments expenses reserves, the future policy benefit reserves, the long-term business provision and claims outstanding or the embedded value of Humana and Aetna. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the mergers will be obtained without any adverse effect on Humana or Aetna or on the expected benefits of the mergers in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the mergers will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Humana to engage in the mergers, or the relative merits of the mergers as compared to any strategic alternatives that may be available to Humana; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Aetna and its affiliates) of the shares of Humana’s common stock, as of July 2, 2015, of the merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and Goldman Sachs’ opinion did not address, any other term or aspect of the merger agreement or the mergers or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the mergers, including, the fairness of the mergers to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Humana; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Humana, or class of such persons, in connection with the mergers, whether relative to the merger consideration to be paid to the holders (other than Aetna or its affiliates) of the shares of Humana’s common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which Aetna common shares will trade at any time or as to the impact of the mergers on the solvency or viability of Humana or Aetna or the ability of Humana or Aetna to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, July 2, 2015, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of Humana’s board of directors in connection with its consideration of the mergers and its opinion does not constitute a recommendation as to how any holder of Humana’s common stock should vote with respect to the mergers or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Humana’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 2, 2015 (the last trading day prior to the announcement of the mergers) and is not necessarily indicative of current market conditions.

Historical Trading Analyses

Goldman Sachs reviewed the premiums represented by the implied value of the merger consideration based on (i) the closing price of Aetna common shares on July 2, 2015 and May 28, 2015, the last trading date before rumors of a possible transaction between Aetna and Humana were reported in the Wall Street Journal, and (ii) the average closing price of Aetna common shares over the 30-day, 1-year and 3-year time periods ended July 2, 2015, over (x) the closing price of shares of Humana common stock on July 2, 2015 and May 28, 2015, and (y) the average closing price of shares of Humana common stock over the 30-day, 1-year and 3-year time periods ended July 2, 2015, respectively, as follows:

•	a premium of 22.7% based on the closing prices of Aetna common shares and shares of Humana common stock on July 2, 2015;

•	a premium of 24.7% based on the closing prices of Aetna common shares and shares of Humana common stock on May 28, 2015;

•	a premium of 26.6% based on the average closing prices of Aetna common shares and shares of Humana common stock for the 30-day period ended July 2, 2015;

•	a premium of 38.8% based on the average closing prices of Aetna common shares and shares of Humana common stock for the 1-year period ended July 2, 2015; and

•	a premium of 72.3% based on the average closing prices of Aetna common shares and shares of Humana common stock for the 3-year period ended July 2, 2015.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for Humana to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the healthcare industry, which are referred to in this joint proxy statement/prospectus as the selected companies:

•	The following selected managed care companies:

•	CIGNA Corporation

•	Anthem, Inc.

•	UnitedHealth Group Inc.

•	Aetna Inc.

•	The following selected specialized managed care companies:

•	Universal American Corp.

•	Centene Corporation

•	Health Net, Inc.

•	Molina Healthcare, Inc.

•	WellCare Health Plans, Inc.

Although none of the selected companies is directly comparable to Humana, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Humana. Goldman Sachs calculated and compared various financial multiples and ratios based on estimates from the Institutional Brokers’ Estimate System, which is referred to in this joint proxy statement/prospectus as IBES, publicly available Wall Street research, the Humana projections, adjusted Aetna projections and market information, in each case as of July 1, 2015 (only with respect to Centene Corporation and Health Net, Inc.) and July 2, 2015. With respect to Humana and each of the selected companies, Goldman Sachs calculated the following multiples:

•	EV/2015E EBITDA (calculated as enterprise value, which is referred to in this joint proxy statement/prospectus as EV, which is the market capitalization of the selected company that Goldman Sachs derived based on the closing price of the shares of the applicable selected company’s common stock and the number of shares of common stock outstanding on a fully diluted basis, plus the net debt amount (defined as total debt less unrestricted cash) as most recently publicly reported by the applicable selected company, in each case as a multiple of estimated EBITDA (adjusted for certain non-recurring charges and investment income (with respect to CIGNA Corporation only, investment income net of interest expense) as most recently publicly reported by the applicable selected company), for calendar year 2015);

•	2016E P/E (calculated as closing price of the shares of the applicable company’s common stock, in each case as a multiple of the estimated earnings per share, which is referred to in this joint proxy statement/prospectus as EPS, for calendar year 2016); and

•	2016E P/E/G (calculated as the P/E multiple derived for such selected companies based on estimated EPS for calendar year 2016, in each case as a multiple of the estimated 5-year cumulative average EPS growth rate).

The results of these analyses are summarized in the table below.

Metric	High	Low	Median
Managed Care Selected Companies EV/2015E EBITDA	12.1x	10.4x	10.8x
Healthcare Selected Companies EV/2015E EBITDA	19.6x	9.6x	9.9x
Humana (IBES/Wall Street research) 10.0x
Humana (Humana projections) 10.3x

Managed Care Selected Companies 2016E P/E	17.0x	14.7x	15.4x
Healthcare Selected Companies 2016E P/E	31.8x	16.5x	20.3x
Humana (IBES/Wall Street research) 18.1x
Humana (Humana projections) 17.2x

Managed Care Selected Companies 2016E P/E/G	1.4x	1.1x	1.2x
Healthcare Selected Companies 2016E P/E/G	1.5x	0.3x	0.7x
Humana (IBES/Wall Street research) 1.1x
Humana (Humana projections) 1.1x

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Humana’s common stock using the Humana projections, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future EPS multiple. For this analysis, Goldman Sachs used certain financial information from the Humana projections for each of the calendar years 2016 to 2020.

Goldman Sachs first calculated the implied values per share of Humana’s common stock for calendar years 2015 to 2019 by applying next-twelve-months EPS multiples of 15.0x to 19.4x, and then calculated implied present values per share of Humana’s common stock as of July 2, 2015, by applying to such implied values per share of Humana’s common stock, as well as the values of the dividends per share projected to be paid by Humana for each of the calendar years 2015 to 2019, a discount rate of 8.25%, reflecting an estimate of Humana’s cost of equity. The following table presents the results of these analyses:

2015	2016	2017	2018	2019
$153.09 - $197.99	$155.98 - $201.41	$167.99 - $216.65	$180.98 - $233.16	$190.37 - $245.02

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of Humana based on estimates of unlevered free cash flows of Humana as reflected in the Humana projections to derive an illustrative range of implied present values per share for Humana as of March 31, 2015. Utilizing discount rates ranging from 7.00% to 8.00%, reflecting estimates of Humana’s weighted average cost of capital, Goldman Sachs derived an illustrative range of implied enterprise values for Humana by discounting to present value as of March 31, 2015, (1) estimates provided by Humana management of unlevered free cash flows of Humana for the nine months ending December 31, 2015 and each of the fiscal years 2016 through 2020, as reflected in the Humana projections, and (2) a range of illustrative terminal values for Humana by applying illustrative perpetuity growth rates ranging from 1.0% to 2.0% to Humana management’s estimated terminal unlevered free cash flow for Humana as reflected in the Humana projections. Goldman Sachs then added the present value of the illustrative terminal value with the present values of the unlevered free cash flows for each of the nine months ending December 31, 2015 and the fiscal years 2016 to 2020 and subtracted the assumed amount of Humana’s net debt as of March 31, 2015 (based on public filings and management guidance) to calculate a range of illustrative equity values for Humana. Goldman Sachs then divided this range of illustrative equity values by the number of fully diluted shares of Humana common stock based on data and calculations provided by Humana management to derive a range of illustrative present values per share of Humana common stock of $177.81 to $245.13.

Illustrative Pro Forma Combined Company Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of the combined company based on estimates of unlevered free cash flows of Humana and Aetna as reflected in the Humana projections and the adjusted Aetna projections, respectively, and the prospective operating synergies to derive an illustrative range of implied present values, as of March 31, 2015, of the merger consideration to be paid to holders (other than Aetna and its affiliates) of shares of Humana common stock following completion of the mergers. Utilizing discount rates ranging from 7.00% to 8.00%, reflecting pro forma estimates of the weighted average cost of capital of the combined company following the completion of the mergers, Goldman Sachs derived an illustrative range of implied enterprise values for the combined company by discounting to present value as of March 31, 2015, (1) estimates provided by Humana management of unlevered free cash flows of the combined company for the fiscal years 2016 through 2020, as reflected in the Humana projections and the adjusted Aetna projections, respectively, and the prospective operating synergies and (2) a range of illustrative terminal values for the combined company by applying illustrative perpetuity growth rates ranging from 1.0% to 2.0% to Humana management’s estimated terminal unlevered free cash flow for the combined company as reflected in the Humana projections and the adjusted Aetna projections, respectively, and the prospective operating synergies. Goldman Sachs then added the present value of the illustrative terminal value with the present values of the unlevered free cash flows for each of the fiscal years 2016 to 2020 and subtracted the assumed amount of the combined company’s net debt, as estimated and provided to Goldman Sachs by the management of Humana, to calculate a range of illustrative equity values for the combined company. Goldman Sachs then divided this range of illustrative equity values by the number of pro forma fully diluted shares of common stock for the company based on data and calculations provided by Humana management to derive a range of illustrative present values per share of the common shares of the combined company. Goldman Sachs then derived a range of illustrative implied present values of the merger consideration to be paid to the holders (other than Aetna and its affiliates) of shares of Humana common stock in the merger by adding the $125.00 of cash component of the merger consideration to the range of illustrative present values per 0.8375 pro forma shares of common stock of the combined company, representing the stock component of the merger consideration, to derive a range of illustrative implied present values for the merger consideration per share of Humana common stock of $218.17 to $273.78.

Illustrative Value of Offer Analysis

Goldman Sachs also performed an illustrative value of offer analysis using the Humana projections and the adjusted Aetna projections, respectively, and the prospective operating synergies, assuming that the merger is consummated on December 31, 2015, and using the applicable discount rate of 8.25% based on estimated cost of equity for the combined company, to calculate the implied present value of the merger consideration to be paid to holders (other than Aetna and its affiliates) of shares of Humana common stock in the merger. Using a range of illustrative next-twelve-months EPS multiples of 15.1x to 18.8x, which range was based on the estimated next-twelve-months EPS multiples of both Aetna and Humana, Goldman Sachs calculated an illustrative implied value of the stock component of the merger consideration, by discounting to present values, as of July 2, 2015, (i) the estimated value per 0.8375 pro forma shares of common stock of the combined company as of December 31 of each of the fiscal years 2015 to 2018, calculated based on the projected EPS of the combined company on a pro forma basis following completion of the mergers, including the prospective operating synergies, for each fiscal year following such fiscal year, and (ii) the projected cumulative dividends to be paid by the combined company on a pro forma basis with respect to such shares as of December 31 of each of the fiscal years 2016 to 2019. Goldman Sachs then calculated the illustrative implied present value to be received for each share of Humana common stock in the merger by adding the $125.00 cash component of the merger consideration plus the illustrative implied present value of the stock component of the merger consideration. This analysis indicated the following illustrative ranges of present values for the merger consideration:

2015	2016	2017	2018
$230.68 - $256.70	$233.67 - $260.23	$238.91 - $266.56	$242.17 - $270.44

Premiums in Selected Precedent Transactions

Goldman Sachs observed that the implied value of the merger consideration to be paid to the holders (other than Aetna or its affiliates) of shares of Humana common stock of $230.11 represented a premium of 29.0% compared to the closing price of $178.41 per share on May 28, 2015. Goldman Sachs also observed that the premium represented by the consideration paid in other public transactions in the managed care industry since 2002 with a value greater than $1 billion ranged from 9.4% to 43.0%.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company used in the above analyses as a comparison is directly comparable to Humana or Aetna.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Humana’s board of directors as to the fairness from a financial point of view of the merger consideration to be paid to the holders (other than Aetna or its affiliates) of outstanding shares of Humana’s common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Humana, Aetna, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Humana and Aetna and was approved by Humana’s board of directors. Goldman Sachs provided advice to Humana during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Humana or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the mergers.

As described above, Goldman Sachs’ opinion to Humana’s board of directors was one of many factors taken into consideration by Humana’s board of directors in making its determination to approve the merger agreement. See “—Humana’s Reasons for the Mergers; Recommendation of the Humana Board of Directors that Humana Stockholders Adopt the Merger Agreement” beginning on page 104 of this joint proxy statement/prospectus. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the full text of the written opinion of Goldman Sachs attached as Annex C to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Humana, Aetna, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the mergers. Goldman Sachs acted as financial advisor to Humana in connection with, and participated in certain of the negotiations leading to, the mergers. Goldman Sachs has provided certain financial advisory and/or underwriting services to Humana and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as Humana’s financial advisor in connection with the divestiture of Concentra Inc. in March 2015; as a co-manager for Humana’s $1.75 billion bond offering in September 2014; and as Humana’s financial advisor in connection with the acquisition of American Eldercare Inc. in September 2013. During the two year period prior to July 2, 2015, Goldman Sachs’ Investment Banking Division has received compensation for providing financial advisory and underwriting services to Humana and its affiliates in an amount equal to $10.7 million in the aggregate. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Aetna and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner and co-structuring agent in the structuring of $200 million catastrophe bonds for Vitality Re VI Limited, a vehicle linked to a portfolio of Aetna insurance products, in January 2015; as co-manager in a public offering by Aetna of its 3.500% Senior Notes due 2024 (aggregate principal amount of $750 million) in November 2014; as co-manager in a public offering by Aetna of its 4.750% Senior Notes due 2044 (aggregate principal amount of $375 million), and 2.200% Senior Notes due 2019 (aggregate principal amount of $375 million), in March 2014; and as lead bookrunner and co-structuring agent in the structuring of $200 million catastrophe bonds for Vitality Re V Limited, a vehicle linked to a portfolio of Aetna insurance products, in February 2014. During the two year period prior to July 2, 2015, Goldman Sachs’ Investment Banking Division has received compensation for providing financial advisory and underwriting services to Aetna and its affiliates in an amount equal to $3.7 million in the aggregate. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Humana, Aetna and their respective affiliates for which its Investment Banking Division may receive compensation.

Humana’s board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the mergers. Pursuant to a letter agreement dated June 23, 2015, Humana engaged Goldman Sachs to act as its financial advisor in connection with the contemplated mergers. Pursuant to the terms of this engagement letter, Humana has agreed to pay Goldman Sachs a transaction fee of approximately $41 million, $3 million of which became payable upon execution of the merger agreement, and the balance of which is payable upon completion of the mergers. In addition, Humana has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinions of Aetna’s Financial Advisors

Opinion of Citigroup Global Markets Inc.

Aetna has retained Citi as one of its financial advisors to advise the Aetna board of directors in connection with the mergers. In connection with Citi’s engagement, Aetna requested Citi to evaluate the fairness, from a financial point of view, of the merger consideration to be paid in the merger by Aetna. On July 2, 2015, Citi rendered its oral opinion to the Aetna board of directors, which was confirmed by delivery of a written opinion dated July 2, 2015, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in the written opinion, the merger consideration to be paid by Aetna in the merger was fair, from a financial point of view, to Aetna.

The full text of Citi’s written opinion, dated July 2, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The summary of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion carefully and in its entirety. Citi’s opinion, the issuance of which was authorized by Citi’s fairness opinion committee, was provided to the Aetna board of directors (in its capacity as such) in connection with its evaluation of the mergers and was limited to the fairness, from a financial point of view, as of the date of the opinion, to Aetna of the merger consideration to be paid by Aetna. Citi’s opinion does not address any other aspects or implications of the mergers and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the mergers. Citi’s opinion does not address the underlying business decision of Aetna to effect the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Aetna or the effect of any other transaction in which Aetna may engage. The following is a summary of Citi’s opinion and the methodology that Citi used to render its opinion.

In arriving at its opinion, Citi, among other things:

•	reviewed the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Aetna and certain senior officers and other representatives and advisors of Humana concerning the businesses, operations and prospects of Aetna and Humana;

•	examined certain publicly available business and financial information relating to Aetna and Humana;

•	examined certain financial forecasts and other information and data relating to Aetna and Humana which was provided to or discussed with Citi by the managements of Aetna and Humana, including the adjusted Humana projections, which are summarized in the section titled “Unaudited Prospective Financial Information—Adjusted Humana Projections” beginning on page 139 of this joint proxy statement/prospectus, and information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Aetna to result from the mergers, which are referred to in this joint proxy statement/prospectus as the estimated synergies;

•	reviewed the financial terms of the mergers as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Aetna common shares and Humana common stock, the historical and projected earnings and other operating data of Aetna and Humana and the capitalization and financial condition of Aetna and Humana;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the mergers;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Aetna and Humana;

•	evaluated certain potential pro forma financial effects of the mergers on Aetna based on the information provided to Citi by the management of Aetna; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Aetna and Humana that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi, relating to Humana and Aetna and, in the case of certain potential pro forma financial effects of and strategic implications and operational benefits resulting from the mergers, relating to Aetna, Citi was advised by the respective managements of Humana and Aetna that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Humana and Aetna as to the future financial performance of Humana and Aetna, respectively, such strategic implications and operational benefits and the other matters covered thereby, and Citi assumed, with Aetna’s consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the mergers) reflected in such forecasts and other information and data would be realized in the amounts and at the times projected.

Citi also assumed, with Aetna’s consent, that each of the mergers will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Humana or Aetna or the contemplated benefits of the mergers. Citi assumed, with Aetna’s consent, that the mergers, taken together, will be treated as a tax-free reorganization for federal income tax purposes. Citi did not express any opinion as to what the value of the stock component of the merger consideration actually will be when issued pursuant to the merger or the price at which Aetna common shares will trade at any time. Citi did not make and it was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Humana or Aetna and Citi did not make any physical inspection of the properties or assets of Humana or Aetna. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Aetna to effect the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Aetna or the effect of any other transaction in which Aetna might engage. Citi also expressed no view as to, and Citi’s opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the merger consideration. Citi’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of July 2, 2015.

In preparing its opinion, Citi performed a variety of financial, comparative and other analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying, or the factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered, among other things, industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Aetna and Humana. No company, business or transaction used in those analyses as a comparison is identical or directly comparable to Aetna, Humana or the mergers, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions reviewed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and Citi did not, recommend the specific amount or form of consideration payable in the merger. The type and amount of consideration payable in the merger was determined through negotiations between Aetna and Humana, and the decision to enter into the mergers was solely that of the Aetna and Humana boards of directors. Citi’s opinion was only one of many factors considered by the Aetna board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the Aetna board of directors or Aetna’s management with respect to the mergers or the merger consideration.

The following is a summary of the material financial analyses presented to the Aetna board of directors in connection with the delivery of Citi’s opinion. Some of these analyses included public information, including observed multiples, that had been updated to the latest available information as of the time of the presentation and which were presented orally to the Aetna board of directors at its meeting on July 2, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses. All of the equity reference ranges, other than with respect to the historical trading analysis, have been rounded to the nearest dollar unless indicated otherwise.

Valuation Analyses of Humana

In connection with Citi’s financial analysis summarized below, Citi reviewed the Humana projections and the adjusted Humana projections, and Citi was instructed by Aetna’s management to use the adjusted Humana projections for purposes of its analysis and rendering its opinion.

Selected Public Companies Analysis

Citi reviewed financial and stock market information for Humana and each of the following large cap publicly traded managed care organizations (which are referred to in this joint proxy statement/prospectus as the large cap MCOs):

•	Aetna Inc.

•	UnitedHealth Group Inc.

•	Anthem, Inc.

•	CIGNA Corporation

Citi also reviewed financial and stock market information for each of the following publicly traded Medicaid focused managed care organizations (which are referred to in this joint proxy statement/prospectus as the Medicaid MCOs):

•	Centene Corporation

•	Molina Healthcare, Inc.

•	WellCare Health Plans, Inc.

Citi selected the large cap MCOs based on its professional judgment and experience, taking into account, among other factors, the size of Humana and the large cap MCOs and the business mix of Humana and the large cap MCOs. Citi selected the Medicaid MCOs based on its professional judgment and experience, taking into account, among other factors, the comparable focus on government programs of Humana and the Medicaid MCOs. Although none of the selected companies is directly comparable to Humana, the companies were chosen because they are publicly traded companies with operations or businesses that for purposes of analysis may be considered similar or reasonably comparable to those of Humana. In order for this analysis to reflect unaffected trading prices and market multiples, Citi used the closing stock prices as of June 12, 2015 for each of the large cap MCOs, the closing stock price as of May 28, 2015 for Humana and the closing stock prices as of July 2, 2015 for each of the Medicaid MCOs, other than Centene Corporation, for which Citi used the closing stock price as of July 1, 2015. Citi reviewed, among other things, the multiple (which is referred to in this joint proxy statement/prospectus as the FV/EBITDA multiple) of firm value (which is calculated as equity value, plus debt, plus minority interests, less parent cash and cash equivalents) to EBITDA, in each case reviewing the multiples of estimated 2015 EBITDA and estimated 2016 EBITDA, the multiple (which is referred to in this joint proxy statement/prospectus as the GAAP P/E multiple) of share price to reported earnings per share under GAAP (which is referred to in this joint proxy statement/prospectus as the GAAP EPS), and the multiple (which is referred to in this joint proxy statement/prospectus as the cash P/E multiple) of share price to earnings per share, excluding tax effected amortization of acquired intangibles (which is referred to in this joint proxy statement/prospectus as cash EPS). Financial data of the selected companies was based on public filings and other publicly available information. Calendar year 2016 estimated GAAP EPS and cash EPS of Humana and calendar year 2015 and 2016 estimated EBITDA of Humana were based on the adjusted Humana projections. The following table summarizes the results of these analyses:

	FV/EBITDA				GAAP P/E		Cash P/E
	2015E		2016E		2016E		2016E
Humana	9.3	x	8.5	x	17.3	x	16.8	x
Large Cap MCOs
High	10.8		10.0		15.4		14.6
Low	9.6		8.8		14.5		13.7
Median	10.1		9.2		14.9		14.3
Medicaid MCOs
High	14.3		12.3		26.5		25.9
Low	9.5		7.5		18.2		17.8
Median	9.6		7.5		20.9		20.2

Based on the results of the foregoing analysis and Citi’s professional judgment, Citi selected ranges of multiples to apply to Humana data for each of the observed valuations. For the FV/EBITDA multiples, Citi applied multiples of 9.6x to 10.1x and of 7.5x to 9.2x to the estimated 2015 EBITDA and 2016 EBITDA, respectively, of Humana. For the GAAP P/E multiple, Citi applied multiples of 14.9x to 20.9x to the estimated 2016 GAAP EPS of Humana. For the cash P/E multiple, Citi applied multiples of 14.3x to 20.2x to the estimated 2016 cash EPS of Humana. This analysis indicated the following per share equity reference ranges for Humana on a standalone basis as compared to the implied value of the merger consideration of $230.11, which was derived by adding the cash component with the value of the stock component using the closing stock price of Aetna common shares as of July 2, 2015:

Implied per Share Equity Value Reference Range for Humana	Implied Value of Merger Consideration
FV/2015E EBITDA $185—$195
FV/2016E EBITDA $156—$194
GAAP P/E $143—$200
Cash P/E $141—$200	$230.11

Selected Precedent Transaction Analysis

Using public filings and publicly available information, Citi reviewed financial data for the selected transactions set forth in the table below. These transactions were selected because they involved managed care companies with, based on Citi’s experience with mergers and acquisitions, certain financial, operational or business characteristics that, in Citi’s view, made them sufficiently comparable to Humana, Aetna and the merger or otherwise relevant for purposes of the comparison.

For each of the transactions, Citi reviewed, among other things, firm value in each transaction as multiples of EBITDA for the last twelve months (which is referred to in this joint proxy statement/prospectus as LTM EBITDA) for each target (which is referred to in this joint proxy statement/prospectus as FV/LTM EBITDA multiple). The selected transactions reviewed and the results of this analysis were as follows:

Announcement Date	Acquiror	Target	Transaction Value (in millions)	FV/LTM EBITDA
August 2012	Aetna Inc.	Coventry Health Care, Inc.	$6,518	7.2	x
July 2012	Wellpoint Inc.	Amerigroup Corp.	4,977	15.7
October 2011	CIGNA Corp.	HealthSpring, Inc.	4,069	7.8
March 2007	UnitedHealth Group Inc.	Sierra Health Services Inc.	2,601	11.1
September 2005	Wellpoint Inc.	WellChoice Inc.	5,870	12.6
July 2005	UnitedHealth Group Inc.	PacifiCare Health Systems Inc.	8,593	12.7
April 2004	UnitedHealth Group Inc.	Oxford Health Plans Inc.	4,936	7.7
October 2003	UnitedHealth Group Inc.	Mid Atlantic Med Services Inc.	2,685	12.4
October 2003	Anthem, Inc.	Wellpoint Inc.	17,762	10.6
April 2002	Anthem, Inc.	Trigon Healthcare Inc.	3,841	18.1
Median				11.8	x

Citi applied this observed range of multiples to the estimated Humana LTM EBITDA as of June 30, 2015, as provided by Humana management and adjusted by Aetna management, of $2,947 million. This analysis indicated the following per share equity reference range for Humana on a standalone basis as compared to the implied value of the merger consideration:

Implied per Share Equity Value Reference Range for Humana	Implied Value of Merger Consideration
$130—$342	$230.11

Citi noted that the merger consideration was in line with the implied equity value range per Humana share yielded by Citi’s selected precedent transaction analysis.

Discounted Cash Flow Analysis

Humana

Citi performed a discounted cash flow analysis of Humana. Citi calculated the present value of the standalone, unlevered, after-tax free cash flow that Humana was forecasted to generate from June 30, 2015 to December 31, 2020. This analysis was conducted based on the adjusted Humana projections, and was performed without taking into account the estimated synergies.

Citi calculated a range of estimated terminal values by applying a perpetual growth rate range of 2.0% to 3.0%, to the adjusted Humana projections estimated terminal year unlevered, after-tax free cash flow. The unlevered, after-tax free cash flows and terminal values were discounted to present value as of June 30, 2015 using discount rates ranging from 6.7% to 7.6%, which range was derived taking into consideration the estimated weighted average cost of capital for Humana.

Based on this analysis, Citi then calculated the following implied per share equity reference range, without the estimated synergies, for Humana’s common stock, as compared to the implied value of the merger consideration:

Implied Per Share Equity Reference Range for Humana’s Common Stock	Implied Value of Merger Consideration
$191—$296	$230.11

Synergies

In order to estimate the value of the estimated synergies, Citi performed a discounted cash flow analysis of the net synergies. Citi performed a discounted cash flow analysis to calculate the present value of the standalone, unlevered, after-tax free cash flow that the estimated synergies were forecasted to generate on a net basis from June 30, 2015 to December 31, 2020.

Citi calculated a range of estimated terminal values by applying a perpetual growth rate range of 0.0% to 1.0%, to the estimated terminal year after-tax free cash flows arising from the synergies. The unlevered, after-tax free cash flows and terminal values were discounted to present value as of June 30, 2015 using the same discount rates ranging from 6.7% to 7.6% derived taking into consideration the estimated weighted average cost of capital for Humana.

Based on this analysis, Citi then calculated the following implied per share equity reference range for the estimated synergies:

Implied Per Share Equity Reference Range for Estimated Synergies
$47.84—$65.39

This resulted in an implied per share equity reference range, including the estimated synergies, for Humana’s common stock of $239 to $361, as compared to the implied value of the merger consideration of $230.11.

Other Information

Citi observed and analyzed certain additional information and factors regarding Humana that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational or reference purposes for the Aetna board of directors, including those set out below.

Historical Trading Analysis

Citi reviewed the daily closing prices per share of Humana’s common stock since June 29, 2010 and derived a 52-week trading range for Humana for the period ended May 28, 2015 (the last trading day prior to public market speculation regarding a transaction involving Humana, to establish an “unaffected” market price). Citi observed that the 52-week trading range for Humana’s common stock for such period was $115.97 to $182.79 per share and the closing price per share of Humana’s common stock on July 2, 2015 was $187.50. Citi noted that the merger consideration was above the 52-week trading range of Humana’s common stock.

Analyst Price Targets

Citi compared the merger consideration to the price per share targets for Humana’s common stock of fourteen Wall Street research analysts, as of May 28, 2015, found in publicly available equity research on Humana. As of that date, the fourteen research analysts that covered Humana published price per share targets for Humana’s common stock between $147 to $200, on an undiscounted basis. Citi noted that the merger consideration was above the range of Wall Street research price targets.

Precedent Premia Paid Analysis

Citi reviewed publicly available data relating to transactions involving public targets with transaction value in excess of $5.0 billion in which consideration paid included a mix of stock and cash, and which were announced from January 1, 2010 to July 2, 2015. Citi reviewed the implied premia paid in these transactions over the closing stock prices of the target companies in such transactions one trading day prior to public announcement of the relevant transaction based on information publicly available at that time. Citi observed that approximately 75% of the selected transactions involved premiums ranging from 10.0% to 40.0%, with a mean of 26% and a median of 31%. Citi applied the selected range of premia of 10% to 40% to the unaffected closing price of Humana’s common stock on May 28, 2015. This analysis indicated the following implied per share equity value reference range for Humana, as compared to the implied value of the merger consideration:

Implied Per Share Equity Reference Range for Humana’s Common shares	Implied Value of Merger Consideration
$196—$250	$230.11

Citi noted that the merger consideration was in line with the implied equity value range per Humana share yielded by Citi’s precedent premia paid analysis.

Pending Bid by Anthem for Cigna

Citi also reviewed certain financial elements of the unsolicited proposal by Anthem, Inc., which is referred to in this joint proxy statement/prospectus as Anthem, to acquire CIGNA Corporation, which is referred to in this joint proxy statement/prospectus as Cigna, based on press releases that were publicly available on or prior to July 2, 2015. Citi noted that the offered price reflected (i) a multiple of 20.3x Cigna’s estimated 2016 GAAP EPS, which multiple would, if applied to Humana’s estimated 2016 GAAP EPS, imply a value for Humana of $195 per share of Humana’s common stock, and (ii) a 35.4% premium to the unaffected Cigna share price prior to the announcement of Anthem’s bid, which premium to Humana’s unaffected share price would imply a value for Humana of $240 per share of Humana’s common stock.

Valuation Analyses of Aetna

Selected Public Companies Analysis

Citi reviewed financial and stock market information for Aetna and each of Humana and the large cap MCOs discussed above in “Valuation Analyses of Humana – Selected Public Companies Analysis.”

Citi selected Humana and the large cap MCOs based on its professional judgment and experience, taking into account, among other factors, the size of Aetna and Humana and the large cap MCOs and the business mix of Aetna and Humana and the large cap MCOs. Although none of the selected companies is directly comparable to Aetna, the companies were chosen because they are publicly traded companies with operations or businesses that for purposes of analysis may be considered similar or reasonably comparable to those of Aetna. For Aetna and Humana and each of the large cap MCOs, Citi reviewed, among other things, the FV/EBITDA multiple, in each case reviewing the multiples of estimated 2015 EBITDA and estimated 2016 EBITDA, the GAAP P/E multiple, and the cash P/E multiple. Financial data of the large cap MCOs was based on public filings and other publicly available information. Calendar year 2016 estimated GAAP EPS and cash EPS for Aetna were based on the Aetna projections, which are summarized in the section entitled “—Unaudited Prospective Financial Information—Aetna Projections” beginning on page 140 of this joint proxy statement/prospectus, and for Humana and calendar year 2015 and 2016 estimated EBITDA of Humana were based on the adjusted Humana projections. The following table summarizes the results of these analyses:

	FV/EBITDA				GAAP P/E		Cash P/E
	2015E		2016E		2016E		2016E
Aetna	9.6	x	8.8	x	14.5	x	13.7	x
Large Cap MCOs
High	10.8		10.0		17.3		16.8
Low	9.3		8.5		14.6		14.0
Median	10.1		9.3		15.3		14.5

Based on the results of the foregoing analysis and Citi’s professional judgment, Citi selected ranges of multiples to apply to Aetna data for each of the observed valuations. For the FV/EBITDA multiples, Citi applied multiples of 9.3x to 10.8x and of 8.5x to 10.0x to the estimated 2015 EBITDA and 2016 EBITDA, respectively, of Aetna. For the GAAP P/E multiple, Citi applied multiples of 14.6x to 17.3x to the estimated 2016 GAAP EPS of Aetna. For the cash P/E multiple, Citi applied multiples of 14.0x to 16.8x to the estimated 2016 cash EPS of Aetna. This analysis indicated the following per share equity reference ranges for Aetna on a standalone basis as compared to the closing price of Aetna’s common shares as of June 12, 2015:

Implied per Share Equity Value Reference Range for Aetna’s Common Shares	Closing Price Per Aetna Common Share as of June 12, 2015
FV/2015E EBITDA $113—$135
FV/2016E EBITDA $113—$136
GAAP P/E $114—$135
Cash P/E $116—$139	$115.87

Discounted Cash Flow Analysis of Aetna

Citi performed a discounted cash flow analysis of Aetna to calculate the present value of the standalone, unlevered, after-tax free cash flow that Aetna was forecasted to generate from June 30, 2015 through December 31, 2020. This analysis was conducted based on the Aetna projections.

Citi calculated a range of estimated terminal values by applying a perpetual growth rate range of 2.0% to 3.0%, to the Aetna management case terminal year EBITDA. The unlevered, after-tax free cash flows and terminal values were discounted to present value as of June 30, 2015 using discount rates ranging from 7.4% to 8.5%, which range was derived taking into consideration the estimated weighted average cost of capital for Aetna.

Based on this analysis, Citi then calculated the following implied per share equity reference range, without the estimated synergies, for Aetna’s common shares, as compared to the closing price of Aetna’s common shares as of June 12, 2015:

Implied Per Share Equity Reference Range for Aetna’s Common Shares	Closing Price Per Aetna Common Share as of June 12, 2015
$95—$146	$115.87

Other Information

Citi observed and analyzed certain additional information and factors regarding Aetna that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational or reference purposes for the Aetna board of directors, including those set out below.

Historical Trading Analysis

Citi reviewed the daily closing prices per share of Aetna common shares to derive a 52-week trading range for Aetna for the period ended July 2, 2015. Citi observed that the 52-week trading range for Aetna common shares for such period was $73.00 to $133.00 per share and the closing price per share of Aetna’s common shares on June 29, 2015 was $127.28.

Analyst Price Targets

Citi reviewed the price per share targets for Aetna common shares of sixteen Wall Street research analysts, as of June 12, 2015, found in publicly available equity research on Aetna. As of that date, the sixteen Wall Street research analysts that covered Aetna published price per share targets for Aetna common shares on an undiscounted basis between $100.00 and $135.00.

Relative Valuation Analyses of Aetna and Humana

Citi also observed and analyzed certain additional information and factors relating to the relative values of Aetna and Humana and the pro forma financial effects of the mergers on Aetna that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational or reference purposes for the Aetna board of directors, including those set out below.

Historical Trading Information

Citi considered in its analysis the relative values of Aetna and Humana. The comparison of relative values included a comparison of historical stock price performance and trading multiples, of Aetna and Humana, over the past five years.

Pro Forma Financial Effects

Citi reviewed the potential pro forma financial effects of the mergers on Aetna’s estimated cash EPS and GAAP EPS for its fiscal years 2016 to 2018 using various financial forecasts and other data provided to Citi by Aetna with respect to the businesses of Aetna and Humana, as well as publicly available financial forecasts and other data relating to the businesses of Aetna and Humana. Citi noted that the mergers are expected to be dilutive for 2016 and accretive for each of the fiscal years 2017 to 2018 to Aetna’s estimated cash EPS and dilutive in fiscal years 2016 and 2017 and accretive in fiscal year 2018 to Aetna’s estimated GAAP EPS.

Miscellaneous

Under the terms of Citi’s engagement, Aetna has agreed to pay Citi for its financial advisory services in connection with the mergers an aggregate fee of approximately $45 million, $5 million of which was payable upon delivery by Citi of the opinion and the remainder of which is payable upon completion of the mergers. Subject to certain limitations, Aetna also has agreed to reimburse Citi, subject to certain conditions, for reasonable and documented travel and other reasonable and documented out-of-pocket expenses incurred by Citi in performing its services, including reasonable and documented fees and expenses of its legal counsel, and to indemnify Citi and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Citi and an affiliate engaged in the commercial lending business have agreed to provide or arrange financing for the mergers, including acting as joint lead underwriter, joint lead initial purchaser and joint lead placement agent in connection with the issuance of debt securities, as lender, joint lead arranger, joint bookrunner and sole administrative agent on a syndicated senior unsecured 364-day bridge loan facility to be used by Aetna in connection with the mergers in the event Aetna cannot timely raise alternative financing and as lender, joint lead arranger, joint bookrunner and sole administrative agent on a syndicated senior unsecured term loan facility to be used by Aetna in connection with the mergers, and Citi or such affiliate may participate in any refinancing of such syndicated senior unsecured term loan facility, for which services such entities would receive compensation. For a more complete description of Aetna’s financing for the mergers, see the section entitled “—Description of Debt Financing” beginning on page 153 of this joint proxy statement/prospectus.

Citi and its affiliates in the past have provided, and are currently providing, services to Aetna and certain of its affiliates and Humana and certain of its affiliates, unrelated to the mergers, for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, having acted in November 2014 as joint bookrunner in connection with the issuance by Aetna of $750 million of 3.500% senior notes due 2024, having acted in March 2014 as co-manager in connection with the issuance by Aetna of $375 million of 2.200% senior notes due 2019 and $375 million of 4.750% senior notes due 2044, having acted in November 2012 as co-manager in connection with the issuance by Aetna of $500 million of 1.50% senior notes due 2017, $1 billion of 2.75% senior notes due 2022 and $500 million of 4.125% senior notes due 2042, having acted in September 2012 as bookrunner on a $2 billion bridge loan facility for Aetna, having acted in May 2012 as joint bookrunner in connection with the issuance by Aetna of $250 million of 1.750% senior notes due 2017 and $500 million of 4.500% senior notes due 2042, having acted in March 2012 as joint lead arranger on a $1.5 billion revolving credit facility for Aetna, including having acted in September 2012 with respect to the incremental increase of $500 million of such revolving credit facility, having acted in September 2014 as co-manager in connection with the issuance by Humana of $400 million of 2.625% senior notes due 2019, $600 million of 3.850% senior notes due 2024 and $750 million of 4.950% senior notes due 2044, having acted in July 2013 as bookrunner on a $1 billion revolving credit facility refinancing for Humana and having acted in December 2012 as co-manager in connection with the issuance by Humana of $600 million of 3.150% senior notes due 2022 and $400 million of 4.625% senior notes due 2042. For services rendered during the two-year period prior to July 2, 2015, Citi and its affiliates received aggregate fees of approximately $30.2 million from Aetna and approximately $6.0 million from Humana. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of Aetna and Humana for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates may maintain other relationships with Aetna, Humana and their respective affiliates.

Aetna selected Citi to provide certain financial advisory services in connection with the mergers based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Opinion of Lazard Frères & Co. LLC

Aetna has retained Lazard as one of its financial advisors to advise the Aetna board of directors in connection with the mergers. On July 2, 2015, at a meeting of the Aetna board of directors held to evaluate the transactions contemplated by the merger agreement, Lazard rendered to the Aetna board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 2, 2015, to the effect that, as of such date and based upon and subject to assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration to be paid by Aetna in the transaction was fair, from a financial point of view, to Aetna.

The full text of Lazard’s written opinion, dated July 2, 2015, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this joint proxy statement/prospectus as Annex E and is incorporated into this joint proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex E. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Aetna board of directors for the information and assistance of Aetna’s board of directors in connection with its evaluation of the mergers and only addressed the fairness, from a financial point of view, to Aetna of the merger consideration to be paid by Aetna in the merger as of the date of Lazard’s opinion. Aetna did not request Lazard to consider, and Lazard’s opinion did not address, the relative merits of the mergers as compared to any other transaction or business strategy in which Aetna might engage or the merits of the underlying decision by Aetna to engage in the mergers. Lazard’s opinion was not intended to and does not constitute a recommendation to any shareholders as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the prices at which Aetna common shares or shares of Humana common stock may trade at any time subsequent to the announcement of the mergers.

The following is a summary of Lazard’s opinion. You are urged to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the merger agreement;

•	Reviewed certain publicly available historical business and financial information relating to Aetna and Humana;

•	Reviewed various financial forecasts and other data prepared by Humana relating to the business of Humana, and adjustments thereto prepared by Aetna, including the adjusted Humana projections, which are summarized in the section entitled “Unaudited Prospective Financial Information—Adjusted Humana Projections” beginning on page 139 of this joint proxy statement/prospectus, various financial forecasts and other data prepared by Aetna relating to the business of Aetna, including the Aetna projections, which are summarized in the section entitled “Unaudited Prospective Financial Information—Aetna Projections” beginning on page 140 of this joint proxy statement/prospectus, and the estimated synergies;

•	Held discussions with members of the senior management of Humana with respect to the business and prospects of Humana, and with members of the senior management of Aetna with respect to the businesses and prospects of Humana and Aetna and reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Aetna to be realized from the mergers;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believes to be generally relevant in evaluating the businesses of Humana and Aetna, respectively;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believes to be generally relevant in evaluating the businesses of Humana and Aetna, respectively;

•	Reviewed historical stock prices and trading volumes of Humana common stock and Aetna common shares;

•	Reviewed the potential pro forma financial impact of the mergers on Aetna based on the financial forecasts referred to above relating to Humana and Aetna; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard has not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Humana or Aetna or concerning the solvency or fair value of Humana or Aetna, and Lazard was not furnished with any such valuation or appraisal. Aetna’s management advised Lazard (and Lazard therefore assumed) that the financial forecasts prepared by Aetna, including those related to projected synergies and other benefits anticipated by the management of Aetna to be realized from the mergers, reflect the best currently available estimates and judgments as to the future financial performance of Aetna and Humana, respectively, and such synergies and other benefits. In addition, Lazard assumed, with the consent of Aetna, that such financial forecasts and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of Aetna, that the mergers would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of Aetna, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the mergers would not have an adverse effect on Aetna, Humana or the mergers. Lazard further assumed, with the consent of Aetna, that the mergers, taken together, will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the mergers, nor did its opinion address any legal, tax, regulatory or accounting matters or potential financial implications of such matters, as to which Lazard understands that Aetna obtained such advice as it deemed necessary from qualified professionals. While Lazard’s opinion addressed the merger consideration to be paid by Aetna in the merger, Lazard expressed no view or opinion as to any other terms or other aspects of the mergers, including, without limitation, the form or structure of the mergers or any agreements entered into in connection with, or contemplated by, the mergers. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the mergers, or class of such persons, relative to the merger consideration or otherwise. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

In preparing its opinion to the Aetna board of directors, Lazard performed a variety of financial and comparative analyses. The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction that was summarized for the Aetna board of directors by Lazard in connection with rendering its opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial or summary description. In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Lazard believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Aetna or Humana. No company, business or transaction used in Lazard’s analyses is identical to Aetna or Humana or the mergers, and such analyses may not necessarily utilize all companies or businesses that could be deemed comparable to Aetna or Humana. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The merger consideration was determined through negotiations between Aetna and Humana and was approved by the Aetna board of directors. Lazard was not requested to, and it did not, recommend the specific merger consideration payable in the merger or advise that any given merger consideration constituted the only appropriate consideration for the merger. The decision to enter into the merger agreement was solely that of the Aetna and Humana boards of directors and the opinion of Lazard was only one of many factors taken into consideration by the Aetna board of directors in its evaluation of the mergers. Consequently, the analyses described below should not be viewed as determinative of the views of the Aetna board of directors or Aetna’s management with respect to the mergers or the merger consideration.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 2, 2015 and is not necessarily indicative of current market conditions.

The merger consideration to be paid by Aetna in the merger consists of (1) 0.8375 of an Aetna common share per share of Humana common stock plus (2) $125.00 in cash per share of Humana common stock. Based on the closing price per Aetna common share on the NYSE on July 2, 2015, the last trading day before the public announcement of the mergers, the merger consideration represented approximately $230.11 in value per share of Humana common stock.

Humana Discounted Cash Flow Analysis—Stand-Alone

Based on the adjusted Humana projections, Lazard performed a discounted cash flow analysis of Humana to calculate the estimated present value, as of June 30, 2015, of the unlevered free cash flows that Humana was forecasted to generate on a stand-alone basis during the fiscal years 2015 (second half) through 2020. Lazard also calculated estimated terminal values for Humana by applying a perpetual growth rate range of 2.00% to 3.00%. The unlevered free cash flows and terminal values were discounted to present value using discount rates ranging from 7.00% to 8.00%. The discount rates applicable to Humana were based on Lazard’s judgment of an estimated range of weighted average cost of capital for Humana. This analysis resulted in an implied per share equity reference range, rounded to the nearest $0.25, for Humana on a standalone basis of $178.75 to $270.25, as compared to the implied value of the merger consideration of $230.11.

Humana Discounted Cash Flow Analysis—with Synergies

Based on the adjusted Humana projections, Lazard performed a discounted cash flow analysis of the estimated synergies to calculate the estimated present value, as of June 30, 2015, of the unlevered free cash flows that the estimated synergies were forecasted to generate on a net basis during the fiscal years 2016 through 2020. Lazard also calculated estimated terminal values for the estimated synergies by applying a perpetual growth rate range of 0.00% to 1.00%. The unlevered free cash flows and terminal values were discounted to present value using discount rates ranging from 7.00% to 8.00%, as described above, based on an estimated range of weighted average cost of capital for Humana. This analysis resulted in an implied equity reference range per share of Humana common stock for the estimated synergies of $46.75 to $62.71. Applying the estimated present value of the estimated synergies to the results of the discounted cash flow analysis of Humana described above resulted in an implied per share equity reference range including estimated synergies, rounded to the nearest $0.25, for Humana of $225.50 to $333.00, as compared to the implied value of the merger consideration of $230.11.

Humana Selected Comparable Companies Analysis

Lazard reviewed and analyzed selected large-cap public managed care companies that it viewed as reasonably comparable to Humana. In performing these analyses, Lazard reviewed and analyzed certain publicly available financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Humana. Specifically, Lazard compared Humana to the large cap MCOs.

For purposes of this analysis, Lazard focused primarily on the large cap MCOs, given their scale, scope and operational comparability to Humana. Lazard also reviewed publicly available financial information, implied multiples and market trading data for two Medicaid-focused companies, Centene Corporation and Molina Healthcare, Inc., given Humana’s government business.

Although none of the selected companies is directly comparable to Humana, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which for purposes of analysis Lazard considered similar to Humana. In order for this analysis to reflect unaffected trading prices and market multiples, Lazard used the closing stock prices as of May 28, 2015 (the last trading day prior to market speculation regarding a transaction involving Humana) for each of the large cap MCOs and Humana.

Lazard calculated and reviewed various financial multiples and ratios for Humana and each of the large cap MCOs, including, among other things, (1) the multiple (which is referred to in this joint proxy statement/prospectus as the EV/EBITDA multiple) of enterprise value (which is calculated as equity value, plus debt, plus minority interests, less parent cash and cash equivalents) to 2016 estimated EBITDA, (2) the cash P/E multiple of share price to estimated 2016 cash EPS, and (3) the GAAP P/E multiple of share price to estimated 2016 GAAP EPS. The results of this analysis are summarized in the following table:

	EV/EBITDA 2016E		Cash P/E 2016E		GAAP P/E 2016E
High	10.0	x	18.4	x	19.3	x
Mean	9.5		15.0		15.6
Median	9.5		14.4		15.2
Low	9.0		12.6		13.1

Lazard also noted that (1) Centene’s 2016E EV/EBITDA, 2016E cash P/E and 2016E GAAP P/E were 9.6x, 21.7x and 22.3x, respectively, and (2) Molina’s 2016E EV/EBITDA, 2016E cash P/E and 2016E GAAP P/E were 6.9x, 17.1x and 17.8x, respectively. Based on the results of the foregoing analysis and Lazard’s professional judgment, Lazard applied selected ranges of multiples to estimated 2016 data for Humana based on the adjusted Humana projections. For the EV/EBITDA multiple, Lazard applied a selected range of multiples of 8.0x to 10.0x to the estimated 2016 EBITDA of Humana. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.25, for Humana on a standalone basis of $161.75 to $205.75, as compared to the implied value of the merger consideration of $230.11. For the cash P/E multiple, Lazard applied a selected range of multiples of 15.0x to 17.5x to the estimated 2016 cash EPS of Humana. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.25, for Humana on a standalone basis of $148.75 to $173.50, as compared to the implied value of the merger consideration of $230.11. For the GAAP P/E multiple, Lazard applied a selected range of multiples of 15.5x to 18.0x to the estimated 2016 GAAP EPS of Humana. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.25, for Humana on a standalone basis of $148.75 to $172.50, as compared to the implied value of the merger consideration of $230.11.

Selected Precedent Transactions Analyses

Lazard reviewed and analyzed certain publicly available financial information of target companies in selected precedent merger and acquisition transactions since 2011 involving companies it viewed as relevant. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to the target companies involved in the selected transactions and compared such information to the corresponding information for Humana.

Lazard noted that there are few relevant precedent transactions, given Humana’s operational profile compared to the targets involved in precedent transactions. For informational purposes only, Lazard also reviewed similar financial information and transaction multiples relating to the target companies involved in certain transactions from 2003 through early 2007, but these transactions were not included in the calculations derived from this analysis.

Although none of the selected precedent transactions or the target companies party to such transactions is directly comparable to the transactions contemplated by the merger agreement or to Humana, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions contemplated by the merger agreement and/or involve targets that, for purposes of analysis, may be considered similar to Humana.

For each of the selected transactions, Lazard calculated, to the extent information was publicly available, enterprise value as a multiple of LTM EBITDA based on the selected transaction’s announcement date. Lazard used the parent company’s cash and cash equivalents to calculate net debt and transaction value. The selected transactions reviewed and the results of this analysis were as follows:

Date	Acquiror	Target	Enterprise Value/LTM EBITDA
August 20, 2012	Aetna Inc.	Coventry Health Care, Inc.	8.1x
July 9, 2012	Wellpoint Inc.	Amerigroup Corp.	16.2x
October 24, 2011	CIGNA Corp.	HealthSpring, Inc.	7.6x

Based on Lazard’s professional judgment after taking into account, among other things, such observed multiples, Lazard applied multiples of 7.5x to 16.0x to Aetna management’s estimate of Humana’s June 30, 2015 LTM EBITDA. This analysis resulted in an implied per share equity reference range, rounded to the nearest $0.25, for Humana on a standalone basis of $130.25 to $295.00, as compared to the implied value of the merger consideration of $230.11.

Other Analyses

The analyses and data relating to Humana described below were presented to the Aetna board of directors for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Humana Historical Trading Analysis

Lazard reviewed historical data with regard to the unaffected closing prices of Humana common stock for the 5-year period to and including May 28, 2015. During the 52-week period to and including May 28, 2015, the closing price of shares of Humana common stock ranged from a low of $115.97 to a high of $182.79 per share, and during the 52-week period to and including July 2, 2015, the closing price of shares of Humana common stock reached a high of $214.92 per share.

Analyst Price Targets Analysis

Lazard reviewed publicly available share price targets of fourteen Wall Street research analysts for Humana common stock as of May 28, 2015. The range of these target prices was $147.00 to $200.00, with a mean of $173.25 and a median of $178.50. Lazard also reviewed publicly available share price targets of sixteen Wall Street research analysts for Humana common stock from May 29, 2015 to July 2, 2015. The range of these target prices was $147.00 to $230.00, with a mean of $192.92 and a median of $188.00.

Premiums Paid Analysis

Lazard performed a premiums paid analysis based on premiums paid in U.S. merger and acquisition transactions since January 1, 2009 involving U.S. healthcare target companies with a transaction value in excess of $1 billion, based on data from Securities Data Company and company filings.

Lazard observed 1-day premiums ranging from 24% to 64% across the data set in the 25th to the 75th percentile of such transactions. Lazard also observed 1-day premiums ranging from 28% to 37% in the deals of size $20 billion or greater in transaction value in the 25th to the 75th percentile of transactions. Furthermore, Lazard observed 1-day premiums of 22% to 41% in the 25th to the 75th percentile across the transactions involving a mix of cash and stock.

Based on the foregoing analyses and Lazard’s professional judgment (including, without limitation, the size of the range obtained), Lazard applied a range of premiums from 20% to 40% to the unaffected Humana common stock closing price on May 28, 2015 to calculate an implied equity value per share range, rounded to the nearest $0.25, for Humana of $214.00 to $249.75.

In addition to performing the above valuation analyses of Humana’s equity value per share, as well as the other analyses for informational purposes only described above, Lazard performed valuation analyses of Aetna’s equity value per share, to evaluate the form and amount of merger consideration to be paid in the merger. The following paragraphs summarize the Aetna valuation analyses.

Aetna Discounted Cash Flow Analysis

Based on the Aetna projections, Lazard performed a discounted cash flow analysis of Aetna to calculate the estimated present value of the unlevered free cash flows that Aetna was forecasted to generate during the fiscal years 2015 (second half) through 2020. Lazard also calculated estimated terminal values for Aetna by applying a perpetual growth rate range of 2.00% to 3.00%. The unlevered free cash flows and terminal values were discounted to present value using discount rates ranging from 7.00% to 8.00%. The discount rates applicable to Aetna were, as described above, based on Lazard’s judgment of an estimated range of weighted average cost of capital based on an analysis of the selected comparable companies. This analysis resulted in an implied per share equity reference range, rounded to the nearest $0.25, for Aetna on a standalone basis of $108.50 to $167.50, as compared to the $116.39 price per Aetna common share as of May 28, 2015.

Aetna Selected Comparable Companies Analysis

Based on an analysis of the large cap MCOs and Humana, discussed above in the “Humana Selected Comparable Companies Analysis” and Lazard’s professional judgment, Lazard selected ranges of multiples to estimated 2016 data for Aetna based on the Aetna projections (as discussed above). For the EV/EBITDA multiple, Lazard applied a selected range of multiples of 8.5x to 10.0x to the estimated 2016 EBITDA of Aetna. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.25, for Aetna on a standalone basis of $113.00 to $136.75. For the cash P/E multiple, Lazard applied a selected range of multiples of 14.0x to 16.0x to the estimated 2016 cash EPS of Aetna. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.25, for Aetna on a standalone basis of $115.75 to $132.25. For the GAAP P/E multiple, Lazard applied a selected range of multiples of 14.5x to 16.5x to the estimated 2016 GAAP EPS of Aetna. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.25, for Aetna on a standalone basis of $113.25 to $128.75.

Other Analyses

The analyses and data relating to Aetna described below were presented to the Aetna board of directors for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Analyst Price Targets Analysis

Lazard reviewed publicly available share price targets of eighteen Wall Street research analysts for Aetna common shares as of May 28, 2015. The range of these target prices was $100.00 to $135.00. Lazard also reviewed publicly available share price targets of fourteen Wall Street research analysts for Aetna common shares from May 29, 2015 to July 2, 2015. The range of these target prices was $120.00 to $159.00.

Aetna Historical Trading Analysis

Lazard reviewed historical data with regard to the closing prices of Aetna common shares for the 52-week period to and including May 28, 2015. During the 52-week period to and including May 28, 2015, the closing price of Aetna common shares ranged from a low of $73.43 to a high of $116.39.

Additional Analyses

Exchange Ratio Analysis

Using the results of (i) the discounted cash flow analyses on a standalone basis, (ii) the discounted cash flow analysis of Humana including estimated synergies with the standalone discounted cash flow analysis of Aetna, and (iii) the selected comparable companies analyses described above, Lazard calculated the exchange ratio that would be implied for the stock component of the merger consideration based on such valuations. This analysis involved a calculation of the relative values implied for Humana common stock and Aetna common shares (i.e., implied Humana share value divided by implied Aetna share value), excluding the cash component of the merger consideration. In order to derive the ranges implied by this analysis, on the low end of such range, Lazard calculated the result obtained by dividing (x) the low end of the derived valuation range for Humana from the relevant analysis (as described above) less $125 per share (to reflect the cash component of the merger consideration) by (y) the high end of the derived valuation range for Aetna from the relevant analysis (as described above) less $52.82 per share (to reflect the impact per Aetna common share of the payment of the cash component of the merger consideration) and, on the high end of such range, Lazard calculated the result obtained by dividing (a) the high end of the derived valuation range for Humana from the relevant analysis (as described above) less $125 per share by (b) the low end of the derived valuation range for Aetna from the relevant analysis (as described above) less $52.82 per share. These calculations were done using the implied reference ranges resulting from the valuation analyses described in the first sentence of this paragraph. The results of these calculations implied the following ranges of exchange ratios for the stock component of the merger consideration: (i) the standalone discounted cash flow analyses implied a range of exchange ratios for the stock component of the merger consideration of 0.4687x to 2.6084x; (ii) the discounted cash flow analysis of Humana including estimated synergies with the standalone discounted cash flow analysis of Aetna implied a range of exchange ratios for the stock component of the merger consideration of 0.8763x to 3.7353x; and (iii) the selected comparable companies analyses implied a range of exchange ratios for the stock component of the merger consideration of 0.2830x to 1.3417x. Lazard noted, for informational purposes only, that the “unaffected” 52-week trading ranges of the two companies would imply a range of exchange ratios for the stock component of the merger consideration from “not meaningful” to 2.8034x and the analyst price targets for the two companies would imply a range of exchange ratios for the stock component of the merger consideration from 0.2677x to 1.5895x. Lazard compared these ranges to the fixed exchange ratio of 0.8375x for the stock component of the merger consideration.

Potential Pro Forma Financial Impact Analysis

Lazard analyzed the potential pro forma financial effects of the mergers on Aetna’s estimated cash EPS and GAAP EPS for fiscal years 2017 to 2018 using various financial forecasts and other data provided to Lazard by Aetna with respect to the businesses of Aetna and Humana, as well as other data relating to the businesses of Aetna and Humana. Lazard noted that the mergers are expected to be accretive to Aetna’s estimated cash EPS for each of the fiscal years 2017 to 2018 and dilutive in fiscal year 2017 and accretive in fiscal year 2018 to Aetna’s estimated GAAP EPS.

Miscellaneous

The Aetna board of directors selected Lazard to act as one of its financial advisors in connection with the mergers based on Lazard’s qualifications, experience, reputation and familiarity with Aetna and Humana and their respective businesses. Lazard is an internationally recognized investment banking firm providing a broad range of financial advisory and securities services. Lazard, as part of its investment banking business, is continually engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for other purposes.

In connection with Lazard’s services as Aetna’s financial advisor with respect to the mergers, Aetna has agreed to pay Lazard an aggregate fee of $15 million, $5 million of which became payable upon the rendering of Lazard’s opinion and the remainder of which is payable upon completion of the mergers. Subject to certain limitations, Aetna also has agreed to reimburse Lazard, subject to certain conditions, for its reasonable and documented out-of-pocket expenses incurred in connection with Lazard’s engagement with respect to the mergers, and to indemnify Lazard and related persons against certain liabilities arising out of its engagement. Lazard and its affiliates have not provided any other financial advisory, securities or other services to Aetna or Humana in the two-year period prior to July 2, 2015. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Aetna, Humana and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Aetna, Humana and certain of their respective affiliates.

Unaudited Prospective Financial Information

Neither Aetna nor Humana generally publishes its business plans and strategies or makes external disclosures of its anticipated financial position or results of operations, other than, in each case, providing, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.

Humana Projections

In connection with the evaluation of the mergers, Humana’s management prepared certain unaudited forecasts of Humana’s projected future financial results on a stand-alone, pre-merger basis, which are referred to in this joint proxy statement/prospectus as the Humana projections. The Humana projections were provided to Goldman Sachs for purposes of Goldman Sachs conducting its financial analyses in connection with the mergers summarized under “—Opinion of Humana’s Financial Advisor” beginning on page 113 of this joint proxy statement/prospectus. In addition, Humana’s board of directors reviewed the Humana projections as part of its evaluation of the mergers and, at the meetings of Humana’s board of directors on June 26, 2015 and July 2, 2015, in connection with its review of the analyses performed by Goldman Sachs. The Humana projections (other than unlevered free cash flow, but including certain line items included in the definition of Humana unlevered free cash flow) were also provided to Aetna in connection with Aetna’s evaluation of the mergers and due diligence review of Humana. Aetna provided such projections to Citi and Lazard for purposes of their respective financial analyses in connection with the mergers.

The Humana projections reflect various assumptions and estimates that Humana’s management made in good faith at the time that the Humana projections were prepared, including, without limitation, (i) with respect to earnings per share information, that Humana, as a stand-alone company, would continue to repurchase shares of its common stock in the ordinary course of business; (ii) a stable Medicare Advantage rate environment and secular claims trend; (iii) growth in the Medicare Advantage market in line with industry expectations; (iv) increased consumer engagement with Healthcare Services offerings and resulting fixed cost leverage; and (v) certain other matters referred to below under “—General” beginning on page 89 of this joint proxy statement/prospectus.

The following table presents a summary of the Humana projections.

	Year Ending December 31,
	2015P	2016P	2017P	2018P	2019P	2020P
	(dollars in millions, except for per share amounts)
Humana Total Revenue	$54,132	$56,643	$63,210	$68,842	$74,784	$81,448
Humana Net Income	1,272	1,567	1,702	1,959	2,261	2,553
Humana 2015 Adjusted Earnings Per Share/Humana GAAP Earnings Per Share(1)	8.43	10.62	11.63	13.48	15.65	17.74
Humana EBITDA(2)	3,062	3,556	3,888	4,378	4,916	5,443
Humana Unlevered Free Cash Flow(3)	836	1,265	1,107	1,332	1,518	1,656

(1)	This row of this table includes Humana 2015 adjusted earnings per share, which means Humana earnings per share, excluding the gain on the 2015 sale of Concentra Inc., with respect to the year ending December 31, 2015, and Humana earnings per share, calculated in accordance with GAAP, with respect to the other years for which amounts are shown in this row.
(2)	Humana EBITDA means earnings before interest (other than investment income) and taxes, excluding depreciation and amortization calculated consistent with Humana’s consolidated income statement presentation and, with respect to the year ending December 31, 2015, the gain on the sale of Concentra Inc.
(3)	Humana unlevered free cash flow means earnings before interest (other than investment income) and taxes, adjusted for taxes, plus depreciation and amortization calculated consistent with Humana’s consolidated income statement presentation and less capital expenditures and cash retained for risk-based capital.

Humana 2015 adjusted earnings per share, Humana EBITDA and Humana unlevered free cash flow, as presented above, are each a non-GAAP financial measure. This information was prepared for use by Goldman Sachs in performing certain of its financial analyses in connection with the mergers. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

Adjusted Humana Projections

In connection with its evaluation of the mergers, Aetna prepared a version of the Humana projections, reflecting certain adjustments to those projections made by Aetna in light of, among other things, a review of the Humana projections, discussions with Humana’s management regarding its businesses and future prospects, and Aetna’s views on Humana’s businesses and future prospects and certain macroeconomic and industry trends. The following adjusted EBITDA and unlevered free cash flow projections relating to Humana were also calculated, based on Aetna’s adjusted version of the Humana projections, for use by Citi and Lazard in performing certain of their respective financial analyses in connection with the mergers. Aetna’s adjusted version of the Humana projections, together with such adjusted EBITDA and unlevered free cash flow projections, are referred to in this joint proxy statement/prospectus as the adjusted Humana projections. Aetna directed each of Citi and Lazard to use (and each of Citi and Lazard accordingly used) the adjusted Humana projections for purposes of their respective financial analyses in connection with the mergers (see “—Opinions of Aetna’s Financial Advisors” beginning on page 120 of this joint proxy statement/prospectus). The Aetna board of directors also reviewed and considered a summary of the adjusted Humana projections in connection with its review of Citi’s financial analyses at the meetings of the Aetna board of directors on June 26, 2015 and June 30, 2015 and Citi and Lazard’s respective financial analyses at the meeting of the Aetna board of directors on July 2, 2015 (see “—Background of the Mergers” beginning on page 89 of this joint proxy statement/prospectus).

The adjusted Humana projections reflect the same assumptions and estimates that Aetna made in connection with the preparation of the Aetna management projections, as described below under “—Aetna Projections” beginning on page 140 of this joint proxy statement/prospectus.

The following table presents a summary of the adjusted Humana projections.

	Year Ending December 31,
	2015P		2016P	2017P	2018P	2019P	2020P
	(dollars in millions, except for per share amounts)
Humana Total Revenue	$54,132		$55,465	$60,038	$63,913	$67,986	$72,367
Humana Net Income	1,204		1,417	1,502	1,804	2,128	2,421
Humana 2015 Adjusted Earnings Per Share/Humana GAAP Earnings Per Share(1)	7.98		9.59	10.25	12.41	14.72	16.82
Humana Adjusted EBITDA(2)	3,083		3,359	3,585	4,163	4,744	5,272
Humana Unlevered Free Cash Flow(3)	292	(4)	1,219	1,024	1,502	1,721	1,907

(1)	This row of this table includes Humana 2015 adjusted earnings per share, which means Humana earnings per share, excluding the gain on the sale of Concentra Inc., with respect to the year ending December 31, 2015, and Humana earnings per share, calculated in accordance with GAAP, with respect to the other years for which amounts are shown in this row. The Humana earnings per share values in this row were calculated using share count information consistent with the Humana projections.
(2)	Humana adjusted EBITDA means earnings before interest and taxes (other than investment income), excluding all depreciation and amortization and, with respect to the year ending December 31, 2015, the gain on the sale of Concentra Inc.
(3)	Humana unlevered free cash flow means Humana adjusted EBITDA (as defined in the immediately preceding footnote (2)), less unlevered cash taxes, less capital expenditures, and less risk-based capital infusions.
(4)	Represents projected Humana unlevered free cash flow for the period from July 1, 2015 through December 31, 2015.

Humana 2015 adjusted earnings per share, Humana adjusted EBITDA and Humana unlevered free cash flow, as presented above, are each a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

Aetna Projections

In connection with Humana’s evaluation of the mergers, Aetna made available to Humana and Goldman Sachs certain unaudited prospective financial information relating to Aetna on a stand-alone, pre-merger basis, which is referred to in this joint proxy statement/prospectus as the Aetna management projections. The Aetna management projections were also provided to each of Citi and Lazard for purposes of their respective financial analyses in connection with the mergers. The Aetna board of directors also reviewed and considered the Aetna management projections in connection with its review of Citi’s financial analyses at the meetings of the Aetna board of directors on June 26, 2015 and June 30, 2015 and Citi’s and Lazard’s respective financial analyses at the meeting of the Aetna board of directors on July 2, 2015.

The Aetna management projections reflect numerous assumptions and estimates that Aetna made in good faith, including, without limitation, (i) with respect to the projections of operating earnings per share, that Aetna, as a stand-alone company, would continue to repurchase its common shares in the ordinary course of business; (ii) that macroeconomic conditions will remain stable, both in the U.S. and globally; (iii) that the Patient Protection and Affordable Care Act will not be repealed or defunded; (iv) that the interest rate environment will remain stable; (v) that competitor pricing will remain rational; (vi) that commercial medical cost trends will be in line with recent experience; (vii) that the Medicare Advantage and managed Medicaid rate environments will remain stable and membership in those programs will continue to grow in line with recent trends; (viii) that consumers will continue to take on greater decision-making and financial responsibility with respect to their healthcare; (ix) that providers will remain receptive to partnering with Aetna on value-based contracting to reduce the cost of care, improve quality and provide consumers with better healthcare experiences; and (x) certain other matters referred to below under “—General” beginning on page 89 of this joint proxy statement/prospectus.

The following table presents a summary of the Aetna management projections.

	Year Ending December 31,
	2015P	2016P	2017P	2018P	2019P	2020P
	(dollars in millions, except for per share amounts)
Aetna Operating Revenue(1)	$61,422	$64,483	$71,942	$80,877	$91,534	$102,715
Aetna Operating Earnings Per Share(2)	7.45	8.27	9.22	10.36	12.06	14.05

(1)	Aetna operating revenue means total revenue excluding net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of Aetna’s business nor reflect Aetna’s underlying business performance.

(2)	Aetna operating earnings per share means (i) net income attributable to Aetna, excluding amortization of other acquired intangible assets, net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of Aetna’s business nor reflect Aetna’s underlying business performance, divided by (ii) the projected diluted weighted average number of Aetna common shares.

Aetna operating revenue and Aetna operating earnings per share, as presented above, are each a non-GAAP financial measure. Aetna prepared this information as part of its ordinary course internal business and strategic planning process, and not for external disclosure. As part of this process, Aetna’s management uses Aetna operating earnings to make decisions regarding Aetna’s operations and the allocation of resources among Aetna’s businesses. Aetna operating earnings is also the measure reported to Aetna’s Chief Executive Officer for these purposes. Amortization of other acquired intangible assets relates to Aetna’s acquisition activities. However, this amortization does not directly relate to the underwriting or servicing of products for customers and is not directly related to the core performance of Aetna’s business operations. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna’s business operations. Aetna is not able to project the amount of future net realized capital gains or losses or any other items excluded from Aetna operating revenue or Aetna operating earnings per share as defined in the immediately preceding footnotes (1) and (2), respectively (other than estimated amortization of other acquired intangible assets and projected transaction and integration-related costs related to previous acquisitions), and therefore cannot reconcile projected Aetna operating revenue to projected Aetna total revenue, projected Aetna operating earnings to projected net income attributable to Aetna or projected Aetna operating earnings per share to projected net income attributable to Aetna per share in any period. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

Certain other unaudited prospective financial information relating to Aetna on a stand-alone, pre-merger basis was calculated, based on the Aetna management projections, for use by Citi and Lazard in performing certain of their respective financial analyses in connection with the mergers, including, in the case of the following unlevered free cash flow projections, Citi’s and Lazard’s respective illustrative discounted cash flow analyses, in each case as described under “—Opinions of Aetna’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” and “—Opinions of Aetna’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” beginning on pages 120 and 129, respectively, of this joint proxy statement/prospectus. This information is referred to in this joint proxy statement/prospectus as the supplemental Aetna projections, and together with the Aetna management projections, the Aetna projections. The Aetna board of directors reviewed and considered the supplemental Aetna projections in connection with its review of Citi’s financial analyses at the meetings of the Aetna board of directors on June 26, 2015 and June 30, 2015 and Citi’s and Lazard’s respective financial analyses at the meeting of the Aetna board of directors on July 2, 2015. The supplemental Aetna projections were not, however, provided to Humana or Goldman Sachs.

The following table presents a summary of the supplemental Aetna projections.

	Year Ending December 31,
	2015P		2016P	2017P	2018P	2019P	2020P
	(dollars in millions)
Aetna Adjusted EBITDA(1)	$5,251		$5,730	$6,272	$6,822	$7,713	$8,745
Aetna Unlevered Free Cash Flow(2)	1,083	(3)	2,728	2,224	2,290	2,467	2,916

(1)	Aetna adjusted EBITDA means net income attributable to Aetna before interest expense, income taxes, depreciation and amortization, excluding net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of Aetna’s business nor reflect Aetna’s underlying business performance.
(2)	Aetna unlevered free cash flow means Aetna adjusted EBITDA (as defined in the immediately preceding footnote (1)), less unlevered cash taxes, less capital expenditures, and less risk-based capital infusions.

(3)	Represents projected Aetna unlevered free cash flow for the period from July 1, 2015 through December 31, 2015.

Aetna adjusted EBITDA and Aetna unlevered free cash flow, as presented above, are each a non-GAAP financial measure. This information was prepared for use by Citi and Lazard in performing certain of their respective financial analyses in connection with the mergers. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna’s business operations. Aetna is not able to project the amount of future net realized capital gains or losses or any other items excluded from Aetna adjusted EBITDA (as defined in the immediately preceding footnote (1)) (other than projected transaction and integration-related costs related to previous acquisitions) and therefore cannot reconcile projected Aetna adjusted EBITDA to net income attributable to Aetna or Aetna unlevered free cash flow to net cash provided by operating activities in any period. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

Adjusted Aetna Projections

In connection with its evaluation of the mergers, Humana prepared a version of the Aetna projections, reflecting certain adjustments to those projections, or in the case of the following unlevered free cash flow projections, calculated by Humana’s management based on the Aetna projections, expectations of Humana’s management regarding Aetna’s financial prospects and based on the due diligence Humana conducted on Aetna. These adjusted projections are referred to in this joint proxy statement/prospectus as the adjusted Aetna projections, and together with the Humana projections, the adjusted Humana projections and the Aetna projections, as the parties’ projections. The adjusted Aetna projections were provided to Goldman Sachs for purposes of Goldman Sachs conducting its financial analyses in connection with the mergers. Humana’s board of directors reviewed the adjusted Aetna projections as part of its evaluation of the mergers and, at the meetings of Humana’s board of directors on June 26, 2015 and July 2, 2015, in connection with its review of the analyses performed by Goldman Sachs.

The adjusted Aetna projections reflect various assumptions and estimates that Humana’s management made in good faith, including, without limitation, (i) Humana management’s industry forecasts for the growth and margin profile of commercial risk business and the growth of the commercial ASO business generally; (ii) a stable Medicare Advantage rate environment and secular claims trend; (iii) growth in the Medicare Advantage market in line with the growth reflected in the Humana projections; and (iv) certain other matters referred to below under “—General” beginning on page 89 of this joint proxy statement/prospectus.

The following table presents a summary of the adjusted Aetna projections.

	Year Ending December 31,
	2015P	2016P	2017P	2018P	2019P	2020P
	(dollars in millions, except for per share amounts)
Aetna Operating Revenue(1)	$61,419	$65,294	$70,846	$77,263	$84,529	$92,712
Aetna Operating Earnings Per Share(1)	7.35	7.65	8.29	9.00	10.03	11.16
Aetna Adjusted EBITDA(1)	5,181	5,350	5,734	6,077	6,634	7,258
Adjusted Aetna Unlevered Free Cash Flow(2)	2,241	2,132	2,150	2,300	2,515	2,741

(1)	Each of Aetna operating revenue, Aetna operating earnings per share and Aetna adjusted EBITDA has the meaning set forth above under “—Aetna Projections” beginning on page 140 of this joint proxy statement/prospectus.
(2)

Adjusted Aetna unlevered free cash flow means net income attributable to Aetna, excluding amortization of other acquired intangible assets, net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of Aetna’s business nor reflect Aetna’s underlying business performance, excluding taxes, interest expense and amounts attributable to non-controlling interests, adjusted for taxes, plus depreciation and amortization and less capital expenditures and cash retained for risk-based capital.

Aetna operating revenue, Aetna operating earnings per share, Aetna adjusted EBITDA and adjusted Aetna unlevered free cash flow, as presented above, are each a non-GAAP financial measure. This information was prepared for use by Goldman Sachs in performing certain of its financial analyses in connection with the mergers. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

General

The summaries of the parties’ projections included above are being provided to give Aetna’s shareholders and Humana’s stockholders access to certain non-public information that was made available to Aetna, Humana and their respective boards of directors and financial advisors in connection with the parties’ evaluation of the mergers. The parties’ projections were, in general, prepared solely for internal use and are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the parties’ projections reflect numerous assumptions and estimates that the parties preparing such projections made in good faith at the time such projections were prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the applicable party. These assumptions are inherently uncertain, were made as of the date the parties’ projections were prepared, and may not be reflective of actual results, either since the date such projections were prepared, now or in the future, in light of changed circumstances, economic conditions, or other developments. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the parties’ projections were prepared. The parties’ projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Aetna or Humana, as applicable.

Important factors that may affect actual results and cause the parties’ projections not to be achieved include risks and uncertainties relating to Aetna’s and Humana’s businesses (including their abilities to achieve their respective strategic goals, objectives and targets over applicable periods; the managed care industry; the regulatory environment; general business and economic conditions; and other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 61 and 71, respectively, of this joint proxy statement/prospectus, as well as the risk factors with respect to Aetna’s and Humana’s respective businesses contained in their most recent SEC filings, which readers are urged to review, which may be found as described under “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus). In addition, the parties’ projections cover multiple future years, and such information by its nature is less reliable in predicting each successive year. The parties’ projections also do not take into account any circumstances or events occurring after the date on which they were prepared and do not give effect to the transactions contemplated by the merger agreement, including the mergers, and also do not take into account the effect of any failure of the mergers to be completed. The parties’ projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the parties’ projections. Accordingly, there can be no assurance that the parties’ projections will be realized or that actual results will not be significantly lower than projected.

The parties’ projections were not prepared with a view toward complying with GAAP (including because certain metrics are non-GAAP measures as discussed above), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Aetna’s nor Humana’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the parties’ projections, nor has any of them expressed any opinion or any other form of assurance on the parties’ projections or the achievability of the results reflected in the parties’ projections, and none of them assumes any responsibility for, and each of them disclaims any association with, the parties’ projections. The reports of Aetna’s and Humana’s independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to Aetna’s and Humana’s historical financial information, respectively, and no such report extends to the parties’ projections or should be read to do so.

The inclusion of the parties’ projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Aetna, Humana or their respective affiliates, advisors or representatives considered the parties’ projections to be predictive of actual future events, and the parties’ projections should not be relied on as such. None of Aetna, Humana or their respective affiliates, advisors, officers, employees, directors or representatives can give you any assurance that actual results will not differ from the parties’ projections, and none of those persons undertakes any obligation to update or otherwise revise or reconcile the parties’ projections to reflect circumstances existing after the date the parties’ projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the parties’ projections are shown to be in error. Neither Aetna nor Humana intends to publicly update or make any other revision to the parties’ projections. None of Aetna, Humana or any of their respective affiliates, advisors, officers, employees, directors or representatives has made or makes any representation to any Aetna shareholder, Humana stockholder or any other person regarding Aetna’s or Humana’s ultimate performance compared to the parties’ projections or that the results reflected therein will be achieved. Neither Aetna nor Humana has made any representation to the other, in the merger agreement or otherwise, concerning the parties’ projections. For the reasons described above, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the parties’ projections.

Regulatory Approvals Required for the Mergers

General

Aetna and Humana have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the mergers, which reasonable best efforts include contesting any proceeding brought by a governmental authority seeking to prohibit completion of the mergers or seeking damages or to impose any terms or conditions in connection with the merger. In using its reasonable best efforts, under the terms of the merger agreement, Aetna is required to take all actions and do all things necessary, proper or advisable to complete the mergers in connection with (i) the expiration or early termination of the waiting period relating to the merger under the HSR Act, (ii) any other antitrust law or (iii) the required governmental authorizations, except that Aetna is not required to take any action or agree to any term or condition in connection with those matters if that action, term or condition would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect. In addition, in connection with obtaining the regulatory approvals required to complete the mergers, (x) neither Aetna nor Humana is required to take any action or agree to any term or condition that is not conditioned upon completion of the mergers and (y) Humana is not permitted to take any action or agree to any term or condition without Aetna’s consent.

The obligation of each of Aetna, Humana and Merger Subs to effect the mergers is conditioned upon, among other things, the expiration or early termination of the applicable waiting period under the HSR Act and the required governmental authorizations having been made or obtained and being in full force and effect. See “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 161 of this joint proxy statement/prospectus.

Department of Justice, Federal Trade Commission and Other U.S. Antitrust Authorities

Under the HSR Act, certain transactions, including the merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the DOJ or the

FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

Aetna and Humana each filed its respective required HSR notification and report with respect to the mergers on July 16, 2015. On August 19, 2015, Aetna re-filed its premerger notification under the HSR Act with the DOJ and FTC, which initiated a new waiting period that will expire on September 18, 2015, unless it is extended by a request for additional information or terminated earlier.

At any time before or after the mergers are completed, either the DOJ or the FTC could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition approval of the mergers upon the divestiture of assets of Aetna, Humana or their respective subsidiaries or impose restrictions on Aetna’s post-merger operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including, without limitation, seeking to enjoin completion of the mergers or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under some circumstances.

Federal and State Regulatory Approvals

Pursuant to federal laws and regulations and the insurance laws and regulations and, in some instances, the healthcare laws and regulations of certain states, and pursuant to certain licenses and contracts of certain of Humana’s subsidiaries, applicable federal and state regulatory authorities must approve, or be notified of, Aetna’s acquisition of control of Humana’s health maintenance organizations, insurance companies, pharmacy businesses and other regulated entities. To obtain these approvals and provide such notices, Aetna, or the applicable Aetna subsidiary, and in some instances Humana, or the applicable Humana regulated entity, as the case may be, has filed or will file acquisition of control and material modification or similar statements, notices or applications, as required by federal law or regulation and the insurance and healthcare laws and regulations of each applicable state or the Humana regulated entities’ licenses and contracts.

Other Governmental Approvals

Neither Aetna nor Humana is aware of any material governmental approvals or actions that are required for completion of the mergers other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Timing; Challenges by Governmental and Other Entities

There can be no assurance that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that any of the governmental or other entities described above, including the DOJ, the FTC, U.S. state attorneys general, state insurance regulators and private parties, will not challenge the mergers on antitrust or competition grounds and, if such a challenge is made, there can be no assurance as to its result.

Subject to certain conditions, if the mergers are not completed on or before the end date, either Aetna or Humana may terminate the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 183 of this joint proxy statement/prospectus.

Appraisal Rights for Humana Stockholders

Holders of Humana common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL (which is referred to in this joint proxy statement/prospectus as Section 262), holders of shares of Humana common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) at the effective time of the merger (which is referred to in this joint proxy statement/prospectus as completion of the merger) judicially determined and paid to them in cash. Humana is required to send a notice that appraisal rights are available in connection with the merger to each Humana stockholder not less than 20 days prior to the Humana special meeting. This joint proxy statement/prospectus constitutes that notice to Humana stockholders.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights under Delaware law. This summary is qualified in its entirety by reference to Section 262, a copy of which is attached to this joint proxy statement/prospectus as Annex B. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Humana common stock” are to a record holder or holders of shares of Humana common stock. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Humana stockholders of record who desire to exercise their appraisal rights must do all of the following: (i) not vote in favor of the proposal to adopt the merger agreement, (ii) deliver a written demand for appraisal of the stockholder’s Humana shares in the manner set forth below to the Secretary of Humana before the vote on the proposal to adopt the merger agreement at the Humana special meeting, (iii) continuously hold the Humana shares of record from the date of making the demand through completion of the merger and (iv) otherwise comply with the requirements of Section 262. Within 10 days after the effective date of the merger, the surviving corporation must provide notice of the effective date of the merger to all stockholders who have delivered a written demand for appraisal in compliance with Section 262 and not voted in favor of the merger.

Only a holder of record of Humana common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners of shares of Humana common stock who are not record owners and who desire to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares. Any holder of shares held in “street name” who desires to exercise appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial holder of shares desiring to exercise appraisal rights with respect to such shares which are held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or other financial institution that the demand for appraisal must be made by the record holder of the shares, which might be the name of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Humana of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of the holder’s Humana shares. Humana stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Humana, 500 West Main Street, Louisville, Kentucky 40202, Attention: Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its Humana shares. The written demand must be delivered to Humana prior to the taking of the vote on the adoption of the merger agreement at the Humana special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the adoption of the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder seeking to demand appraisal must not vote its shares of Humana common stock in favor of the adoption of the merger agreement. An executed proxy from a holder of shares of Humana common stock that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement and will cause the stockholder’s right of appraisal to be lost. Therefore, a Humana stockholder who desires to exercise appraisal rights should either (x) refrain from executing and submitting the enclosed Humana proxy card or (y) vote against the adoption of the merger agreement or affirmatively register an abstention with respect thereto.

Within 120 days after completion of the merger, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any stockholder or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. There is no present intent on the part of Humana, as the surviving corporation, or on the part of Humana LLC, as the surviving company of the subsequent merger, to file an appraisal petition and Humana stockholders seeking to exercise appraisal rights should not assume that Humana will file such a petition or that Humana or Aetna will initiate any negotiations with respect to the fair value of such shares. Accordingly, Humana stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after completion of the merger, any Humana stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from Humana or Humana LLC as the surviving company of the subsequent merger a statement setting forth the aggregate number of shares of Humana common stock not voted in favor of the merger and with respect to which demands for appraisal were received and the number of holders of such shares. A person who is the beneficial owner of Humana shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed, the Delaware Court of Chancery will hold a hearing to determine the stockholders who have complied with Section 262 and who become entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded appraisal for their shares and who hold Humana shares represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Humana common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After the Delaware Court of Chancery determines the stockholders entitled to appraisal rights, it will determine the fair value of the Humana shares as of the completion of the merger, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is permitted to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Humana stockholders considering seeking an appraisal of their Humana shares should bear in mind that the fair value of their Humana shares determined under Section 262 could be more than, the same as, or less than the merger consideration, and that opinions of investment banking firms as to the fairness from a financial point of view of the merger consideration are not opinions as to fair value under Section 262. Neither Aetna nor Humana anticipates offering more than the applicable merger consideration to any Humana stockholder exercising appraisal rights, and each of Aetna and Humana may assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Humana common stock is less than the applicable merger consideration.

The costs of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each stockholder involved in an appraisal proceeding is responsible for his or her attorneys’ and expert witness fees in connection with the proceeding, although upon application of any such stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any Humana stockholder who has duly demanded appraisal in compliance with Section 262 will not, after completion of the merger, be entitled to vote for any purpose any Humana shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record of Humana shares at a date prior to completion of the merger.

At any time within 60 days after completion of the merger, any Humana stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the merger consideration. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of Humana, as the surviving corporation, or Humana LLC, as the surviving company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the merger consideration. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any Humana stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within 60 days after completion of the merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for exercising appraisal rights under Section 262. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by Section 262, a copy of which is attached as Annex B to this joint proxy statement/prospectus.

Failure to comply with all the procedures set forth in Section 262 will result in the loss of a Humana stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights with respect to your Humana shares, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

No Appraisal or Dissenters’ Rights for Aetna Shareholders

Under the Pennsylvania Business Corporation Law, which is referred to in this joint proxy statement/prospectus as the PBCL, holders of Aetna common shares will not be entitled to appraisal or dissenters’ rights in connection with the mergers.

Material U.S. Federal Income Tax Consequences

General

The following summary discusses the material U.S. federal income tax consequences of the mergers to U.S. holders (as defined below). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations, and judicial decisions as in effect as of the date of this joint proxy statement/prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. holder” is a beneficial owner of Humana common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion addresses only the consequences of the exchange of shares of Humana common stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of the U.S. holder’s particular circumstances, or to a U.S. holder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a U.S. holder that exercises appraisal rights;

•	a U.S. holder that holds Humana common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a U.S. holder that acquired Humana common stock through the exercise of compensatory options or stock purchase plans or otherwise as compensation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Humana common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Humana common stock should consult its tax advisors.

This discussion of material U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any alternative minimum tax, any non-income tax or any non-U.S., state or local tax consequences of the mergers or the potential application of the Medicare contribution tax on net investment income. Accordingly, each Humana stockholder should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the mergers.

Tax Opinions

Based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the completion of the mergers, it is the opinion of Davis Polk, counsel to Aetna, and Fried Frank, counsel to Humana (such counsel together with Aetna’s counsel are referred to in this joint proxy statement/prospectus as tax counsel), that the mergers, taken together, will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and that Aetna and Humana will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code (such opinions are referred to in this joint proxy statement/prospectus as the reorganization opinions). Aetna and Humana intend that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Aetna and Humana will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. It is a condition to the obligation of each of Aetna and Humana to complete the mergers that each receive an opinion from its respective tax counsel substantially to this effect (such opinions are referred to in this joint proxy statement/prospectus as the closing reorganization opinions).

The reorganization opinions have relied, and the closing reorganization opinions will rely, on (1) representations and covenants made by Aetna and Humana, including those contained in certificates of officers of Aetna and Humana, and (2) specified assumptions, including an assumption regarding the completion of the mergers in the manner contemplated by the merger agreement. In addition, the reorganization opinions have assumed, and tax counsel’s ability to provide the closing reorganization opinions will depend on, the absence of changes in existing facts or in law between the date of this joint proxy statement/prospectus and the closing date of the mergers. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the closing reorganization opinions and the tax consequences of the mergers could differ from those described herein and in the reorganization opinions.

U.S. Federal Income Tax Consequences of the Mergers

Based on the reorganization opinions and subject to the qualifications set forth above, in the opinion of tax counsel the material U.S. federal income tax consequences of the mergers are set forth below in “—U.S. Federal Income Tax Consequences to Aetna and Humana” and “—U.S. Federal Income Tax Consequences to U.S. Holders.”

U.S. Federal Income Tax Consequences to Aetna and Humana

Neither Aetna nor Humana will recognize gain or loss for U.S. federal income tax purposes as a result of the mergers.

U.S. Federal Income Tax Consequences to U.S. Holders

A U.S. holder will not recognize any loss on the exchange, and will recognize gain (if any) in an amount equal to the lesser of: (i) the amount of cash received by the U.S. holder (excluding cash received in lieu of a fractional Aetna common share); and (ii) the excess of the sum of the amount of cash received (excluding cash received in lieu of a fractional Aetna common share) and the fair market value on the closing date of the mergers of the Aetna common shares received (including any fractional Aetna common share deemed received, as discussed below) by the U.S. holder over the U.S. holder’s adjusted tax basis in the shares of Humana common stock surrendered in the mergers. If a U.S. holder receives cash in lieu of a fractional Aetna common share, such U.S. holder will be treated as if the fractional share had been issued and then redeemed by Aetna for cash. A U.S. holder will recognize gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received in lieu of the fractional Aetna common share and the U.S. holder’s adjusted tax basis in the fractional share deemed received (described below).

Any gain recognized with respect to shares of Humana common stock generally will be capital gain, and generally will be long-term capital gain if the shares have been held for more than one year on the closing date of the mergers. It is possible, however, that a U.S. holder would instead be required to treat all or part of such gain as dividend income if the receipt of cash by such U.S. holder had the effect of a distribution of a dividend, which is referred to in this joint proxy statement/prospectus as a dividend equivalent transaction. A U.S. Holder with a relatively minimal stock interest in Aetna and Humana that experiences a reduction in its proportionate interest in Aetna as a result of the mergers generally should not be regarded as having had a dividend equivalent transaction as a result of the mergers. However, because the potential for dividend equivalent transaction treatment depends primarily on individual circumstances, including the application of constructive ownership rules, a U.S. holder should consult its tax advisor as to whether its receipt of cash in the mergers will be treated as capital gain or dividend income under the Code.

A U.S. holder will have an aggregate adjusted tax basis in the Aetna common shares received in the mergers (including any fractional share deemed received) equal to the aggregate adjusted tax basis of the shares of Humana common stock surrendered in the mergers, increased by the amount of gain, if any, recognized, including any portion of the gain that is treated as a dividend (but excluding gain recognized with respect to the deemed redemption of a fractional share), and decreased by the amount of cash received (excluding any cash received in lieu of a fractional share). A U.S. holder’s adjusted tax basis in the Aetna common shares received in the mergers (including a fractional share deemed received) will be allocated between the Aetna common shares actually received and any fractional share deemed received in accordance with their respective fair market values.

The holding period of the Aetna common shares received in exchange for shares of Humana common stock in the mergers will include the holding period of the shares of Humana common stock surrendered in the mergers.

In the case of a U.S. holder that holds shares of Humana common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of shares of Humana common stock.

The opinions set forth herein represent the best legal judgment of tax counsel. An opinion of tax counsel neither binds the IRS, nor precludes the IRS or the courts from adopting a contrary position. Neither Aetna nor Humana have requested, and neither intends to obtain, a ruling from the IRS regarding the tax consequences of the mergers. Accordingly, each Humana stockholder should consult its tax advisor to determine the particular tax consequences of the mergers to such holder, including the tax consequences if the IRS were to successfully challenge the qualification of the mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

Reporting

Humana stockholders who owned (i) at least five percent (by vote or value) of the total outstanding stock of Humana or (ii) Humana common stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the mergers are completed that contains the information listed in Treasury regulations Section 1.368-3(b). Such statement must include the stockholder’s tax basis in its Humana common stock and the fair market value of such stock.

Backup Withholding and Information Reporting

Information returns are required to be filed with the IRS in connection with cash payments from a disposition of shares of Humana common stock by a U.S. holder pursuant to the mergers, unless the U.S. holder is an exempt recipient. Backup withholding at a rate of 28% will apply to cash paid in the transaction to a U.S. holder, unless the U.S. holder (i) furnishes a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding on the IRS Form W-9 included in the letter of transmittal to be delivered to such U.S. holder following the completion of the mergers or (ii) establishes an exemption from backup withholding.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Accounting Treatment

The mergers will be accounted for as an acquisition of a business. Aetna will record assets acquired and liabilities assumed from Humana primarily at their respective fair values at the date of completion of the mergers. Any excess of the purchase price (as described under Note 4. Estimate of Consideration Expected to be Transferred under “Aetna and Humana Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 44 of this joint proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Aetna after completion of the mergers will reflect Humana’s balances and results after completion of the transaction but will not be restated retroactively to reflect the historical financial condition or results of operations of Humana. The earnings of Aetna following completion of the mergers will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on interest expense and amortization expense. Intangible assets with indefinite useful lives, if any, and goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Aetna determines that tangible or intangible assets (including goodwill) are impaired, Aetna would record an impairment charge at that time.

Listing of Aetna Common Shares and Delisting and Deregistration of Humana Common Stock

Application will be made to have the Aetna common shares to be issued in the merger approved for listing on the NYSE, where Aetna common shares are currently traded. If the merger is completed, Humana common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

Litigation Relating to the Mergers

As of August 27, three putative class action complaints have been filed by purported Humana stockholders challenging the mergers, two in the Circuit Court of Jefferson County, Kentucky and one in the Court of Chancery of the State of Delaware. The complaints are captioned Solak v. Broussard et al., Civ. Act. No. 15CI03374 (Kentucky state court), Litwin v. Broussard et al., Civ. Act. No. 15CI04054 (Kentucky state court) and Scott v. Humana Inc. et al., C.A. No. 11323-VCL (Delaware state court). The complaints name as defendants each member of Humana’s board of directors, Aetna, Merger Subs and, in the case of the Delaware complaint, Humana. The complaints generally allege, among other things, that the individual members of Humana’s board of directors breached their fiduciary duties owed to the stockholders of Humana by entering into the merger agreement, approving the mergers, and failing to take steps to maximize the value of Humana to its stockholders, and that Aetna, Merger Subs and, in the case of the Delaware complaint, Humana aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the merger undervalues Humana, that the process leading up to the execution of the merger agreement was flawed, that the members of Humana’s board of directors improperly placed their own financial interests ahead of those of

Humana’s stockholders, and that certain provisions of the merger agreement improperly favor Aetna and impede a potential alternative transaction. Among other remedies, the complaints seek equitable relief rescinding the merger agreement and enjoining the defendants from completing the mergers as well as costs and attorneys’ fees. On August 20, 2015, the parties in the Kentucky state cases filed a stipulation and proposed order with the court to consolidate those cases into a single action captioned In re Humana Inc. Shareholder Litigation, Civ. Act. No. 15CI03374. Defendants believe that the complaints are entirely without merit.

Description of Debt Financing

Overview

In connection with the mergers, Aetna has entered into a bridge credit agreement with the bridge lenders pursuant to which the bridge lenders have agreed to provide a 364-day senior unsecured bridge loan facility in an aggregate amount of up to $13.0 billion. A copy of the bridge credit agreement is filed as an exhibit to the Current Report on Form 8-K filed by Aetna on July 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus. You are urged to read the bridge credit agreement carefully.

In connection with the mergers, Aetna also has entered into a term loan agreement with the term lenders pursuant to which the term lenders have agreed to provide a senior unsecured three year term loan facility in an aggregate amount of up to $3.2 billion. A copy of the term loan agreement is filed as an exhibit to the Current Report on Form 8-K filed by Aetna on July 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus. You are urged to read the term loan agreement carefully.

In connection with the mergers, Aetna also has entered into the third amendment to the revolving credit agreement with the revolving lenders pursuant to which the revolving lenders have agreed to increase their commitments under the revolving credit agreement from $2.0 billion to $3.0 billion. A copy of the third amendment to the revolving credit agreement is filed as an exhibit to the Current Report on Form 8-K filed by Aetna on July 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. A summary of the terms of the revolving credit agreement may be found in Aetna’s Current Reports on Form 8-K filed on March 28, 2012, September 27, 2012, March 5, 2015 and July 31, 2015, which summary is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus. You are urged to read the revolving credit agreement, as amended by the third amendment, carefully.

Bridge Loan

Pursuant to the terms of the bridge credit agreement, the proceeds of the bridge loan will be available upon the satisfaction of certain conditions precedent on completion of the mergers and, if drawn, will be used to finance, in part, the cash component of the merger consideration and to pay fees and expenses incurred in connection with the mergers. The bridge loan will mature on the 364th day after completion of the mergers.

Conditions Precedent

The bridge lenders’ obligation to fund the bridge loan is subject to several conditions, including completion of the mergers, the non-occurrence of a company material adverse effect (as such term is defined in the bridge credit agreement), the accuracy of certain representations and warranties related to both Aetna and Humana, the absence of certain defaults by Aetna, Aetna’s satisfaction of a maximum ratio of consolidated total indebtedness to adjusted consolidated capitalization, Aetna’s and Humana’s delivery of certain financial statements, the termination of Humana’s existing credit agreement, Aetna having used commercially reasonable efforts to cause the Aetna senior notes to be issued and other conditions to completion more fully set forth in the bridge credit agreement.

Interest

At the option of Aetna, borrowings under the bridge credit agreement will bear interest at either a base rate or at the London Interbank Offered Rate, which is referred to in this joint proxy statement/prospectus as LIBOR, plus, in each case, an applicable margin. The applicable margin will range from 0.00-0.25% with respect to the base rate, and 0.75-1.25% with respect to LIBOR, based on the ratings of Aetna’s long-term senior unsecured debt (as such term is defined in the bridge credit agreement), and subject to increase, beginning 90 days after completion of the mergers, based on how long the bridge loan is outstanding.

Base Rate Option

Interest will be at the base rate plus an applicable margin based on the ratings of Aetna’s long-term senior unsecured debt, calculated on the basis of the actual number of days elapsed in a year of 360 days (or, in the case of the use of the Prime Rate, 365 or 366 days) and payable quarterly in arrears. The base rate will be, for any day, a fluctuating rate per annum equal to the highest of (i) the rate of interest publicly announced by Citibank, N.A. as its Prime Rate (provided that the Prime Rate will not be less than 0.0%); (ii) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus one-half of 1.00%; and (iii) LIBOR, for an interest period of one month beginning on such day plus 1.00%.

LIBOR Option

Interest will be determined based on interest periods to be selected by Aetna of one, two, three or six months and will be at an annual rate equal to LIBOR for the corresponding deposits of U.S. dollars, plus the applicable margin based on the ratings of Aetna’s long-term senior unsecured debt. Interest will be paid at the end of each interest period and will be calculated on the basis of the actual number of days elapsed in a year of 360 days.

Covenants and Events of Default

The bridge credit agreement contains covenants relating to the following subjects:

•	delivery of financial statements and other notices and information;

•	conduct of business and maintenance of existence and insurance;

•	limitation on liens;

•	consolidations, mergers and sales of assets;

•	use of proceeds;

•	compliance with laws (including Federal Reserve margin regulations), anti-corruption laws and sanctions;

•	inspection of property, books and records;

•	payment of obligations; and

•	a covenant limiting restricted payments, with exceptions for the payment of regular cash dividends, share repurchases pursuant to share repurchase programs announced by Aetna in an aggregate amount not to exceed $2,500,000,000 and special cash dividends in an aggregate amount not to exceed $1,000,000,000.

In addition, the bridge credit agreement includes a financial covenant that the ratio of consolidated total indebtedness to adjusted consolidated capitalization (defined as the sum of consolidated total indebtedness and adjusted consolidated net worth) at each quarter-end shall not exceed 0.50 to 1.00.

The bridge credit agreement also contains certain events of default, limited to nonpayment of principal when due; nonpayment of interest or fees within five business days of due date; violation of covenants (subject to grace periods in the case of certain affirmative covenants and the limitation on liens); inaccuracy of representations and warranties in any material respect when made or deemed made; payment default or default resulting in or permitting acceleration in respect of indebtedness of $100,000,000 or more; bankruptcy or insolvency events; change in control; undischarged judgments in excess of $50,000,000; and certain events under the Employee Retirement Income Security Act of 1974.

Term Loan

Pursuant to the terms of the term loan agreement, the proceeds of the term loan will be available upon the satisfaction of certain conditions precedent on completion of the mergers and, if drawn, will be used to finance, in part, the cash component of the merger consideration and to pay fees and expenses incurred in connection with the mergers. The term loan is pre-payable without premium or penalty and will mature on the third anniversary of the completion of the mergers.

Conditions Precedent

The term lenders’ obligation to fund the term loan is subject to several conditions, including completion of the mergers, the non-occurrence of a company material adverse effect (as such term is defined in the term loan agreement), the accuracy of certain representations and warranties related to both Aetna and Humana, the absence of certain defaults by Aetna, Aetna’s satisfaction of a maximum ratio of consolidated total indebtedness to adjusted consolidated capitalization, Aetna’s and Humana’s delivery of certain financial statements, the termination of Humana’s existing credit agreement, and other conditions to completion more fully set forth in the term loan agreement.

Interest

At the option of Aetna, borrowings under the term loan agreement will bear interest at either a base rate or at LIBOR, plus, in each case, an applicable margin. The applicable margin will range from 0.00-0.50% with respect to the base rate, and 0.75-1.50% with respect to LIBOR, based on the ratings of Aetna’s long-term senior unsecured debt (as such term is defined in the term loan agreement).

Base Rate Option

Interest will be at the base rate plus an applicable margin based on the ratings of Aetna’s long-term senior unsecured debt, calculated on the basis of the actual number of days elapsed in a year of 360 days (or, in the case of the use of the Prime Rate, 365 or 366 days) and payable quarterly in arrears. The base rate will be, for any day, a fluctuating rate per annum equal to the highest of (i) the rate of interest publicly announced by Citibank, N.A. as its Prime Rate (provided that the Prime Rate will not be less than 0.0%); (ii) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus one-half of 1.00%; and (iii) LIBOR, for an interest period of one month beginning on such day plus 1.00%.

LIBOR Option

Interest will be determined based on interest periods to be selected by Aetna of one, two, three or six months and will be at an annual rate equal to LIBOR for the corresponding deposits of U.S. dollars, plus the applicable margin based on the ratings of Aetna’s long-term senior unsecured debt. Interest will be paid at the end of each interest period and will be calculated on the basis of the actual number of days elapsed in a year of 360 days.

Covenants and Events of Default

The term loan agreement contains covenants relating to the following subjects:

•	delivery of financial statements and other notices and information;

•	conduct of business and maintenance of existence and insurance;

•	limitation on liens;

•	consolidations, mergers and sales of assets;

•	use of proceeds;

•	compliance with laws (including Federal Reserve margin regulations), anti-corruption laws and sanctions;

•	inspection of property, books and records;

•	payment of obligations; and

•	a covenant limiting restricted payments, with exceptions for the payment of regular cash dividends, share repurchases pursuant to share repurchase programs announced by Aetna in an aggregate amount not to exceed $2,500,000,000 and special cash dividends in an aggregate amount not to exceed $1,000,000,000.

In addition, the term loan agreement includes a financial covenant that the ratio of consolidated total indebtedness to adjusted consolidated capitalization (defined as the sum of consolidated total indebtedness and adjusted consolidated net worth ) at each quarter-end shall not exceed 0.50 to 1.00.

The term loan agreement also contains certain events of default, limited to nonpayment of principal when due; nonpayment of interest or fees within five business days of due date; violation of covenants (subject to grace periods in the case of certain affirmative covenants and the limitation on liens); inaccuracy of representations and warranties in any material respect when made or deemed made; payment default or default resulting in or permitting acceleration in respect of indebtedness of $100,000,000 or more; bankruptcy or insolvency events; change in control; undischarged judgments in excess of $50,000,000; and certain events under the Employee Retirement Income Security Act of 1974.

Revolving Credit Agreement

Pursuant to the third amendment to the revolving credit agreement, the lenders agreed to increase their aggregate commitments under the existing revolving credit agreement by $1.0 billion, to a maximum aggregate amount of revolving loans and letters of credit outstanding of $3.0 billion, subject to certain conditions precedent. The third amendment also modifies the calculation of total debt for the purposes of determining compliance prior to the completion of the merger with certain covenants to exclude debt incurred by the Aetna or its subsidiaries to finance the mergers, the other financing transactions related to the mergers and/or the payment of fees and expenses incurred in connection therewith so long as either (i) the net proceeds of such debt are set aside to finance the mergers, the other financing transactions related to the mergers and/or the payment of fees and expenses incurred in connection therewith or (ii) such debt is subject to mandatory redemption in the event that the merger agreement is terminated or expires.

Conditions Precedent

The effectiveness of the increase in commitments under the existing revolving credit agreement is subject to various conditions precedent including: (i) the completion of the mergers; (ii) the accuracy of certain representations and warranties related to Aetna; (iii) termination of Humana’s existing credit agreement; and (iv) other customary conditions each as more fully described in the third amendment.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Aetna, Humana or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement are made by Aetna, Humana and Merger Subs only for the purposes of the merger agreement and are qualified and subject to certain limitations and exceptions agreed to by Aetna, Humana and Merger Subs in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Aetna, Humana or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Structure of the Mergers

The merger agreement provides for the merger, in which Merger Sub 1 will be merged with and into Humana, with Humana surviving the merger as a wholly owned subsidiary of Aetna, and immediately following the merger, the subsequent merger, in which Humana will be merged with and into Merger Sub 2, with Merger Sub 2 surviving the subsequent merger as a wholly owned subsidiary of Aetna.

After the completion of the merger and before the completion of the subsequent merger, the certificate of incorporation set forth as Exhibit A to the merger agreement and the by-laws of Merger Sub 1 in effect immediately prior to completion of the merger will be the certificate of incorporation and by-laws, respectively, of Humana, as the surviving corporation in the merger, in each case until amended in accordance with applicable law. After completion of the merger and before completion of the subsequent merger, the directors of Merger Sub 1 and the officers of Humana immediately prior to the completion of the merger will be the directors and officers, respectively, of Humana, as the surviving corporation in the merger, in each case until their successors are duly elected or appointed and qualified in accordance with the surviving corporation’s certificate of incorporation, by-laws and applicable law.

After the completion of the subsequent merger, the certificate of formation and the limited liability company agreement of Merger Sub 2 in effect immediately prior to completion of the subsequent merger will be the certificate of formation and limited liability company agreement, respectively, of the surviving company in the subsequent merger, in each case until amended in accordance with applicable law, except that the name of the surviving company reflected therein will be “Humana LLC.” After completion of the subsequent merger, the managers of Merger Sub 2 and the officers of the surviving corporation immediately prior to the completion of the subsequent merger will be the managers and officers, respectively, of the surviving company, in each case until their successors are duly elected or appointed and qualified in accordance with the surviving company’s certificate of formation, limited liability company agreement and applicable law.

Completion and Effectiveness of the Mergers

Each of the mergers will be completed and become effective at such time as the certificate of merger for such merger is duly filed with the Delaware Secretary of State (or at such later time as agreed to by Humana and Aetna and specified in such certificate of merger). Unless another date and time are agreed to by Aetna and Humana, completion of the mergers will occur on the third business day following satisfaction or, to the extent permitted by applicable law, waiver, of the conditions to completion of the mergers (other than those conditions that by their nature are to be satisfied at completion of the mergers, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the time of completion) described under “—Conditions to Completion of the Mergers” beginning on page 161 of this joint proxy statement/prospectus.

As of the date of this joint proxy statement/prospectus, Aetna and Humana expect that the mergers will be completed in the second half of 2016. However, completion of the mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the mergers, which are summarized below. There can be no assurances as to when, or if, the mergers will occur. If the mergers are not completed on or before the initial end date of June 30, 2016, either Aetna or Humana may terminate the merger agreement, unless all conditions to completion of the mergers have been satisfied on the initial end date other than the regulatory approvals condition or the CMS sanctions condition, and either Aetna or Humana elects to extend the initial end date to December 31, 2016, in which case, if the mergers are not completed on or before December 31, 2016, either Aetna or Humana may terminate the merger agreement. The right to terminate the merger agreement after the end date, or to extend the initial end date, will not be available to Aetna or Humana if that party’s breach of any provision of the merger agreement resulted in the failure of the mergers to be completed by the end date. The right to extend the initial end date will not be available to Humana if Humana has not used its reasonable best efforts to cure the impact of any applicable CMS sanction following the imposition or occurrence of such sanction. See “—Conditions to Completion of the Mergers” and “—Termination of the Merger Agreement” beginning on pages 161 and 183, respectively, of this joint proxy statement/prospectus.

Merger Consideration

At completion of the merger, each share of Humana common stock outstanding immediately prior to completion of the merger, except for shares held by Humana as treasury stock, shares owned by Aetna or by any subsidiary of Humana or Aetna and shares with respect to which appraisal rights have been properly exercised in accordance with the DGCL, will be converted into the right to receive $125.00 in cash, without interest, and 0.8375 of an Aetna common share (with cash payable in lieu of any fractional shares as described under “—Fractional Shares” beginning on page 159 of this joint proxy statement/prospectus).

If, between the date of the merger agreement and completion of the merger, any change in the outstanding shares of capital stock of Humana or Aetna occurs as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the merger consideration and any other amounts payable pursuant to the merger agreement will be appropriately adjusted to eliminate the effect of such event thereon.

Fractional Shares

No fractional Aetna common shares will be issued to any holder of shares of Humana common stock upon completion of the merger. Instead, all fractional Aetna common shares that a holder of shares of Humana common stock would otherwise be entitled to receive as a result of the merger will be aggregated and, if a fractional share results from that aggregation, the holder will be entitled to receive cash in an amount determined by multiplying that fraction by the Aetna closing price in lieu of that fractional share. No interest will be paid or accrued on cash payable in lieu of fractional Aetna common shares.

Shares Subject to Properly Exercised Appraisal Rights

The shares of Humana common stock held by Humana stockholders who do not vote for adoption of the merger agreement and who otherwise properly exercise and perfect appraisal rights for their shares in accordance with the DGCL will not be converted into the right to receive the merger consideration to which they would otherwise be entitled pursuant to the merger agreement, but will instead be converted into the right to receive the judicially determined fair value of such shares if the merger is completed. If any Humana stockholder fails to make an effective demand for appraisal or otherwise waives, withdraws or loses his, her or its appraisal rights, such stockholder’s shares will be exchangeable solely for the merger consideration.

Procedures for Surrendering Humana Stock Certificates

The conversion of Humana common stock into the right to receive the merger consideration will occur automatically at the completion of the merger. Prior to the completion of the merger, Aetna will appoint an exchange agent reasonably acceptable to Humana and enter into an exchange agent agreement with the exchange agent reasonably acceptable to Humana providing for the exchange agent to handle the exchange of certificates or book-entry shares representing shares of Humana common stock for the merger consideration. As of the completion of the merger, Aetna will deposit or make available as needed the cash and Aetna common shares comprising the merger consideration payable in respect of Humana common stock. Promptly (but not later than two business days) after completion of the mergers, Aetna will, or will cause the exchange agent to, send a letter of transmittal to each person who is a record holder of Humana common stock at the completion of the merger for use in the exchange and instructions explaining how to surrender Humana stock certificates or transfer uncertificated shares of Humana common stock to the exchange agent.

Humana stockholders who submit a properly completed letter of transmittal, together with their stock certificates (in the case of certificated shares) or other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive the merger consideration into which the shares of Humana common stock were converted in the merger. The Aetna common shares constituting part of such merger consideration will be delivered to Humana stockholders in book-entry form unless a physical certificate is requested by a Humana stockholder or otherwise required under applicable law. After completion of the merger, each certificate that previously represented shares of Humana common stock and each uncertificated share of Humana common stock that previously was registered to a holder on Humana’s stock transfer books, except for shares held by Humana as treasury stock, shares owned by Aetna or by any subsidiary of Humana or Aetna and shares with respect to which appraisal rights have been properly exercised in accordance with the DGCL, will only represent the right to receive the merger consideration into which those shares of Humana common stock have been converted (and cash in lieu of any fractional Aetna common shares as described under “—Fractional Shares” beginning on page 159 of this joint proxy statement/prospectus, and any dividends on the Aetna common shares into which such Humana shares have been converted as described below under “—Procedures for Surrendering Humana Stock Certificates”).

Neither Aetna nor Humana will be responsible for transfer or other similar taxes and fees incurred by holders of Humana common stock in connection with the mergers. Those taxes and fees, if any, will be the sole responsibility of such holders. In addition, if there is a transfer of ownership of Humana common stock that is not registered in the records of Humana’s transfer agent, payment of the merger consideration as described above (and cash in lieu of any fractional Aetna common shares as described under “—Fractional Shares” beginning on page 159 of this joint proxy statement/prospectus, and any dividends on the Aetna common shares into which such Humana shares have been converted as described below under “—Procedures for Surrendering Humana Stock Certificates”) will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated share is properly transferred, and the person requesting the payment must pay to the exchange agent any transfer or other similar taxes required as a result of such payment or satisfy the exchange agent that any transfer or other similar taxes have been paid or that no payment of those taxes is necessary.

After completion of the merger, Aetna will not pay dividends with a record date on or after completion of the merger to any holder of any Humana stock certificates or uncertificated shares of Humana common stock on the Aetna common shares into which such Humana shares have been converted until the holder surrenders the Humana stock certificates or transfers the uncertificated shares of Humana common stock as described above. However, once those certificates or uncertificated shares of Humana common stock are surrendered or transferred, as applicable, Aetna will pay to the holder, without interest, any dividends on the Aetna common shares into which such Humana shares have been converted with a record date on or after completion of the merger that have been paid prior to such surrender or transfer, as applicable.

Treatment of Humana Equity Awards

Humana Stock Options

As of the completion of the merger, each outstanding vested Humana stock option (including those stock options that vest by their terms as of the completion of the merger), will be cancelled and converted into the right to receive a cash amount equal to, for each share of Humana common stock underlying the Humana stock option: the excess, if any, of (i) the sum of (A) $125.00 in cash plus (B) the value equal to the product of the Aetna closing price multiplied by the exchange ratio over (ii) the applicable per share exercise price of the Humana stock option. Each outstanding vested Humana stock option (including those Humana stock options that vest by their terms as of the completion of the merger) with a per-share exercise price greater than or equal to the equity award cash consideration, will be cancelled for no consideration.

Each Humana stock option that is not vested at the time of the completion of the mergers or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), at the completion of the merger, will be assumed by Aetna and will become an option to purchase Aetna common shares on the same terms and conditions, except that (i) the number of Aetna common shares subject to the assumed stock option will equal (A) the number of shares of Humana common stock that were subject to such Humana stock option immediately prior to the completion of the merger, multiplied by (B) the equity award exchange ratio, and (ii) the per-share exercise price will equal the exercise price per share of the Humana stock option immediately prior to the completion of the merger, divided by the equity award exchange ratio.

Humana Restricted Stock Units

Immediately prior to the completion of the merger, each outstanding Humana RSU that provides for accelerated vesting upon the completion of the transactions contemplated by the merger agreement will vest and will be converted into the right to receive, with respect to each share of Humana common stock underlying the Humana RSU, the merger consideration plus a cash amount equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to such Humana RSU.

Each Humana RSU that is not converted into a right to receive the merger consideration and the other amounts referred to above, or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement) will be assumed by Aetna and will be converted into a restricted unit award that settles in, with respect to each share of Humana common stock underlying the Humana RSU, the merger consideration, plus a cash amount equal to the sum of an amount equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to the Humana RSU.

Humana Performance Share Units

Immediately prior to the completion of the merger, each Humana PSU that provides for accelerated vesting upon the completion of the transactions contemplated by the merger agreement will vest and will be converted into the right to receive, with respect to each share of Humana common stock underlying the Humana PSU, the merger consideration, plus a cash amount equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to such Humana PSU. Humana PSUs will be earned assuming the achievement of the maximum level of performance to the extent required by their terms.

Each Humana PSU that is not converted into a right to receive the merger consideration and the other amounts referred to above, or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by Aetna and will be converted into a performance-based unit award (with performance to be determined in accordance with the applicable agreement relating to the Humana PSU) that settles in, with respect to each share of Humana common stock underlying the Humana PSU, the merger consideration, plus an amount in cash equal to the accrued but unpaid dividend equivalent rights as of the completion of the merger relating to the Humana PSU.

Listing of Aetna Common Shares

The merger agreement obligates Aetna to use its reasonable best efforts to cause the Aetna common shares to be issued in the merger to be listed on the NYSE, subject to official notice of issuance, prior to completion of the merger. Approval for listing on the NYSE of the Aetna common shares issuable to Humana stockholders in the merger, subject to official notice of issuance, is a condition to the obligations of Aetna and Humana to complete the mergers.

Governance Following Completion of the Mergers

Corporate Headquarters and Presence. Following completion of the merger, Aetna will maintain the corporate headquarters of the combined company’s Medicare and Medicaid businesses in Louisville, Kentucky, and the surviving company in the subsequent merger will maintain a significant corporate presence in Louisville, Kentucky.

Board of Directors of Aetna. Prior to completion of the merger, Aetna will take all requisite actions so that, as of completion of the merger, the size of the board of directors of Aetna will be expanded to include four members of the board of directors of Humana immediately prior to completion of the merger who are independent with respect to Aetna and jointly designated by Humana and Aetna prior to completion of the mergers. As of the date of this joint proxy statement/prospectus, Aetna and Humana have not made a determination as to which four members of the board of directors of Humana will be designated to Aetna’s board of directors as of the completion of the merger.

Humana Foundation. The assets and liabilities of The Humana Foundation Inc. will not be transferred in connection with the mergers, and after completion of the mergers, The Humana Foundation Inc. will continue to be independently managed by its board of directors.

Conditions to Completion of the Mergers

Mutual Conditions to Completion. The obligation of each of Aetna, Humana and Merger Subs to complete the mergers is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	adoption of the merger agreement by holders of at least 75% of the outstanding shares of Humana common stock in accordance with Humana’s charter and the DGCL;

•	approval of the stock issuance by a majority of all votes cast by holders of outstanding Aetna common shares in accordance with the rules of the NYSE;

•	absence of any applicable law or order being in effect in the U.S. or any of its territories that enjoins, prevents or prohibits completion of either of the mergers;

•	effectiveness of the registration statement for the Aetna common shares to be issued in the merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC; and

•	approval for listing on the NYSE of the Aetna common shares to be issued in the merger, subject to official notice of issuance.

Additional Conditions to Completion for the Benefit of Aetna and Merger Subs. In addition, the obligation of each of Aetna and Merger Subs to complete the mergers is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	both (i) the expiration or early termination of any applicable waiting period relating to the merger under the HSR Act and (ii) the required governmental authorizations having been made or obtained and being in full force and effect, in each case in this bullet without the imposition of any term or condition that would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Humana (see “—Reasonable Best Efforts Covenant” beginning on page 175 of this joint proxy statement/prospectus for the definition of regulatory material adverse effect);

•	the absence since the date of the merger agreement of any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Humana (see “—Definition of ‘Material Adverse Effect’” beginning on page 165 of this joint proxy statement/prospectus for the definition of material adverse effect);

•	the accuracy (subject only to de minimis exceptions) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made in the merger agreement by Humana regarding its capitalization;

•	the accuracy in all material respects as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made in the merger agreement by Humana regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the mergers, fees payable to its financial advisor in connection with the mergers, its ownership of its subsidiaries, the opinion of its financial advisor and the inapplicability of certain antitakeover laws;

•	the accuracy of all other representations and warranties made in the merger agreement by Humana (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties given as of another specified date, as of that date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Humana;

•	performance in all material respects by Humana of the covenants and agreements required to be performed by it at or prior to completion of the merger;

•	receipt of a certificate from an executive officer of Humana confirming the satisfaction of the conditions described in the preceding five bullets;

•

receipt by Aetna of an opinion of counsel substantially to the effect that for U.S. federal income tax purposes (i) the mergers, taken together, will be treated as a “reorganization” within the meaning of

Section 368(a) of the Code and (ii) Humana and Aetna will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code; and

•	(i) CMS not having imposed any sanction involving suspension of marketing, enrollment and/or payment (other than civil monetary penalties that do not involve the suspension of payment) under any Medicare Advantage contract or Medicare Part D contract to which Humana or any of its subsidiaries is a party, (ii) CMS not having terminated any Medicare Advantage contract or Medicare Part D contract to which Humana or any of its subsidiaries is a party and (iii) Humana or any of its subsidiaries not having suspended enrollment or marketing under any Medicare Advantage contract or Medicare Part D contract to which Humana or any of its subsidiaries is a party (each of the items in clauses (i) through (iii) of this bullet is referred to in this joint proxy statement/prospectus as a CMS sanction), in each case which CMS sanctions, individually or in the aggregate with any and all other CMS sanctions, are, or would reasonably be expected to be, material and adverse to Humana and its subsidiaries, taken as a whole (it being understood and agreed that, among other things, the impact (and the reasonably expected impact) on current or future stars rating, membership, revenue, stars bonus payments, open enrollment and earnings, as well as the impact (both positive and negative) (and the reasonably expected impact) of any remediation or other offsetting actions taken by Humana or any of its subsidiaries, will be taken into account in determining if such CMS sanctions, individually or in the aggregate with any and all other CMS sanctions, are, or would reasonably be expected to be, material and adverse to Humana and its subsidiaries, taken as a whole) (which CMS sanctions, if any, are referred to in this joint proxy statement/prospectus as material CMS sanctions) (this condition is referred to in this joint proxy statement/prospectus as the CMS sanctions condition).

Additional Conditions to Completion for the Benefit of Humana. In addition, the obligation of Humana to complete the mergers is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	the expiration or early termination of any applicable waiting period relating to the merger under the HSR Act to the extent required under applicable law to complete the transactions contemplated by the merger agreement;

•	the required governmental authorizations having been made or obtained and being in full force and effect to the extent required under applicable law to complete the transactions contemplated by the merger agreement (this condition, together with the preceding bullet, the corresponding conditions for the benefit of Aetna and Merger Subs, and the condition for the benefit of Humana, Aetna and Merger Subs relating to the absence of any applicable law or order enjoining, preventing or prohibiting completion of either of the mergers, with respect to any applicable law or order relating to the governmental authorizations referred to in this condition, the preceding bullet and in the corresponding condition for the benefit of Aetna and Merger Subs, is referred to in this joint proxy statement/prospectus as the regulatory approvals condition);

•	the absence since the date of the merger agreement of any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Aetna (see “—Definition of ‘Material Adverse Effect’” beginning on page 165 of this joint proxy statement/prospectus for the definition of material adverse effect);

•	the accuracy (subject only to de minimis exceptions) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made in the merger agreement by Aetna regarding its capitalization;

•

the accuracy in all material respects as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made in the merger agreement by Aetna regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the mergers, fees payable to its financial advisors in connection with the mergers, its ownership of its subsidiaries, the opinion of its financial advisors and the inapplicability of certain antitakeover laws;

•	the accuracy of all other representations and warranties made in the merger agreement by Aetna (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties given as of another specified date, as of that date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Aetna;

•	performance in all material respects by Aetna and Merger Subs of the covenants and agreements required to be performed by them at or prior to completion of the merger;

•	receipt of a certificate from an executive officer of Aetna confirming the satisfaction of the conditions described in the preceding five bullets; and

•	receipt by Humana of an opinion of counsel substantially to the effect that for U.S. federal income tax purposes (i) the mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Humana and Aetna will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by both Aetna and Humana that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “—Definition of ‘Material Adverse Effect’” beginning on page 165 of this joint proxy statement/prospectus for the definition of material adverse effect. The representations and warranties in the merger agreement relate to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	due authorization, execution and validity of the merger agreement;

•	governmental and third-party consents necessary to complete the mergers;

•	absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations as a result of the execution, delivery or performance of the merger agreement and completion of the mergers;

•	capitalization;

•	subsidiaries;

•	SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

•	financial statements;

•	information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the mergers;

•	statutory financial statements;

•	loss reserves;

•	capital or surplus maintenance of regulated subsidiaries;

•	conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party, in each case since December 31, 2014;

•	absence of undisclosed material liabilities;

•	compliance with laws, court orders and permits;

•	litigation;

•	tax matters;

•	employees, employee benefit plans and labor matters;

•	intellectual property matters;

•	environmental matters;

•	inapplicability of antitakeover statutes;

•	receipt of fairness opinion(s) from such party’s financial advisor(s);

•	fees payable to financial advisors in connection with the mergers;

•	no ownership of the other party’s common stock; and

•	no other representations and warranties.

Humana also makes representations and warranties relating to, among other things, material contracts, properties, transactions with affiliates and insurance matters.

Aetna also makes representations and warranties relating to, among other things, matters with respect to the debt commitment letter regarding the financing for the mergers.

The representations and warranties in the merger agreement do not survive completion of the mergers.

See “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures” on page 157 of this joint proxy statement/prospectus.

Definition of “Material Adverse Effect”

Many of the representations and warranties in the merger agreement are qualified by “material adverse effect” on the party making such representations and warranties.

For purposes of the merger agreement, “material adverse effect” means, with respect to Aetna or Humana, as the case may be, a material adverse effect on the financial condition, business or results of operations of that party and its subsidiaries, taken as a whole, except that no effect to the extent resulting from any of the following events, changes, developments or occurrences will be taken into account in determining whether there has been a material adverse effect, or whether a material adverse effect would reasonably be expected to occur:

•	any changes in general United States or global economic conditions;

•	any changes in conditions generally affecting the health care, health insurance or managed care industry, or any other industry in which that party or any of its subsidiaries operate;

•	any decline, in and of itself, in the market price or trading volume of that party’s common stock (but not any facts or occurrences giving rise to or contributing to that decline that are not otherwise excluded from the definition of material adverse effect);

•	any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

•	any failure, in and of itself, by that party to meet any internal or published projections, forecasts, estimates or predictions in respect of enrollments, revenues, earnings or other financial or operating metrics for any period (but not any facts or occurrences giving rise to or contributing to that failure that are not otherwise excluded from the definition of material adverse effect);

•	the execution and delivery of the merger agreement, the public announcement or pendency of the merger agreement or the mergers, the taking of any action required or expressly contemplated by the merger agreement or the identity of, or any facts or circumstances relating to any other party to the merger agreement or that other party’s subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of that party or any of its subsidiaries with governmental authorities, customers, providers, suppliers, partners, officers or employees (except with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of the merger agreement or completion of the transactions contemplated by the merger agreement);

•	any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any applicable law of or by any governmental authority;

•	any changes in United States generally accepted accounting principles, statutory accounting principles or actuarial standards of practice (or authoritative interpretations thereof);

•	any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement;

•	any taking of any action at the written request of or with the consent of any other party to the merger agreement (but not any facts or occurrences resulting from that action that are not otherwise excluded from the definition of material adverse effect);

•	any reduction in the credit rating of that party or any of its subsidiaries (but not any facts or occurrences giving rise to or contributing to that reduction that are not otherwise excluded from the definition of material adverse effect);

•	any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions;

•	any changes to reimbursement rates or in methods or procedures for determining those rates, any changes to eligibility requirements or any other programmatic changes by any governmental authority, in each case whether such changes are applicable nationally or to only certain geographic areas;

•	any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of applicable law relating to the merger agreement or the mergers; or

•	for purposes of determining whether there has been a material adverse effect on Humana, or whether a material adverse effect on Humana would reasonably be expected to occur, the December 18, 2014 information request by the Civil Division of the Department of Justice in coordination with the United States Attorney’s Office for the Southern District of Florida, relating to Humana’s practices as they relate to Medicare Part C risk adjustment payments, except to the extent that any effect resulting from, arising out of, or relating to such information request (i) relates to any conduct, practices or activities of Humana or any of its subsidiaries, other than their respective Medicare Part C risk adjustment coding practices, or (ii) relates to any conduct, practices or activities of Humana or any of its subsidiaries that are not consistent with customary conduct, practices or activities in the Medicare Part C industry;

except, in the case of the events, changes, developments or occurrences referred to in the first, second, fourth, seventh, eighth and thirteenth bullets in the immediately preceding list, to the extent that those events, changes, developments or occurrences have a materially disproportionate adverse effect on that party and its subsidiaries, taken as a whole, relative to the adverse effect those changes, developments or occurrences have on other companies operating in the managed care industry (except that any such disproportionate effect on that party and its subsidiaries to the extent resulting from the greater concentration of the businesses of that party and its subsidiaries in any particular industry or geography relative to other companies operating in the managed care industry will not be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect on that party and its subsidiaries).

Conduct of Business Pending the Mergers

In general, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedules delivered to the other party concurrently with execution of the merger agreement, unless the other party otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Humana, Aetna and their respective subsidiaries are required to conduct their business in the ordinary course of business consistent with past practice and in compliance in all material respects with applicable laws and to use commercially reasonable efforts to preserve intact their respective business organizations and relationships with third parties and to keep available the services of their present officers and employees.

Without limiting the generality of the foregoing, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in Humana’s confidential disclosure schedule delivered to Aetna concurrently with execution of the merger agreement, unless Aetna otherwise consents (which consent generally may not be unreasonably withheld, conditioned or delayed) and subject to certain exceptions and qualifications described in the merger agreement, each of Humana and each of its subsidiaries is not permitted to, among other things:

•	amend its organizational documents;

•	merge or consolidate with any other entity;

•	acquire any assets, other than (i) assets in the ordinary course of business consistent with past practice in an amount not to exceed $125,000,000 in the aggregate, together with all capital contributions permitted under clause (ii) of the tenth bullet point in this list below, (ii) securities under Humana’s investment portfolio consistent with Humana’s investment policy in effect as of the date of the merger agreement and (iii) certain intracompany transactions;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	(i) split, combine or reclassify any shares of its capital stock, (ii) amend any term of any of its outstanding equity securities, (iii) declare or pay any dividend or make any other distribution in respect of any shares of its capital stock or other securities, other than, in the case of Humana, regular cash dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.29 per share of Humana common stock per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events), and in the case of Humana’s subsidiaries, any dividends or other distributions to Humana or any other wholly owned subsidiary thereof, or (iv) redeem, repurchase, cancel or otherwise acquire any securities of Humana or any of its subsidiaries, other than certain repurchases in connection with the exercise of Humana stock options or the vesting and settlement of Humana RSUs or PSUs, in each case that are outstanding as of the date of the merger agreement or are granted after the date of the merger agreement to the extent permitted by the merger agreement;

•

issue, deliver or sell any shares of its capital stock or any securities convertible into or exercisable for, or any rights to acquire, any such capital stock or any such convertible securities, other than (i) the issuance of shares of Humana common stock upon the exercise of Humana stock options, the vesting or settlement of Humana RSUs or PSUs, in each case that are outstanding as of the date of the merger agreement in accordance with their terms as of the date of the merger agreement or are granted after the date of the merger agreement to the extent permitted by the merger agreement, (ii) in connection with certain intracompany transactions, (iii) the grant of Humana equity awards to Humana employees in connection with Humana’s annual equity grant procedures or in connection with promotions or new hires, in each case, conducted in the ordinary course of business and consistent with past practice, including with respect to timing subject to the limitations set forth in the merger agreement or (iv) the grant of Humana equity awards to non-employee directors in the ordinary course of business consistent with past practice;

•	incur any capital expenditures, except for (i) capital expenditures pursuant to projects contemplated in the capital expenditure budget of Humana for 2015, as made available to Aetna prior to the date of the merger agreement, or in any subsequent annual capital expenditure budget of Humana that is prepared in the ordinary course of business consistent with past practice and approved by the board of directors of Humana, except that the aggregate amount of capital expenditures authorized to be made under any such subsequent budget may not be any more than 5% higher than the amount authorized under the capital expenditure budget for 2015, and (ii) other capital expenditures that are less than $625,000 individually or $10,000,000 in the aggregate;

•	sell, lease, license or otherwise dispose of any assets, other than (i) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $30,000,000 in the aggregate, (ii) dispositions of securities under Humana’s investment portfolio consistent with Humana’s investment policy in effect as of the date of the merger agreement or (iii) certain intracompany transactions;

•	sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any lien (other than certain permitted liens) on, any intellectual property, other than in the ordinary course of business (i) pursuant to non-exclusive licenses or (ii) for the purpose of disposing of obsolete or worthless assets;

•	make any material loans, advances or capital contributions, other than (i) certain intracompany transactions, (ii) capital contributions required under the terms of contracts in effect as of the date of the merger agreement in an amount not to exceed $125,000,000 in the aggregate, together with all acquisitions permitted under clause (i) of the third bullet point in this list above, (iii) extensions of loans or advances to providers in the ordinary course of business consistent with past practice or (iv) extensions of loans or advances to business associates other than providers in the ordinary course of business consistent with past practice, so long as the amount of such loans or advances outstanding at any time does not exceed $20,000,000 in the aggregate;

•	incur, assume, guarantee or repurchase any indebtedness for borrowed money, other than additional borrowings under Humana’s credit facility in effect as of the date of the merger agreement in accordance with the terms thereof and the confidential disclosure schedule delivered to Aetna concurrently with execution of the merger agreement;

•	create or incur any lien (except for certain permitted liens) on any material asset;

•	enter into, terminate, renew, extend or materially amend any material contract or waive any material right thereunder, other than in the ordinary course of business consistent with past practice;

•	terminate, suspend or amend (i) any certificate of authority to conduct business as an insurance company or health maintenance organization issued by the applicable insurance or health regulatory governmental authority or (ii) any other material permit, in each case in a manner material and adverse to Humana and its subsidiaries, taken as a whole;

•

except as required by applicable law or Humana employee benefit plans or other contracts as in effect on the date of the merger agreement, (i) grant any change in control, severance or termination pay to (or amend any existing arrangement with) any of Humana’s directors, officers, employees or individual independent contractors (including former directors, officers, employees or individual independent contractors) other than severance or termination pay in the ordinary course of business consistent with past practice for terminated employees in exchange for a general release of claims or other customary covenants, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of Humana’s current or former executive officers, employees or individual independent contractors, other than offer letters (and related compensation arrangements set forth in such offer letters) with any newly hired directors, employees or individual independent contractors of the Company who are not considered to be executive officers, that are entered into in the ordinary course of business consistent with past practice, (iii) establish, adopt or amend any Humana employee plan or labor agreement, other than in the ordinary course of business consistent with past practice (other than issuing 2016 cash incentive awards under Humana’s existing incentive plans and arrangements in the ordinary course of business consistent with past practice, subject to the limitations set forth in clause (iv)) or any immaterial amendment that would not increase the cost to Humana of maintaining the employee plan, or (iv) increase the compensation, bonus or other benefits payable to any of Humana or its subsidiaries’ current or former directors, officers, employees or individual independent contractors, other than increases in base compensation and bonus to non-executive officers in the ordinary course of business consistent with past practice and increases in employee welfare benefits in the ordinary course of business consistent with past practice for employees generally; provided that any base compensation increases will not in the aggregate exceed 3.5% of the aggregate base compensation levels of Humana’s directors and employees who are not considered to be executive officers (with base salary increases that had been approved by Humana but not yet implemented and were disclosed to Aetna as of the date of the merger agreement being excluded from the forgoing limitation);

•	make any material change in any method, principles or practice of financial or statutory accounting, except for any such change required by reason of, or advisable under, a change in United States generally accepted accounting principles, statutory accounting principles, actuarial standards of practice or Regulation S-X under the Exchange Act;

•	make any material change in investment, hedging, underwriting or claims administration principles or practices or in methodologies for estimating and providing for medical costs and other liabilities, in each case with respect to Humana or certain of its material subsidiaries, except for any such change required by reason of a change in United States generally accepted accounting principles, applicable statutory accounting principles, actuarial standards of practice or Regulation S-X under the Exchange Act;

•	(i) make or change any material tax election; (ii) change any annual tax accounting period; (iii) adopt or change any material method of tax accounting; (iv) enter into any material closing agreement with respect to taxes; or (v) settle or surrender any material tax claim, audit or assessment;

•	settle or compromise any proceeding, other than settlements or compromises (i) in the ordinary course of business consistent with past practice, including in connection with the processing and paying of claims to members or providers or risk sharing arrangements with providers (it being understood and agreed that any individual settlement or compromise or any series of related settlements or compromises involving payments in excess of $15,000,000, other than any such settlements or compromises with providers that do not relate to sequestration matters, will not be deemed to be in the ordinary course of business) and (ii) involving only a monetary payment in an amount not to exceed $5,000,000 individually or $20,000,000 in the aggregate;

•	reduce in any material respect the budget or scope of Humana’s and its subsidiaries’ program for, or otherwise reduce in any material respect the resources or efforts specifically dedicated by Humana and its subsidiaries to, (i) the maintenance and improvement of their respective Medicare star ratings, or (ii) retrospective chart review, coding audits or the collection of prospective home assessments or patient assessment forms;

•	commence doing business outside of the U.S. and its territories, or offshore any material service to a jurisdiction other than the U.S. and its territories; or

•	agree, commit or propose to do any of the foregoing.

Without limiting the generality of the first paragraph of this section (under “—Conduct of Business Pending the Mergers”), except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in Aetna’s confidential disclosure schedule delivered to Humana concurrently with execution of the merger agreement, unless Humana otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed) and subject to certain exceptions and qualifications described in the merger agreement, each of Aetna and each of its subsidiaries is not permitted to:

•	amend Aetna’s organizational documents in a manner materially adverse to Humana stockholders;

•	acquire any assets, other than (i) acquisitions in an amount not to exceed $1,000,000,000 individually or $5,000,000,000 in the aggregate, (ii) acquisitions of securities under Aetna’s investment portfolio consistent with Aetna’s investment policy and (iii) certain intracompany transactions;

•	adopt a plan of complete or partial liquidation or dissolution with respect to Aetna or Merger Subs;

•	(i) split, combine or reclassify any shares of its capital stock, (ii) amend any term of any of its outstanding equity securities, (iii) declare or pay any dividend or make any other distribution in respect of any shares of its capital stock or other securities, other than, in the case of Aetna, regular cash dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.25 per Aetna common share per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events), and in the case of Aetna’s subsidiaries, any dividends or other distributions to Aetna or any other wholly owned subsidiary thereof, or (iv) redeem, repurchase, cancel or otherwise acquire any securities of Aetna or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, including repurchases (A) pursuant to accelerated share repurchase programs or agreements in the ordinary course of business consistent with past practice, and (B) in connection with the exercise or the vesting and settlement of Aetna equity awards, in each case in this clause (B) that are outstanding as of the date of the merger agreement or are granted after the date of the merger agreement;

•	issue, deliver or sell any shares of its capital stock or any securities convertible into or exercisable for, or any rights to acquire, any such capital stock or any such convertible securities, other than (i) the issuance of Aetna common shares upon the exercise of Aetna equity awards or other equity and equity-linked awards that are outstanding as of the date of the merger agreement or are granted after the date of the merger agreement, (ii) in connection with certain intracompany transactions, (iii) the grant of Aetna equity awards to employees, directors or individual independent contractors pursuant to Aetna’s equity compensation plans or (iv) or the stock issuance;

•	sell, lease, license or otherwise dispose of any assets, other than (i) dispositions in an amount not to exceed $3,000,000,000 individually or $6,000,000,000 in the aggregate, (ii) dispositions of securities under Aetna’s investment portfolio consistent with Aetna’s investment policy or (iii) certain intracompany transactions; or

•	agree, commit or propose to do any of the foregoing.

Obligations to Call Stockholders’ and Shareholders’ Meetings

As promptly as practicable after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Humana and Aetna has agreed to, in consultation with the other party, establish a record date for, duly call and give notice of a meeting of its stockholders or shareholders, respectively, at which Humana will seek the vote of its stockholders required to adopt the merger agreement, and Aetna will seek the vote of its shareholders required to approve the issuance of the Aetna common shares to be issued in the merger. The record date for the meeting of Humana stockholders must be no later than ten days after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the record date for the meeting of Aetna shareholders must be the same as the record date for the meeting of Humana stockholders.

In addition, as promptly as practicable after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Humana and Aetna has agreed to duly convene and hold the meeting of its stockholders or shareholders, respectively. The meeting of Humana stockholders must be held no later than 40 days after the record date for that meeting, and the meeting of Aetna shareholders must be held on the same date and time as the meeting of Humana stockholders. Subject to the rights of the Humana and Aetna boards of directors to make an adverse recommendation change, as discussed under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus, each of Humana and Aetna has agreed to use its reasonable best efforts to cause the required vote of its stockholders or shareholders, respectively, in connection with the mergers to be received at the meeting of its stockholders or shareholders, respectively, and will comply with all legal requirements applicable to such meeting.

Neither Humana nor Aetna may adjourn, postpone or otherwise delay the meeting of its stockholders or shareholders, respectively, without the prior written consent of the other party. However, each party may, without the prior written consent of the other party, adjourn or postpone the meeting of its stockholders or shareholders, respectively, after consultation with the other party, if that party believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (i) solicit additional proxies necessary to obtain the required vote of its stockholders or shareholders, respectively, in connection with the mergers at such meeting, or (ii) distribute any supplement or amendment to this joint proxy statement/prospectus that its board of directors has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplement or amendment to be reviewed by its stockholders or shareholders, as applicable, prior to such meeting.

Unless the merger agreement is earlier terminated, Humana’s board of directors must submit the merger agreement for adoption at the meeting of its stockholders called for such purpose, even if it changes its recommendation with respect to the merger agreement. Similarly, the Aetna board of directors must submit the stock issuance for approval at the meeting of its shareholders called for such purpose, even if it changes its recommendation with respect to the stock issuance.

Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the Stock Issuance

As discussed under “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance—Humana’s Reasons for the Mergers; Recommendation of the Humana Board of Directors that Humana Stockholders Adopt the Merger Agreement” beginning on page 104 of this joint proxy statement/prospectus, Humana’s board of directors unanimously recommends that Humana stockholders vote “FOR” the adoption of the merger agreement. Humana’s board of directors, however, may (i) withdraw or qualify, amend or modify in a manner adverse to Aetna its recommendation that Humana stockholders adopt the merger agreement or (ii) recommend, adopt or approve an alternative acquisition proposal for Humana, in each case under specified circumstances as discussed under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus.

Similarly, as discussed under “Humana Proposal I: Adoption of the Merger Agreement and Aetna Proposal I: Approval of the Stock Issuance —Aetna’s Reasons for the Mergers; Recommendation of the Aetna Board of Directors that Aetna Shareholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus, Aetna’s board of directors unanimously recommends that Aetna shareholders vote “FOR” the stock issuance. Aetna’s board of directors, however, may (i) withdraw or qualify, amend or modify in a manner adverse to Humana its recommendation that Aetna shareholders approve the stock issuance or (ii) recommend, adopt or approve an alternative acquisition proposal for Aetna, in each case under specified circumstances as discussed under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus.

However, unless the merger agreement has previously been terminated in accordance with its terms, the merger agreement must be submitted to Humana stockholders for adoption (even if Humana’s board of directors has made an adverse recommendation change, or if an acquisition proposal for Humana has been publicly proposed or announced or otherwise submitted). Similarly, the stock issuance must be submitted to Aetna shareholders for approval (even if Aetna’s board of directors has made an adverse recommendation change, or if an acquisition proposal for Aetna has been publicly proposed or announced or otherwise submitted).

No Solicitation

Subject to the exceptions described below, each of Humana and Aetna has agreed not to, and to cause its subsidiaries not to, and to use its reasonable best efforts to cause its and its subsidiaries’ officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors and representatives (which are collectively referred to in this joint proxy statement/prospectus as representatives) not to, directly or indirectly, among other things: (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any acquisition proposal (as defined below), (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to that party or any of its subsidiaries or afford access to the business, properties, assets, books or records of that party or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any third party that such party knows is seeking to make, or has made, an acquisition proposal, (iii)(A) fail to make or withdraw or qualify, amend or modify in a manner adverse to the other party (or fail to include in this joint proxy statement/prospectus) the recommendation of that party’s board of directors that such party’s stockholders vote in favor of the adoption of the merger agreement or such party’s shareholders vote in favor of the approval of the stock issuance, as applicable, or (B) recommend, adopt or approve an acquisition proposal for such party (any of the actions described in this clause (iii) are referred to in this joint proxy statement/prospectus as an adverse recommendation change), (iv) take any action to make any antitakeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, in the case of Humana, or of the Commonwealth of Pennsylvania, including Section 2555 of the PBCL, in the case of Aetna, inapplicable to any third party or acquisition proposal, (v) in the case of Humana, approve any transaction (other than the transactions contemplated by the merger agreement) under, or any person becoming a “related company” under, the Eleventh Article of Humana’s charter as in effect on the date of the merger agreement, or, in the case of either Humana or Aetna, take any other action to make any other antitakeover provision in the certificate of incorporation or articles of incorporation, as applicable, of that party inapplicable to any third party or acquisition proposal or (vi) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of that party or any of its subsidiaries unless that party’s board of directors determines after consulting with its outside legal counsel that the failure to waive such provision would be inconsistent with its fiduciary duties under applicable law (except that the obligation not to fail to enforce any such standstill or similar agreement under this clause (vi) will apply with respect to known breaches of such agreements only).

However, if at any time prior to the adoption of the merger agreement by Humana stockholders, in the case of Humana, or at any time prior to the approval of the stock issuance by Aetna shareholders, in the case of Aetna, Humana or Aetna, as applicable, receives a written acquisition proposal made after the date of the merger agreement which has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (under “—No Solicitation”), the board of directors of that party is permitted to, directly or indirectly through its representatives, and subject to certain exceptions and qualifications described in the merger agreement:

•	contact the third party that has made such acquisition proposal in order to ascertain facts or clarify terms for the sole purpose of Humana’s or Aetna’s board of directors, as applicable, informing itself about such acquisition proposal and such third party;

•

(i) engage in negotiations or discussions with any third party that, subject to Humana’s or Aetna’s compliance, as applicable, with the solicitation restrictions described in the first paragraph of this section (under “—No Solicitation”), has made after the date of the merger agreement a superior proposal (as defined below in this section) or an unsolicited written acquisition proposal that Humana’s or Aetna’s board of directors, as applicable, determines is reasonably likely to lead to a superior proposal, (ii) furnish to such third party and its representatives and financing sources nonpublic information relating to Humana or Aetna, as applicable, or any of its subsidiaries pursuant to a confidentiality agreement between Humana or Aetna, as applicable, and such third party in existence on or prior to the date of the merger agreement, or a confidentiality agreement with confidentiality terms in the aggregate no less favorable to Humana or Aetna, as applicable, than those contained in the confidentiality agreement between Humana and Aetna, so long as all such nonpublic information (to the extent not previously provided or made available to the other party) is provided or made available to the other party substantially concurrently with the time it is provided or made available to such third party and (iii) following receipt of a superior proposal after the date of the merger agreement, make an adverse recommendation change; and

•	make an adverse recommendation change involving or relating to an intervening event (as defined below).

Humana or Aetna, as applicable, is only permitted to take the actions described in the second or third bullets above if that party’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

In addition, Humana’s or Aetna’s board of directors, as applicable, is not permitted to take any of the actions described in the second bullet above unless that party has delivered to the other party written notice advising the other party that it intends to take such action, and Humana or Aetna, as applicable, continues to advise the other party, on a current basis, after taking that action of the status and material terms of any discussions and negotiations with the applicable third party. Humana or Aetna, as applicable, must also notify the other party promptly (but in no event later than 24 hours) after receipt by Humana or Aetna, as applicable (or any of its representatives), of any acquisition proposal, any indication that a third party is considering making an acquisition proposal or any request for information relating to Humana or Aetna, as applicable, or any of its subsidiaries or for access to the business, properties, assets, books or records of Humana or Aetna, as applicable, or any of its subsidiaries by any third party that, to the knowledge of Humana or Aetna, as applicable, or any member of its board of directors, is considering making, is reasonably likely to make or has made, an acquisition proposal. Humana or Aetna, as applicable, must also keep the other party fully informed, on a current basis, of the status and details of any such acquisition proposal, indication or request (including any changes thereto) and must promptly (but in no event later than 24 hours after receipt) provide to the other party copies of all material correspondence and written materials sent or provided to Humana or Aetna, as applicable, or any of its subsidiaries that describes any terms or conditions of any acquisition proposal (as well as written summaries of any material oral communications addressing such matters).

In addition, Humana’s or Aetna’s board of directors, as applicable, is not permitted to make an adverse recommendation change involving or relating to a superior proposal, unless (i) Humana or Aetna, as applicable, promptly notifies the other party, in writing at least three business days before taking that action, that it intends to take that action, attaching the most current version of any proposed agreement (or a detailed summary of all material terms and the identity of the offeror), (ii) if requested by the other party, during such three business day period, Humana or Aetna, as applicable, and its representatives have discussed and negotiated in good faith with the other party regarding any proposal by the other party to amend the terms of the merger agreement in response to such superior proposal and (iii) after such three business day period, Humana’s or Aetna’s board of directors, as applicable, determines in good faith, taking into account any proposal by the other party to amend the terms of the merger agreement, that such acquisition proposal continues to constitute a superior proposal. Any amendment to the financial terms or other material terms of such superior proposal will require a new written notification from Humana or Aetna, as applicable, to the other party and will commence a new notice period under the preceding sentence, except that such new notice period will be for two business days rather than three business days.

Humana’s or Aetna’s board of directors, as applicable, is not permitted to make an adverse recommendation change involving or relating to an intervening event unless (i) Humana or Aetna, as applicable, has promptly notified the other party in writing of its intention to take such action, (ii) Humana or Aetna, as applicable, negotiates with the other party for three business days following such notice regarding revisions to the terms of the merger agreement proposed by the other party and (iii) after such three business day period, Humana’s or Aetna’s board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

“Acquisition proposal” means, with respect to Humana or Aetna, any indication of interest, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than the other party and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Humana or Aetna, as applicable, or its subsidiaries (including securities of subsidiaries) equal to 20% or more of that party’s consolidated assets, or to which 20% or more of that party’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity or voting securities of Humana or Aetna, as applicable, (iii) tender offer or exchange offer that, if completed, would result in any person or “group” (as defined in Section 13(d) of the Exchange Act), other than the other party and its subsidiaries, beneficially owning 20% or more of any class of equity or voting securities of Humana or Aetna, as applicable, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Humana or Aetna, as applicable, under which any person or “group” (as defined in Section 13(d) of the Exchange Act), other than the other party and its subsidiaries, would acquire, directly or indirectly, (A) assets equal to 20% or more of Aetna’s or Humana’s consolidated assets, as applicable, or to which 20% or more of that party’s revenues or earnings on a consolidated basis are attributable or (B) beneficial ownership of 20% or more of any class of equity or voting securities of that party.

“Intervening event” means, with respect to Humana or Aetna, any material event, change, effect, development or occurrence occurring or arising after the date of the merger agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to that party’s board of directors or executive officers as of or prior to the date of the merger agreement and (ii) does not relate to or involve an acquisition proposal. However, in no event will any action taken by either party pursuant to the affirmative obligations described under “—Reasonable Best Efforts Covenant” beginning on page 175 of this joint proxy statement/prospectus, or the consequences of any such action, or any event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “material adverse effect”, as such definition relates to the other party, as described under “—Definition of ‘Material Adverse Effect’” beginning on page 165 of this joint proxy statement/prospectus, be taken into account in determining whether there has been an intervening event.

“Superior proposal” means, with respect to Humana or Aetna, any written acquisition proposal which has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (under “—No Solicitation”) (with all references to “20%” in the definition of acquisition proposal being deemed to be references to “50%”) on terms that such party’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the acquisition proposal that such party’s board of directors considers to be appropriate (including the identity of the third party making the acquisition proposal, the expected timing and likelihood of completion, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to completion and availability of necessary financing), would result in a transaction (i) that if completed, is more favorable to that party’s stockholders or shareholders, respectively, from a financial point of view (taking into account, among other items, the tax attributes of such transaction) than the mergers (taking into account any proposal by the other party to amend the terms of the merger agreement), (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the acquisition proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such acquisition proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed in a manner comparable to Aetna’s and Merger Subs’ financing (or which is reasonably determined to be available by that party’s board of directors).

Each of Humana and Aetna has agreed to, to cause its subsidiaries to, and to use its reasonable best efforts to cause its and its subsidiaries’ respective representatives to, terminate any and all existing activities, discussions or negotiations, if any, with any third parties conducted prior to the date of the merger agreement with respect to any acquisition proposal, and to use its reasonable best efforts to cause any such party (or its agents or advisors) in possession of confidential information about Humana or Aetna, as applicable, that was furnished by or on behalf of that party to return or destroy all such information.

Unless the merger agreement has previously been terminated in accordance with its terms, in no event may Humana or Aetna, as applicable, or any of its subsidiaries (i) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to an acquisition proposal, (ii) except as required by applicable law, make, facilitate or provide information in connection with any SEC or other filing in connection with the transactions contemplated by any acquisition proposal or (iii) seek any consents in connection with the transactions contemplated by any acquisition proposal (even if Humana’s or Aetna’s board of directors, as applicable, has made an adverse recommendation change, or if an acquisition proposal for that party has been made).

Reasonable Best Efforts Covenant

Aetna and Humana have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the mergers, including preparing and filing as promptly as practicable all necessary governmental or third-party filings, notices and other documents and obtaining as promptly as practicable and thereafter maintaining all consents, approvals, waivers, licenses, permits, variances, exemptions, franchises, clearances, authorizations, acknowledgments, orders or other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to complete the mergers, and complying with the terms and conditions of each consent and approval and cooperating to the extent reasonable with the other parties to the merger agreement in their efforts to comply with their obligations under the merger agreement, including in seeking to obtain as promptly as practicable any required consents and approvals.

Aetna’s and Humana’s obligation to use their respective reasonable best efforts includes contesting (which includes contesting by litigation) any (i) action, suit, investigation or proceeding brought by any governmental authority in a federal, state or administrative court seeking to enjoin, restrain, prevent, prohibit or make illegal completion of the mergers or seeking damages or to impose any terms or conditions in connection with the mergers or (ii) order that has been entered by a federal, state or administrative court that enjoins, restrains, prevents, prohibits or makes illegal completion of the mergers or imposes any damages, terms or conditions in connection with the mergers. Aetna’s obligation to use its reasonable best efforts includes taking all actions and doing all things necessary, proper or advisable under applicable law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts (or portions thereof) or other business relationships, the acceptance of restrictions on business operations, and the entry into other commitments and limitations) to obtain the following governmental approvals and authorizations required to complete the mergers, so long as such actions would not have and would not reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Humana: (i) the expiration or early termination of any applicable waiting period relating to the merger under the HSR Act, (ii) approvals in connection with any other applicable law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or (iii) the required governmental authorizations or any other approval from a governmental authority or otherwise (the matters described in clauses

(i) through (iii) are referred to in this joint proxy statement/prospectus as the specified regulatory matters). In no event are Aetna or any of its subsidiaries required by the merger agreement to take or cause to be taken any action (or refrain or cause to refrain from taking any action) or agree or cause to agree to any term, condition or limitation as a condition to, or in connection with the specified regulatory matters, if such action (or refraining from such action), term, condition or limitation would have or would reasonably be expected to have, individually or in the aggregate, a regulatory material adverse effect on Aetna or Humana.

“Regulatory material adverse effect” means, with respect to Aetna or Humana, a material adverse effect on the financial condition, business, revenue or EBITDA (as defined in the merger agreement) of that party and its subsidiaries, taken as a whole. For purposes of determining whether any action, term or condition has had or would reasonably be expected to have a regulatory material adverse effect on Humana, Humana and its subsidiaries will collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) Aetna and its subsidiaries, taken as a whole (excluding, for the avoidance of doubt, Humana and its subsidiaries). For purposes of determining whether any action, term or condition would have or would reasonably be expected to have a regulatory material adverse effect on Aetna or Humana, impacts on Aetna, Humana or any of their respective subsidiaries will be aggregated.

Aetna will, in consultation with Humana, be entitled to direct the defense of the transactions contemplated by the merger agreement before any governmental authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, governmental authorities regarding the specified regulatory matters, so long as Aetna’s actions in connection therewith are otherwise in accordance with its obligations described under this section.

In furtherance of the foregoing, each of Humana and Aetna has agreed to, as promptly as practicable following the date of the merger agreement, make all filings with all governmental authorities that may be or may become reasonably necessary, proper or advisable under the merger agreement or applicable law to complete the mergers and the other transactions contemplated by the merger agreement, including: (i) not later than 30 business days after the date of the merger agreement, Aetna filing, or causing to be filed, “Form A Statements” or similar change of control applications, with the insurance commissioners or regulators or departments of health or other governmental authorities in each jurisdiction where required by applicable law seeking approval of Aetna’s acquisition of control of each of Humana’s regulated subsidiaries which results from the mergers; (ii) as promptly as practicable after the date of the merger agreement, Aetna filing, or causing to be filed, any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by applicable laws with respect to the mergers and the other transactions contemplated by the merger agreement; and (iii) not later than 30 business days after the date of the merger agreement, Humana and Aetna filing any required notices to CMS, with a separate notice to the CMS Medicare Drug Benefit Group and Central and/or Regional Office Medicare Advantage and/or Part D plan manager, if applicable.

Subject to applicable laws relating to the sharing of information, each of Humana and Aetna has agreed to, and to cause its subsidiaries to: (i)(A) as far in advance as practicable, notify the other party of any filing or material or substantive communication or inquiry it or any of its affiliates intends to make with any governmental authority relating to the merger agreement, (B) prior to submitting any such filing or making any such communication or inquiry, provide the other party and its counsel a reasonable opportunity to review, and consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, and (C) promptly after the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing, communication or inquiry; (ii) as promptly as practicable after receipt, furnish the other party with a copy of any filing or material or substantive communication or inquiry it or any of its affiliates receives from any governmental authority relating to the merger agreement; and (iii) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any governmental authority relating to the mergers or any filings with respect thereto under applicable law. Each of Humana and Aetna has agreed that neither it nor any of its representatives will participate in any material or substantive meeting or conference (including by telephone) with any governmental authority, or any member of the staff of any governmental authority, in respect of any filing, proceeding, investigation (including the settlement of any investigation), litigation, or other inquiry regarding the mergers unless that party consults with the other party in advance and, to the extent permitted by such governmental authority, allows the other party to participate.

Aetna and Humana have agreed not to, and to cause their respective subsidiaries not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent or approval of any governmental authority necessary to complete the mergers or the other transactions contemplated by the merger agreement or the expiration or early termination of any applicable waiting period; (ii) materially increase the risk of any governmental authority entering an order prohibiting completion of the mergers or the other transactions contemplated by the merger agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) otherwise prevent or materially delay the completion of the mergers or the other transactions contemplated by the merger agreement.

Notwithstanding anything to the contrary in this section, (i) Aetna, Humana and their respective affiliates are not required to take any action that is not conditioned upon completion of the mergers and (ii) Humana and its affiliates are not permitted to agree to any obligation or other action relating to the consents or approvals required in connection with the mergers without Aetna’s prior consent (which consent may not be withheld, delayed or conditioned if doing so would be inconsistent with Aetna’s obligations described under this section). In addition, neither Humana or Aetna will not voluntarily extend the waiting period under the HSR Act relating to the merger or enter into any agreement with a third party to not complete the mergers without the consent of the other party.

Financing

Aetna Obligations to Obtain Financing

Each of Aetna and Merger Subs has agreed to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to complete and obtain the debt financing for the merger (which is referred to in this joint proxy statement/prospectus as the debt financing) on substantially the terms and conditions described in the debt commitment letter, including (i) negotiating and entering into definitive financing agreements on the terms and conditions contemplated by the debt commitment letter prior to the completion of the mergers, which are referred to in this joint proxy statement/prospectus as the definitive financing agreements, and (ii) satisfying (or if determined advisable by Aetna, obtaining the waiver of) on a timely basis all conditions to obtaining the debt financing within Aetna’s control and complying with all of its obligations pursuant to the debt commitment letter and any of the definitive financing agreements. Upon satisfaction of all conditions to funding contained in the debt commitment letter, each of Aetna and Merger Subs has agreed to use its reasonable best efforts to (i) cause the financing sources that are party to the debt commitment letter and the definitive financing agreements (which are referred to in this joint proxy statement/prospectus as the financing sources) to fund the debt financing required to complete the transactions contemplated by the merger agreement and to pay related fees and expenses at completion of the mergers and (ii) enforce all of its rights under the debt commitment letter.

If any portion of the financing contemplated by the debt commitment letter becomes unavailable, Aetna and Merger Subs must (i) use their reasonable best efforts to obtain alternative debt financing as promptly as practicable in an amount sufficient to complete the mergers and (ii) promptly notify Humana of such unavailability and the reason for such unavailability.

Aetna has agreed to give Humana prompt notice of, among other things, (i) any material breach by any party to the debt commitment letter or any of the definitive financing agreements of which it has become aware,

(ii) any termination of the debt commitment letter or any of the definitive financing agreements and (iii) the receipt of any notice or other communication from any financing source with respect to such financing source’s failure or anticipated failure to fund its commitments under the debt commitment letter or any of the definitive financing agreements. Aetna has also agreed to keep Humana reasonably informed on a current basis of the status of its efforts to obtain the debt financing for the merger.

Aetna and Merger Subs may not, without Humana’s prior written consent (not to be unreasonably withheld), permit any amendment or modification to, or any waiver of any provision or remedy under, the debt commitment letter or any of the definitive financing agreements unless the terms of the debt commitment letter or definitive financing agreements, in each case as so amended, modified or waived, are substantially similar to those in the debt commitment letter or definitive financing agreement prior to giving effect to such amendment, modification or waiver (other than economic terms, which must be as good as or better for Aetna and Merger Subs as those in the debt commitment letter or applicable definitive financing agreement(s) prior to giving effect to such amendment, modification or waiver). However, in the case of amendments or modifications of the debt commitment letter or any of the definitive financing agreements, the foregoing will only apply if such amendment or modification (i) could reasonably be expected to (A) adversely affect the ability or likelihood of Aetna or Merger Subs timely completing the mergers or (B) make the timely funding of the debt financing or the satisfaction of the conditions to obtaining the debt financing less likely to occur, (ii) reduces the amount of the debt financing or (iii) adversely affects the ability of Aetna or Merger Subs to enforce their rights against other parties to the debt commitment letter or any of the definitive financing agreements.

Cooperation of Humana

Humana has agreed to, and to cause its subsidiaries to, at the sole expense of Aetna, use its commercially reasonable efforts to provide such cooperation as may be reasonably requested by Aetna in connection with the arrangement of the debt financing for the merger, so long as such requested cooperation does not unreasonably interfere with the ongoing operations of Humana and its subsidiaries, including using commercially reasonable efforts to:

•	as promptly as reasonably practicable, provide information (financial or otherwise) relating to Humana to the financing sources to the extent reasonably requested by Aetna to prepare customary offering or informational documents to be used for completion of the debt financing;

•	cooperate with the marketing efforts of Aetna and the financing sources, including by participating in a reasonable number of meetings, due diligence sessions and road shows, at times and at locations reasonably acceptable to Humana;

•	reasonably assist in the preparation of customary offering memoranda, rating agency presentations, lender presentations, financial statements, private placement memoranda, prospectuses and other similar documents, including by delivering certain financial statements of Humana;

•	make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, documents and information relating to Humana and its subsidiaries, in each case, as may be reasonably requested by Aetna or as may be requested by the SEC in connection with the debt financing;

•	obtain any necessary consents from Humana’s independent public accounting firm in connection with any filings with the SEC;

•	obtain customary financing accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to the debt financing and in connection with any filings required to be made by Aetna pursuant to the Securities Act or the Exchange Act;

•	subject to customary confidentiality provisions, provide customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders or investors; and

•	obtain customary payoff letters and instruments of discharge to be delivered at completion of the mergers to allow for the payoff, discharge and termination in full on such date of Humana’s existing credit facility.

Notwithstanding the foregoing, (i) neither Humana nor any of its subsidiaries will be required to pay any commitment or other similar fee or incur prior to completion of the mergers any other liability or obligation in connection with the debt financing, (ii) none of Humana, its subsidiaries or their respective officers, directors or employees will be required to execute or enter into or perform any agreement with respect to the debt financing that is not contingent upon completion of the mergers or that would be effective prior to completion of the mergers (other than the authorization letters contemplated by the seventh bullet in the list above), and (iii) nothing will obligate Humana or any of its subsidiaries to provide, or cause to be provided, any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of applicable law or loss of any privilege.

The merger agreement provides that Aetna will, promptly upon request by Humana, reimburse Humana for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Humana or any of its subsidiaries in satisfying its obligations described above in this section. Aetna and Merger Subs have also agreed to, on a joint and several basis, indemnify and hold harmless Humana, its subsidiaries and their respective representatives from and against any and all losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any financing or other securities offering of Aetna or its subsidiaries or any assistance or activities provided in connection therewith.

Compliance with Humana’s Existing Indenture

Humana has agreed to use its reasonable best efforts to timely provide or cause to be provided, in accordance with the provisions of the indenture governing its outstanding notes, to the trustee under such indenture, any notices, announcements, certificates or legal opinions required by such indenture to be provided in connection with the mergers prior to completion of the merger.

Proxy Statement and Registration Statement Covenant

As promptly as practicable after the date of the merger agreement, (i) Humana and Aetna have agreed to prepare and file with the SEC this joint proxy statement/prospectus, and (ii) Aetna has agreed to prepare and file with the SEC the registration statement of which this joint proxy statement/prospectus forms a part. Humana and Aetna have agreed that this joint proxy statement/prospectus and the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will comply as to form in all material respects with the applicable provisions of the Exchange Act, the Securities Act and other applicable law.

Each of Humana and Aetna will use its reasonable best efforts to have this joint proxy statement/prospectus cleared by the SEC as promptly as practicable after its filing, and Aetna will use its reasonable best efforts to have the registration statement of which this joint proxy statement/prospectus forms a part declared effective under the Securities Act as promptly as practicable after its filing and to keep the registration statement effective for so long as is necessary to complete the mergers. Each of Humana and Aetna will, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to this joint proxy statement/prospectus or the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, received by such party from the SEC, and provide the other with copies of all substantive correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to filing the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, mailing this joint proxy statement/prospectus or responding to any comments of the SEC with respect thereto, each of Humana and Aetna will provide the other party and its counsel a reasonable opportunity to review such document or response and consider in good faith the comments of the other party in connection with any such document or response.

If at any time prior to the adoption of the merger agreement by Humana’s stockholders and the approval of the stock issuance by Aetna’s shareholders, any information relating to Humana or Aetna, or any of their respective affiliates, officers or directors, is discovered by Humana or Aetna that should be set forth in an amendment or supplement to either this joint proxy statement/prospectus or the registration statement of which it forms a part, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information has agreed to promptly notify the other parties to the merger agreement and the parties have agreed that an appropriate amendment or supplement describing such information will be promptly prepared and filed with the SEC and, to the extent required under applicable law, disseminated to the stockholders of Humana and the shareholders of Aetna.

As promptly as practicable after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Humana and Aetna has agreed to cause this joint proxy statement/prospectus to be mailed to its stockholders or shareholders, respectively. Except to the extent that Humana’s board of directors makes an adverse recommendation change as described under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus, this joint proxy statement/prospectus will contain the recommendation of Humana’s board of directors that Humana stockholders vote in favor of adoption of the merger agreement. Similarly, except to the extent that the Aetna board of directors makes an adverse recommendation change as described under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus, this joint proxy statement/prospectus will contain the recommendation of Aetna’s board of directors that Aetna shareholders vote in favor of approval of the stock issuance.

Indemnification and Insurance

The merger agreement provides that, from and after completion of the merger, Aetna will (and Aetna will cause Humana, as the surviving corporation in the merger, and Humana LLC, as the surviving company in the subsequent merger, to), to the fullest extent authorized or permitted by applicable law, (i) indemnify and hold harmless each present or former director, officer or employee of Humana or any of its subsidiaries and each present or former director, trustee, officer or employee of any other entity or benefit plan serving at the request or for the benefit of Humana or any of its subsidiaries (which individuals are collectively referred to in this joint proxy statement/prospectus as indemnified persons) from and against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and all other reasonable, out-of-pocket costs and expenses), judgments, fines, penalties and amounts paid in settlement in connection with any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation arising out of or pertaining to such indemnified person’s duties or services as a director, officer or employee of Humana or any of its subsidiaries, or a director, trustee, officer or employee of any other entity or benefit plan serving at the request or for the benefit of Humana or any of its subsidiaries at or prior to completion of the merger, and (ii) subject to certain conditions, promptly pay or advance to such indemnified person any such expenses incurred by such indemnified person in defending, serving as a witness in or otherwise participating in any such claim, action, suit, proceeding, inquiry or investigation in advance of its final disposition.

The merger agreement also provides that the organizational documents of Humana, as the surviving corporation in the merger, and, for a period of six years after completion of the subsequent merger, the limited liability company agreement and other organizational documents of Humana LLC, as the surviving company in the subsequent merger, and its subsidiaries must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of Humana as of the date of the merger agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after completion of the subsequent merger in any manner that would adversely affect the rights thereunder of individuals who, at or prior to completion of the merger, were directors, officers or employees of Humana or any of its subsidiaries, except to the extent any such modification is required by applicable law.

The merger agreement provides that, at Humana’s option and expense, prior to completion of the merger, Humana may purchase and prepay the premium for a six-year “tail” insurance policy of at least the same coverage and amounts and containing other terms and conditions that are no less favorable to the directors, officers, employees, agents and fiduciaries of Humana and its subsidiaries as Humana’s directors’ and officers’ insurance coverage existing as of the date of the merger agreement, with a claims period of six years after the completion of the merger for claims, actions, suits, proceedings, inquiries and investigations arising from facts, acts, events or omissions that occurred at or prior to completion of the merger. However, the premium for such tail policy may not exceed 300% of the annual premium paid by Humana for its directors’ and officers’ insurance coverage existing as of the date of the merger agreement. If Humana does not obtain such a tail policy prior to completion of the merger, Aetna or Humana LLC, as the surviving company in the subsequent merger, must obtain such a policy, except that the premium for such tail policy may not exceed the maximum premium referred to in the immediately preceding sentence. If the premium for such tail policy would exceed such maximum premium, Aetna or Humana LLC, as applicable, will only be required to obtain as much directors’ and officers’ insurance coverage as can be obtained by paying such maximum premium. Aetna and Humana LLC will cause any such tail policy to be maintained in full force and effect for its full term, and Aetna will cause Humana LLC to honor its obligations thereunder.

Employee Matters

From the completion of the mergers through December 31, 2017, Aetna will provide to employees of Humana and its subsidiaries who continue employment with Humana LLC (as the surviving company in the subsequent merger), Aetna or any of Aetna’s subsidiaries, which employees are referred to as continuing employees, compensation (including base salary, bonus and other cash incentive compensation opportunities) and employee benefits that are no less favorable in the aggregate than the compensation and employee benefits provided by Humana and its subsidiaries immediately prior to the completion of the merger. Equity compensation, defined benefit pension plan benefits, retention or change in control payments or awards or any similar compensation or benefit, will not be taken into account in determining whether compensation and benefits are no less favorable in the aggregate. Continuing employees will be eligible to receive equity compensation from Aetna on a basis that is comparable to similarly situated employees of Aetna. From the completion of the mergers through December 31, 2017, Aetna will provide the continuing employees with severance benefits in amounts and on terms and conditions that are no less favorable than those provided to such individuals immediately prior to completion of the merger, as set forth in Humana’s severance pay plans in effect as of the date of the merger agreement.

With respect to each employee benefit plan maintained by Aetna or any of its subsidiaries in which continuing employees become eligible to participate, Aetna will (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements, (ii) recognize continuing employees’ service accrued (to the extent credited by Humana or its subsidiaries) prior to completion of the merger for all purposes under such plans (except for the purposes of benefit accrual under any defined benefit pension plan) and (iii) if applicable, cause to be credited, in any new Humana plan that is a health plan in which continuing employees participate, any deductibles or out-of-pocket expenses incurred by the continuing employees and their beneficiaries and dependents during the portion of the calendar year in which the completion of the mergers occur prior to their participation in Aetna’s health plans to avoid any double counting during the year in which the merger is completed of such deductibles or out-of-pocket expenses.

With respect to specified Humana annual cash incentive plans, Aetna will provide each participant who remains employed with the surviving company through the end of the year during which the mergers are completed, with an annual cash incentive award for the year during which the mergers are completed. The amount of such annual cash incentive award will be determined as the sum of the following: (i) a pro-rated portion of the bonus with respect to the pre-closing portion of the year the mergers are completed, which will be determined based upon actual performance through the date the mergers are completed, as determined by Humana in accordance with the applicable annual cash incentive plan plus (ii) a pro-rated portion of the bonus with respect to the post-closing portion of the year during which the mergers are completed, which bonus will be no less than the bonus payable at the applicable annual cash incentive plan participant’s target incentive level under such annual cash incentive plan. If a participant’s employment is terminated by Aetna or the surviving company for any reason following the date on which the mergers are completed other than for cause, or, for those participants who are a party to a specified change in control agreement, the participant resigns for good reason, the participant will be entitled to the prorated payment set forth in clause (i).

The merger agreement also provides that Humana is permitted to establish a retention bonus pool, with the individual retention bonuses to be approved by the Chief Executive Officer of Humana (in reasonable consultation with Aetna) and paid on the nine-month anniversary of the date of completion of the mergers subject to the participant’s continued employment with Humana or its subsidiaries (or upon an earlier involuntary termination under certain circumstances) and enter into enhanced severance agreements with a select number of key employees of Humana or its subsidiaries, with the retention bonus pool and the enhanced severance program to have an aggregate cost of up to $70 million (assuming all of the employees who receive a severance agreement are terminated), with $20-30 million being available for the retention bonuses and $40-50 million being available for the enhanced severance arrangements. Humana’s Chief Executive Officer, employees with individual change in control agreements (including all of Humana’s executive officers) and certain highly compensated employees are excluded from participating in these programs.

Tax Matters

The merger agreement requires each of Aetna and Humana to use its reasonable best efforts (i) to cause the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Aetna and Humana will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken any action reasonably likely to cause the mergers, taken together, to fail to qualify as a “reorganization” under Section 368(a) of the Code.

Other Agreements

The merger agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the merger agreement:

•	each of Humana and Aetna to provide the other party and its representatives with reasonable access to such party’s properties, books, contracts, records and information concerning its businesses, properties and personnel;

•	each of Humana and Aetna to notify the other of any stockholder litigation against it or any of its directors or officers relating to the merger agreement or the mergers, to give the other party the opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and, in the case of Humana, not to settle any such stockholder litigation without Aetna’s prior consent (which consent may not be unreasonably withheld or delayed);

•	each of Humana and Aetna to coordinate the declaration, record dates for and payment of dividends in respect of their respective shares in order that holders of Aetna common shares and shares of Humana common stock do not receive two dividends or fail to receive one dividend for any quarter in respect of shares of Humana common stock, on the one hand, and the Aetna common shares to be issued in the merger, on the other hand;

•	if requested by Aetna, the parties to establish a transition planning team, which will be responsible for facilitation of a transition and integration planning process;

•	each of Humana and Aetna to consult with each other before issuing any press release, making any public statement or making certain other public communications, in each case with respect to the merger agreement or the mergers;

•	each of Humana and Aetna to cooperate with the other in taking all actions necessary to delist Humana common stock from the NYSE and terminate its registration under the Exchange Act, in each case effective upon completion of the merger; and

•	each of Humana and Aetna to notify the other of certain events.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before completion of the mergers, whether before or after Humana stockholders have adopted the merger agreement or Aetna shareholders have approved the stock issuance, in any of the following ways:

•	by mutual written consent of Aetna and Humana; or

•	by either Aetna or Humana, if:

•	the mergers have not been completed on or before the initial end date of June 30, 2016, unless all conditions to completion of the mergers have been satisfied on the initial end date other than the regulatory approvals condition or the CMS sanctions condition, and either Aetna or Humana elects to extend the initial end date to December 31, 2016, in which case the merger agreement may be terminated by either Aetna or Humana if the mergers have not been completed on or before December 31, 2016. However, the right to terminate the merger agreement after the end date, or to extend the initial end date to December 31, 2016, will not be available to Aetna or Humana if that party’s breach of any provision of the merger agreement resulted in the failure of the mergers to be completed by the end date. In addition, the right to extend the initial end date to December 31, 2016 will not be available to Humana if Humana has not used its reasonable best efforts to cure the impact of any applicable CMS sanction following the imposition or occurrence of such sanction;

•	there is in effect any applicable law or order in the U.S. or any of its territories that enjoins, prevents or prohibits completion of either of the mergers and, in the case of any order, that order has become final and non-appealable. However, the right to terminate the merger agreement in respect of any such applicable law will not be available to any party that has failed to perform its obligations described under “—Reasonable Best Efforts Covenant” beginning on page 175 of this joint proxy statement/prospectus, if such failure results in such law or order being in effect;

•	Humana stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Humana special meeting;

•	Aetna shareholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Aetna special meeting; or

•

there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy the applicable condition to completion of the mergers related to accuracy of representations and warranties or performance of covenants and agreements, and such breach or failure to perform either (i) is incapable of being cured by the end date or (ii) has not been cured within 45 days following notice from the non-breaching party of such breach or failure to perform. However, the right to terminate the merger agreement in respect of the inaccuracy of any representation or warranty or the failure to perform any covenant or agreement will not be available to the other party if such party is then in breach of its representations, warranties, covenants or agreements as would cause the applicable condition to completion of the mergers related to accuracy of its representations and warranties or performance of its covenants and agreements not to be satisfied; or

•	by Aetna, if:

•	Humana’s board of directors makes an adverse recommendation change or fails to publicly confirm its recommendation to Humana stockholders in favor of adopting the merger agreement within seven business days after a written request by Aetna to do so;

•	Humana has breached in any material respect any of its obligations described under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligations to call and hold a meeting of its stockholders for purposes of adopting the merger agreement described under “—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus (except where the breach is the result of an isolated action by a representative (other than a director or officer) of Humana, the breach is not caused by or within the knowledge of, Humana, Humana has taken appropriate action to remedy the breach and Aetna is not significantly harmed by the breach); or

•	any material CMS sanction has been imposed or otherwise occurred, the impact (or the reasonably expected impact) of which (i) is incapable of being cured or abated by the end date or (ii) has not been cured or abated by the end date (it being understood and agreed that, among other things, the lifting, termination or other cessation of any material CMS sanction will not, in and of itself, be deemed to cure or abate the impact (or the reasonably expected impact) of such CMS sanction); or

•	by Humana, if:

•	Aetna’s board of directors makes an adverse recommendation change or fails to publicly confirm its recommendation to Aetna shareholders in favor of approving the stock issuance within seven business days after a written request by Humana to do so;

•	Aetna has breached in any material respect any of its obligations described under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligations to call and hold a meeting of its shareholders for purposes of approving the stock issuance described under “—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus (except where the breach is the result of an isolated action by a representative (other than a director or officer) of Aetna, the breach is not caused by or within the knowledge of, Aetna, Aetna has taken appropriate action to remedy the breach and Humana is not significantly harmed by the breach); or

•	(i) there is in effect any order in respect of the specified regulatory matters that has not become final and non-appealable and enjoins, prevents or prohibits completion of either of the mergers, (ii) within 30 days after the order taking effect, Aetna has not instituted appropriate proceedings seeking to have the order terminated and (iii) Aetna’s failure to institute appropriate proceedings has not been cured within 10 days following irrevocable written notice to Aetna from Humana of Humana’s intent to terminate the merger agreement in respect of such failure (which notice may not be given prior to the expiration of such 30-day period and will not be effective if Aetna institutes appropriate proceedings within such 10-day period).

If the merger agreement is validly terminated, the merger agreement will become void and of no effect without liability of any party (or any stockholder or representative of any party) to any other party, except that certain designated provisions, including the provisions regarding termination fees, will survive termination. However, subject to the provisions described under “—Exclusive Remedy” beginning on page 186 of this joint proxy statement/prospectus, none of the parties to the merger agreement will be relieved or released from any liabilities or damages resulting from any fraud by any party or any willful breach of any representation, warranty, covenant or agreement set forth in the merger agreement. For purposes of the merger agreement, the failure of Aetna, for any reason, other than any material breach of the merger agreement by Humana, to pay the cash component of the merger consideration at completion of the mergers will be deemed to constitute a willful breach of the merger agreement.

Termination Fees and Expenses

Termination Fee Payable by Humana

Humana has agreed to pay Aetna a termination fee of $1.314 billion if:

•	Aetna terminates the merger agreement because Humana’s board of directors makes an adverse recommendation change or fails to publicly confirm its recommendation to Humana stockholders in favor of adopting the merger agreement within seven business days after a written request by Aetna to do so;

•	Aetna terminates the merger agreement due to Humana’s breach in any material respect of any of its obligations described under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligations to call and hold a meeting of its stockholders for purposes of adopting the merger agreement described under “—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus (in each case, except where the breach is the result of an isolated action by a representative (other than a director or officer) of Humana, the breach is not caused by or within the knowledge of, Humana, Humana has taken appropriate action to remedy the breach and Aetna is not significantly harmed by the breach); or

•	Aetna or Humana terminates the merger agreement due to Humana stockholders’ failure to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Humana special meeting, and at or prior to the Humana special meeting an acquisition proposal for Humana (substituting references to 20% with references to 50% in the definition of acquisition proposal) is publicly disclosed or announced, and on or prior to the first anniversary of such termination Humana enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Humana.

Termination Fee Payable by Aetna

Aetna has agreed to pay Humana a termination fee of $1.691 billion if:

•	Humana terminates the merger agreement because Aetna’s board of directors makes an adverse recommendation change or fails to publicly confirm its recommendation to Aetna shareholders in favor of approving the stock issuance within seven business days after a written request by Humana to do so;

•	Humana terminates the merger agreement due to Aetna’s breach in any material respect of any of its obligations described under “—No Solicitation” beginning on page 172 of this joint proxy statement/prospectus or its obligations to call and hold a meeting of its shareholders for purposes of approving the stock issuance described under “—Obligations to Call Stockholders’ and Shareholders’ Meetings” beginning on page 170 of this joint proxy statement/prospectus (in each case, except where the breach is the result of an isolated action by a representative (other than a director or officer) of Aetna, the breach is not caused by or within the knowledge of, Aetna, Aetna has taken appropriate action to remedy the breach and Humana is not significantly harmed by the breach); or

•	Humana or Aetna terminates the merger agreement due to Aetna shareholders’ failure to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Aetna special meeting, and at or prior to the Aetna special meeting an acquisition proposal for Aetna (substituting references to 20% with references to 50% in the definition of acquisition proposal) is publicly disclosed or announced, and on or prior to the first anniversary of such termination Aetna enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Aetna.

In addition, Aetna has agreed to pay Humana a termination fee of $1 billion if both (x) the merger agreement is terminated:

•	by Humana or Aetna because the mergers have not been completed on or before the end date;

•	by Humana or Aetna because there is in effect any applicable law or final and non-appealable order in respect of the specified regulatory matters in the U.S. or any of its territories that enjoins, prevents or prohibits completion of either of the mergers; or

•	by Humana because (i) there is in effect any order in respect of the specified regulatory matters that has not become final and non-appealable and enjoins, prevents or prohibits completion of either of the mergers, (ii) within 30 days after the order taking effect, Aetna has not instituted appropriate proceedings seeking to have the order terminated and (iii) Aetna’s failure to institute appropriate proceedings has not been cured within 10 days following irrevocable written notice to Aetna from Humana of Humana’s intent to terminate the merger agreement (which notice may not be given prior to the expiration of such 30-day period and will not be effective if Aetna institutes appropriate proceedings within such 10-day period);

and (y) at the time of termination of the merger agreement, all of the conditions to Aetna’s and Merger Subs’ obligation to complete the mergers are satisfied other than (i) the regulatory approvals condition, (ii) the condition requiring the absence of any applicable law or order being in effect in the U.S. or any of its territories that enjoins, prevents or prohibits completion of either of the mergers (but only if that condition is not satisfied solely due to any applicable law or order in respect of the specified regulatory matters) and (iii) those conditions that, by their nature, cannot be satisfied until the date on which the mergers are completed, but which conditions would be satisfied if completion of the mergers were to occur on the date of termination.

However, Aetna will have no obligation to pay the $1 billion termination fee referred to above if the failure of the regulatory approvals condition to be satisfied is caused by Humana’s willful breach of its obligations described under “—Reasonable Best Efforts Covenant” beginning on page 175 of this joint proxy statement/prospectus.

Exclusive Remedy

Except in the case of fraud, if either party receives a termination fee in accordance with the provisions of the merger agreement, the receipt of the termination fee will be the receiving party’s sole and exclusive remedy against the paying party and its subsidiaries and their respective former, current or future partners, stockholders, managers, members, affiliates and representatives, and none of the paying party, any of its subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, affiliates or representatives will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated by the merger agreement.

To the extent that a termination fee is not promptly paid by any party when due, the party failing to pay the termination fee is also required to pay any costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with legal action taken to enforce the merger agreement that results in a judgment for such amount against the party failing to promptly pay such amount, together with interest on the unpaid fee.

Other Expenses

Except as described above, the merger agreement provides that each of Aetna and Humana will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement.

Specific Performance

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Third-Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any legal or equitable rights or remedies, except:

•	from and after completion of the merger, the right of Humana stockholders to receive the merger consideration and the right of holders of Humana stock options, RSUs and PSUs to receive the consideration described under the respective subsections under “—Treatment of Humana Equity Awards” beginning on page 160 of this joint proxy statement/prospectus;

•	the right of Humana, on behalf of its stockholders, to seek equitable relief or pursue damages suffered by Humana in the event of Aetna’s or Merger Subs’ wrongful termination or willful breach of the merger agreement;

•	the right of the indemnified persons to enforce the obligations described under “—Indemnification and Insurance” beginning on page 180 of this joint proxy statement/prospectus; and

•	the right of each of the financing sources to enforce certain provisions of the merger agreement relating to liability of the financing sources to Humana and its affiliates prior to completion of the mergers, the law governing the merger agreement, the jurisdiction and venue for resolution of disputes involving the financing sources arising under the merger agreement, the waiver of jury trial by the parties to the merger agreements and amendments of those provisions.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before completion of the merger if the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, except that after adoption of the merger agreement by Humana stockholders or approval of the stock issuance by Aetna shareholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of Humana stockholders or Aetna shareholders under applicable law unless such approval has first been obtained.

INTERESTS OF HUMANA’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Humana board of directors to adopt the merger agreement, Humana stockholders should be aware that Humana’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Humana stockholders generally. The Humana board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement, and in recommending to Humana stockholders that the merger agreement be adopted. These interests include those described below.

Completion of the transactions contemplated by the merger agreement will constitute a change in control of Humana under all of the Humana agreements and arrangements described below.

Continuing Board Service

Prior to completion of the merger, Aetna will take all requisite actions so that, as of completion of the merger, the size of the board of directors of Aetna will be expanded to include four members of the board of directors of Humana immediately prior to completion of the merger who are independent with respect to Aetna and jointly designated by Humana and Aetna prior to completion of the merger. As of the date of this joint proxy statement/prospectus, Aetna and Humana have not made a determination as to which four members of the board of directors of Humana will be designated to Aetna’s board of directors as of the completion of the merger.

Treatment of Outstanding Humana Equity Awards

If the merger is consummated, any then outstanding equity awards (including Humana stock options, Humana RSUs and Humana PSUs) granted by Humana to non-employee directors and executive officers will be treated as described under “The Merger Agreement—Treatment of Humana Equity Awards” beginning on page 160 of this joint proxy statement/prospectus.

Vested Equity Interests of Humana’s Directors and Executive Officers

Each of Humana’s executive officers and non-employee directors holds equity that is either currently vested or that is scheduled to vest before the effective time of the merger, assuming that the effective time of the merger occurs on June 30, 2016, whether or not the merger is completed. In determining the number of shares of Humana common stock acquired by Humana’s non-employee directors and executive officers through the vesting of Humana RSUs and Humana PSUs between the execution of the merger agreement and the assumed date of completion of the merger (June 30, 2016), it has been assumed that all Humana PSUs vest at maximum level (which would likely be the case based upon performance to date and anticipated performance through the remainder of the performance period). The number of shares of Humana common stock held by Humana non-employee directors and executive officers include vested, but deferred, Humana RSUs that are held in Humana’s Deferred Compensation Plan for Non-Employee Directors and phantom shares held by executive officers in Humana’s Retirement Equalization Plan. The estimated values of the shares of Humana common stock held by Humana’s non-employee directors and executive officers of Humana are quantified below. As previously described in this joint proxy statement/prospectus, the ratio of 0.8375 of an Aetna common share for each share of Humana common stock is fixed, which means that it will not change between now and the date of completion of the merger, regardless of whether the market price of either Aetna common shares or Humana common stock changes. Therefore, the value of the stock component of the merger consideration will depend on the market price of Aetna common shares at the time Humana stockholders receive Aetna common shares in the merger. For purposes of quantifying the estimated values below, the calculations were done using a price per share of Humana common stock of $220.93, which is calculated based on a price of an Aetna common share of $114.54, which (consistent with the rules set forth for Item 402(t) of Regulation S-K as set forth below) is the average closing price of an Aetna common share over the five-business-day-period following the first public announcement of the mergers.

For each non-employee director, the estimated value of the shares of Humana common stock (whether held directly or indirectly) currently vested or scheduled to vest before the assumed effective time is, for each of the following individuals: Mr. D’Amelio ($9,660,385); Mr. Dunbar ($5,236,704); Mr. Hilzinger ($9,090,828); Mr. Jones, Jr. ($30,012,015); Mr. McDonald ($7,312,562); Mr. Mitchell ($4,998,762); Dr. Nash ($4,233,461); Mr. O’Brien ($6,470,819); and Ms. Peterson ($4,482,891).

For executive officers, the estimated value of the shares of Humana common stock (whether held directly or indirectly) and Humana stock options that are currently vested or scheduled to vest before the assumed effective time of the merger (with the value of each vested option to be calculated based on $220.93 minus the applicable exercise price for the Humana stock options) is, for each of the following individuals: Mr. Broussard ($36,812,196); Mr. Murray ($29,905,089); Mr. Kane ($394,220); Mr. Huval ($12,681,795); Mr. Hunter ($1,164,666); Mr. McCulley ($2,844,695); Dr. Beveridge ($6,580,554); Ms. Bilney ($8,203,045); Mr. Kay ($279,793); Mr. LeClaire ($5,772,880); Ms. Margulis ($5,202,739); Mr. Todoroff ($9,791,139); and Ms. Zipperle ($2,192,876).

Unvested Equity Interests of Humana’s Directors and Executive Officers

As discussed in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Treatment of Humana Equity Awards,” (see page 160 of this joint proxy statement/prospectus) certain outstanding unvested Humana equity awards, by their terms, automatically vest either immediately upon the effective time of the merger or upon an involuntary termination of employment in connection with the completion of the merger. Humana PSUs held by executive officers other than Mr. Broussard will be earned assuming the achievement of the maximum level of performance in accordance with the terms of the applicable award agreement and Humana PSUs held by Mr. Broussard will be earned assuming the achievement of target level of performance in accordance with the terms of his employment agreement. With respect to Humana’s named executive officers, for the quantification of the equity awards that are expected to vest at the effective time of the merger, including as a result of a termination of employment in connection with the completion of the merger (without taking into account any potential grants in the ordinary course of business to the extent permitted under the merger agreement between the filing of this joint proxy statement/prospectus and the assumed closing date), see “—Quantification of Potential Payments to Humana Named Executive Officers in Connection with the Merger” beginning on page 193 of this joint proxy statement/prospectus.

For the seven Humana executive officers who are not named executive officers, the estimated values of the unvested equity awards (including Humana stock options, Humana RSUs and Humana PSUs) held by each such executive officer that are expected to vest at the effective time of the merger, based on the assumed closing date of June 30, 2016 (without taking into account any potential grants in the ordinary course of business to the extent permitted under the merger agreement between the filing of this joint proxy statement/prospectus and the assumed closing date) and a price per share of Humana common stock of $220.93 (with the value of each option to be calculated based on $220.93 minus the applicable exercise price for the Humana stock options) is as follows: Dr. Beveridge ($5,666,913); Ms. Bilney ($6,501,240); Mr. Kay ($3,708,779); Mr. LeClaire ($4,726,218); Ms. Margulis ($3,786,087); Mr. Todoroff ($6,501,240); and Ms. Zipperle ($1,403,800).

All of the unvested Humana RSUs held by Humana non-employee directors will vest and be settled prior to June 30, 2016 (other than any Humana RSUs awarded in January 2016 as a retainer under Humana’s existing director compensation program to the extent permitted under the merger agreement). As of August 25, 2015, the most recent practicable date for which such information was available, each of the non-employee directors held unvested Humana RSUs with respect to 1,077 shares of Humana common stock.

Non-Employee Director Deferred Compensation Program

Humana maintains nonqualified deferred compensation arrangements for its non-employee directors. Such directors may defer all or any portion of their compensation for a given plan year. All amounts deferred by directors are fully vested at all times. In the event of a change in control, a participating director will be entitled to a lump-sum payout of the entire cash and stock account balances.

Non-Employee Director Continuing Health Benefits

Each non-employee director who participates in medical and dental plans provided by Humana, in accordance with the director compensation policy will, for two years following the date of completion of the merger, be eligible to continue to participate in medical and dental plans on substantially the same terms as immediately prior to the merger, including the requirement to pay premiums at the same rates as employees of Humana.

Arrangements with Aetna

As of the date of this joint proxy statement/prospectus, none of Humana’s executive officers has entered into any agreement with Aetna or any of its affiliates regarding employment or other compensation arrangements with the surviving company or one or more of its affiliates. Prior to or following the completion of the merger, however, some or all of Humana’s executive officers may discuss or enter into agreements with Aetna or any of its affiliates regarding employment or other compensation arrangements with the surviving company or one or more of its affiliates.

Director and Officer Indemnification

Directors and executive officers of Humana have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger. See “The Merger Agreement—Indemnification and Insurance” beginning on page 180 of this joint proxy statement/prospectus.

Mr. Broussard’s Employment Agreement

Mr. Broussard is party to an employment agreement with Humana that provides for certain benefits upon a termination of his employment in connection with a change in control. Pursuant to Mr. Broussard’s amended employment agreement, if his employment is terminated by Humana without cause or by Mr. Broussard for Good Reason (as defined below) within 24 months following the completion of a change in control, or it is terminated by Humana without cause prior to the date of the completion of a change in control and such termination occurs after Humana entered into a merger agreement, then Mr. Broussard is entitled to the following:

•	a lump-sum severance payment in an amount equal to two times the sum of (i) his base salary at the rate in effect immediately prior to the date of termination plus (ii) the target annual incentive amount for the fiscal year in which the date of termination occurs;

•	continued health and dental coverage pursuant to COBRA and Company-sponsored health, dental, life, accidental death and dismemberment and disability insurance until the earliest of (i) 24 months following the termination date or (ii) the effective date of his coverage under equivalent benefits from a new employer;

•	a pro-rata incentive for the year in which the termination occurs equal to the annual incentive he would have received had his employment not been terminated, based on target performance (or actual performance if the performance period ends prior to the completion of the change in control); and

•

with respect to all of Mr. Broussard’s equity-based compensation outstanding on the termination date: (i) all time-vested equity-based awards (including Humana stock options and Humana RSUs) and performance-vested Humana stock options will vest, (ii) all Humana stock options that are vested as of the termination date will remain outstanding and exercisable until the second anniversary of the termination date, and (iii) all performance-vested equity-based awards (including the Humana PSUs)

will vest based on target performance (or actual performance if the applicable performance period ends prior to the completion of the change in control).

Mr. Broussard would have Good Reason to resign and trigger the above severance benefits upon the occurrence of one of the following events or conditions: (i) a material and adverse change in Mr. Broussard’s duties, authorities and responsibilities, (ii) a reduction in Mr. Broussard’s base salary or target incentive opportunity, other than in connection with an across-the-board reduction applicable to all senior executives of Humana, (iii) the relocation of Mr. Broussard’s principal place of business resulting in an increase in Mr. Broussard’s one-way commute of more than 30 miles, or (iv) the failure of Humana to continue in effect a material incentive or other compensation plan unless Humana substitutes a plan providing substantially equivalent compensation opportunities, to the extent that he provides Humana with notice within 90 days after the existence of the event or condition and Humana does not cure such event or condition within 30 days after receipt of such notice.

Mr. Broussard’s amended employment agreement also provides that he is subject to certain nondisclosure, noncompetition and nonsolicitation restrictions. Pursuant to the terms of Mr. Broussard’s amended employment agreement, if he suffers a termination of employment which entitles him to severance payments under the agreement, he will remain subject to covenants not to compete with Humana, not to solicit Humana employees, and not to solicit customers of Humana, in each case for 24 months after termination. Under his amended employment agreement, Mr. Broussard is also subject to perpetual confidentiality covenants and non-disparagement covenants.

Change in Control Agreements

All of Humana’s executive officers other than Mr. Broussard (who is entitled to change in control benefits pursuant to his employment agreement described above) are party to change in control agreements with Humana that provide severance payments and benefits in the event of a termination without cause or a constructive termination in connection with a change in control.

Each of Messrs. Murray, Hunter, Huval, Kane, Kay, LeClaire, Todoroff and McCulley, Dr. Beveridge and Mses. Bilney, Margulis and Zipperle are entitled to certain severance benefits if their employment is terminated without cause by Humana or by the executive officer for Good Reason (as defined below) within 24 months following a change in control or it is terminated by Humana without cause prior to the date of the completion of a change in control and such termination occurs after Humana entered into a merger agreement. Upon such a termination of employment, each executive officer is entitled to receive: (i) accrued but unpaid base salary, incentive payments and other benefits; (ii) a lump sum severance payment in an amount equal to 1.5 times (or one times for Ms. Zipperle) the sum of (x) the executive officer’s annual base salary at the greater of the rate in effect at the time the change in control occurred or when the notice of termination was given plus (y) the executive officer’s target bonus or incentive compensation which would have been earned, calculated as if all relevant goals had been met during the then-current fiscal year pursuant to the terms of the incentive compensation plan; and (iii) continued participation in all life, health, dental, accidental death and dismemberment and disability insurances until the earlier of (A) the second anniversary of the date of termination, (B) the effective date of the executive officer’s coverage under equivalent benefits from a new employer, or (C) the death of the executive officer.

Each of the executive officers would have Good Reason to resign and trigger the above severance benefits upon the occurrence of one of the following events or conditions: (i) a material and adverse change in his or her title, authorities or responsibilities, including reporting responsibilities, (ii) a reduction in base salary by Humana, (iii) the relocation of his or her office at which the executive officer is to perform his or her duties to a location more than 30 miles from the location at which the executive officer performed his or her duties prior to the change in control, (iv) the failure of Humana to continue in effect any incentive, bonus or other compensation plan unless Humana substitutes a plan providing substantially equivalent compensation opportunities, (v) the failure of Humana to continue in effect any benefit plan or any material fringe benefit or perquisite enjoyed by the executive at the time of the change in control, unless Humana substitutes benefits which, in the aggregate, are equivalent, (vi) any material breach by Humana of any provision of the change in control agreement, or (vii) the failure of Humana to obtain a satisfactory agreement from any successor or assign of Humana to assume and agree to perform the change in control agreement.

Assuming that all seven of the executive officers who are not named executive officers experience a termination of employment immediately following the assumed date of the completion of the merger (June 30, 2016) that results in severance benefits pursuant to the change in control agreements, the aggregate severance benefits to be paid or provided pursuant to the change in control agreements (including the value of continuing benefits) for each such executive officer would be as follows: Dr. Beveridge ($1,710,185); Ms. Bilney ($1,711,338); Mr. Kay ($1,536,917); Mr. LeClaire ($1,615,193); Ms. Margulis ($1,515,945); Mr. Todoroff ($1,710,185); and Ms. Zipperle ($499,124). For information on the estimated value of the severance benefits for the named executive officers pursuant to the change in control agreements or, with respect to Mr. Broussard, his employment agreement, see “—Quantification of Potential Payments to Humana Named Executive Officers in Connection with the Merger” beginning on page 193 of this joint proxy statement/prospectus.

Non-Compete Payments

Humana’s grant agreements for equity awards granted to executive officers contain a 12 month post-employment non-compete provision that, following a change in control, only becomes effective if the acquirer or any successor to Humana pays an amount at least equal to the executive officer’s then current annual base salary plus his or her maximum bonus. Aetna must determine whether to enforce the non-compete provision and make the related payments within 30 days of the termination of the applicable executive officer’s employment. As described above, Mr. Broussard is subject to a non-compete provision under his employment agreement which will apply regardless of whether the payments set forth in the equity grant agreement are made. Assuming that Aetna determines to make the payments described in this paragraph to each of the executive officers other than the named executive officers in order to cause the non-compete to become effective and the related payments to each of the executive officers would be approximately as follows: Dr. Beveridge ($1,392,500); Ms. Bilney ($1,392,500); Mr. Kay ($1,248,750); Mr. LeClaire ($1,312,500); Ms. Margulis ($1,250,000); Mr. Todoroff ($1,392,500); and Ms. Zipperle ($547,500). For information on the restrictive covenant payments for the named executive officers, see “—Quantification of Potential Payments to Humana Named Executive Officers in Connection with the Merger” beginning on page 193 of this joint proxy statement/prospectus.

Management Incentive Plan

The merger agreement provides that upon the completion of the merger, Humana will determine the performance under the Humana management incentive plan through the date of completion and each participant will be eligible to (i) earn a prorated portion of their management incentive plan bonus based on actual performance through the date of completion and (ii) a prorated portion of the bonus with respect to the portion of the year following the date of completion of the merger based on a level no less than the bonus payable at the participant’s target incentive level, with payment subject to continued employment through the end of the year (the regular payment date); provided that, if the executive officer’s employment is terminated without cause or the executive officer resigns for Good Reason (as defined in the Change in Control Agreement), the terminated executive officer is entitled to the prorated portion relating to the period prior to the completion of the merger (unless such payment would result in a duplication of benefits under any other incentive, severance or other similar arrangement). Assuming that the employment of all seven of the executive officers who are not named executive officers is terminated immediately following the assumed date of completion of the merger (June 30, 2016) the aggregate value of the prorated portion of the bonus paid pursuant to the management incentive plan (assuming for the purposes of this calculation that performance is at target level) for each such executive officer would be approximately: Dr. Beveridge ($278,500); Ms. Bilney ($278,500); Mr. Kay ($249,750); Mr. LeClaire ($262,500); Ms. Margulis ($250,000); Mr. Todoroff ($278,500); and Ms. Zipperle ($82,500). For information on the prorated incentive payments for the named executive officers, see “—Quantification of Potential Payments to Humana Named Executive Officers in Connection with the Merger” beginning on page 193 of this joint proxy statement/prospectus.

Quantification of Potential Payments to Humana Named Executive Officers in Connection with the Merger

In accordance with Item 402(t) of Regulation S-K, the table below sets forth for each of Humana’s six named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the merger and that will or may become payable to the named executive officer either immediately at the effective time of the merger (i.e., on a “single trigger” basis) or on a qualifying termination of employment following, or prior to and in connection with, the merger (i.e., on a “double trigger” basis).

For the purposes of the disclosure in this joint proxy statement/prospectus, Humana’s named executive officers are determined in accordance with Item 402(3)(a) of Regulation S-K with respect to Humana’s most recent annual proxy statement. Accordingly, the named executive officers are (i) Bruce D. Broussard, Humana’s President and Chief Executive Officer, (ii) Steven E. McCulley, Humana’s Interim Chief Financial Officer (principal financial officer) from January 1, 2014 until June 1, 2014, (iii) Brian A. Kane, Humana’s Chief Financial Officer following his election effective June 1, 2014, and (iv) (a) James E. Murray, Executive Vice President and Chief Operating Officer, (b) Timothy S. Huval, Senior Vice President and Chief Human Resources Officer, and (c) Christopher H. Hunter, Senior Vice President and Chief Strategy Officer, who were each of Humana’s three other highest compensated executive officers serving at December 31, 2014.

Humana stockholders are being asked to approve, on a non-binding, advisory basis, such compensation for these named executive officers (see “—Humana Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements” beginning on page 198 of this joint proxy statement/prospectus). Because the vote to approve such compensation is advisory only, it will not be binding on either Humana or Aetna. Accordingly, if the merger agreement is adopted by Humana’s stockholders and the merger is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the table and above under “Interests of Humana’s Directors and Officers in the Merger” beginning on page 188 of this joint proxy statement/prospectus.

Humana continuously monitors its executive compensation programs and, from time to time, has made modifications to ensure they are consistent with our philosophy and within the bounds of the competitive marketplace.

In relation to Humana’s pay programs in connection with a change in control, Humana does:

•	Provide a double trigger change in control cash severance program to help ensure management is appropriately retained to complete a transaction.

•	Provide for a reasonable range of cash severance.

•	Require that the CEO must be involuntarily terminated in connection with a change in control in order to receive acceleration of equity awards.

In relation to Humana’s pay programs in connection with a change in control, Humana does NOT:

•	Provide any tax gross-ups.

•	Provide for single-trigger cash severance payouts.

•	Provide for continuation of perquisites post-termination.

•	Make equity grants to executive officers other than in the ordinary course prior to the acquisition.

Humana believes that the potential cost of the change in control benefits is necessary to retain the employees needed to complete the merger.

The amounts indicated below are estimates of amounts that would be payable assuming the merger is completed on June 30, 2016 and that the executive officer’s employment is terminated without “cause” or he or she resigns with “good reason” effective immediately after the completion of the merger. These estimates are based on multiple assumptions that may not actually occur, including assumptions described in this joint proxy statement/prospectus. Certain information is not currently available and thus is not included in the table below, such as equity grants that may be made prior to the completion of the merger in the ordinary course of business, actions that Humana and the named executive officers may take in order to mitigate exposure to Sections 280G and 4999 of the Code in order to avoid excise taxes on the executive officer and preserve tax deductions for Humana and Aetna, and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other(4)	Total
			($)
Bruce D. Broussard	6,900,000	24,355,256	45,113	0	31,300,369
President and CEO
Brian A. Kane	2,163,000	9,187,099	17,569	1,545,000	12,912,668
Senior Vice President and CFO
Steven E. McCulley	1,174,200	4,460,625	36,533	831,725	6,503,083
Senior Vice President—Medicare
Operations and Former Interim CFO
James E. Murray	2,840,250	10,361,035	30,499	2,028,750	15,260,534
Executive Vice President and COO
Timothy S. Huval	1,949,500	6,501,240	39,185	1,392,500	9,882,425
Senior Vice President and Chief Human
Resources Officer
Christopher H. Hunter	1,712,375	8,026,856	37,996	1,223,125	11,000,352
Senior Vice President and Chief Strategy Officer

(1)	Cash: The amount in this column and set forth below assumes termination by Humana without “cause” or by the executive for “good reason” on June 30, 2016 (the assumed date of completion of the merger). The cash amount is “double-trigger” cash severance because, as described above, the severance is only payable if the executive is terminated without cause by Humana or by the named executive officer for “good reason” within 24 months following a change in control, or a termination without cause by the company prior to the completion of a change in control and such termination occurs after the execution of the merger agreement. The following provides a summary of the cash double-trigger severance amounts:

Name	Base Salary and Target Incentive(a)	Pro Rata Portion of Incentive Plan(b)	Total
	($)
Bruce D. Broussard(c)	6,000,000	900,000	6,900,000
Brian A. Kane	1,854,000	309,000	2,163,000
Steven E. McCulley	1,027,425	146,775	1,174,200
James E. Murray	2,434,500	405,750	2,840,250
Timothy S. Huval	1,671,000	278,500	1,949,500
Christopher H. Hunter	1,467,750	244,625	1,712,375

(a)	Each named executive officer’s severance payment is based on a multiple of the sum of such named executive officer’s base salary and target incentive payment (2 times multiple for Mr. Broussard and 1.5 for the other named executive officers).

(b)	Pro rata portion of incentive plan is generally based on actual performance through the date of termination (other than for Mr. Broussard, which is based on target incentive). However, because actual performance is not measurable at this time, this disclosure assumes target performance through the date of termination.
(c)	As described in the disclosure above, Mr. Broussard’s employment agreement provides that in connection with receiving severance payments and benefits, he will be subject to covenants not to compete with Humana, not to solicit Humana employees and not to solicit customers of Humana, in each case for 24 months after termination of employment.
(2)	Equity: The amounts in this column reflect the value of the accelerated vesting of the named executive officers’ unvested equity awards that would occur, for all named executive officers other than Mr. Broussard, at the effective time of the merger, as provided under their current terms and the merger agreement (which amounts are “single-trigger”) and, upon a qualifying termination of employment following the effective time of the merger for Mr. Broussard (which amounts are “double-trigger”). The assumed per-share value of Humana common stock for purposes of determining the values in this column is $220.93. This is calculated based on a price of an Aetna common share of $114.54, which, as required by Item 402(t) of Regulation S-K, is the average closing price of an Aetna common share over the five business day period following the first public announcement of the mergers. The amounts set forth in this column include dividend equivalent rights with respect to each of the Humana RSUs and Humana PSUs that will be outstanding on June 30, 2016 (based on the accrued dividend equivalent rights as of the date of this joint proxy statement/prospectus).

For Mr. Broussard, upon a termination of employment following a change in control, he would be entitled to the accelerated vesting of Humana stock options with an aggregate value of $7,437,603, Humana RSUs with an aggregate value of $3,677,295 and Humana PSUs with an aggregate value of $13,240,358 (with such Humana PSUs vesting upon a termination of employment without “cause” or resignation for “good reason” within 24 months following a change in control at target level pursuant to the terms of Mr. Broussard’s employment agreement), resulting in a total aggregate value of double-trigger accelerated vesting equal to $24,355,256.

The following sets forth the applicable single-trigger vesting amounts by type of award for the named executive officers other than Mr. Broussard.

Name	Accelerated Humana Stock Options	Accelerated Humana RSUs	Accelerated HumanaPSUs(a)	Total
	($)
Brian A. Kane	788,553	3,546,768	4,851,778	9,187,099
Steven E. McCulley	697,401	1,515,529	2,247,695	4,460,625
James E. Murray(b)	2,194,295	1,198,532	6,968,208	10,361,035
Timothy S. Huval	1,385,872	735,503	4,379,865	6,501,240
Christopher H. Hunter	1,002,022	3,845,365	3,179,469	8,026,856

(a)	Consistent with the terms of the applicable equity grant agreements and the terms of the merger agreement, the Humana PSUs held by named executive officers (other than Mr. Broussard) immediately vest at maximum level at the completion of the merger.
(b)	Mr. Murray is retirement eligible and would be entitled to the continued vesting of his unvested equity awards upon his retirement, whether or not there is a change in control. However, this table (and the related column above) includes the full value of his unvested equity awards without taking into account retirement treatment.
(3)	Benefits: The estimated amounts in this column reflect the value of the continuation of life insurance, health insurance, dental insurance, accidental death and dismemberment insurance and disability insurance under the plans and programs in which the named executive officer currently participates for a two-year period following a termination of employment without cause or a resignation for good reason (as defined in the applicable agreement).

(4)	Non-Compete Payments: The amounts in this column represent the value of a non-compete payment (one year base salary and maximum bonus) pursuant to the terms of Humana’s equity grant agreements that Aetna has the option to pay, following the termination of the named executive officer’s employment (which amounts are “double-trigger”), in order to cause a one year post-employment non-compete to be effective. This column assumes that Aetna has elected to cause the post-employment non-compete to be effective following the termination of each named executive officer’s employment (other than Mr. Broussard) and make the payments in order to enforce the non-compete. Mr. Broussard has restrictive covenants in his employment agreement, and so it is assumed that the non-compete payments would not be made to him.

HUMANA PROPOSAL II: ADJOURNMENT OF THE HUMANA SPECIAL MEETING

Humana stockholders are being asked to approve a proposal that will give Humana’s board of directors authority to adjourn from time to time the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof. Any determination of whether it is necessary to adjourn the Humana special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Humana consistent with the terms of the merger agreement or with the consent of Aetna.

If this proposal is approved, the Humana special meeting could be adjourned to any date. If the Humana special meeting is adjourned, Humana stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

If a quorum is present, the affirmative vote of holders of a majority of the votes cast affirmatively or negatively on the proposal at the Humana special meeting will be required to approve the adjournment of the Humana special meeting. If a quorum is not present, a majority in interest of the stockholders entitled to vote, present in person or represented by proxy, at the Humana special meeting may adjourn the meeting until a quorum is present.

The Humana board of directors unanimously recommends that you vote “FOR” the adjournment from time to time of the special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Humana special meeting or any adjournment or postponement thereof.

HUMANA PROPOSAL III: ADVISORY VOTE ON MERGER-RELATED

EXECUTIVE COMPENSATION ARRANGEMENTS

Humana is providing its stockholders with the opportunity to cast an advisory (non-binding) vote to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The compensation that Humana’s named executive officers may be entitled to receive from Humana in connection with the merger is summarized in the table entitled “Golden Parachute Compensation,” under “Interests of Humana’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Humana Named Executive Officers in Connection with the Merger” beginning on page 193 of this joint proxy statement/prospectus. That summary includes all compensation and benefits that will or may be paid or provided by Humana to its named executive officers in connection with the merger, including as a result of a termination of employment in connection with the merger.

The Humana board of directors encourages you to review carefully the information regarding compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger disclosed in this joint proxy statement/prospectus.

The Humana board of directors unanimously recommends that the stockholders of Humana approve the following resolution:

“RESOLVED, that the stockholders of Humana approve, on an advisory (non-binding) basis, compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related narrative disclosures.”

The vote on the proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote to approve the adoption of the merger agreement and vote not to approve this proposal and vice versa. Because the vote on the proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger is advisory only, it will not be binding on either Humana or Aetna. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation payments that are contractually required to be paid by Humana to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of Humana stockholders.

A majority of the votes cast affirmatively or negatively on the proposal at the Humana special meeting will be required to approve, on an advisory (non-binding) basis, the proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

The Humana board of directors unanimously recommends that you vote “FOR” the approval, on an advisory (non-binding) basis, of compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger.

AETNA PROPOSAL II: ADJOURNMENT OF THE AETNA SPECIAL MEETING

Aetna shareholders are being asked to approve a proposal that will give Aetna’s board of directors authority to adjourn the Aetna special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting. If this proposal is approved, the Aetna special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Aetna special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Aetna consistent with the terms of the merger agreement or with the consent of Humana.

If the Aetna special meeting is adjourned, Aetna shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the stock issuance but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of a majority of the votes cast at the Aetna special meeting by Aetna shareholders will be required to approve the adjournment of the Aetna special meeting.

Aetna’s board of directors unanimously recommends that Aetna shareholders vote “FOR” the adjournment of the Aetna special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the stock issuance at the time of the Aetna special meeting.

DESCRIPTION OF AETNA CAPITAL STOCK

The following description of the terms of Aetna capital stock is a summary only and is qualified by reference to the relevant provisions of Pennsylvania law, Aetna’s articles and Aetna’s by-laws. Copies of Aetna’s articles and Aetna’s by-laws are incorporated by reference and will be sent to holders of shares of Humana common stock free of charge upon written or telephonic request. See “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

Authorized Capital Stock

Under Aetna’s articles as of August 27, 2015, the total number of shares of all classes of shares that Aetna has authority to issue is 2,996,654,333, having a par value of $0.01 each. At August 27, 2015, the authorized capital stock of Aetna consisted of 7,625,000 Class A voting preferred shares, 2,538,741,937 common shares and 450,287,396 shares undesignated as to class or series. Except as otherwise provided in Aetna’s articles or in a board resolution, shares purchased, redeemed by, surrendered to or otherwise acquired by Aetna assume the status of authorized but unissued shares, undesignated as to class or series, and may thereafter be reissued in the same manner as other authorized but unissued shares.

Aetna Common Shares

The holders of Aetna common shares are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. Except as otherwise required by law, or by the provisions of the Class A voting preferred shares, or provided in any resolution adopted by the Aetna board with respect to any subsequently created class or series of Aetna shares, the holders of the Aetna common shares exclusively possess all voting power. Aetna’s articles preclude cumulative voting in the election of directors. Aetna’s articles provide for a majority vote standard for uncontested elections of directors, and a plurality of votes standard for contested elections of directors. Subject to any rights of any outstanding series of Aetna preferred shares, the holders of Aetna common shares (i) are entitled to such dividends as may be declared from time to time by the Aetna board from funds available therefor and (ii) upon dissolution are entitled to receive pro rata all assets of Aetna available for distribution to such holders.

The Aetna common shares are listed on the NYSE under the symbol “AET.” The transfer agent and registrar for the Aetna common shares is Computershare Trust Company, N.A., which is referred to in this joint proxy statement/prospectus as the Aetna transfer agent and registrar.

Additional Aetna Shares, Including Preferred Shares

Aetna’s articles provide that Aetna’s board of directors has the power to divide Aetna’s authorized but unissued shares into such classes and series, including preferred shares, with voting rights, designations, preferences, limitations and special rights as Aetna’s board of directors then fixes and determines. At August 27, 2015, Aetna’s articles designated 7,625,000 shares as Class A voting preferred shares.

Preemptive Rights

Aetna’s articles provide that no holder of any shares of Aetna of any class or series may have any preemptive right to purchase or subscribe to any shares of Aetna or any security convertible into Aetna shares of any class or series.

Book-Entry Shareholding

Certificates representing the Aetna common shares will not be issued unless requested in writing or otherwise required under applicable law. Holders of record of Aetna common shares have credited to a book-

entry account established for them by, and maintained at, the Aetna transfer agent and registrar the number of Aetna common shares owned by them. Each holder of record receives an ownership statement from the Aetna transfer agent and registrar promptly following each transfer to or from such account. Aetna shareholders may request the issuance of a certificate representing the Aetna common shares owned of record by them by writing to the Aetna transfer agent and registrar.

Certain Anti-Takeover Provisions

Advance Notice Provisions for Special Meetings

Under the PBCL, a corporation’s shareholders are not permitted to call or require the corporation to call a special meeting of shareholders unless the corporation’s governing documents permit them to do so. Aetna’s articles and by-laws, taken together, provide that shareholders entitled to cast at least 25% of the votes that all voting shareholders, voting as a single class, are entitled to cast at the special meeting may call a special meeting of shareholders by delivery to the Aetna corporate secretary of a written special meeting request signed by each such shareholder. Aetna’s by-laws provide that the written special meeting request must include (i) a brief description of the business to be conducted at the special meeting, and the reasons for conducting the business at a special meeting; (ii) the name(s) of any director nominee(s), if any; (iii) the name and address of (A) each requesting shareholder who has signed the special meeting request and (B) each beneficial owner, if any, on whose behalf the special meeting request is made; (iv) evidence of the class and number of shares of capital stock of Aetna that are held of record and/or beneficially owned by each requesting shareholder, including without limitation documentary evidence that the requesting shareholders in the aggregate beneficially owned shares of capital stock of Aetna entitled to cast in the aggregate at least the requisite percentage of votes at the close of business on the date of the special meeting request, provided, however, that if any requesting shareholder is not the beneficial owner of the shares of capital stock of Aetna listed as owned by such requesting shareholder on such special meeting request, then to be valid, the special meeting request must also include documentary evidence that the beneficial owner on whose behalf the special meeting request is made beneficially owned the identified shares at the close of business on the date of such special meeting request; (v) a description of any material interest of each requesting shareholder (and each beneficial owner, if any, of identified shares on whose behalf a special meeting request is made) in the business specified in the special meeting request; (vi) a description of any agreement, arrangement or understanding (including without limitation, regardless of the form of settlement, any derivatives, long or short positions, profit interests or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, to manage risk or benefit of share price changes for, or to increase or decrease the voting power of, any requesting shareholder or any requesting beneficial owner with respect to the voting securities of Aetna; (vii) a representation that the requesting shareholder intends to appear in person or by proxy at the requested special meeting to bring the business specified in the special meeting request before such special meeting; (viii) a representation as to whether any requesting shareholder or any such beneficial owner intends (or is part of a group that intends) to solicit proxies from shareholders in support of such proposal, nomination or nominations; (ix) any other information relating to such requesting shareholder, beneficial owner, if any, or director nominee or other proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such proposal or director nominee pursuant to Section 14 of the Exchange Act; and (x) such other information relating to any proposed item of business as Aetna may reasonably require, including without limitation to determine whether such proposed item of business is a proper matter for shareholder action.

Each special meeting request must include or be accompanied by an agreement by each requesting shareholder and each requesting beneficial owner, if any, to notify Aetna’s corporate secretary promptly in the event of any decrease in the number of shares of capital stock of Aetna held by such requesting shareholder or requesting beneficial owner following the delivery of the special meeting request and prior to the requested special meeting, and an acknowledgment that any such decrease will be deemed to be a revocation of the special meeting request by such requesting shareholder or requesting beneficial owner to the extent of such reduction.

Any requesting shareholder also may revoke his, her or its special meeting request at any time prior to the requested special meeting by written revocation delivered to Aetna’s corporate secretary.

No later than 10 calendar days after the record date for the special meeting, each requesting shareholder and each requesting beneficial owner, if any, must supplement the information required by Aetna’s by-laws to disclose such information as of such record date.

It is the duty of the Aetna corporate secretary to fix the date and time of any shareholder requested special meeting, which must be held not more than 120 calendar days after the Aetna corporate secretary’s receipt of a special meeting request that complies with the above requirements. If at any time the unrevoked (whether by specific written revocation or by a reduction in the number of shares of capital stock of Aetna held by one or more requesting shareholders and/or requesting beneficial owners) valid special meeting requests for a special meeting do not represent in the aggregate shares of capital stock of Aetna entitled to cast at least the requisite percentage of votes, Aetna’s board of directors may, in its discretion, cancel the special meeting.

The number of shares of each class of capital stock of Aetna represented by a special meeting request will be determined by counting “net long positions” in such class of capital stock of Aetna, as defined in Aetna’s by-laws.

Notwithstanding any other provision in Aetna’s by-laws, a special meeting requested by a shareholder will not be held if (A) the special meeting request does not comply with Aetna’s by-laws, (B) the special meeting request relates to an item of business that is not a proper subject for shareholder action under applicable law, (C) the special meeting request is received by Aetna’s corporate secretary during the period commencing 90 calendar days prior to the first anniversary of the date of the immediately preceding annual meeting of shareholders and ending on the date of the next annual meeting of shareholders, (D) an annual or special meeting of shareholders that included an identical or substantially similar item of business was held not more than 120 calendar days before the special meeting request was received by Aetna’s corporate secretary, (E) Aetna’s board of directors has called or calls an annual or special meeting of shareholders to be held within 90 calendar days after the special meeting request is received by Aetna’s corporate secretary and the business to be conducted at such meeting includes similar business, or (F) the special meeting request was made in a manner that involved a violation of the Exchange Act or other applicable law. For purposes of Aetna’s by-laws, the nomination, election or removal of directors will be deemed to be similar business with respect to all items of business involving the nomination, election or removal of directors, changing the size of the board of directors and filling of vacancies on the board of directors, including without limitation vacancies resulting from any increase in the number of directors designated by the board of directors.

In determining whether a special meeting has been requested by shareholders entitled to cast in the aggregate at least the requisite percentage of votes, multiple special meeting requests delivered to Aetna’s corporate secretary will be considered together only if (A) each special meeting request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by Aetna’s board of directors) and (B) such special meeting requests have been dated and delivered to Aetna’s corporate secretary within 30 calendar days of the earliest dated special meeting request. If none of the requesting shareholders appears (or sends a duly authorized agent) to present the business to be presented for consideration at a special meeting that was specified in the relevant special meeting request, Aetna need not present such business for a vote at such special meeting.

Aetna’s board of directors will determine in good faith whether the requirements set forth above have been satisfied. Nothing contained in Aetna’s by-laws will prohibit Aetna’s board of directors from submitting any matter to the shareholders at any special meeting requested by shareholders. Aetna’s by-laws provide that the only business that may be conducted at a special meeting is the business specified in the notice of the special meeting.

Potential Issuances of Aetna Preferred Shares

At August 26, 2015, Aetna’s articles designated 7,625,000 shares as Class A voting preferred shares. Aetna’s articles also authorize the Aetna board of directors to establish, from the authorized but unissued shares, one or more classes and series of Aetna shares, including preferred shares, and to determine, with respect to any such class or series of Aetna shares, the terms and rights of such class or series, including, for example, (i) the designation of the class or series; (ii) the number of shares of the class or series, which number the Aetna board of directors may thereafter (except where otherwise provided in the designation of any subsequently authorized class or series) increase or decrease (but not below the number of shares thereof then outstanding); (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the class or series; (iv) the dates on which dividends, if any, will be payable; (v) the redemption rights and price or prices, if any, for shares of the class or series; (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the class or series; (vii) the amounts payable on shares of the class or series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Aetna; (viii) whether the shares of the class or series will be convertible into shares of any other class or series, or any other security, of Aetna or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; (ix) restrictions on the issuance of shares of the same class or series or of any other class or series; and (x) the voting rights, if any, of the holders of such class or series.

The authorized shares of Aetna, including preferred shares and common shares, will be available for issuance without further action by Aetna shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Aetna’s securities may be listed or traded. If the approval of Aetna shareholders is not so required, the Aetna board does not intend to seek shareholder approval.

Although the Aetna board of directors has no intention at the present time of doing so, it could issue a class or series of Aetna preferred shares that could, depending on the terms of such class or series, impede completion of a merger, tender offer or other takeover attempt that some, or a majority, of Aetna shareholders might believe to be in their best interests or in which shareholders might receive a premium for their shares over the then-current market price of such shares.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals at Annual Meetings

Aetna’s by-laws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before annual meetings of shareholders of Aetna.

Nominations for election to the Aetna board may be made at an annual meeting, or at a special meeting at which directors are to be elected, only by or at the Aetna board of directors’ direction or by a shareholder who has complied with Aetna’s shareholder notice procedure. Aetna’s by-laws require that notice of a shareholder nomination set forth certain information with respect to each proposed nominee and the shareholder giving notice.

Aetna’s by-laws provide that at an annual meeting only such business may be conducted as has been specified in the meeting notice or otherwise brought before the meeting by, or at the direction of, the Chairman or the Aetna board of directors or by a shareholder who has given timely written notice to the Aetna corporate secretary of such shareholder’s intention to bring such business before such meeting in compliance with Aetna’s shareholder notice procedure. Under Aetna’s shareholder notice procedure, a shareholder’s notice relating to the conduct of business at an annual meeting must contain specified information about such business and about the proposing shareholder.

Aetna’s shareholder notice procedure requires that notice of nominations or proposals for substantive business must be received by Aetna not later than 90 calendar days prior to the date an annual meeting is to be held, provided that the notice will be considered timely if it is received not later than the close of business on the 10th calendar day following the day on which public disclosure of the date of such meeting was made.

If the Chairman or other officer presiding at a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with Aetna’s shareholder notice procedure, such individual will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

By requiring advance notice of nominations by shareholders, Aetna’s shareholder notice procedure affords the Aetna board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Aetna board of directors, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, Aetna’s shareholder notice procedure provides a more orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Aetna board of directors, provides the Aetna board of directors with an opportunity to inform shareholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with the Aetna board of directors’ position regarding action to be taken with respect to such business, so that shareholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

Although Aetna’s by-laws do not give the Aetna board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Aetna and its shareholders.

Potential Issuances of Rights to Purchase Securities

Aetna does not currently have a shareholder rights plan, although the Aetna board retains the right to adopt a new plan at a future date. Aetna’s articles grant the Aetna board exclusive authority to create and issue rights entitling the holders thereof to purchase from Aetna shares of capital stock or other securities and to elect to repurchase, redeem, terminate or amend any such rights. The times at which and terms upon which such rights are to be issued, repurchased, redeemed, terminated or amended are to be determined exclusively by the Aetna board and set forth in the contracts or instruments that evidence any such rights. The authority of the Aetna board with respect to such rights includes determining (i) the purchase price of the capital stock or other securities or property to be purchased upon exercise of such rights; (ii) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from any other shares or other securities of Aetna; (iii) provisions which adjust the number or exercise price of such rights or the amount or nature of the shares, other securities or other property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any shares of Aetna, a change in ownership of Aetna’s shares or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to Aetna or any shares of Aetna, and provisions restricting the ability of Aetna to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of Aetna under such rights; (iv) provisions which deny the holder of a specified percentage of the outstanding securities of Aetna the right to exercise such rights and/or cause such rights held by such holder to become void; (v) provisions which permit Aetna to redeem or exchange such rights; and (vi) the appointment of the rights agent with respect to such rights. This provision is intended to confirm the Aetna board’s exclusive authority to issue, repurchase, redeem, terminate or amend share purchase rights or other rights to purchase shares or securities of Aetna or any other corporation.

No Shareholder Action by Written Consent

Aetna’s articles provide that shareholder action may only be taken at an annual or special meeting of shareholders and may not be taken by written consent in lieu of a meeting. The inability of the Aetna shareholders to act by written consent prevents the holders of a majority of the voting power of the voting shares from unilaterally using the written consent procedure to take shareholder action.

Provisions Relating to Shareholder Approval of Business Combination and Other Transactions

Under the PBCL, unless a higher vote is required in a corporation’s articles of incorporation, a plan of merger or consolidation, a plan of asset transfer providing for the sale of all or substantially all of the assets of a corporation, a plan of interest exchange, division or voluntary dissolution submitted to the shareholders by the board of directors will be adopted upon receiving at a properly convened meeting the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, and if any class or series is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote. Aetna’s articles require that a plan of merger, consolidation, interest exchange or division to which Aetna is a party or a sale of all or substantially all of Aetna’s assets receive the affirmative vote of at least a majority of the votes that all voting shareholders, voting as a single class, are entitled to cast thereon based on the shares issued and outstanding at the record date for the meeting at which such plan is to be voted upon by shareholders and, in addition, the affirmative vote of such number or proportion of shares of any class or series of Aetna’s capital stock as are then-required by the express terms of such class or series. This higher vote may make it more difficult to obtain shareholder approval of such a business combination or other transaction than would be the case if such higher vote were not required.

Provisions Relating to Amendments to Aetna’s Articles and By-Laws

Under the PBCL, shareholders have the right to adopt, amend or repeal the articles of incorporation and by-laws of a corporation. However, the PBCL requires that any amendment to Aetna’s articles also be approved by the board of directors. Under the PBCL, unless a higher vote is required in a corporation’s articles of incorporation, amendments to the corporation’s articles of incorporation will be adopted upon receiving at a properly convened meeting the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, and if any class or series is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote. Aetna’s articles provide that the provisions relating to shareholder approval of a business combination and other transactions described immediately above may only be amended by the affirmative vote of at least a majority of the votes that all voting shareholders, voting as a single class, are entitled to cast thereon based on the shares issued and outstanding at the record date for the applicable meeting and, in addition, the affirmative vote of such number or proportion of shares of any class or series of Aetna’s capital stock as are then-required by the express terms of such class or series.

In addition, Aetna’s by-laws may be amended by the board of directors with respect to all matters not exclusively reserved by law to the shareholders, except the board of directors may not alter the size of the board of directors to less than three or more than 21. Amendments to Aetna’s by-laws will be adopted by shareholders upon receiving at a properly convened meeting the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, voting as a single class, and, in addition, if any class or series is entitled to vote thereon as a class, the affirmative vote of a majority of the votes in each class vote.

Pennsylvania Anti-Takeover Statutes

Under Section 1712 of the PBCL, directors stand in a fiduciary relation to their corporation and, as such, are required to perform their duties in good faith, in a manner they reasonably believe to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Under Section 1715 of the PBCL, which is applicable to Aetna, directors may, in considering the best interests of their corporation, consider, among other things, to the extent they deem appropriate: (a) the effects of any action upon any or all groups affected by the action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located; (b) the short-term and long-term interests of the corporation; (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation; and (d) all other pertinent factors. In considering the best interests of the corporation or the effects of any action, directors are not required to regard any corporate interest or the interests of the shareholders, or any other group affected by the action, as dominant or controlling. Absent a breach of fiduciary duty, a lack of good faith or self-dealing, any act of the board of directors, a committee thereof or an individual director is presumed to be in the best interests of the corporation. The PBCL expressly provides that the fiduciary duty of directors does not require them to (i) redeem, modify or otherwise render inapplicable outstanding rights issued under any shareholder rights plan; (ii) render inapplicable specified statutory anti-takeover provisions, including Subchapter F of Chapter 25 (described below), which is applicable to Aetna; or (iii) take any action solely because of the effect it may have on a proposed acquisition or the consideration to be received by shareholders in such a transaction.

Commentary associated with Section 1715, and accepted by courts applying the provisions of that section to the facts of specific takeover attempts, makes it clear that a purpose of Section 1715 is to legislatively overrule certain judicial decisions in other jurisdictions named in the commentary (including Delaware) which have had the effect of limiting the flexibility of boards of directors in contested takeovers. The provisions of Section 1715, and its construction by the courts, could aid the Aetna board of directors in resisting a proposed acquisition transaction that the board of directors believes not to be in the best interests of any one of the corporate constituencies identified in the statute or otherwise not in the best interests of Aetna under any of the criteria identified in the statute that the board of directors believes are appropriate to consider.

Aetna is subject to Subchapter F of Chapter 25 of the PBCL. Subchapter F applies to a transaction between a publicly traded corporation and an interested shareholder (defined generally to be any beneficial owner of 20% or more of the corporation’s voting shares). Subchapter F of Chapter 25 prohibits such a corporation from engaging in a “business combination” (as defined in the PBCL) with an “interested shareholder” (as defined in the PBCL) unless (i) the board of directors of such corporation gives approval to the proposed transaction or gives approval to the interested shareholder’s acquisition of shares that gave such person beneficial ownership of 20% of the shares entitled to vote in an election of directors of such corporation, in either case prior to the date on which the shareholder first becomes an interested shareholder (which date is referred to in this section of this joint proxy statement/prospectus as the share acquisition date), (ii) the interested shareholder owns at least 80% of the shares of such corporation entitled to vote in an election of directors and, no earlier than three months after such interested shareholder reaches such 80% level, the holders of a majority of the remaining shares approve the proposed transaction and shareholders receive a minimum “fair price” for their shares (as set forth in the PBCL) in the transaction and the other conditions of Subchapter F of Chapter 25 of the PBCL are met, (iii) holders of all outstanding common shares approve the transaction, (iv) no earlier than five years after the share acquisition date, a majority of the shares held by shareholders other than the interested shareholder and entitled to vote in an election of directors approve the transaction, or (v) no earlier than five years after the share acquisition date, a majority of all the shares approve the transaction, all shareholders receive a minimum “fair price” for their shares (as set forth in the PBCL) and the other conditions of Subchapter F of Chapter 25 of the PBCL are met.

Under certain circumstances, Subchapter F of the PBCL makes it more difficult for an interested shareholder to effect various business combinations with a corporation. The provisions of Subchapter F should encourage persons interested in acquiring Aetna to negotiate in advance with Aetna’s board of directors, since the five-year delay and higher shareholder voting requirements would not apply if such person, prior to acquiring 20% of Aetna’s voting shares, obtains the approval of Aetna’s board of directors for such acquisition or for the proposed business combination transaction.

Subchapter F of the PBCL will not prevent a hostile takeover of Aetna. It may, however, make more difficult or discourage a takeover of Aetna or the acquisition of control of Aetna by a significant shareholder.

Any such effect would be enhanced by the adoption of a shareholder rights plan, as authorized by Aetna’s articles. Some shareholders may find this disadvantageous in that they may not be afforded the opportunity to participate in takeovers that are not approved as required by Subchapter F of the PBCL but in which shareholders might receive, for at least some of their shares, a substantial premium above the market price at the time of a tender offer or other acquisition transaction.

Aetna’s articles provide that Section 2538 of Subchapter D of the PBCL and Subchapters E, G, H, I and J of Chapter 25 of the PBCL are not applicable to Aetna. Section 2538 of Subchapter D of the PBCL imposes a higher vote on certain transactions between an interested shareholder and a publicly traded corporation unless certain procedural requirements are satisfied. Subchapter E of Chapter 25 of the PBCL requires a person who acquires 20% or more of the shares of a publicly traded corporation to offer to purchase the shares of any other shareholder at “fair value” (determined as provided in Section 2547). Subchapter G of Chapter 25 of the PBCL contains certain provisions applicable to a publicly traded corporation which, under certain circumstances, permit such a corporation to redeem “control shares” (as defined in the PBCL) and remove the voting rights of control shares. Subchapter H of Chapter 25 of the PBCL requires the disgorgement of profits by a “controlling person or group” (as defined in the PBCL). Subchapter I of Chapter 25 of the PBCL provides for a minimum severance payment to certain employees terminated within two years of the approval of a “control-share acquisition.” Subchapter J of Chapter 25 of the PBCL prohibits, in connection with certain “control-share acquisitions,” the abrogation of certain labor contracts, if any, prior to their stated date of expiration.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Aetna shareholders are currently governed by Pennsylvania law and Aetna’s articles and by-laws. The rights of Humana stockholders are currently governed by Delaware law and Humana’s charter and by-laws. Following completion of the merger, the rights of Humana stockholders who become shareholders of Aetna in the merger will be governed by Pennsylvania law and Aetna’s articles and Aetna’s by-laws.

The following discussion summarizes the material differences between the current rights of Humana stockholders and the current rights of Aetna shareholders. These differences arise in part from differences between Pennsylvania law and Delaware law. Additional differences arise from the governing instruments of the two companies.

Although it is impracticable to compare all of the aspects in which Pennsylvania law and Delaware law and Aetna’s and Humana’s governing instruments differ with respect to shareholder rights, the following discussion summarizes certain material differences between them. This summary is not intended to be complete, and it is qualified in its entirety by reference to Pennsylvania law, Delaware law, Aetna’s articles and by-laws and Humana’s charter and by-laws. In addition, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences that are equally important do not exist. Aetna and Humana urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of Pennsylvania law and Delaware law and the other documents to which Aetna and Humana refer in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of an Aetna shareholder and the rights of a Humana stockholder. Aetna and Humana have filed with the SEC their respective governing documents referenced in this comparison of stockholder rights and will send copies of these documents to you, without charge, upon your written or telephonic request. See “Where You Can Find More Information” beginning on page 229 of this joint proxy statement/prospectus.

Material Differences in Stockholder Rights

	Humana Stockholder Rights	Aetna Shareholder Rights
Authorized Capital Stock	As of August 27, 2015, the authorized capital stock of Humana consists of (i) 300,000,000 shares of common stock, par value $0.16-2/3 per share and (ii) 10,000,000 shares of preferred stock, par value $1.00 per share, including 2,500,000 shares of authorized but unissued Series A Participating Preferred Stock.	As of August 27, 2015, the authorized capital stock of Aetna consists of (i) 2,538,741,937 common shares, par value $.01 per share, (ii) 7,625,000 Class A voting preferred shares, par value $0.01 per share, and (iii) 450,287,396 undesignated shares, par value $0.01 per share.
	The Humana board of directors is authorized to issue shares of preferred stock, from time to time, in such class or classes, and such series within any class, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as the board may determine.	The Aetna board of directors is authorized to provide for the issuance of shares of Aetna capital stock in one or more classes and series, including preferred shares, to establish the number of shares in each class and series, and to fix the designations, powers, preferences and rights of each such class and series and the qualifications, limitations or restrictions thereof.
	As of August 25, 2015, there were outstanding (i) 148,214,812 shares of Humana common stock and (ii) no shares of Humana preferred stock.	As of August 25, 2015, there were outstanding (i) 348,688,145 Aetna common shares and (ii) no Aetna Class A voting preferred shares.

Number of Directors	Humana’s board of directors currently has 10 members.	The Aetna board of directors currently has 13 members.
	Under Humana’s by-laws, the number of directors constituting the whole board of directors is fixed by resolution of the board of directors or stockholders, but must consist of not fewer than three nor more than 15 members.	Under Aetna’s by-laws, the Aetna board of directors must consist of not less than three nor more than 21 members.
	Delaware law permits classified boards of directors. Humana’s by-laws and charter do not provide for a classified board of directors. Under Humana’s charter, Humana may not act to classify the board of directors without the unanimous approval of the stockholders of the corporation.	Pennsylvania law permits classified boards of directors, but Aetna does not have one.
Election of Directors	Under Delaware law, directors are elected annually. Humana’s by-laws provide that a director is elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however that directors will be elected by a plurality of the votes cast at a meeting of stockholders for which (i) Humana’s secretary receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for stockholder nominees for director as set forth in Humana’s by-laws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before Humana first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders will not be permitted to vote against a nominee.	Aetna’s articles provide for a majority vote standard for uncontested elections of directors and a plurality of votes standard for contested elections of directors. Under Pennsylvania law and Aetna’s articles, if an incumbent director nominee does not receive a majority of the votes cast in an uncontested election, the incumbent director will continue to serve on the board of directors until his or her successor is elected and qualified. To address this situation, Aetna’s corporate governance guidelines require any incumbent nominee for director in an uncontested election who receives more “against” votes than “for” votes to promptly submit his or her resignation for consideration by the Aetna board of directors’ nominating committee.
Removal of Directors	Under Delaware law and Humana’s by-laws, directors may be removed with or without cause by the affirmative vote of holders of a majority of all the shares of stock outstanding and entitled to vote for the election of directors.	Pennsylvania law provides that, unless otherwise provided in a by-law adopted by the shareholders, in the absence of cumulative voting or a classified board of directors, any director may be removed with or without cause by a vote of shareholders entitled to elect directors. Aetna does not have such a by-law, cumulative voting or a classified board of directors.

Voting	Under Delaware law, and Humana’s charter, each holder of Humana common stock is entitled to one vote per share of Humana common stock.	Under Aetna’s articles, each holder of Aetna common shares is entitled to one vote per Aetna common share, and each holder of an Aetna Class A voting preferred share is entitled to 100 votes per Aetna Class A voting preferred share. The holders of Aetna common shares and Aetna Class A voting preferred shares vote together as a single class on all matters submitted to a vote of Aetna shareholders.
Cumulative Voting	Under Delaware law Humana stockholders are not entitled to cumulative voting unless it is expressly provided for in the charter. Humana’s charter does not provide for cumulative voting.	Pennsylvania law allows for cumulative voting, but Aetna’s articles expressly preclude it in the election of directors.
Vacancies on the Board of Directors	Under Delaware law and Humana’s by-laws, any vacancies on the board of directors occurring by reason of death, resignation or removal, or as the result of an increase in the number of directorships may be filled by a majority vote of the remaining directors (including any directors who have submitted their resignation but whose resignation has not become effective), even if less than a quorum. If all directors submit their resignations, said directors, prior to the effectiveness of their resignations, may elect their successors who will take office upon such resignations.	Under Aetna’s by-laws, vacancies on the board of directors may be filled by a majority vote of the remaining directors, regardless of how the vacancy was created. Shareholders may fill vacancies on the board of directors, regardless of how the vacancy was created, only if and when authorized by resolution of the Aetna board of directors.
Special Meeting of the Board of Directors	Under Humana’s by-laws, special meetings of the board of directors may be called only by the Chairman of the board of directors, the Chief Executive Officer, the President, or any three directors, and may not be called by any other person or persons.	Under Aetna’s by-laws, special meetings of the board of directors may be called by the Chairman of the board of directors, the President, the Lead Director or not less than one-third of the directors then in office.
Stockholder Action by Written Consent	Under Delaware law, any action that could be taken at a stockholder meeting can be taken without a meeting, upon the written consent of the holders of the outstanding stock having at least the minimum number of votes that would have been necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. Under Humana’s by-laws, any stockholder of record seeking to have the stockholders authorize or take corporate	Under Aetna’s articles, shareholder action may only be taken at an annual or special meeting and not by written consent.

action by written consent must, by written notice to the secretary, request the Humana board of directors to fix a record date to determine the stockholders entitled to consent to corporate action in writing without a meeting. The board of directors must promptly, but in all events within ten days after the date on which such a request is received, adopt a resolution fixing the record date, which date may not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date is fixed by the board of directors within such period, the record date will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation.
Amendment to Certificate of Incorporation	Under Delaware law, an amendment to Humana’s charter generally requires the approval of a majority of Humana’s board of directors and a majority of the holders of Humana’s outstanding stock entitled to vote. Under Humana’s charter, the affirmative vote of holders of at least three-fourths of the outstanding common stock of Humana entitled to vote thereon is required to amend or repeal Article Eleventh of Humana’s charter, which is described below under “—Stockholder Vote on Fundamental or Extraordinary Corporate Transactions” on page 222 of this joint proxy statement/prospectus.	Under Pennsylvania law, unless a greater vote is required by Aetna’s articles, an amendment to Aetna’s articles can be proposed by a resolution by Aetna’s board of directors and then approved by an affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and the affirmative vote of a majority of the votes cast in any required class vote, except for amendments on certain specified matters that do not require shareholder approval. Aetna’s articles require that an amendment changing the vote required to approve a fundamental or extraordinary corporate transaction described below under “—Stockholder Vote on Fundamental or Extraordinary Corporate Transactions” on page 222 of this joint proxy statement/prospectus must be approved by the affirmative vote of at least a majority of the votes that all voting shareholders are entitled to cast and by any required class vote.
Amendment of By-laws	Under Delaware law and Humana’s charter and by-laws, the by-laws may be amended by the affirmative vote of the holders of record of a majority of the outstanding shares of stock of Humana entitled to vote cast at any annual or special meeting, or by the affirmative vote of a majority of the directors cast at any	Under Aetna’s by-laws, the by-laws may be amended by either (i) the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, voting as a single class, and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by

	regular or special meeting at which a quorum is present; provided that, under Humana’s charter, (i) the board of directors may not amend, alter and repeal by-laws adopted by the stockholders pursuant to the powers reserved to the stockholders in Humana’s charter and (ii) neither the board of directors nor the stockholders have authority to authorize the election of directors by cumulative voting, or to classify the board of directors, except by unanimous approval of the stockholders.	the shareholders entitled to a vote as a class, at a meeting of the shareholders in the call for which written notice of the proposed action has been given, or (ii) with respect to those matters that are not by statute committed exclusively to the shareholders and alterations of the size of the board of directors to less than three or more than 21, and regardless of whether the shareholders have previously adopted or approved the by-law being amended or repealed, by the affirmative vote of a majority of the directors then in office, upon written notice to each director of the action proposed to be taken.
Special Stockholder Meetings	Under Delaware law and Humana’s by-laws, a special meeting of the stockholders for any purpose may be called at any time by Humana’s board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President and may not be called by any other person or persons. In addition, the Chairman of the board of directors, the Chief Executive Officer or the President must call a special meeting of the stockholders whenever stockholders owning at least one-fourth of the shares of Humana then issued and outstanding and entitled to vote on matters to be submitted to stockholders of Humana make application therefor in writing.

Under Aetna’s articles and by-laws, a special meeting of the Aetna shareholders may be called by holders of at least 25% of the votes that all voting shareholders, voting as a single class, are entitled to cast, or by the President, the Chairman or the board of directors.

In order to request a special meeting, holders of at least 25% of the votes that all voting shareholders, voting as a single class, are entitled to cast must submit a written petition that sets forth: (i) a brief description of the business to be conducted at the special meeting, and the reasons for conducting the business at a special meeting; (ii) the name(s) of any director nominee(s), if any; (iii) the name and address of (A) each requesting shareholder who has signed the special meeting request and (B) each beneficial owner, if any, on whose behalf the special meeting request is made; (iv) evidence of the class and number of shares of capital stock of Aetna that are held of record and/or beneficially owned by each requesting shareholder, including without limitation documentary evidence that the requesting shareholders in the aggregate beneficially owned shares of capital stock of Aetna entitled to cast in the aggregate at least the requisite percentage of votes at the close of business on the date of the special meeting request, provided, however, that if any requesting shareholder is not the beneficial owner of the shares of capital stock of Aetna listed as owned by such requesting shareholder on such special meeting request, then to be valid, the special meeting request must also include documentary evidence that the beneficial owner on whose behalf the special meeting request is made beneficially owned the identified shares at the close of business on the date of such special meeting request; (v) a description of any material interest of each requesting shareholder (and each beneficial owner, if any, of identified shares on whose behalf a special meeting request is made) in the business specified in the special meeting request; (vi) a description of any agreement, arrangement or understanding (including without limitation, regardless of the form of settlement, any derivatives, long or short positions, profit interests or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, to manage risk or benefit of share price changes for, or to increase or decrease the voting power of, any requesting shareholder or any requesting beneficial owner with respect to the voting securities of Aetna; (vii) a representation that the requesting shareholder intends to appear in person or by proxy at the requested special meeting to bring the business specified in the special meeting request before such special meeting; (viii) a representation as to whether any requesting shareholder or any such beneficial owner intends (or is part of a group that intends) to solicit proxies from shareholders in support of such proposal, nomination or nominations; (ix) any other information relating to such requesting shareholder, beneficial owner, if any, or director nominee or other proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such proposal or director nominee pursuant to Section 14 of the Exchange Act; and (x) such other information relating to any proposed item of business as Aetna may reasonably require, including without limitation to determine whether such proposed item of business is a proper matter for shareholder action.

Under Aetna’s by-laws, each special meeting request must include or be accompanied by an agreement by each requesting shareholder and each requesting beneficial owner, if any, to notify Aetna’s corporate secretary promptly in the event of any decrease in the number of shares of capital stock of Aetna held by such requesting shareholder or requesting beneficial owner following the delivery of the special meeting request and prior to the requested special meeting, and an acknowledgment that any such decrease will be deemed to be a revocation of the special meeting request by such requesting shareholder or requesting beneficial owner to the extent of such reduction. Any requesting shareholder also may revoke his, her or its special meeting request at any time prior to the requested special meeting by written revocation delivered to Aetna’s corporate secretary.

No later than 10 calendar days after the record date for the special meeting, each requesting shareholder and each requesting beneficial owner, if any, must supplement the information required by Aetna’s by-laws to disclose such information as of such record date.

Under Aetna’s by-laws, a special meeting requested by a shareholder will not be held if (A) the special meeting request does not comply with Aetna’s by-laws, (B) the special meeting request relates to an item of business that is not a proper subject for shareholder action under applicable law, (C) the special meeting request is received by Aetna’s corporate secretary during the period commencing 90 calendar days prior to the first anniversary of the date of the immediately preceding annual meeting of shareholders and ending on the date of the next annual meeting of shareholders, (D) an annual or special meeting of shareholders that included an identical or substantially similar item of business was held not more than 120 calendar days before the special meeting request was received by Aetna’s corporate secretary, (E) Aetna’s board of directors has called or calls an annual or special meeting of shareholders to be held within 90 calendar days after the special meeting request is received by Aetna’s corporate secretary and the business to be conducted at such meeting includes similar business, or (F) the special meeting request was made in a manner that involved a violation of the Exchange Act or other applicable law. For purposes of Aetna’s by-laws, the nomination, election or removal of directors will be deemed to be similar business with respect to all items of business involving the nomination, election or removal of directors, changing the size of the board of directors and filling of vacancies on the board of directors, including without limitation vacancies resulting from any increase in the number of directors designated by the board of directors.

Notice of Stockholder Meetings	Under Delaware law and Humana’s by-laws, written notice of each stockholders’ meeting must be mailed at least 10 days before the date of the meeting. Delaware law requires notice of a meeting to vote on a merger agreement, a sale, lease or exchange of all or substantially all assets, a conversion to another form of entity or a transfer, domestication or conveyance to a foreign jurisdiction to be given at least 20 days before the date of such meeting. Notice may be given by mail or in certain circumstances by electronic transmission.	Under Aetna’s by-laws, written notice of each meeting of shareholders must be given not less than 10 days before the date of the meeting.

Stockholder Nominations of Persons for Election as Directors	The Humana by-laws generally permit stockholders to nominate persons for election as directors if the stockholder intending to make such nomination gives timely notice thereof in writing in proper form to Humana’s secretary.	Aetna’s by-laws generally permit shareholders to nominate persons for election as directors if the shareholder intending to make such nomination gives timely notice thereof in writing in proper form. If shareholders call a special meeting for the purpose of electing directors, they must comply with the procedures described above under “— Special Stockholder Meetings” on page 212 of this joint proxy statement/prospectus.

Under Humana’s by-laws, to be timely, a stockholder’s notice must be delivered to or mailed and received at Humana’s principal executive office not less than 60 days nor more than 90 days prior to the scheduled date of the meeting, regardless of any postponement, deferral or adjournment of that meeting to a later date, provided, however, that if less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of the meeting was mailed and (ii) the day on which such public disclosure was made.	To be timely, a shareholder’s notice must be received by Aetna’s corporate secretary not later than 90 calendar days prior to the date such annual meeting is to be held, provided that the notice will be considered timely if it is received not later than the close of business on the 10th calendar day following the day on which public disclosure of the date of such meeting was made.

Under Humana’s by-laws, to be in proper form, the notice must set forth: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of Humana which are beneficially owned by such person on the date of such stockholder’s notice, (d) a statement whether such person, if elected, intends to tender, promptly following such person’s election, an irrevocable resignation by the board of directors, in accordance with Humana’s board of directors practice on director elections which is part of the corporate governance guidelines and (e) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, or any successor statute thereto; (ii) as to the stockholder giving the notice (a) the name and address, as they appear on Humana’s books, of such stockholder and any other stockholders known by such stockholder

To be in proper form, the notice must set forth: (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of Aetna shares beneficially owned by the person and (d) any other information relating to the person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder; and (ii) as to the shareholder giving the notice, (a) the name and address of the shareholder and (b) evidence of the class and number of Aetna shares that are beneficially owned by the shareholder.

A special meeting request for the nomination of any director to Aetna’s board of directors must comply with the requirements set forth in Aetna’s by-laws, which are described in greater detail in the section titled “—Special Stockholder Meetings” on page 212 of this joint proxy/prospectus.

to be supporting such nominee(s), (b) the class and number of Humana shares that are beneficially owned by such stockholder on the date of such stockholder’s notice and by any other stockholders known by such stockholder to be supporting such nominee(s) on the date of such stockholder’s notice, (c) a representation that the stockholder is a holder of record of stock of Humana entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; and (iii) a description of all arrangements or understandings between the stockholder and each nominee and other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder.

Under Humana’s by-laws, no person will be eligible for election as a director of Humana unless nominated (i) by or at the direction of the board of directors or (ii) by a stockholder who complies with the advance notice provisions summarized above.

Stockholder Proposals (other than Nomination of Persons for Election as Directors)	The Humana by-laws provide that at an annual meeting of stockholders only such business will be conducted, and only such proposals will be acted upon, as are properly brought before the annual meeting of stockholders (a) by, or at the direction of, the board of directors or (b) by a stockholder of Humana who complies with the procedures set forth in Humana’s by-laws. For business or a proposal to be properly brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the corporation.

Aetna’s by-laws generally permit shareholders to bring business before an annual meeting of shareholders if the shareholder intending to bring such business gives timely notice thereof in writing in proper form.

To be timely, a shareholder’s notice must be delivered to Aetna’s corporate secretary not later than 90 calendar days prior to the date the annual meeting is to be held, provided that the notice will be considered timely if it is received not later than the close of business on the 10th calendar day following the day on which public disclosure of the date of such meeting was made.

To be in proper form, the notice must include as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for

To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Humana not less than 60 days nor more than 90 days prior to the scheduled date of the annual meeting, regardless of any postponement, deferral or adjournment of that meeting to a later date; provided, however, that if less than 70 days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of the meeting was mailed and (ii) the day on which such public disclosure was made.

A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before an annual meeting of stockholders (i) a description, in 500 words or less, of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on Humana’s books, of the stockholders known by such stockholder to be supporting such proposal, (iii) the class and number of shares of Humana which are beneficially owned by such stockholder on the date of such stockholder’s notice and by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder’s notice, (iv) a description, in 500 words or less, of any interest of the stockholder in such proposal, and (v) a representation that the stockholder is a holder of record of stock of Humana and intends to appear in person or by proxy at the meeting to present the proposal specified in the notice. Notwithstanding anything in Humana’s by-laws to the contrary, no business will be conducted at a meeting of stockholders except in accordance with the procedures described in the paragraphs above.

conducting the business at the annual meeting, (ii) the name and address of the shareholder, (iii) evidence of the class and number of Aetna shares that are beneficially owned by the shareholder and (iv) any material interest of the shareholder in such business.

A special meeting request for any item of business other than the nomination of any director to Aetna’s board of directors must comply with the requirements set forth in Aetna’s by-laws, which are described in greater detail in the section titled “Comparison of Stockholder Rights—Special Stockholder Meetings” on page 212 of this joint proxy/prospectus.

The chairman of the meeting will, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the procedures described in the paragraphs above, and if he should so determine, he will so declare to the meeting and any such business not properly brought before the meeting will not be transacted. Notwithstanding the foregoing, none of the procedures described in the paragraphs above will be interpreted or construed to require the inclusion of information about any such proposal in any proxy statement distributed by, at the direction of, or on behalf of, the board of directors.

Limitation of Liability of Directors and Officers	Under Humana’s charter, directors are not personally liable to Humana or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for breach of the director’s duty of loyalty to Humana or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent payment of an unlawful dividend on or redemption of Humana’s stock or (iv) for any transaction from which the director derived an improper personal benefit.

Aetna’s articles provide that no directors or officers of Aetna will have personal liability to Aetna or its shareholders for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes) unless the person’s conduct constitutes self-dealing, willful misconduct or recklessness.

If Pennsylvania law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, the liability of directors or officers of Aetna will be eliminated or limited to the fullest extent permitted by Pennsylvania law, as amended.

Indemnification of Directors, Officers Employees and Agents	Under Humana’s by-laws, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of Humana (or is or was serving at the request of Humana as a director, officer, employee or agent of another entity), whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director,	Under Aetna’s articles, Aetna will indemnify its directors and officers and advance expenses (upon receipt of an undertaking by or on behalf of such director or officer to repay such expenses if it is ultimately determined that such director or officer is not entitled to be indemnified by Aetna), to the fullest extent permitted by Pennsylvania law (except that Aetna is not obligated to indemnify or advance with respect to claims initiated by the director or officer) and permit, by action of Aetna’s board of directors, indemnification and advancement of expenses to its employees and agents as determined by the Aetna board of directors.

officer, employee or agent, will be indemnified and held harmless by Humana to the fullest extent authorized by the DGCL against all expenses, liability and loss reasonably incurred or suffered by such person; provided, however, that Humana will indemnify any such person in such action, suit or proceeding initiated by such person only if the action, suit or proceeding was authorized by Humana’s board of directors. The right to indemnification conferred in Humana’s by-laws includes the right to be paid by Humana for expenses incurred in defending any action, suit or proceeding for which indemnification is sought in advance of the final disposition of such action, suit or proceeding; provided that such advancement provided to a director or officer in his or her capacity as such will be made only upon delivery to Humana of an undertaking to repay all amounts advanced in the event that it is ultimately determined that such director or officer is not entitled to indemnification.
Appraisal Rights or Dissenters’ Rights	Under Delaware law, stockholders of a Delaware corporation have the right in certain mergers or consolidations to which the corporation is a party, to demand payment for the fair value of their shares pursuant to, and in compliance with procedures set forth in Section 262 of the DGCL, except in connection with a merger or consolidation with respect to shares (i) listed on a national securities exchange or held of record by more than 2,000 holders and (ii) for which, pursuant to the plan of merger or consolidation, stockholders will receive only (a) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (b) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (c) cash in lieu of fractional shares or (d) any combination of the foregoing. The DGCL also

Under Pennsylvania law, unless the articles or by-laws provide otherwise, shareholders of a Pennsylvania corporation generally are not entitled to dissenters’ rights if the shares that would otherwise give rise to such rights are (i) listed on a national securities exchange or (ii) held beneficially or of record by more than 2,000 persons.

Neither Aetna’s articles nor Aetna’s by-laws contain provisions in this regard.

provides that, subject to certain exceptions, stockholders of a surviving corporation do not have appraisal rights in connection with a plan of merger if the merger did not require for its approval the vote of the surviving corporation’s stockholders. Delaware law permits the charter of a Delaware corporation to provide for appraisal rights in mergers or consolidations in which appraisal rights are not otherwise available and in connection with amendments to the certificate of incorporation and sales of all or substantially all assets. Humana’s charter contains no provisions giving rise to appraisal rights in such transactions.
Dividends and Stock Repurchases	Under Humana’s charter, subject to the preferential rights of any holders of outstanding preferred stock, holders of Humana common stock are entitled to receive, to the extent permitted by law, such dividends as the board of directors of Humana may declare from time to time.	Subject to any rights of any outstanding series of Aetna shares senior to the Aetna common shares, the holders of Aetna common shares are entitled to such dividends as may be declared from time to time by the Aetna board of directors from funds available therefor.
Stockholder Vote on Fundamental or Extraordinary Corporate Transactions	Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, an amendment to the corporation’s certificate of incorporation, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the affirmative vote of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.	Under Pennsylvania law, except in certain limited circumstances where a vote of shareholders is not required, or unless a higher vote is required in a corporation’s articles of incorporation, a plan of merger or consolidation, a plan of asset transfer providing for the sale of all or substantially all of the assets of a corporation, a plan of interest exchange, division or voluntary dissolution will be adopted upon receiving at a properly convened meeting the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and the affirmative vote of a majority of the votes cast in any required class vote.
	Article Eleventh of Humana’s charter requires the affirmative vote of holders of three-fourths of the outstanding shares entitled to vote thereon in order to (i) adopt any agreement for the merger or consolidation of Humana with or into a “related company” or an “affiliate” of a “related company” (in each case, as defined in the Humana charter and summarized below), (ii) authorize the sale or lease of all or substantially all of	Aetna’s articles provide that any consolidation, merger, share exchange or division, or a sale of all or substantially all of its assets may be adopted only upon receiving the affirmative vote of at least a majority of the votes that all voting shareholders, voting as a single class, are entitled to cast thereon and, in addition, the affirmative vote of such number or proportion of shares of any class or series of Aetna’s capital stock as are then-required by the express terms of such class or series.

the assets of Humana to a “related company” or “affiliate” of a “related company”, or (iii) authorize the sale or lease to Humana or any subsidiary thereof of any assets of a “related company” or an “affiliate” of a “related company” in exchange for equity securities of Humana.

A “related company” is defined in Humana’s charter as any company, person or other entity which by itself or together with its “affiliates” and “associates” (as defined in Humana’s charter and summarized below) is the beneficial owner, directly or indirectly, of more than 5% of any class of equity securities of Humana as of the record date for the determination of stockholders entitled to vote on the applicable transaction.

An “affiliate” of a related company is defined as any company, person or other entity which, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the related company.

An “associate” of a related company is any officer, director or beneficial owner, directly or indirectly, of 5% or more of any class of equity securities of such related company or any of its affiliates.

A determination of Humana’s board of directors, based on information known to Humana’s board of directors and made in good faith, will be conclusive as to whether a company, person or other entity is a “related company”, an “affiliate” or an “associate” and whether a “related person” or “affiliate” thereof beneficially owns more than 5% of any class of equity securities of Humana.

The three-fourths voting requirement described above and the other provisions of Article Eleventh of Humana’s charter do not apply to any of the foregoing transactions with a “related company” or “affiliate” thereof if the board of directors of Humana has approved the transaction with such “related company” or “affiliate” thereof prior to the time that such “related company” or “affiliate” thereof became a holder of more than 5% of any class of equity securities of Humana.
State Anti-Takeover Provisions	Delaware law provides that, if a person acquires 15% or more of the outstanding voting stock of a Delaware corporation, thereby becoming an “interested stockholder”, that person may not engage in certain “business combinations” with the corporation, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of the corporation’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder unless one of the following exceptions applies: (i) the board of directors approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliates or associate of the corporation who was the owner of 15%

Under Aetna’s articles, Aetna has expressly opted out of the protection provided pursuant to Subchapter G of Chapter 25 of the PBCL, which would otherwise block the voting rights of an acquiring person who makes or proposes to make a control-share acquisition, which is defined as increasing ownership in the corporation above certain thresholds. In opting out of Subchapter G of Chapter 25 of the PBCL, Aetna also opted out of Subchapter I of Chapter 25 (providing for a minimum severance payment to certain employees terminated within two years of the approval of a control-share acquisition) and Subchapter J of Chapter 25 (prohibiting, in connection with certain “control-share acquisitions,” the abrogation of certain labor contracts, if any, prior to their stated date of expiration).

Aetna has opted out of Subchapter H of Chapter 25 of the PBCL, which would otherwise enable Aetna to recover certain profits from the sale of shares by shareholders who hold or will hold 20% of the voting power of Aetna or who have evidenced an intent to acquire control of Aetna.

Aetna has opted out of Subchapter E of Chapter 25 of the PBCL, which would otherwise subject persons who acquire at least 20% of the voting power in a “control transaction” to become subject to heightened voting and approval requirements for business combinations and the obligation to pay objecting shareholders fair value for their shares (including a proportionate amount of any control premium), determined as provided in Section 2547 of the PBCL.

or more of the outstanding voting stock within the three year period prior to determine whether a person is an interested stockholder.
Stockholder Rights Plan	While Delaware law does not include a statutory provision expressly authorizing stockholder rights plans, such rights plans have generally been found to be authorized by the DGCL and have been upheld by Delaware courts where they are adopted in response to a reasonably perceived threat to the corporation and its stockholders, and maintaining such rights plans in response to such threat has been found to be reasonable in relation to the threat posed.	Pennsylvania law expressly authorizes a corporation to adopt a shareholder rights plan.
	Humana does not currently have a stockholder rights plan, but Humana’s board of directors has the power under the DGCL to adopt a stockholder rights plan in the future, subject to its fiduciary duties.	Aetna currently has no shareholder rights plan. While Aetna has no present intention to adopt a shareholder rights plan, the Aetna board of directors retains the right to adopt a new plan at a future date pursuant to its exclusive authority to create and issue rights entitling the holders thereof to purchase from Aetna shares of capital stock or other securities and to elect to repurchase, redeem, terminate or amend any such rights. See “Description of Aetna Capital Stock” beginning on page 200 of this joint proxy statement/prospectus.
Preemptive Rights

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the charter.

Humana’s charter does not provide holders of shares of Humana common stock with preemptive rights.

Aetna’s articles provide that no holder of any class or series of Aetna capital stock will have any preemptive right to purchase or subscribe for any shares of Aetna or any security convertible into Aetna shares of any class or series.
Duties of Directors	Under Delaware law, the standards of conduct for directors of corporations are not statutory but are based on fiduciary duty principles developed by the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to act with the sole purpose of advancing the best interests of the corporation and its	Under Pennsylvania law, the standard of conduct for directors is governed by statute and case law. The PBCL requires that a director of a Pennsylvania corporation perform his or her duties: (i) in good faith, (ii) in a manner he or she reasonably believes to be in the best interests of the corporation, and (iii) with such care, including reasonable inquiry, skill and diligence, as a person stockholders and the duty of care requires directors in managing the corporation’s affairs to use the level of care that ordinarily careful and prudent persons would use in similar circumstances. Directors owe fiduciary duties of loyalty and care to the corporation and its stockholders. Fiduciary duties are not owed to non-stockholder constituencies such as customers and employees.

of ordinary prudence would use under similar circumstances.

In discharging their duties, directors may, in considering the best interests of their corporation, consider, among other things, to the extent they deem appropriate: (a) the effects of any action upon any or all groups affected by the action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located; (b) the short-term and long-term interests of the corporation; (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation; and (d) all other pertinent factors. In considering the best interests of the corporation or the effects of any action, directors are not required to regard any corporate interest or the interests of the shareholders, or any other group affected by the action, as a dominant or controlling factor.

LEGAL MATTERS

The validity of the Aetna common shares to be issued to Humana stockholders pursuant to the merger will be passed upon by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania.

It is a condition to the mergers that Aetna and Humana receive opinions from Davis Polk and Fried Frank, respectively, substantially to the effect that for U.S. federal income tax purposes the mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that Humana and Aetna will each be a “party to the reorganization” within the meaning of Section  368(b) of the Code.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements and schedule of Aetna Inc. and its subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and Aetna’s management’s assessment of the effectiveness of Aetna’s internal control over financial reporting as of December 31, 2014, have been incorporated by reference into this joint proxy statement/prospectus in reliance on the reports of KPMG LLP, which is referred to in this joint proxy statement/prospectus as KPMG, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. With respect to the Aetna unaudited interim financial information for the periods ended March 31, 2015, and June 30, 2015, incorporated by reference into this joint proxy statement/prospectus, KPMG has reported that it applied limited procedures in accordance with professional standards for a review of such information. However, KPMG’s separate reports included in Aetna’s quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2015, and June 30, 2015, and incorporated by reference herein, state that KPMG did not audit and it does not express an opinion on that interim financial information. Accordingly, the degree of reliance on KPMG’s reports on such information should be restricted in light of the limited nature of the review procedures applied. KPMG is not subject to the liability provisions of Section 11 of the Securities Act for its reports on the unaudited interim financial information because those reports are not “reports” or “parts” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

The financial statements incorporated in this joint proxy statement/prospectus by reference to Humana’s Current Report on Form 8-K dated August 10, 2015, and the financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Humana for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE SHAREHOLDER PROPOSALS

Aetna

Aetna will hold an annual meeting of shareholders in 2016, which is referred to in this joint proxy statement/prospectus as the Aetna 2016 annual meeting, regardless of whether the merger has been completed.

Any shareholder proposals intended to be presented at the Aetna 2016 annual meeting and considered for inclusion in Aetna’s proxy materials must have been received by Aetna’s corporate secretary no later than the close of business Eastern Time on December 4, 2015. Such proposals must be sent to: Corporate Secretary, Aetna Inc., 151 Farmington Avenue, RW61, Hartford, CT 06156. Such proposals also will need to comply with the SEC’s rules and regulations, namely Rule 14a-8 under the Exchange Act, regarding the inclusion of shareholder proposals in Aetna-sponsored proxy materials.

In order for an Aetna shareholder proposal to be raised from the floor during the Aetna 2016 annual meeting instead of being submitted for inclusion in Aetna’s proxy statement, the shareholder’s written notice must be received by Aetna’s corporate secretary at least 90 calendar days before the date of the Aetna 2016 annual meeting and must contain the information required by Aetna’s by-laws.

Aetna shareholders may propose director candidates for consideration by the nominating committee of Aetna’s board of directors. In addition, Aetna’s by-laws permit shareholders to nominate directors for consideration at an Aetna meeting of shareholders at which one or more directors are to be elected. In order to nominate a director candidate at the Aetna 2016 annual meeting, the shareholder’s written notice must be received by Aetna’s corporate secretary at least 90 calendar days before the date of the Aetna 2016 annual meeting and must contain the information required by Aetna’s by-laws.

You may contact Aetna’s corporate secretary at Aetna’s headquarters, 151 Farmington Avenue, RW61, Hartford, CT 06156, for a copy of the relevant provisions of Aetna’s by-laws regarding the requirements for making shareholder proposals and nominating director candidates. You can also visit Aetna’s website and download a copy of Aetna’s by-laws.

Humana

If the mergers are not completed by the expected date of Humana’s 2016 annual meeting of stockholders, Humana plans to hold such annual meeting. Humana’s by-laws provide that the annual meeting of stockholders is to be held on such date, and at such time and place, as may be designated by Humana’s board of directors. Stockholder proposals, including stockholder nominees for director, as permitted by SEC regulations for inclusion in Humana’s proxy statement for materials relating to its 2016 annual meeting of stockholders, should one be held, must be submitted to Humana’s corporate secretary in writing no later than November 9, 2015. Proposals should be submitted to Joan O. Lenahan, Vice President and Corporate Secretary, Humana Inc., 500 West Main Street, 21st Floor, Louisville, Kentucky 40202.

In order for a Humana stockholder proposal to be raised from the floor during the Humana 2016 annual meeting instead of being submitted for inclusion in Humana’s proxy statement, the stockholder’s written notice must be received by Humana’s corporate secretary not less than 60 and not more than 90 days before the date of the Humana 2016 annual meeting. However, if less than 70 days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of the meeting was mailed and (ii) the day on which such public disclosure was made. Such notice must contain the information required by Humana’s by-laws.

WHERE YOU CAN FIND MORE INFORMATION

Aetna has filed a registration statement on Form S-4 to register with the SEC the Aetna common shares to be issued to Humana stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Aetna in addition to being proxy statements of Aetna and Humana for their respective special meetings. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Aetna and the Aetna common shares. The rules and regulations of the SEC allow Aetna and Humana to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Aetna and Humana file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that has reports, proxy statements and other information about Aetna and Humana. The address of that site is http://www.sec.gov. The reports and other information filed by Aetna and Humana with the SEC are also available at their respective Internet websites, which are http://www.aetna.com and http://www.humana.com. Information on these Internet websites is not part of this joint proxy statement/prospectus.

The SEC allows Aetna and Humana to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Aetna and Humana have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of the Humana and Aetna special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Aetna and Humana and their respective financial performance.

Aetna SEC Filings (File No. 001-16095)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2014
Quarterly Reports on Form 10-Q	Fiscal quarters ended March 31, 2015, and June 30, 2015
Proxy Statement on Schedule 14A	Filed on April 3, 2015
Current Reports on Form 8-K	Filed on August 17, 2015, July 31, 2015, July 8, 2015, July 6, 2015, July 2, 2015, May 26, 2015, May 19, 2015 and March 5, 2015
Any description of Aetna common shares contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Humana SEC Filings (File No. 001-5975)	Period
Annual Report on Form 10-K (as updated by Humana’s Current Report on Form 8-K filed on August 10, 2015)	Fiscal year ended December 31, 2014
Quarterly Reports on Form 10-Q	Fiscal quarters ended March 31, 2015, and June 30, 2015
Proxy Statement on Schedule 14A	Filed on March 6, 2015
Current Reports on Form 8-K	Filed on August 10, 2015, July 9, 2015, July 7, 2015, July 6, 2015 and April 17, 2015
Any description of Humana common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Aetna has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Aetna, as well as all pro forma financial information, and Humana has supplied all such information relating to Humana.

Documents incorporated by reference are available from Aetna or Humana, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. Humana stockholders or Aetna shareholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06156

Attention: Investor Relations

Telephone: (860) 273-2402

Humana Inc.

500 West Main Street

Louisville, KY 40202

Attention: Investor Relations

Telephone: (502) 580-3622

If you would like to request documents, please do so by October 13, 2015, in order to receive them before the Humana special meeting or the Aetna special meeting, as applicable.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the adoption of the merger agreement, the proposal to adjourn from time to time the Humana special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to adopt the merger agreement, the non-binding advisory proposal to approve compensation that will or may be paid or provided by Humana to its named executive officers in connection with the merger, the approval of the stock issuance and the proposal to adjourn the Aetna special meeting if necessary. Neither Aetna nor Humana has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated August 28, 2015. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Humana stockholders or Aetna shareholders nor the issuance of Aetna common shares in the merger will create any implication to the contrary.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

July 2, 2015

among

AETNA INC.,

ECHO MERGER SUB, INC.,

ECHO MERGER SUB, LLC

and

HUMANA INC.

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 2, 2015, among Aetna Inc., a Pennsylvania corporation (“Parent”), Echo Merger Sub, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub 1”), Echo Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub 2”), and Humana Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directed that the approval and adoption of this Agreement (including the Mergers) be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the approval and adoption of this Agreement (including the Mergers) by the Company’s stockholders;

WHEREAS, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Parent Share Issuance) are fair to and in the best interests of Parent’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Parent Share Issuance), (iii) directed that the Parent Share Issuance be submitted to a vote at a meeting of Parent’s stockholders, and (iv) recommended the approval of the Parent Share Issuance by Parent’s stockholders;

WHEREAS, the Board of Directors of Merger Sub 1 has unanimously (i) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the First Merger), and (ii) directed that this Agreement be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub 1;

WHEREAS, the Board of Managers of Merger Sub 2 has unanimously (i) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Second Merger), and (ii) directed that this Agreement be submitted to Parent for its approval and adoption in its capacity as the sole member of Merger Sub 2;

WHEREAS, the parties intend that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”) and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, the Company, Parent, Merger Sub 1 and Merger Sub 2 desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Antitrust Laws” shall mean the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Law(s)” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement (including any federal, state or local directive or other requirement that relates to Medicare or Medicaid) enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. References to “Applicable Law” or “Applicable Laws” shall be deemed to include Health Care Laws, any applicable insurance law and Antitrust Law.

“ASOPs” means actuarial standards of practice promulgated by the Actuarial Standards Board for use by actuaries when providing professional services in the United States.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“CMS” means the Centers for Medicare & Medicaid Services.

“Code” means the Internal Revenue Code of 1986.

“Company Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity or voting securities of the Company, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of any class of equity or voting securities of the Company, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company, under which such Person or Group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable, or (B) beneficial ownership of 20% or more of any class of equity or voting securities of the Company.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2014, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014.

“Company Balance Sheet Date” means December 31, 2014.

“Company Common Stock” means the common stock, $0.16 2/3 par value, of the Company.

“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Parent on the date of this Agreement.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy, or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of the Company or any of its Subsidiaries, or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.

“Company Equity Awards” means Company Stock Options, Company RSU Awards and Company PSU Awards.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property, in each case, of the Company and its Subsidiaries.

“Company Material Adverse Effect” means a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no event, change, effect, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect, or whether a Company Material Adverse Effect would reasonably be expected to occur: (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the health care, health insurance or managed care industry, or any other industry in which the Company or any of its Subsidiaries operate (other than the Medicare Advantage managed care industry), (iii) any changes in conditions generally affecting the Medicare Advantage managed care industry, (iv) any decline, in and of itself, in the market price or trading volume of the Company Common Stock (it being understood and agreed that the foregoing shall not preclude Parent from asserting that any facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (v) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of enrollments, revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude Parent from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the Mergers, the taking of any action required or expressly contemplated by this Agreement or the identity of, or any facts or circumstances relating to Parent or its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Authorities, customers, Providers, suppliers, partners, officers or employees (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority, (ix) any changes in GAAP, SAP or ASOPs (or authoritative interpretations thereof), (x) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (xi) any taking of any action at the written request of or with the consent of Parent (it being understood and agreed that, with respect to any action taken with such consent, the foregoing shall not preclude Parent from asserting that any facts or occurrences resulting from such action that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xii) any reduction in the credit rating of the Company or any of its Subsidiaries (it being understood and agreed that the foregoing shall not preclude Parent from asserting that any facts or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xiii) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions, (xiv) any changes to reimbursement rates or in methods or procedures for determining such rates, any changes to eligibility requirements or any other programmatic changes by any Governmental Authority, in each case, whether such changes are applicable nationally or to only certain geographic areas, (xv) the matters set forth in Section 1.01 of the Company Disclosure Schedule, or (xvi) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the Mergers, except in the case of each of clauses (i), (ii), (iii), (v), (viii), (ix) or (xiv), to the extent that any such event, change, effect, development or occurrence has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such event, change, effect, development or occurrence has on other companies operating in the managed care industry (it being understood and agreed that any such disproportionate effect on the Company and its Subsidiaries to the extent resulting from the greater concentration of the businesses of the Company and its Subsidiaries in any particular industry or geography relative to other companies operating in the managed care industry shall not be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Stock Plans” means the Amended and Restated 2003 Stock Incentive Plan and the 2011 Stock Incentive Plan, in each case, as amended from time to time.

“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearances, authorization, acknowledgment, Order or other confirmation.

“Contract” means any contract, agreement, obligation, understanding or instrument, lease or license.

“Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of July 9, 2013, among the Company, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as Agent and CAF Loan Agent, Bank of America, N.A., as Syndication Agent, Citibank, N.A., PNC Bank, National Association, U.S. Bank National Association and Wells Fargo Bank, National Association, as Documentation Agents, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets, Inc., PNC Capital Markets LLC, U.S. Bank National Association, and Wells Fargo Securities, LLC as Joint-Lead Arrangers and Joint Bookrunners.

“Environmental Law” means any Applicable Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, consents (including consents required by Contract), variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law and affecting, or relating to, the business of the Company or any of its Subsidiaries, or the business of Parent or any of its Subsidiaries, as applicable.

“Equity Award Exchange Ratio” means the sum of (i) the Share Consideration, plus (ii) the quotient of (x) the Cash Consideration, divided by (y) the Parent Stock Price, rounded to the nearest one thousandth.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Financing Sources” means the Persons that have entered or will enter into commitment letters or agreements with Parent in connection with the Debt Financing (including any Persons providing Alternative Financing) and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of the Debt Financing, and their respective general or limited partners, direct or indirect shareholders, managers, members, Affiliates, Representatives, successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Government Sponsored Health Care Programs” means (i) the Medicare program established under and governed by the applicable provisions of Title XVIII of the Social Security Act, the regulations promulgated thereunder and any sub-regulatory guidance issued, (ii) the Medicaid program governed by the applicable provisions of Title XIX of the Social Security Act, the regulations promulgated thereunder, as well as any state’s Applicable Laws implementing the Medicaid program, and (iii) any other state or federal health care program or plan.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Group” means a “group” as defined in Section 13(d) of the 1934 Act.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“Health Care Laws” means all Applicable Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care services, health benefits or health insurance, including Applicable Laws that regulate Providers, managed care, third-party payors and Persons bearing the financial risk for, or providing administrative or other functions in connection with, the provision of, payment for or arrangement of health care services and, including all Applicable Laws relating to Health Care Programs pursuant to which any Regulated Subsidiary of the Company or Parent, as applicable, is required to be licensed or authorized to transact business; (ii) health care or insurance fraud or abuse, including the solicitation or acceptance of improper incentives involving persons operating in the health care industry, patient referrals or Provider incentives generally, including the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark laws (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the provision of administrative, management or other services related to any Health Care Programs, including the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including the provision of the services of third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits; (iv) the licensure, certification, qualification or authority to transact business in connection with the provision of, or payment for, pharmacy services, along with the requirements of the U.S. Drug Enforcement Administration in connection therewith; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985; (vi) ERISA; (vii) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (viii) the Medicare Improvements for Patients and Providers Act of 2008; (ix) privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective participants in the Company’s Health Care Programs or other lines of business, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), including any other Applicable Laws relating to medical information; and (x) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152).

“Health Care Programs” means all lines of business, programs and types of services offered by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, including Government Sponsored Health Care Programs, commercial risk (individual, small group, large group), workers compensation, the Federal Employees Health Benefits Program (FEHBP), TRICARE, administrative services only (ASO) and network rental.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in the United States or any other jurisdiction throughout the world: (i) trademarks, service marks, trade names, Internet domain names, Internet account names (including social networking and media names) and other indicia of origin, together with all goodwill associated therewith or symbolized thereby, and all registrations and applications relating to the foregoing; (ii) patents and pending patent applications and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof; (iii) registered and unregistered copyrights (including those in Software), all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof; (iv) trade secrets and rights in confidential technology and information, know-how, inventions, processes, formulae, algorithms, models and methodologies; (v) rights in Software; and (vi) other similar types of proprietary or intellectual property.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation, owned by, or licensed or leased to, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“knowledge” of any Person that is not an individual means the actual knowledge of those executive officers of the Company or Parent, as the case may be, set forth in Section 1.01 of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule, as applicable.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Major Subsidiary” means, with respect to any Person, each Subsidiary of such Person that is a “significant subsidiary” (as defined in Regulation S-X) of such Person or a Regulated Subsidiary of such Person.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority or arbitrator (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“Parent Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than the Company and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Parent or its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of Parent, or to which 20% or more of the revenues or earnings of Parent on a consolidated basis are attributable, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity or voting securities of Parent, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of any class of equity or voting securities of Parent, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Parent, under which such Person or Group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of Parent, or to which 20% or more of the revenues or earnings of Parent on a consolidated basis are attributable, or (B) beneficial ownership of 20% or more of any class of equity or voting securities of Parent.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2014, and the footnotes to such consolidated balance sheet, in each case set forth in Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2014.

“Parent Balance Sheet Date” means December 31, 2014.

“Parent Common Stock” means the common stock, $0.01 par value, of Parent.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule delivered to the Company on the date of this Agreement.

“Parent Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by Parent or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of Parent or any of its Subsidiaries, or (y) for which Parent or any of its Subsidiaries has any direct or indirect liability.

“Parent Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property, in each case, of Parent and its Subsidiaries.

“Parent Material Adverse Effect” means a material adverse effect on the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided that no event, change, effect, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Parent Material Adverse Effect, or whether a Parent Material Adverse Effect would reasonably be expected to occur: (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the health care, health insurance or managed care industry, or any other industry in which Parent or any of its Subsidiaries operate (other than the Medicare Advantage managed care industry), (iii) any changes in conditions generally affecting the Medicare Advantage managed care industry, (iv) any decline, in and of itself, in the market price or trading volume of Parent Common Stock (it being understood and agreed that the foregoing shall not preclude the Company from asserting that any facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (v) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of enrollments, revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude the Company from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the Mergers, the taking of any action required or expressly contemplated by this Agreement or the identity of, or any facts or circumstances relating to the Company or its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with Governmental Authorities, customers, Providers, suppliers, partners, officers or employees (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority, (ix) any changes in GAAP, SAP or ASOPs (or authoritative interpretations thereof), (x) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (xi) any taking of any action at the written request of or with the consent of the Company (it being understood and agreed that, with respect to any action taken with such consent, the foregoing shall not preclude the Company from asserting that any facts or occurrences resulting from such action that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (xii) any reduction in the credit rating of Parent or any of its Subsidiaries (it being understood and agreed that the foregoing shall not preclude the Company from asserting that any facts or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (xiii) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions, (xiv) any changes to reimbursement rates or in methods or procedures for determining such rates, any changes to eligibility requirements or any other programmatic changes by any Governmental Authority, in each case, whether such changes are applicable nationally or to only certain geographic areas, or (xv) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the Mergers, except in the case of each of clauses (i), (ii), (iii), (v), (viii), (ix) or (xiv), to the extent that any such event, change, effect, development or occurrence has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such event, change, effect, development or occurrence has on other companies operating in the managed care industry (it being understood and agreed that any such disproportionate effect on Parent and its Subsidiaries to the extent resulting from the greater concentration of the businesses of Parent and its Subsidiaries in any particular industry or geography relative to other companies operating in the managed care industry shall not be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

“Parent Stock Price” means the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) on each of the five (5) consecutive trading days ending on the trading day that is two (2) trading days prior to the Closing Date.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pennsylvania Law” the Pennsylvania Business Corporation Law of 1988.

“Permitted Lien” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP or SAP, as applicable, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Government Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not, in any case, materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, (vii) non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (viii) any purchase money security interests, equipment leases or similar financing arrangements, (ix) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to the Company or any of its Subsidiaries) or the Parent Balance Sheet (in the case of Liens applicable to Parent and its Subsidiaries), or the notes thereto, or (x) any Liens that are not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

“Providers” means all primary care physicians and physician groups, medical groups, independent practice associations, specialist physicians, dentists, optometrists, pharmacies and pharmacists, radiologists and radiology centers, laboratories, mental health professionals, community health centers, clinics, surgicenters, accountable care organizations, chiropractors, physical therapists, nurses, nurse practitioners, physician’s assistants, hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied health professional or facility.

“Regulated Subsidiary” means any Subsidiary of the Company or Parent, as applicable, that is licensed in one or more jurisdictions as an insurance company, health maintenance organization (including a single healthcare service plan), managed care organization, healthcare service plan, specialized healthcare service plan, healthcare service corporation, pharmacy, dental maintenance organization, dental plan organization, prepaid dental plan, third party administrator and/or utilization review agent, broker or agency, including, with respect to the Company, Humana Government Business, Inc.

“SAP” means, as to any insurance company or health maintenance organization conducting an insurance business, the statutory accounting practices prescribed or permitted by Applicable Law or Governmental Authorities seated in the jurisdiction where such insurance company or health maintenance organization is domiciled and responsible for the regulation thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Severance Pay Plans” means the severance plans set forth on Section 7.05(a) of the Company Disclosure Schedule.

“Social Security Act” means the Social Security Act of 1935.

“Software” means all (i) computer programs and other software including any and all software implementations of algorithms, models and, methodologies, assemblers, applets, compilers, development tools, design tools and user interfaces, whether in source code or object code form, (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise, and (iii) updates, upgrades, modifications, improvements, enhancements, derivative works, new versions, new releases and corrections to or based on any of the foregoing.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Tax” means any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest, penalties and additions to tax (including penalties for failure to file or late filing of any tax return, report or other filing, and any interest in respect of such penalties, additions to tax or additional amounts imposed by any federal, state, local, non-U.S. or other Taxing Authority).

“Tax Return” means any report, return, document, statement, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, claims for refunds, any documents with respect to or accompanying payments of estimated Taxes or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreement” means any existing agreement binding any Person or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than (i) agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters, (ii) financing agreements that do not have as a principal purpose addressing Tax matters and (iii) leases.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any tax.

“Third Party” means any Person or Group, other than the Company or any of its Affiliates, in the case of Parent, or Parent or any of its Affiliates, in the case of the Company, and the Representatives of such Persons, in each case, acting in such capacity.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement or as otherwise contemplated by the last sentence of Section 7.06(b).

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affected Employees	7.05
Agreement	Preamble
Alternative Financing	7.06
Annual Incentive Plan	7.05
Assumed Performance Unit Award	2.07
Assumed Restricted Unit Award	2.07
Assumed Stock Option	2.07
Award Consideration	2.07
Bankruptcy and Equity Exceptions	4.02
Benefits Continuation Period	7.05
Cash Consideration	2.04
Certificate	2.04
Change in Control Agreements	7.05
Claim Expenses	7.04
Closing	2.01
Closing Date	2.01
CMS Sanction	9.02
Company	Preamble
Company Adverse Recommendation Change	6.02
Company Approval Time	6.02
Company Board Recommendation	4.02
Company Insurance Policies	4.25
Company Intervening Event	6.02
Company Material Contract	4.18
Company Organizational Documents	4.01
Company Permits	4.16
Company Preferred Stock	4.05
Company PSU Award	2.07
Company Record Date	8.04
Company Registered IP	4.22
Company Required Governmental Authorizations	4.03
Company RSU Award	2.07
Company SEC Documents	4.07
Company Securities	4.05
Company Statutory Filings	4.10
Company Stock Option	2.07
Company Stockholder Approval	4.02
Company Stockholder Meeting	8.04
Company Superior Proposal	6.02
Company Termination Fee	10.03
Confidentiality Agreement	8.01
Davis Polk	8.13
Debt Commitment Letter(s)	5.27
Debt Financing	5.27
Delaware Law	2.02
Delaware LLC Law	2.03
Dissenting Shares	2.06
Dissenting Stockholders	2.06
D&O Claim	7.04

Term	Section
D&O Indemnified Parties	7.04
D&O Indemnifying Parties	7.04
EBITDA	8.02
End Date	10.01
Equity Award Cash Consideration	2.07
Exchange Agent	2.05
Exchange Agent Agreement	2.05
Exchange Fund	2.05
Exchange Ratio	2.04
Excluded Shares	2.04
First Certificate of Merger	2.02
First Merger	2.02
First Merger Effective Time	2.02
Fried Frank	2.01
Incentive Plan Participant	7.05
Indenture	6.05
Initial Surviving Corporation	2.02
Initial Surviving Corporation Common Stock	2.04
internal controls	4.07
Joint Proxy Statement/Prospectus	8.03
Lease	4.23
Maximum Premium	7.04
Merger Consideration	2.04
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Mergers	2.03
New Company Plans	7.05
NYSE	4.03
Parent	Preamble
Parent Adverse Recommendation Change	7.02
Parent Approval Time	7.02
Parent Board Recommendation	5.02
Parent Equity Award	5.05
Parent Intervening Event	7.02
Parent Organizational Documents	5.01
Parent Permits	5.16
Parent Registered IP	5.21
Parent Required Governmental Authorizations	5.03
Parent SEC Documents	5.07
Parent Securities	5.05
Parent Share Issuance	5.02
Parent Statutory Filings	5.10
Parent Stock Right	5.05
Parent Stock Unit	5.05
Parent Stockholder Approval	5.02
Parent Stockholder Meeting	8.04
Parent Superior Proposal	7.02
Parent Termination Fee	10.03
principal executive officer	4.07
principal financial officer	4.07
Registration Statement	8.03

Term	Section
Regulation S-K	4.14
Regulation S-X	6.01
Regulatory Material Adverse Effect	8.02
Regulatory Termination Fee	10.03
Relevant Factors	9.02
Representatives	6.02
Second Certificate of Merger	2.03
Second Merger	2.03
Second Merger Effective Time	2.03
Share Consideration	2.04
Surviving Company	2.03
Tax Representation Letter	8.13
Transaction Litigation	8.08
Transition Team	6.04
Treasury Regulations	Recitals
Uncertificated Share	2.04

Section 1.02. Other Definitional and Interpretative Provisions. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit, the Company Disclosure Schedule or the Parent Disclosure Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedule hereto, all such amendments, modifications or supplements (other than such amendments, modifications or supplements that are immaterial) must also be listed in the appropriate schedule; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xiii) references to “dollars” and “$” means U.S. dollars; (xiv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) posted and made available to the other party on the Merrill Datasite/Project Hugo due diligence data site, with respect to the Company, or on the Merrill Datasite/Project Element 2015 due diligence data site, with respect to Parent, as applicable, maintained by such party in connection with the transactions contemplated hereby, in each case, prior to the date hereof; (B) provided via electronic mail or in person prior to the date hereof; or (C) filed or furnished to the SEC prior to the date hereof; (xv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; and (xvi) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

CLOSING; MERGERS

Section 2.01. Closing. The closing of the Mergers (the “Closing”) shall take place in New York City at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), One New York Plaza, New York, New York, 10004 at 10:00 a.m., Eastern time, on the third (3rd) Business Day after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit thereof, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

Section 2.02. First Merger. (a) At the Closing, the Company shall file a certificate of merger (the “First Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the “Delaware Law”) in connection with the First Merger. The First Merger shall become effective at such time (the “First Merger Effective Time”) as the First Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the First Certificate of Merger).

(b) At the First Merger Effective Time, Merger Sub 1 shall be merged (the “First Merger”) with and into the Company in accordance with the Delaware Law, whereupon the separate existence of Merger Sub 1 shall cease, and the Company shall be the surviving corporation (the “Initial Surviving Corporation”).

(c) From and after the First Merger Effective Time, the Initial Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub 1, all as provided under the Delaware Law.

Section 2.03. Second Merger. (a) At the Closing and immediately following the First Merger Effective Time, the Initial Surviving Corporation shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the Delaware Law and the Limited Liability Company Act of the State of Delaware (the “Delaware LLC Law”) in connection with the Second Merger. The Second Merger shall become effective at such time (the “Second Merger Effective Time”) as the Second Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the Second Certificate of Merger).

(b) At the Second Merger Effective Time, the Initial Surviving Corporation shall be merged (the “Second Merger”, and together with the First Merger, the “Mergers”) with and into Merger Sub 2 in accordance with the Delaware Law and the Delaware LLC Law, whereupon the separate existence of the Initial Surviving Corporation shall cease, and Merger Sub 2 shall be the surviving limited liability company (the “Surviving Company”).

(c) From and after the Second Merger Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Initial Surviving Corporation and Merger Sub 2, all as provided under the Delaware Law and the Delaware LLC Law.

Section 2.04. Conversion of Shares. (a) At the First Merger Effective Time:

(i) other than (x) shares of Company Common Stock to be cancelled pursuant to Section 2.04(a)(ii) and (y) Dissenting Shares (such shares together with the shares of Company Common Stock to be cancelled pursuant to Section 2.04(a)(ii), collectively, the “Excluded Shares”), each share of Company Common

Stock outstanding immediately prior to the First Merger Effective Time shall be converted into the right to receive (i) 0.8375 (the “Exchange Ratio”) shares of Parent Common Stock (the “Share Consideration”) and (ii) $125.00 in cash without interest (the “Cash Consideration,” and together with the Share Consideration, the “Merger Consideration”);

(ii) each share of Company Common Stock held by the Company as treasury stock or owned by Parent or any of its Subsidiaries immediately prior to the First Merger Effective Time (other than any such shares owned by Parent or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be cancelled, and no consideration shall be paid with respect thereto;

(iii) each share of common stock of Merger Sub 1 outstanding immediately prior to the First Merger Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Initial Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Initial Surviving Corporation (the “Initial Surviving Corporation Common Stock”); and

(iv) all outstanding shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (x) each certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and (y) each uncertificated share of Company Common Stock (an “Uncertificated Share”) which immediately prior to the First Merger Effective Time was registered to a holder on the stock transfer books of the Company shall (other than with respect to Excluded Shares) thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(f) and any cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.09, in each case to be issued or paid in accordance with Section 2.05, without interest.

(b) At the Second Merger Effective Time:

(i) each share of Initial Surviving Corporation Common Stock outstanding immediately prior to the Second Merger Effective Time shall be cancelled, and no consideration shall be paid with respect thereto; and

(ii) the limited liability company interests of Merger Sub 2 outstanding immediately prior to the Second Merger Effective Time shall remain outstanding and shall constitute the only outstanding limited liability company interests of the Surviving Company.

Section 2.05. Surrender and Payment. (a) Prior to the First Merger Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent reasonable acceptable to the Company (the “Exchange Agent Agreement”) for the purpose of exchanging (i) Certificates or (ii) Uncertificated Shares for the Merger Consideration payable in respect of the shares of Company Common Stock. As of the First Merger Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.05 through the Exchange Agent, (x) certificates (or evidence of shares in book-entry form) representing the shares of Parent Common Stock issuable pursuant to Section 2.04(a)(i) in exchange for outstanding shares of Company Common Stock and (y) cash sufficient to pay the aggregate Cash Consideration payable pursuant to Section 2.04(a)(i). Parent agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions to which such holders are entitled pursuant to Section 2.05(f) and cash in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.09. Promptly after the First Merger Effective Time (and in no event more than two (2) Business Days following the Closing Date), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock at the First Merger Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and substantially finalized prior to the First Merger Effective Time and which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. All certificates (or evidence of shares in book-entry form) and cash deposited with the Exchange Agent pursuant to this Section 2.05 shall be referred to in this Agreement as the “Exchange Fund.” Parent shall cause the Exchange Agent to deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article 2 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that such cash shall only be invested in the manner provided in the Exchange Agent Agreement; and provided, further, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration or cash in lieu of fractional interests; provided, further, that to the extent necessary to pay the Merger Consideration, Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent upon termination of the Exchange Fund.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Common Stock represented by such Certificate or Uncertificated Share (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect thereto as contemplated by Section 2.09 and Section 2.05(f)). The shares of Parent Common Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Common Stock or is otherwise required under Applicable Law.

(c) If any portion of the Merger Consideration (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect thereto as contemplated by Section 2.09 and Section 2.05(f)) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes has been paid or is not payable.

(d) Upon the First Merger Effective Time, there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the First Merger Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Initial Surviving Corporation, the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions) with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article 2.

(e) Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration and any dividends and distributions (and cash in lieu of any fractional shares of Parent Common Stock) with respect thereto, without any interest thereon. Notwithstanding the foregoing, Parent and its Subsidiaries (including the Initial Surviving Corporation and its Subsidiaries and the Surviving Company and its Subsidiaries) shall not be liable to any holder of shares of Company Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Following the surrender of any Certificates or the transfer of any Uncertificated Shares as provided in this Section 2.05, Parent shall pay, or cause to be paid, without interest, to the Person in whose name the shares of Parent Common Stock constituting the Share Consideration have been registered, (i) in connection with the payment of the Share Consideration, (x) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.09, and (y) the aggregate amount of all dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date on or after the First Merger Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends or other distributions payable with respect to whole shares of Parent Common Stock constituting the Share Consideration with a record date on or after the First Merger Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to shares of Parent Common Stock constituting the Share Consideration, and no cash payment in lieu of fractional shares pursuant to Section 2.09, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.05.

(g) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of Company Common Stock in connection with the Mergers, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

Section 2.06. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the First Merger Effective Time and that are held by a stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the Delaware Law (such stockholders, the “Dissenting Stockholders” and such shares of Company Common Stock, the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the Delaware Law (and, at the First Merger Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the Delaware Law), unless and until such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost rights to appraisal under the Delaware Law. If any Dissenting Stockholders shall have failed to perfect or shall have effectively waived, withdrawn or lost such rights, the Dissenting Shares held by such Dissenting Stockholder shall thereupon be deemed to have been converted, as of the First Merger Effective Time, into the right to receive the Merger Consideration as provided in Section 2.04(a)(i) (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect thereto as contemplated by Section 2.09 and Section 2.05(f)), without interest. The Company shall give Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the Delaware Law and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the Delaware Law, and Parent shall have the right to direct all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

Section 2.07. Company Equity Awards.

(a) Company Stock Options

(i) At the First Merger Effective Time, each option to purchase shares of Company Common Stock under any Company Stock Plan that is outstanding and unexercised immediately prior to the First Merger Effective Time (each, a “Company Stock Option”) that is vested or that, pursuant to its terms as in effect as of the date hereof, would become vested as of the First Merger Effective Time, with a per share exercise price less than the Equity Award Cash Consideration, shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the excess, if any, of (1) the sum of (x) the Cash Consideration plus (y) the value equal to the product of the Parent Stock Price multiplied by the Exchange Ratio (the sum of the amounts in clauses (x) and (y), the “Equity Award Cash Consideration”) over (2) the applicable per share exercise price of such Company Stock Option multiplied by (B) the total number of shares of Company Common Stock subject to such Company Stock Option. At the First Merger Effective Time, each Company Stock Option that is vested or that, pursuant to its terms as in effect as of the date hereof, would become vested as of the First Merger Effective Time, with a per share exercise price greater than or equal to the Equity Award Cash Consideration, shall be cancelled for no consideration.

(ii) Each Company Stock Option that (x) is not cancelled in accordance with Section 2.07(a)(i) or (y) is granted after the date hereof to the extent permitted under Section 6.01(d), at the First Merger Effective Time shall, by virtue of the First Merger and without further action on the part of the holder thereof, be assumed by Parent and become, as of the First Merger Effective Time, an option (an “Assumed Stock Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Company Stock Option immediately prior to the First Merger Effective Time, shares of Parent Common Stock, except that (A) the number of shares of Parent Common Stock, rounded down to the nearest whole share, subject to such Assumed Stock Option shall equal the product of (x) the number of shares of Company Common Stock that were subject to such Company Stock Option immediately prior to the First Merger Effective Time, multiplied by (y) the Equity Award Exchange Ratio, and (B) the per-share exercise price, rounded up to the nearest whole cent, shall equal the quotient of (1) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the First Merger Effective Time, divided by (2) the Equity Award Exchange Ratio; provided that each Company Stock Option (A) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (B) shall be adjusted in a manner that complies with Section 409A of the Code.

(b) Company Restricted Stock Units

(i) Immediately prior to the First Merger Effective Time, with respect to each restricted stock unit award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that (x) vests solely based on the passage of time (each, a “Company RSU Award”) and (y) pursuant to its terms as in effect as of the date hereof, provides for automatic accelerated vesting upon the consummation of the transactions contemplated by this Agreement, the restrictions and vesting conditions applicable to such Company RSU Award shall lapse and each such Company RSU Award shall, by virtue of the First Merger and without any action on the part of the holder thereof, be converted as of the First Merger Effective Time into the right to receive, with respect to each share of Company Common Stock underlying such Company RSU Award, the Merger Consideration plus a cash amount equal to the accrued but unpaid dividend equivalent rights relating to such Company RSU Award (with the aggregate amount of Merger Consideration and the applicable dividend equivalent right amounts in respect of all shares of Company Common Stock underlying a Company RSU Award or a Company PSU Award (as defined below), as applicable, the “Award Consideration”). The Award Consideration, less applicable Tax withholdings, shall be paid or provided by Parent as soon as practicable following the Closing Date, but in no event later than five (5) Business Days following the Closing Date. Applicable Tax withholdings with respect to the Award Consideration first shall reduce the cash portion of the Award Consideration and then shall reduce the

Parent Common Stock portion of the Award Consideration, with the value of any Tax withholdings that reduce the number of shares of Parent Common Stock deliverable pursuant to this Section 2.07(b)(i) to be based on the Parent Stock Price.

(ii) With respect to each Company RSU Award that (x) is not converted into a right to receive Award Consideration in accordance with Section 2.07(b)(i) or (y) is granted after the date hereof to the extent permitted under Section 6.01(d), at the First Merger Effective Time, such Company RSU Award shall, by virtue of the First Merger and without further action on the part of the holder thereof, be assumed by Parent and shall be converted into a restricted unit award corresponding to the Merger Consideration (each, an “Assumed Restricted Unit Award”) that settles in (A) an amount in cash equal to the sum of an amount equal to the accrued but unpaid dividend equivalent rights relating to such Assumed Restricted Unit Award plus the product of (x) the Cash Consideration, multiplied by (y) the number of shares of Company Common Stock underlying the Company RSU Award, and (B) a number of shares of Parent Common Stock equal to the product of (x) the Share Consideration, multiplied by (y) the number of shares of Company Common Stock underlying the Company RSU Award. Except as provided in this Section 2.07(b)(ii), each Assumed Restricted Unit Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the First Merger Effective Time (including any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the First Merger).

(c) Company Performance-Based Restricted Stock Units.

(i) Immediately prior to the First Merger Effective Time, with respect to each restricted stock unit award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that (x) vests based on the achievement of performance goals (each, a “Company PSU Award”) and (y) pursuant to its terms as in effect as of the date hereof, provides for automatic accelerated vesting upon the consummation of the transactions contemplated by this Agreement, the restrictions and vesting conditions applicable to such Company PSU Award shall lapse and each such Company PSU Award shall, by virtue of the First Merger and without any action on the part of the holder thereof, be converted as of the First Merger Effective Time into the right to receive, with respect to each share of Company Common Stock underlying such Company PSU Award (determined assuming the achievement of maximum level of performance to the extent required by its terms as of the date of this Agreement), the Merger Consideration plus a cash amount equal to the accrued but unpaid dividend equivalent rights relating to such Company PSU Award. The Award Consideration, less applicable Tax withholdings, shall be paid or provided by Parent as soon as practicable following the Closing Date, but in no event later than five (5) Business Days following the Closing Date. Applicable Tax withholdings with respect to the Award Consideration first shall reduce the cash portion of the Award Consideration and then shall reduce the Parent Common Stock portion of the Award Consideration, with the value of any Tax withholdings that reduce the number of shares of Parent Common Stock deliverable pursuant to this Section 2.07(c)(i) to be based on the Parent Stock Price.

(ii) With respect to each Company PSU Award that (x) is not converted into a right to receive Award Consideration in accordance with Section 2.07(c)(i) or (y) is granted after the date hereof to the extent permitted under Section 6.01(d), at the First Merger Effective Time, such Company PSU Award shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent and shall be converted into a restricted unit award corresponding to the Merger Consideration (each, an “Assumed Performance Unit Award”) that settles in (A) an amount in cash equal to the sum of an amount equal to the accrued but unpaid dividend equivalent rights relating to such Assumed Restricted Unit Award plus the product of (x) the Cash Consideration and (y) the number of shares of Company Common Stock underlying the Company PSU Award (with performance to be determined in accordance with the applicable agreement) and (B) a number of shares of Parent Common Stock equal to the product of (x) the Share Consideration and (y) the number of shares of Company Common Stock underlying the Company PSU Award. Except as provided in this Section 2.07(c)(ii), each Assumed Performance Unit Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding

Company PSU Award (with performance to be determined in accordance with the applicable agreement) immediately prior to the First Merger Effective Time (including any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger).

(d) Reservation of Shares. As soon as practicable following the Closing Date (but in no event more than five (5) Business Days following the Closing Date), Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the issuance of the shares of Parent Common Stock subject to the Assumed Stock Options, the Assumed Restricted Unit Awards and the Assumed Performance Unit Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Stock Options, Assumed Restricted Units and Assumed Performance Units remain outstanding.

(e) Board Actions. Prior to the First Merger Effective Time, the Board of Directors of the Company (and/or the Organization and Compensation Committee of the Board of Directors of the Company) and the Board of Directors of Parent (and/or the compensation committee (or equivalent committee) of the Board of Directors of Parent) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.07.

Section 2.08. Adjustments. Without limiting or affecting any of the provisions of Section 6.01 or Section 7.01, if, during the period between the date of this Agreement and the First Merger Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.

Section 2.09. Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued in the First Merger. All fractional shares of Parent Common Stock that a holder of shares of Company Common Stock would otherwise be entitled to receive as a result of the First Merger shall be aggregated and, if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash, without interest, determined by multiplying the Parent Stock Price by the fraction of a share of Parent Common Stock to which such holder would otherwise have been entitled.

Section 2.10. Withholding Rights. Each of the Exchange Agent, Parent, the Initial Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or non-U.S. Tax law. If the Exchange Agent, Parent, the Initial Surviving Corporation or the Surviving Company, as the case may be, so withholds and pays over all amounts so withheld to the appropriate Taxing Authority within the period required under Applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, the Initial Surviving Corporation or the Surviving Company, as the case may be, made such deduction and withholding. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under Applicable Law.

Section 2.11. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Initial Surviving Corporation or the Surviving Company, the posting by such Person of a customary bond issued for lost, stolen or destroyed stock certificates, in such reasonable amount as the Initial

Surviving Corporation or the Surviving Company may direct, as indemnity against any claim that may be made against the Initial Surviving Corporation or the Surviving Company, as applicable, with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.12. Further Assurances. At and after the First Merger Effective Time, the officers and directors of the Initial Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub 1, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub 1, any other actions and things to vest, perfect or confirm of record or otherwise in the Initial Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Initial Surviving Corporation as a result of, or in connection with, the First Merger. At and after the Second Merger Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries, Merger Sub 1 or Merger Sub 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries, Merger Sub 1 or Merger Sub 2, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Initial Surviving Corporation acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Second Merger.

ARTICLE 3

ORGANIZATIONAL DOCUMENTS; DIRECTORS AND OFFICERS

Section 3.01. Certificate of Incorporation and Bylaws of the Initial Surviving Corporation. At the First Merger Effective Time, the certificate of incorporation of the Company shall be amended so that it reads in its entirety as set forth on Exhibit A. From and after the First Merger Effective Time, the certificate of incorporation of the Company as so amended shall be the certificate of incorporation of the Initial Surviving Corporation until thereafter amended as provided therein or by Applicable Law. The bylaws of Merger Sub 1, as in effect immediately prior to the First Merger Effective Time, shall be the bylaws of the Initial Surviving Corporation from and after the First Merger Effective Time until thereafter amended as provided therein, in the certificate of incorporation of the Initial Surviving Corporation or by Applicable Law, except that the name of the corporation reflected therein shall be “Humana Inc.”.

Section 3.02. Certificate of Formation and Limited Liability Company Agreement of the Surviving Company. The certificate of formation and limited liability company agreement of Merger Sub 2 in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by Applicable Law (subject to Section 7.04), except that the name of the limited liability company reflected therein shall be “Humana LLC”.

Section 3.03. Directors and Officers of the Initial Surviving Corporation. From and after the First Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub 1 immediately prior to the First Merger Effective Time shall be the directors of the Initial Surviving Corporation and (ii) the officers of the Company immediately prior to the First Merger Effective Time shall be the officers of the Initial Surviving Corporation.

Section 3.04. Managers and Officers of the Surviving Company. From and after the Second Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the managers of Merger Sub 2 immediately prior to the Second Merger Effective Time shall be the managers of the Surviving Company and (ii) the officers of the Initial Surviving Corporation immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (i) other than with respect to the representations and warranties in Section 4.01, Section 4.02, Section 4.05, Section 4.06, Section 4.27, Section 4.28 and Section 4.29, as disclosed in any publicly available Company SEC Document filed after December 31, 2014 and before the date of this Agreement or in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 or in the Company’s proxy statement for the 2014 annual meeting of the Company’s stockholders or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the “Company Organizational Documents”).

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the corporate powers of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. Unless the Company and Parent shall mutually agree otherwise, the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of Company Common Stock approving and adopting this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Mergers (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent, Merger Sub 1 and Merger Sub 2) constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy and Equity Exceptions”)).

(b) At a meeting duly called and held, the Board of Directors of the Company unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company’s stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the approval and adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommending approval and adoption of this Agreement (including the Mergers) by the Company’s stockholders (such recommendation, the “Company Board Recommendation”). Except as permitted by Section 6.02, the Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of Consents of, or Filing with, any Governmental Authority other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the New York Stock Exchange (the “NYSE”), (iv) Consents of, and Filings with, the state insurance departments, federal and state departments of health and other Consents and Filings required under the Health Care Laws or insurance laws that are listed on Section 4.03 of the Company Disclosure Schedule (the Consents and Filings required under or in connection with this clause (iv), the “Company Required Governmental Authorizations”), and (v) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents, (ii) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding upon the Company or any of its Subsidiaries or any governmental Consents (including Consents required by Contract) affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 300,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of Preferred Stock, par value $1.00 per share (“Company Preferred Stock”). As of July 1, 2015, there were outstanding (i) 148,135,932 shares of Company Common Stock (none of which is subject to vesting conditions), (ii) no shares of Company Preferred Stock, (iii) Company Stock Options to purchase an aggregate of 853,717 shares of Company Common Stock (of which options to purchase an aggregate of 199,377 shares of Company Common Stock were exercisable and 54,921 were incentive stock options), (iv) 2,527,536 shares of Company Common Stock were subject to outstanding Company RSU Awards, (v) 1,067,867 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming maximum performance levels were achieved, and (vi) 8,668,256 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans. Except as set forth in this Section 4.05(a) and for changes since July 1, 2015 resulting from (x) the exercise of Company Stock Options outstanding on such date or issued after such date, (y) the vesting and settlement of any Company RSU Awards and Company PSU Awards, (z) the issuance of Company Equity Awards, in each case as and to the extent permitted by Section 6.01 hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(b) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company (other than any such shares owned by Subsidiaries of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). Section 4.05(b) of the Company Disclosure Schedule sets forth a true and complete list, as of July 1, 2015, of all outstanding Company Equity Awards, including with respect to each such equity award, the holder, date of grant, vesting schedule, whether the award provides for accelerated vesting upon the consummation of the transactions contemplated by this Agreement, whether subject to performance conditions, number of shares of Company Common Stock subject to such award, the amount of any accrued but unpaid dividend equivalent rights relating to such award and, for Company Stock Options, the applicable exercise price, expiration date and whether it is an incentive stock option. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Company Securities.

Section 4.06. Subsidiaries. (a) Each Major Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Major Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.06(a) of the Company Disclosure Schedule sets forth a true and complete list of each Major Subsidiary of the Company as of the date of this Agreement, its jurisdiction of incorporation or organization, and, if a Regulated Subsidiary of the Company, each jurisdiction where it is licensed by the state department of insurance, state department of health or other applicable state agency.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities described in the foregoing clauses (i) through (iii) of this Section 4.06(b). Except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2013. No Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date, each report, schedule, form, statement, prospectus, registration statement and other document filed with or furnished to the SEC by the Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”) filed prior to the date of this Agreement complied, and each Company SEC Document filed subsequent to the date of this Agreement (assuming, in the case of the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 5.09 is true and correct) will comply, in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed prior to the date of this Agreement did not, and each Company SEC Document filed subsequent to the date of this Agreement (assuming, in the case of the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 5.09 is true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) The Company is, and since January 1, 2013 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) The Company and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) The Company and its Subsidiaries have established and maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent prior to the date of this Agreement a true and complete summary of any disclosure of the type described in the preceding sentence made by management to the Company’s auditors and audit committee since January 1, 2013.

(g) Since January 1, 2013, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are true and complete.

Section 4.08. Financial Statements and Financial Matters.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.

(b) From January 1, 2013 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09. Disclosure Documents. The information relating to the Company and its Subsidiaries that is provided by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus will not (i) in the case of the Registration Statement, at the time the Registration Statement or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, and (ii) in the case of the Joint Proxy Statement/Prospectus, at the time the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and Parent and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.10. Statutory Financial Statements. The audited statutory financial statements for the year ended December 31, 2014 and the unaudited statutory financial statements for the quarter ended March 31, 2015 filed by the Company’s Regulated Subsidiaries that are licensed as insurance companies or health maintenance organizations prior to the date hereof with the applicable Governmental Authorities (the “Company Statutory Filings”) and the respective statements of assets, liabilities, capital and surplus, revenues and expenses and cash flows included or incorporated therein (i) were prepared from the books and records of the applicable Regulated Subsidiary, (ii) present fairly in all material respects the statutory financial condition and results of operations of the applicable Regulated Subsidiary as of the date and for the periods then ended (subject to normal and recurring year-end adjustments in the case of any interim statements), and (iii) were prepared in all material respects in accordance with SAP applied on a consistent basis (except as may be indicated in the notes thereto).

Section 4.11. Reserves. The loss reserves and other actuarial amounts of the Regulated Subsidiaries of the Company as of December 31, 2014 recorded in the Company Statutory Filings: (i) were determined in all material respects in accordance with ASOPs in effect on that date (except as may be indicated in the notes thereto), (ii) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal year (except as may be indicated in the notes thereto) and (iii) include provisions for all actuarial reserves that were required at that time to be established in accordance with Applicable Laws based on facts known to the Company as of such date; provided that, notwithstanding the foregoing, it is acknowledged and agreed by Parent, Merger Sub 1 and Merger Sub 2 that the Company is not making any representation or warranty in this Agreement and nothing contained in this Agreement or any other agreement, document or instrument to be delivered in connection with this Agreement is intended or shall be construed to be a representation or warranty of the Company in respect of the adequacy or sufficiency of the reserves of the Company or the Company’s Regulated Subsidiaries.

Section 4.12. Capital or Surplus Maintenance. As of the date of this Agreement, no Regulated Subsidiary of the Company is subject to any requirement imposed by a Governmental Authority to maintain capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under Applicable Laws, including insurance laws and regulations, of general application.

Section 4.13. Absence of Certain Changes. (a) Since the Company Balance Sheet Date through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since the Company Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Merger Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.14. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (iii) liabilities arising in connection with the transaction contemplated hereby, and (iv) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in the Company SEC Documents.

Section 4.15. Litigation. There is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of the Company or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any arbitrator or Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby. There is no Order outstanding or threatened against or affecting the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of any of the Company or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby.

Section 4.16. Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses (the “Company Permits”). The Company and each of its Subsidiaries is and since January 1, 2013, has been in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no claim, action, suit, investigation or proceeding pending, or, to the knowledge of the Company, threatened that seeks, or, to the knowledge of the Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17. Compliance with Applicable Laws. (a) The Company and each of its Subsidiaries is, and since January 1, 2013 has been, in compliance with all Applicable Laws, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2013, neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Applicable Law, except for agreements and settlements that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2013, each Regulated Subsidiary of the Company has filed all Company Statutory Filings and all other material Filings (including Filings with respect to premium rates, rating plans, policy terms and other terms established or used by any Subsidiaries of the Company), together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Authority, including CMS, state insurance departments, state departments of health, other applicable state Medicaid authorities, and any other agencies with jurisdiction over the Health Care Programs and including Filings that it was required to file under the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), except where the failure to make such Company Statutory Filings and other Filings has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have adopted and implemented policies, procedures or programs reasonably designed to assure that their respective directors, officers, employees, agents, brokers, producers, contractors, vendors, field marketing organizations, Third Party marketing organizations and similar entities with which they do business are in compliance with all Applicable Laws.

(e) With respect to participation in Government Sponsored Health Care Programs, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Regulated Subsidiaries of the Company that participates in such a Government Sponsored Health Care Program (i) meets the requirements for participation in, and receipt of payment from, the Government Sponsored Health Care Programs in which such Regulated Subsidiary currently participates, and (ii) is a party to one or more valid agreements with the appropriate Governmental Authority, including CMS or applicable state entities.

(f) Since January 1, 2013, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries has been or is currently suspended, excluded or debarred from contracting with the federal or any state government or from participating in any Government Sponsored Health Care Program or subject to an investigation or proceeding by any Governmental Authority that could result in such suspension, exclusion or debarment.

(g) Since January 1, 2013, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries (i) has been assessed a civil monetary penalty under Section 1128A of the Social Security Act, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program, or (iv) has been or is a party to or subject to any action or proceeding concerning any of the matters described in the foregoing clauses (i) through (iii) of this Section 4.17(g).

Section 4.18. Material Contracts. (a) Section 4.18(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Company Material Contract”):

(i) (A) the 25 largest Contracts of the Company and its Subsidiaries, taken as a whole, with Providers, (B) the 25 largest service vendor Contracts of the Company and its Subsidiaries, taken as a whole, and (C) the 15 largest commercial customer Contracts of the Company and its Subsidiaries, in each of (A) through (C) measured in terms of payments made or received (as applicable) by the Company and its Subsidiaries, taken as a whole, during the twelve (12)-month period ended December 31, 2014;

(ii) any Medicaid, Medicare or TRICARE Contract or any national Office of Personnel Management Contract with a Governmental Authority;

(iii) any Contracts of the Company and its Subsidiaries with brokers for which payments made by the Company and its Subsidiaries during the twelve (12)-month period ended December 31, 2014 exceeded $5,000,000;

(iv) any Contract or policy for reinsurance ceded to or assumed from a Third Party involving payments in excess of $7,500,000 in any fiscal year;

(v) pharmacy benefit management agreement or material patient assistance program agreement;

(vi) any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of Parent, the Company or any of their respective Affiliates after the First Merger Effective Time or (B) contains exclusivity or “most favored nation” obligations or restrictions or other provisions restricting or purporting to restrict the ability of the Company or any of its Subsidiaries to contract or establish prices for health care or other services, to sell products directly or indirectly through third parties or to solicit any potential employee, Provider or customer that would so restrict or purport to restrict Parent or any of its Affiliates after the First Merger Effective Time in any material respect;

(vii) any Contract reasonably expected to result in payments made or received by the Company and its Subsidiaries in excess of $25,000,000 in any year and for which the execution, delivery and performance by the Company of this Agreement or the consummation of the transactions contemplated hereby would require any consent or other action by any Person (including notice by the Company) thereunder, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, thereunder, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation (including triggering of a price adjustment, right of renegotiation or other remedy) or the loss of any benefit to which the Company or any of its Subsidiaries is entitled thereunder;

(viii) promissory notes, loan agreements, indentures, evidences of indebtedness or other instruments providing for or relating to the lending of money, (A) if as borrower or guarantor, in excess of $25,000,000, and (B) if as lender, in excess of $5,000,000 (in each case, other than (1) any such Contract, as lender, with any Provider, as borrower, so long as such Contract was entered into in the ordinary course of business consistent with past practice, or (2) any such Contracts among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries);

(ix) any Contract restricting the payment of dividends or the making of distributions to stockholders or the repurchase of stock or other equity;

(x) any collective bargaining agreements;

(xi) any material joint venture, profit-sharing, partnership or other similar agreements;

(xii) other than with respect to any transactions involving investments in securities under the Company’s investment portfolio consistent with the Company’s investment policy in effect as of the date hereof, any Contracts or series of related Contracts relating to the pending acquisition or disposition of the assets or securities of any Person or any business for a price in excess of $10,000,000 (in each case, whether by merger, sale of stock, sale of assets or otherwise);

(xiii) any lease or sublease for real or personal property for which annual rental payments made by the Company and its Subsidiaries during the twelve (12) month period ended December 31, 2014 or expected to be made by the Company and its Subsidiaries during the twelve (12) month period ending December 31, 2015 are greater than $1,000,000;

(xiv) all material Contracts pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any license or sublicense to, or covenant not to be sued under, any Intellectual Property (other than licenses to Software that is commercially available on non-discriminatory pricing terms) or (B) grants any license or sublicense to, or covenant not to be sued under, any Intellectual Property (other than immaterial, non-exclusive licenses granted in the ordinary course of business);

(xv) any Contracts or other transactions with any (A) executive officer or director of the Company, (B) record or, to the knowledge of the Company, beneficial owner of five percent (5%) or more of the voting securities of the Company, or (C) affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such executive officer, director or beneficial owner; and

(xvi) any other Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K.

(b) All of the Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no Person is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of the other parties thereto has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Section 4.18(c) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each executory contract, offer or other undertaking that is outside of the ordinary course of business consistent with past practice executed by the Company or any of its Subsidiaries that, if accepted or executed and delivered by the applicable Third Party would constitute a Company Material Contract.

Section 4.19. Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true and complete.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP or SAP, as applicable, an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP or SAP, as applicable, an adequate reserve, in each case for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books and records.

(c) (i) All federal income Tax Returns of the affiliated group of which the Company is the common parent through the Tax year ended December 31, 2013 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired, and (ii) neither the Company nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the limitation period applicable to the assessment or collection of any federal income Tax.

(d) There is no claim, action, suit, proceeding or investigation (including an audit) pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e) There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between the Company or any of its Subsidiaries and any Taxing Authority.

(f) During the two (2)-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(h) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (ii) is party to any Tax Sharing Agreement (other than any such agreement solely between the Company and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement or as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.20. Employees and Employee Benefit Plans. (a) Section 4.20 of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan and each Company Employee Plan that is subject to ERISA. For each material Company Employee Plan and each Company Employee Plan that is subject to ERISA, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and material written interpretations thereof, together with a copy of (if applicable) (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan, (vi) all documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past year, and (vii) all current employee handbooks, manuals and policies.

(b) Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has since January 1, 2009, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each trust created under any such Company Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2013, each Company Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any court or arbitrator or any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC. To the knowledge of the Company, since January 1, 2013, no events have occurred with respect to any Company Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against the Company or any of its Subsidiaries, except for events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) With respect to each director, officer, employee or independent contractor (including each former director, officer, employee or independent contractor) of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent to merge, amend or terminate any Company Employee Plan.

(f) Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of the Company or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(g) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or making a change in employee participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the fiscal year ended on the Company Balance Sheet Date, except as required in order to comply with Applicable Law.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Employee Plan or other compensation benefit or arrangement, individually or collectively, would reasonably be expected to result in the payment of any amount that would not be deductible under Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of the Company or any of its Subsidiaries for any tax incurred by such individual, including under Section 409A or 4999 of the Code.

(i) Each Company Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code in all material respects.

(j) With respect to any Company Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability under ERISA or the Code.

(k) No employee of the Company or any of its Subsidiaries is employed by the Company or any of its Subsidiaries outside of the United States.

Section 4.21. Labor Matters. (a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.

(b) Neither the Company nor any of its Subsidiaries is, or since January 1, 2013 has been, a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, and, to the Company’s knowledge, there has not been any organizational campaign, card solicitation, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental

Authority or any current union representation questions involving any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of the Company or any of its Subsidiaries with respect to the Company or its Subsidiaries. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.

Section 4.22. Intellectual Property. (a) Section 4.22(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of all registrations (including patents and domain name registrations) and applications for registration for Owned Intellectual Property that is Company Intellectual Property (the “Company Registered IP”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company Registered IP has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, and, to the knowledge of the Company, all Company Registered IP is valid, enforceable and subsisting.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property included in the Company Intellectual Property and hold all of their right, title and interest in and to all Company Intellectual Property free and clear of all Liens (other than non-exclusive licenses granted by the Company or one of its Subsidiaries in the ordinary course of business), (ii) to the knowledge of the Company, the Company’s Owned Intellectual Property and the Company’s Licensed Intellectual Property constitutes all of the Intellectual Property necessary to, or used or held for use in, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, and (iii) to the knowledge of the Company, there exist no material restrictions on the use of any of the Company’s Owned Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party, (ii) there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries (A) alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party or (B) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiary in any of the Company Intellectual Property, and (iii) to the knowledge of the Company, no Third Party has infringed, misappropriated, diluted or otherwise violated any Company Intellectual Property.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have provided reasonable notice of its privacy and personal data collection and use policies on its websites and other customer and public communications and the Company and its Subsidiaries have complied with such policies and all Applicable Law relating to (A) the privacy of the users of the Company’s and its Subsidiaries’ respective products, services and websites and (B) the collection, use, storage and disclosure of any personally-identifiable information (including personal health information) and other data or information collected or stored by the Company or any of its Subsidiaries, (ii) there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of such policies or Applicable Law, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will violate any such policy, and (iv) the Company and its Subsidiaries have taken commercially reasonable steps consistent with normal industry practice to protect the types of information referred to in this Section 4.22(d) against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the knowledge of the Company, there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company’s IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) there has been no unauthorized use, access, interruption, modification or corruption of the Company’s IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

Section 4.23. Properties. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has good, valid and marketable fee simple title to, or valid leasehold interests in, as the case may be, each parcel of real property of the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (ii) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms), (iii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease, and (iv) neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease.

Section 4.24. Environmental Matters. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action, suit, proceeding or investigation (including a review) is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance;

(ii) the Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits; and

(iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

(b) Except as set forth on Section 4.24(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, leases or operates any real property, or conducts any operations, in New Jersey or Connecticut.

Section 4.25. Insurance. The Company has made available to Parent, prior to the date of this Agreement, a list and summaries of all material insurance policies and fidelity bonds for which the Company or any of its Subsidiaries is a policyholder or which covers the business, operations, employees, officers, directors or assets of the Company or any of its Subsidiaries (the “Company Insurance Policies”). The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Insurance Policies (i) are sufficient for compliance by the Company and its Subsidiaries with all Company Material Contracts and (ii) will not terminate or lapse by their terms by reason of the consummation of the transactions contemplated by this Agreement. Section 4.25 of the Company Disclosure Schedule sets forth the amount per annum the Company paid in its last full fiscal year ending prior to the date of this Agreement for the Company’s existing directors’ and officers’ insurance policies.

Section 4.26. Transactions with Affiliates. To the knowledge of the Company and as of the date of this Agreement, since January 1, 2013, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 4.27. Antitakeover Statutes. Assuming the representation and warranty set forth in Section 5.26 is true and correct, neither the restrictions set forth in Section 203 of the Delaware Law nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.28. Opinion of Financial Advisor. The Board of Directors of the Company has received the oral opinion (to be confirmed by delivery of a written opinion promptly after the date hereof) of Goldman, Sachs & Co., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration to be paid to the Company’s stockholders pursuant to this Agreement is fair from a financial point of view to such stockholders.

Section 4.29. Finders’ Fees. Except for Goldman, Sachs & Co., a copy of whose engagement agreement has been provided to Parent prior to the date of this Agreement, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.30. No Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock and neither the Company nor any of its Subsidiaries has any rights to acquire any shares of Parent Common Stock (other than any such securities owned by the Company or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its Subsidiaries.

Section 4.31. No Other Company Representations and Warranties. Except for the representations and warranties made by the Company in this Article 4 (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article 4), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except for the representations and warranties made by Company in this Article 4 (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article 4), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries with respect to (a) the adequacy or sufficiency of reserves, (b) the effect of the adequacy or sufficiency of reserves on any line item, asset, liability or equity amount on any financial or other document, (c) whether or not reserves were determined in accordance with any actuarial, statutory, regulatory or other standard, or (d) the collectability of any amounts under any reinsurance Contract. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article 5 (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to Article 5), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Notwithstanding the foregoing, this Section 4.31 shall not limit Parent’s, Merger Sub 1’s, Merger Sub 2’s or the Company’s remedies in the case of fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except (i) other than with respect to the representations and warranties in Section 5.01, Section 5.02, Section 5.05, Section 5.06, Section 5.23, Section 5.24 and Section 5.25, as disclosed in any publicly available Parent SEC Document filed after December 31, 2014 and before the date of this Agreement or in Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2013 or in Parent’s proxy statement for the 2014 annual meeting of Parent’s stockholders or (ii) as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, Merger Sub 1 is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and Merger Sub 2 is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub 1 has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted, and Merger Sub 2 has all limited liability company powers required to own or lease all of its properties or assets and to carry on its business as now conducted. Each of Parent, Merger Sub 1 and Merger Sub 2 is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, Parent directly owns all of the outstanding shares of capital stock of Merger Sub 1 and all of the outstanding limited liability company interests of Merger Sub 2. Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the certificate of incorporation and bylaws of each of Parent, Merger Sub 1, and the certificate of formation and limited liability company agreement of Merger Sub 2, as in effect on the date of this Agreement (the “Parent Organizational Documents”). Since the date of its formation, neither Merger Sub 1 nor Merger Sub 2 has engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated by this Agreement are within the corporate powers of each of Parent and Merger Sub 1 and the sole member of Merger Sub 2 and, except for the Parent Stockholder Approval and the required approval of the stockholders of Merger Sub 1 and the members of Merger Sub 2 in connection with the consummation of the Mergers, have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub 1 and Merger Sub 2. The affirmative vote of a majority of all votes cast by holders of outstanding shares of Parent Common Stock at a duly called and held meeting of Parent’s stockholders at which a quorum is present approving the issuance of shares of Parent Common Stock in connection with the First Merger (the “Parent Share Issuance”) is the only vote of the holders of Parent’s capital stock necessary in connection with the consummation of the Mergers (the “Parent Stockholder Approval”). This Agreement has been duly executed and delivered by each of Parent, Merger Sub 1 and Merger Sub 2 and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding agreement of each of Parent, Merger Sub 1 and Merger Sub 2 enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b) At a meeting duly called and held, the Board of Directors of Parent unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Parent Share Issuance) are fair to and in the best interests of Parent’s stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Parent Share Issuance), (iii) directing that the approval of the Parent Share Issuance be submitted to a vote at a meeting of Parent’s stockholders and (iv) recommending approval of the Parent Share Issuance by Parent’s stockholders (such recommendation, the “Parent Board Recommendation”). The Board of Directors of Merger Sub 1 has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the First Merger) are fair to and in the best interests of Merger Sub 1’s stockholder, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the First Merger), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of Merger Sub 1’s stockholder, and (iv) recommending approval and adoption of this Agreement by Merger Sub 1’s stockholder. The Board of Managers of Merger Sub 2 has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Second Merger) are fair to and in the best interests of Merger Sub 2’s member, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Second Merger), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of Merger Sub 2’s member and (iv) recommending approval and adoption of this Agreement by Merger Sub 2’s member. Except as permitted by Section 7.02, the Board of Directors of each of Parent, Merger Sub 1 and Merger Sub 2 has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 5.03. Governmental Authorization. (a) The execution, delivery and performance by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by each of Parent, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby require no action by or in respect of Consents of, or Filing with, any Governmental Authority other than (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent, Merger Sub 1 or Merger Sub 2 is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NYSE, (iv) Consents of, and Filings with, the state insurance departments, federal and state departments of health and other Consents and Filings required under the Health Care Laws or insurance laws that are listed on Section 5.03 of the Parent Disclosure Schedule (the Consents and Filings required under or in connection with this clause (iv), the “Parent Required Governmental Authorizations”), and (v) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by each of Parent, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, (ii) assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Contract binding upon Parent or any of its Subsidiaries or any governmental Consents (including Consents required by Contract) affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of 2,996,654,333 shares of Parent Common Stock, of which (x) 2,538,741,937 shares are designated shares of Parent Common Stock as of the date of this Agreement and 2,538,741,937 shares (less any shares purchased by, redeemed by, surrendered to or otherwise acquired by Parent after the date of this Agreement and prior to the Closing Date, which shares will become undesignated) will be designated shares of Parent Common Stock as of the Closing Date, and (y) 7,625,000 shares are designated Class A Voting Preferred Shares. As of July 1, 2015, there were outstanding (i) 348,598,141 shares of Parent Common Stock, (ii) no shares of Class A Voting Preferred Shares, and (iii) stock appreciation rights and performance stock appreciation rights that settle into Parent Common Stock (such stock appreciation rights and performance stock appreciation rights collectively, “Parent Stock Rights”) with respect to an aggregate of 7,825,475 shares of Parent Common Stock (of which, Parent Stock Rights with respect to 4,544,426 shares of Parent Common Stock were exercisable) and (iv) 6,564,198 performance share units, market share units and restricted stock units under Parent’s equity compensation plans (collectively, “Parent Stock Units” and together with Parent Stock Rights and any other equity or equity-linked awards granted after July 1, 2015, “Parent Equity Awards”). The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of preemptive right. Parent owns all of the issued and outstanding capital stock of Merger Sub 1 and all of the issued and outstanding limited liability company interests of Merger Sub 2. Except as set forth in this Section 5.05(a) and for changes since July 1, 2015 resulting from (x) the exercise or vesting and settlement of Parent Equity Awards outstanding on such date or issued after such date, or (y) the issuance of Parent Equity Awards after such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligations of Parent to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Parent that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”).

(b) All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of Parent owns any shares of capital stock of Parent (other than any such shares owned by Subsidiaries of Parent in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Parent Securities.

Section 5.06. Subsidiaries. (a) Each Major Subsidiary of Parent is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Major Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent are owned by Parent, directly or indirectly, free and clear of any Lien. There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities described in the foregoing clauses (i) through (iii) of this Section 5.06(b).

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2013. No Subsidiary of Parent is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date, each report, schedule, form, statement, prospectus, registration statement and other document filed with or furnished to the SEC by Parent since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”) filed prior to the date of this Agreement complied, and each Parent SEC Document filed subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 4.09 is true and correct) will comply, in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed prior to the date of this Agreement did not, and each Parent SEC Document filed subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 4.09 is true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Parent is, and since January 1, 2013 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) Parent and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the 1934 Act.

(f) Parent and its Subsidiaries have established and maintain a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (x) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to the Company prior to the date of this Agreement a true and complete summary of any disclosure of the type described in the preceding sentence made by management to Parent’s auditors and audit committee since January 1, 2013.

(g) Since January 1, 2013, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are true and complete.

Section 5.08. Financial Statements and Financial Matters. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries.

(b) From January 1, 2013 to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 5.09. Disclosure Documents. The information relating to Parent and its Subsidiaries that is provided by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus will not (i) in the case of the

Registration Statement, at the time the Registration Statement or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, and (ii) in the case of the Joint Proxy Statement/Prospectus, at the time the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and Parent and at the time of the Company Stockholder Meeting and Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.10. Statutory Financial Statements. The audited statutory financial statements for the year ended December 31, 2014 and the unaudited statutory financial statements for the quarter ended March 31, 2015 filed by Parent’s Regulated Subsidiaries that are licensed as insurance companies or health maintenance organizations prior to the date hereof with the applicable Governmental Authorities (the “Parent Statutory Filings”) and the respective statements of assets, liabilities, capital and surplus, revenues and expenses and cash flows included or incorporated by reference therein (i) were prepared from the books and records of the applicable Regulated Subsidiary, (ii) present fairly in all material respects the statutory financial condition and results of operations of the applicable Regulated Subsidiary as of the date and for the periods then ended (subject to normal and recurring year-end adjustments in the case of any interim statements), and (iii) were prepared in all material respects in accordance with SAP applied on a consistent basis (except as may be indicated in the notes thereto).

Section 5.11. Reserves. The loss reserves and other actuarial amounts of the Regulated Subsidiaries of Parent as of December 31, 2014 recorded in the Parent Statutory Filings: (i) were determined in all material respects in accordance with ASOPs in effect on that date (except as may be indicated in the notes thereto) based on facts known to Parent as of such date, (ii) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal year (except as may be indicated in the notes thereto) and (iii) include provisions for all actuarial reserves that were required at that time to be established in accordance with Applicable Laws based on facts known to Parent as of such date; provided that, notwithstanding the foregoing, it is acknowledged and agreed by the Company that Parent is not making any representation or warranty in this Agreement and nothing contained in this Agreement, or any other agreement, document or instrument to be delivered in connection with this Agreement is intended or shall be construed to be a representation or warranty of Parent in respect of the adequacy or sufficiency of the reserves of Parent or Parent’s Regulated Subsidiaries.

Section 5.12. Capital or Surplus Maintenance. As of the date of this Agreement, no Regulated Subsidiary of Parent is subject to any requirement imposed by a Governmental Authority to maintain capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under Applicable Laws, including insurance laws and regulations, of general application.

Section 5.13. Absence of Certain Changes. (a) Since the Parent Balance Sheet Date through the date of this Agreement, (i) the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Merger Effective Time without the Company’s consent, would constitute a breach of Section 7.01.

Section 5.14. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date, (iii) liabilities arising in connection with the transaction contemplated hereby, and (iv) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Parent SEC Documents.

Section 5.15. Litigation. There is no claim, action, suit, investigation or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such or any of the respective properties of Parent or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any arbitrator or Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby. There is no Order outstanding against Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such or any of the respective properties of any of Parent or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby.

Section 5.16. Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses (the “Parent Permits”). Parent and each of its Subsidiaries is and since January 1, 2013, has been in compliance with the terms of Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no claim, action, suit, investigation or proceeding pending, or, to the knowledge of Parent, threatened that seeks, or, to the knowledge of Parent, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17. Compliance with Applicable Laws. (a) Parent and each of its Subsidiaries is, and since January 1, 2013 has been, in compliance with all Applicable Laws, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since January 1, 2013, neither Parent nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Applicable Law, except for agreements and settlements that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Since January 1, 2013, each Regulated Subsidiary of Parent has filed all Parent Statutory Filings and all other material Filings (including Filings with respect to premium rates, rating plans, policy terms and other terms established or used by any Subsidiaries of Parent), together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Authority, including CMS, state insurance departments, state departments of health, other applicable state Medicaid authorities, and any other agencies with jurisdiction over the Health Care Programs and including Filings that it was required to file under the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), except where the failure to make such Parent Statutory Filings and other Filings has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have adopted and implemented policies, procedures or programs reasonably designed to assure that their respective directors, officers, employees, agents, brokers, producers, contractors, vendors, field marketing organizations, Third Party marketing organizations and similar entities with which they do business are in compliance with all Applicable Laws.

(e) With respect to participation in Government Sponsored Health Care Programs, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Regulated Subsidiaries of Parent that participates in such a Government Sponsored Health Care Program (i) meets the requirements for participation in, and receipt of payment from, the Government Sponsored Health Care Programs in which such Regulated Subsidiary currently participates and (ii) is a party to one or more valid agreements with the appropriate Governmental Authority, including CMS or applicable state entities.

(f) Since January 1, 2013, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent, any of its Subsidiaries, or any director, officer or employee of Parent or any of its Subsidiaries has been or is currently suspended, excluded or debarred from contracting with the federal or any state government or from participating in any Government Sponsored Health Care Program or subject to an investigation or proceeding by any Governmental Authority that could result in such suspension, exclusion or debarment.

(g) Since January 1, 2013, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries (i) has been assessed a civil monetary penalty under Section 1128A of the Social Security Act, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal health care program or (iv) has been or is a party to or subject to any action or proceeding concerning any of the matters described in the foregoing clauses (i) through (iii) of this Section 5.17(g).

Section 5.18. Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true and complete.

(b) Parent and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP or SAP, as applicable, an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP or SAP, as applicable, an adequate reserve, in each case for all Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books and records.

(c) (i) All federal income Tax Returns of the affiliated group of which Parent is the common parent through the Tax year ended December 31, 2013 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired, and (ii) neither Parent nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which Parent or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the limitation period applicable to the assessment or collection of any federal income Tax.

(d) There is no claim, action, suit, proceeding or investigation (including an audit) pending or, to Parent’s knowledge, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax or Tax asset.

(e) There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between Parent or any of its Subsidiaries and any Taxing Authority.

(f) During the two (2)-year period ending on the date of this Agreement, Parent was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Parent or any of its Subsidiaries.

(h) No claim has been made in writing by any Taxing Authority in a jurisdiction where Parent and/or Parent’s Subsidiaries do not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(i) Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent or any of its Subsidiaries was the common parent, (ii) is party to any Tax Sharing Agreement (other than any such agreement solely between Parent and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement or as a transferee or successor.

(j) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.19. Employees and Employee Benefit Plans. (a) Neither Parent nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has since January 1, 2009, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Parent, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each trust created under any such Parent Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2013, each Parent Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to Parent’s knowledge, is threatened against or reasonably expected to involve, any Parent Employee Plan before any court or arbitrator or any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC. To the knowledge of Parent, since January 1, 2013, no events have occurred with respect to any Parent Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against Parent or any of its Subsidiaries, except for events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Neither Parent nor any of its Subsidiaries has any current or projected liability for, and no Parent Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of Parent or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(e) There has been no amendment to, written interpretation of or announcement (whether or not written) by Parent or any of its Affiliates relating to, or making a change in employee participation or coverage under, any Parent Employee Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the fiscal year ended on the Parent Balance Sheet Date, except as required in order to comply with Applicable Law.

Section 5.20. Labor Matters. (a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.

(b) Neither Parent nor any of its Subsidiaries is, or since January 1, 2013 has been, a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, and, to Parent’s knowledge, there has not been any organizational campaign, card solicitation, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any director, officer, employee or individual independent contractor of Parent of any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no unfair labor practice complaints pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of Parent or any of its Subsidiaries with respect to Parent or its Subsidiaries. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Parent’s knowledge, threatened against or affecting Parent or any of its Subsidiaries.

Section 5.21. Intellectual Property. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the registrations (including patents and domain name registrations) and applications for registration for registration for Owned Intellectual Property that is Parent Intellectual Property (the “Parent Registered IP”) has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, and, to the knowledge of Parent, all Parent Registered IP is valid, enforceable and subsisting.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a (i) Parent Material Adverse Effect, Parent and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property included in Parent Intellectual Property and hold all of their right, title and interest in and to all of the Parent Intellectual Property free and clear of all Liens (other than non-exclusive licenses granted by Parent or one of its Subsidiaries in the ordinary course of business), (ii) to the knowledge of Parent, Parent’s Owned Intellectual Property and Parent’s Licensed Intellectual Property constitutes all of the Intellectual Property necessary to, or used or held for use in, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted, and (iii) to the knowledge of Parent, there exist no material restrictions on the use of any of Parent’s Owned Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) to the knowledge of Parent, neither Parent nor any of its Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party, (ii) there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries (A) alleging that Parent or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party or (B) based upon, or challenging or seeking to deny or restrict, the rights of Parent or any Subsidiary in any of Parent Intellectual Property, and (iii) to the knowledge of Parent, no Third Party has infringed, misappropriated, diluted or otherwise violated any Parent Intellectual Property.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have provided reasonable notice of its privacy and personal data collection and use policies on its websites and other customer and public communications and Parent and its Subsidiaries have complied with such policies and all Applicable Law relating to (A) the privacy of the users of Parent’s and its Subsidiaries’ respective products, services and websites and (B) the collection, use, storage and disclosure of any personally-identifiable information (including personal health information) and other data or information collected or stored by Parent or any of its Subsidiaries, (ii) there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of such policies (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will violate any such policy, and (iv) Parent and its Subsidiaries have taken commercially reasonable steps consistent with normal industry practice to protect the types of information referred to in this Section 5.21(d) against loss and unauthorized access, use, modification, disclosure or other misuse and, to the knowledge of Parent, there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent’s IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits Parent and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) Parent and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of Parent’s IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) there has been no unauthorized use, access, interruption, modification or corruption of Parent’s IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

Section 5.22. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action, suit, proceeding or investigation (including a review) is pending or, to the knowledge of Parent, threatened by any Governmental Authority or other Person relating to Parent or any of its Subsidiaries that relates to, or arises under, of any Environmental Law, Environmental Permit or Hazardous Substance;

(b) Parent and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits; and

(c) there are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

Section 5.23. Antitakeover Statutes. Assuming the representations and warranties set forth in Sections 4.27 and 4.30 are true and correct, no “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.24. Opinion of Financial Advisor. The Board of Directors of Parent has received separate opinions of each of Citigroup Global Markets Inc. and Lazard Frères & Co. LLC, financial advisors to Parent, to the effect that, as of the date of this Agreement, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent.

Section 5.25. Finders’ Fees. Except for Citigroup Global Markets Inc. and Lazard Frères & Co. LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.26. No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock (other than any such securities owned by Parent or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 5.27. Financing. (a) Parent has delivered to the Company a complete and correct copy of a fully executed commitment letter from the Financing Sources (including all exhibits, schedules, and annexes to such letters as and to the extent delivered to the Company on or prior to the date of this Agreement, the “Debt Commitment Letter”), pursuant to which the Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated hereby. The Debt Commitment Letter and any other debt commitment letter (including any replacement of the Debt Commitment Letter in connection with any Alternative Financing) executed in accordance with Section 7.06, as replaced, amended, supplemented, modified or waived in accordance with Section 7.06, including all exhibits, schedules, and annexes to such letters, are hereinafter referred to together as the “Debt Commitment Letters.” The financing contemplated pursuant to the Debt Commitment Letters is hereinafter referred to as the “Debt Financing.”

(b) As of the date of this Agreement, the Debt Commitment Letters are in full force and effect and are legal, valid and binding obligations of Parent, and to the knowledge of Parent, the other parties thereto, and enforceable in accordance with their respective terms against Parent, and to the knowledge of Parent, each of the other parties thereto. All commitment fees required to be paid under the Debt Commitment Letters have been paid in full or will be duly paid in full as and when due, and Parent, Merger Sub 1 and Merger Sub 2 have otherwise satisfied all of the other items and conditions required to be satisfied by them pursuant to the terms of the Debt Commitment Letters on or prior to the date of this Agreement. None of the Debt Commitment Letters have been amended, modified or terminated on or prior to the date of this Agreement, no such amendment, modification or termination is contemplated as of the date of this Agreement and no Debt Commitment Letter will be amended, modified or terminated by Parent, Merger Sub 1 or Merger Sub 2 except as consistent with Section 7.06. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default by Parent, Merger Sub 1 or Merger Sub 2 under any Debt Commitment Letter. None of Parent, Merger Sub 1 or Merger Sub 2 is, as of the date of this Agreement, aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in any Debt Commitment Letter inaccurate (assuming the accuracy of the Company’s representations and warranties set forth in this Agreement) in any material respect, that would cause the commitments provided in the Debt Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the copies of the Debt Commitment Letters delivered to the Company, and there are no contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing other than those expressly set forth in the copies of the Debt Commitment Letters delivered to the Company. Except for fee letters relating to fees with respect to the Debt Financing (redacted copies of which, removing only fee amounts, market “flex” provisions and certain other terms (none of which concern or would adversely affect the amounts, availability, timing or conditionality of the Debt Financing), have been provided to the Company on or prior to the date of this Agreement), there are no side letters or other agreements, contracts or arrangements related to the funding of the Debt Financing, other than as expressly set forth in the Debt Commitment Letters delivered to the Company on or prior to the date of this Agreement. As of the date of this Agreement, assuming no breach by the Company of its representations and warranties under this Agreement (and cooperation and assistance by the Company as required by the terms of this Agreement) and no breach or default by the Company of its obligations under this Agreement (in either case such that the conditions set forth in Section 9.01 or Section 9.02 would fail to be satisfied), and based upon facts and events known by Parent as of the date of this Agreement, none of Parent, Merger Sub 1 or Merger Sub 2 have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or the Debt Financing will not be consummated as contemplated in the Debt Commitment Letters on or prior to the Closing Date. The aggregate proceeds of the Debt Financing, together with cash or cash equivalents held by Parent and the other sources of funds referenced in the copies of the Debt Commitment Letters delivered to the Company on or prior to the date of this Agreement, as of the First Merger Effective Time, will be sufficient to enable Parent to pay in cash all amounts required to be paid by them in cash in connection with the transactions contemplated hereby, including the Merger Consideration and all payments, fees and expenses payable by them related to or arising out of the consummation of the transactions contemplated by this Agreement.

Section 5.28. No Other Parent Representations and Warranties. Except for the representations and warranties made by Parent in this Article 5 (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article 5), neither Parent nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms”, “virtual data rooms”, management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except for the representations and warranties made by Parent in this Article 5 (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article 5), neither Parent nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries with respect to (a) the adequacy or sufficiency of reserves, (b) the effect of the adequacy or sufficiency of reserves on any line item, asset, liability or equity amount on any financial or other document, (c) whether or not reserves were determined in accordance with any actuarial, statutory, regulatory or other standard, or (d) the collectability of any amounts under any reinsurance Contract. Parent acknowledges and agrees that, except for the representations and warranties made by the Company in Article 4 (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to Article 4), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Parent specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Notwithstanding the foregoing, this Section 5.28 shall not limit Parent’s, Merger Sub 1’s, Merger Sub 2’s or the Company’s remedies in the case of fraud.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date of this Agreement until the earlier of the First Merger Effective Time or the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and use its commercially reasonable efforts to preserve intact its business organization and relationships with customers, members, suppliers, Providers, licensors, licensees and other Third Parties and keep available the services of its present officers and employees; provided that no action or failure to take action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.01(a) through (s) shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of Section 6.01(a) through (s), as applicable. Without limiting the generality of the foregoing, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed (other than with respect to Section 6.01(a), Section 6.01(c) or Section 6.01(d)), the Company shall not, and shall cause each of its Subsidiaries not to:

(a) adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents);

(b) (i) merge or consolidate with any other Person, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (A) acquisitions of assets, securities or property in the ordinary course of business consistent with past practice in an amount not to exceed $125,000,000 in the aggregate for all such acquisitions, together with all capital contributions permitted by Section 6.01(h)(i)(B), (B) acquisitions of securities under the Company’s investment portfolio consistent with the Company’s investment policy in effect as of the date hereof and (C) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries, or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(c) (i) split, combine or reclassify any shares of its capital stock (other than transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries), (ii) amend any term or alter any rights of any of its outstanding equity securities, (iii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, other than (A) in the case of the Company, regular cash dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.29 per share of Company Common Stock per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to Company Common Stock), or (B) dividends or distributions by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of any Subsidiary of the Company, other than repurchases of shares of Company Common Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSU Awards or Company PSU Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Stock Options, Company RSU Awards and Company PSU Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

(d) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (i) the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options, the vesting or settlement of shares of Company RSU Awards or Company PSU Awards that are outstanding on the date of this Agreement in accordance with the present terms of such Company Stock Options, Company RSU Awards and Company PSU Awards or are granted after the date of this Agreement to the extent permitted by this Agreement, (ii) with respect to capital stock or securities of any Subsidiary of the Company, in connection with transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries, (iii) the grant of Company Equity Awards to employees of the Company or any of its Subsidiaries in connection with the Company’s annual equity award grant procedures or in connection with promotions or new hires, in each case, conducted in the ordinary course of business and consistent with past practice, including with respect to timing; provided that any such grants issued under this clause (iii) shall be subject to the limitations set forth in Section 6.01(d)(iii) of the Company Disclosure Schedule, or (iv) the grant of Company Equity Awards to non-employee directors in the ordinary course of business, consistent with past practice;

(e) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, except (i) for any capital expenditures pursuant to projects contemplated (A) in the capital expenditure budget of the Company and its Subsidiaries for the 2015 Fiscal Year as made available to Parent prior to the date hereof, or (B) in any subsequent annual capital expenditure budget of the Company that is prepared in the ordinary course of business consistent with past practice by the Company and approved by the Company’s Board of Directors, provided that the aggregate amount of capital expenditures authorized to be made under any such subsequent budget may not be any more than 5% higher than the amount thereof authorized under the capital expenditure budget for the 2015 Fiscal Year, and (ii) for any other capital expenditures that are less than $625,000 individually or $10,000,000 in the aggregate;

(f) sell, lease, license or otherwise dispose of any Subsidiary or any division thereof or of the Company or any assets, securities or property, other than (i) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $30,000,000 in the aggregate, (ii) dispositions of securities under the Company’s investment portfolio consistent with the Company’s investment policy in effect as of the date hereof, or (iii) transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries;

(g) sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any Lien (other than a Permitted Lien) on, any Owned Intellectual Property or Licensed Intellectual Property, other than in the ordinary course of business consistent with past practice (i) pursuant to non-exclusive licenses or (ii) for the purpose of disposing of obsolete or worthless assets;

(h) (i) make any material loans, advances or capital contributions to any other Person, other than (A) loans, advances or capital contributions (1) by the Company to one or more of its wholly owned Subsidiaries or (2) by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company, (B) capital contributions required under the terms of Contracts in effect as of the date hereof in an amount not to exceed $125,000,000 in the aggregate for all such capital contributions, together with all acquisitions permitted by Section 6.01(b)(ii)(A), (C) extensions of loans or advances to Providers in the ordinary course of business consistent with past practice or (D) extensions of loans or advances to business associates other than Providers in the ordinary course of business consistent with past practice, so long as the amount of such loans and advances outstanding at any time does not exceed $20,000,000 in the aggregate (it being understood and agreed that upon repayment of any loan or advance permitted by this clause (D), the amount of such repayment shall be available for future loans or advances pursuant to this clause (D), subject to the foregoing restriction on the aggregate amount of all such loans or advances that may be outstanding at any time) or (ii) incur, assume, guarantee or repurchase any indebtedness for borrowed money, other than additional borrowings under the Credit Agreement in accordance with the terms thereof and Section 6.01(h) of the Company Disclosure Schedule (provided that all such indebtedness for borrowed money permitted to be incurred in this clause (ii) must be prepayable at any time by the Company without penalty);

(i) create or incur any Lien (except for a Permitted Lien) on any material asset;

(j) (i) enter into any Company Material Contract (including by amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract), other than in the ordinary course of business consistent with past practice (except that no Company Material Contract pursuant to clause (vi) of Section 4.18(a) shall be entered into), or (ii) terminate, renew, extend or amend in any material respect any Company Material Contract or waive any material right thereunder, other than in the ordinary course of business consistent with past practice;

(k) terminate, suspend, abrogate, amend or modify (i) any certificate of authority to conduct business as an insurance company or health maintenance organization issued by the applicable insurance or health regulatory Governmental Authority or (ii) any other material Company Permit, in each case of (i) and (ii) in a manner material and adverse to the Company and its Subsidiaries, taken as a whole;

(l) except as required by Applicable Law or Company Employee Plans or other contracts as in effect as of the date hereof, (i) grant any change in control, severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers, employees or individual independent contractors (including former directors, officers, employees or individual independent contractors) other than severance or termination pay in the ordinary course of business consistent with past practice for terminated employees in exchange for a general release of claims or other customary covenants, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective current or former directors, executive officers (as defined in the 1934 Act), employees or individual independent contractors, other than offers letters (and related compensation arrangements set forth in such offer letters) with any newly hired directors, employees or individual independent contractors of the Company who are not considered to be executive officers (as defined in the 1934 Act) that are entered into in the ordinary course of business consistent with past practice, (iii) establish, adopt or amend any Company Employee Plan or labor agreement, other than in the ordinary course of business consistent with past practice (provided, for the avoidance of doubt, that this clause (iii) shall not prohibit the Company from issuing 2016 cash incentive awards under its existing incentive plans and arrangements in the ordinary course of business consistent with past practice, subject to the limitations set forth in clause (iv) below) or any immaterial amendment that would not increase the cost to the Company or any of its Subsidiaries of maintaining such Company Employee Plan, or (iv) increase the compensation, bonus or other benefits payable to any of their respective directors, officers, employees or individual independent contractors (including former directors, officers, employees or individual independent contractors), other than increases in base compensation and bonus to current directors, individual independent contractors or employees who are not considered to be executive officers (as defined in the 1934 Act) in the ordinary course of business consistent with past practice (it being understood that the amount of bonus actually paid may be higher or lower than prior years based on actual performance and such payment shall not be considered an increase) and increases in employee welfare benefits in the ordinary course of business consistent with past practice for employees generally; provided that any such base compensation increases shall not in the aggregate exceed 3.5% of the aggregate base compensation levels as of the date hereof of the Company’s directors and employees who are not considered to be executive officers (as defined in the 1934 Act) (with those base salary increases previously disclosed to Parent, which were approved in the ordinary course of business consistent with past practice prior to the date hereof but are not yet effective as of the date hereof, to be excluded from being counted against such limitation);

(m) make any material change in any method of financial or statutory accounting or financial or statutory accounting principles or practice, except for any such change required by reason of (or, in the reasonable good-faith judgment of the Company, advisable under) a change in GAAP, SAP, ASOP or Regulation S-X under the 1934 Act (“Regulation S-X”), as approved by its independent public accountants;

(n) make any material change in investment, hedging, underwriting or claims administration principles or practices or in methodologies for estimating and providing for medical costs and other liabilities, in each case with respect to the Company or any of its “significant subsidiaries” (as defined in Rule 102(w) of Regulation S-X), except, to the extent applicable, for any such changes required by reason of a change in GAAP, SAP, ASOP or Regulation S-X, as approved by its independent public accountants;

(o) (i) make or change any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt or change any material method of Tax accounting; (iv) enter into any material closing agreement with respect to Taxes; or (v) settle or surrender any material Tax claim, audit or assessment;

(p) settle or compromise, or propose to settle or compromise, any claim, action, suit, investigation or proceeding involving or against the Company or any of its Subsidiaries, other than (i) in the ordinary course of business consistent with past practice, including in connection with the processing and paying of claims to members or Providers or risk sharing arrangements with Providers (provided that any individual settlement or compromise or any series of related settlements or compromises involving payments by the Company and its Subsidiaries in excess of $15,000,000, other than any such settlements or compromises with Providers that do not relate to sequestration matters, shall not be deemed to be in the ordinary course of business), or (ii) involving only a monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $5,000,000 individually or $20,000,000 in the aggregate;

(q) reduce in any material respect the budget or scope of the Company’s and its Subsidiaries’ program for, or otherwise reduce in any material respect the resources or efforts specifically dedicated by the Company and its Subsidiaries to, (i) the maintenance and improvement of their respective Medicare star ratings, or (ii) retrospective chart review, coding audits or the collection of prospective home assessments or patient assessment forms;

(r) (i) commence doing business outside of the U.S. and its territories, or (ii) offshore any material service to a jurisdiction other than the U.S. and its territories; or

(s) agree, commit or propose to do any of the foregoing.

Section 6.02. No Solicitation by the Company. (a) From the date of this Agreement until the earlier of the First Merger Effective Time or the termination of this Agreement, except as otherwise set forth in this Section 6.02, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any Third

Party that the Company knows is seeking to make, or has made, a Company Acquisition Proposal, (iii) (A) fail to make or withdraw or qualify, amend or modify in any manner adverse to Parent, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Company Acquisition Proposal (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”), (iv) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the Delaware Law, inapplicable to any Third Party or Company Acquisition Proposal, (v) approve any transaction (other than the transactions contemplated by this Agreement) under, or any Person becoming a “related company” under, the Eleventh Article of the Restated Certificate of Incorporation of the Company as in effect on the date hereof, or take any other action to make any other antitakeover provision in the Restated Certificate of Incorporation of the Company inapplicable to any Third Party or Company Acquisition Proposal or (vi) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries unless the Board of Directors of the Company determines after consulting with its outside legal counsel that the failure to waive such provision would be inconsistent with its fiduciary duties under Applicable Law (provided that the obligation not to fail to enforce any such standstill or similar agreement under this Section 6.02(a)(vi) shall apply with respect to known breaches of such agreements only).

(b) Notwithstanding the foregoing, if at any time prior to the receipt of the Company Stockholder Approval (the “Company Approval Time”) (and in no event after the Company Approval Time), the Board of Directors of the Company receives a bona fide written Company Acquisition Proposal made after the date hereof which has not resulted from a violation of this Section 6.02, the Board of Directors of the Company, directly or indirectly through its Representatives, may (x) contact the Third Party that has made such Company Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of the Company informing itself about such Company Acquisition Proposal and such Third Party and (y) subject to compliance with this Section 6.02(b), Section 6.02(c) and Section 6.02(e), (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 6.02(a), has made after the date of this Agreement a Company Superior Proposal or an unsolicited bona fide written Company Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably likely to lead to a Company Superior Proposal, (ii) furnish to such Third Party and its Representatives and financing sources nonpublic information relating to the Company or any of its Subsidiaries pursuant to (x) a confidentiality agreement between the Company and such Third Party in existence on or prior to the date hereof or (y) a confidentiality agreement with confidentiality terms in the aggregate no less favorable to the Company than those contained in the Confidentiality Agreement, a copy of which shall be provided, promptly after its execution, to Parent for informational purposes; provided that all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party, and (iii) following receipt of a Company Superior Proposal after the date of this Agreement, make a Company Adverse Recommendation Change, but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the Board of Directors of the Company from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to a Company Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 6.02; or (y) making any required disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law, provided that any Company Adverse Recommendation Change involving or relating to a Company Acquisition Proposal may only be made in accordance with the provisions of Section 6.02(b), Section 6.02(c) and Section 6.02(e). For the avoidance of doubt, a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act shall not be a Company Adverse Recommendation Change.

(c) In addition to the requirements set forth in Section 6.02(b), the Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of Section 6.02(b) unless the Company shall have first delivered to Parent written notice advising Parent that it intends to take such action, and the Company shall continue to advise Parent, on a current basis, after taking such action of the status and material terms of any discussions and negotiations with the applicable Third Party. In addition, the Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal, any indication that a Third Party is considering making a Company Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, to the knowledge of the Company or any member of its Board of Directors, is considering making, is reasonably likely to make or has made, a Company Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal, indication or request (including any material changes thereto). The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Company Acquisition Proposal, indication or request (including any changes thereto) and shall promptly (but in no event later than twenty-four (24) hours after receipt) provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Company Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Company Approval Time (and in no event after the Company Approval Time), the Board of Directors of the Company may effect a Company Adverse Recommendation Change involving or relating to a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided that (i) the Company shall (A) promptly notify Parent in writing of its intention to take such action and (B) negotiate in good faith with Parent for three (3) Business Days following such notice regarding revisions to the terms of this Agreement proposed by Parent, and (ii) the Board of Directors of the Company shall not effect any Company Adverse Recommendation Change involving or relating to a Company Intervening Event unless, after the three (3) Business Day period described in the foregoing clause (B), the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(e) Without limiting or affecting Section 6.02(a), Section 6.02(b) or Section 6.02(c), the Board of Directors of the Company shall not make a Company Adverse Recommendation Change involving or relating to a Company Superior Proposal unless (i) the Company promptly notifies Parent, in writing at least three (3) Business Days before taking such action, that it intends to take such action, which notice attaches the most current version of any proposed agreement or a detailed summary of all material terms of such Company Superior Proposal and the identity of the offeror, (ii) if requested by Parent, during such three (3) Business Day period, the Company and its Representatives have discussed and negotiated in good faith with Parent regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Superior Proposal and (iii) after such three (3) Business Day period, the Board of Directors of the Company determines in good faith, taking into account any proposal by Parent to amend the terms of this Agreement, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal, a new written notification from the Company consistent with that described in clause (i) of this Section 6.02(e) shall be required and a new notice period under clause (i) of this Section 6.02(e) shall commence, during which notice period the Company shall be required to comply with the requirements of this Section 6.02(e) anew, except that such new notice period shall be for two (2) Business Days (as opposed to three (3) Business Days)). After delivery of such written notice pursuant to the immediately preceding sentence, the Company shall promptly keep Parent informed of all material developments affecting the material terms of any such Company Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Company Superior Proposal).

(f) “Company Superior Proposal” means any bona fide, written Company Acquisition Proposal (other than a Company Acquisition Proposal which has resulted from a violation of this Section 6.02) (with all references to “20%” in the definition of Company Acquisition Proposal being deemed to be references to “50%”) on terms that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Company Acquisition Proposal that the Board of Directors of the Company considers to be appropriate (including the identity of the Person making the Company Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing), would result in a transaction (i) that if consummated, is more favorable to the Company’s stockholders from a financial point of view (taking into account, among other items, the tax attributes of such transaction) than the Mergers (taking into account any proposal by Parent to amend the terms of this Agreement), (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Company Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Company Acquisition Proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed in a manner comparable to Parent’s, Merger Sub 1’s and Merger Sub 2’s financing (or which is reasonably determined to be available by the Board of Directors of the Company).

(g) “Company Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the Board of Directors or executive officers of the Company as of or prior to the date of this Agreement, and (ii) does not relate to or involve any Company Acquisition Proposal; provided that (A) in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 8.02, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event, and (B) in no event shall any event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “Parent Material Adverse Effect” constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event.

(h) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal and shall use its reasonable best efforts to cause any such Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

(i) Notwithstanding (i) any Company Adverse Recommendation Change, (ii) the making of any Company Acquisition Proposal or (iii) anything in this Agreement to the contrary, until termination of this Agreement (x) in no event may the Company or any of its Subsidiaries (A) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Company Acquisition Proposal, (B) except as required by Applicable Law, make, facilitate or provide information in connection with any SEC or other Filings in connection with the transactions contemplated by any Company Acquisition Proposal or (C) seek any Consents in connection with the transactions contemplated by any Company Acquisition Proposal and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement.

Section 6.03. Financing Assistance. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, at the sole expense of Parent, use its and their commercially reasonable efforts to provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its

Subsidiaries). Without limiting the generality of the foregoing sentence, prior to the Closing, the Company shall, and shall cause its Subsidiaries to, at the sole expense of Parent, use its and their commercially reasonable efforts to: (i) as promptly as reasonably practicable provide information (financial or otherwise) relating to Company to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent and the Company customary or reasonably necessary for the completion of such financing) to the extent reasonably requested by Parent to prepare customary offering or information documents to be used for the completion of the Debt Financing, (ii) cooperate with the marketing efforts of Parent and the Financing Sources, including participating in a reasonable number of meetings, due diligence sessions and road shows, at times and at locations reasonably acceptable to the Company, (iii) reasonably assist in preparing customary offering memoranda, rating agency presentations, lender presentations, financial statements (including pro forma financial statements, all of which unaudited financial statements shall have been reviewed by the Company’s independent accountants as provided in Statement on Accounting Standards No. 100), private placement memoranda, prospectuses and other similar documents, including delivery of (A) audited consolidated balance sheets and related audited statements of operations, stockholders’ equity and cash flows of the Company for each of the three fiscal years most recently ended at least 60 days prior to the Closing Date (and audit reports for such financial statements shall not be subject to any “going concern” qualifications) and (B) unaudited consolidated balance sheets and related unaudited statements of operations, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended at least 40 days prior to the Closing Date, (iv) make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, documents and information relating to the Company and its Subsidiaries, in each case, as may be reasonably requested by Parent, or as may be requested by the SEC in connection with the completion of the financing, (v) obtain any necessary consents from the Company’s independent public accounting firm in connection with any filings with the SEC, (vi) obtain customary financing accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to the financing and in connection with any filings required to be made by Parent pursuant to the 1933 Act or the 1934 Act (including the Registration Statement), (vii) subject to customary confidentiality provisions, provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and (viii) obtain customary payoff letters and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of the Credit Agreement. Notwithstanding the foregoing, (1) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur prior to the Closing any other liability or obligation in connection with the Debt Financing, (2) none of the Company, its Subsidiaries or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than authorization letters contemplated by clause (vii) of this Section 6.03 and for the avoidance of doubt, the boards of directors or other equivalent governing bodies of Parent, Merger Sub 1, Merger Sub 2, the Initial Surviving Corporation and/or the Surviving Company shall enter into or provide any resolutions, consents, approvals or other closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Financing Sources pursuant to the Debt Commitment Letter at, or as of, the Closing), and (3) nothing shall obligate the Company or any of its Subsidiaries to provide, or cause to be provided, any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of Applicable Law or loss of any privilege. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in satisfying its obligations under this Section 6.03. Parent, Merger Sub 1 and Merger Sub 2 shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any financing or other securities offering of Parent and/or its Subsidiaries or any assistance or activities provided in connection therewith.

Section 6.04. Transition. (a) In order to facilitate the integration and the operations of the Company and Parent and their respective Subsidiaries and to permit the coordination of their related operations on a timely basis after the First Merger Effective Time, and in an effort to accelerate to the earliest time possible after the First Merger Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized as a result of the Mergers, upon Parent’s request, the parties shall establish a transition planning team of at least six members (the “Transition Team”) comprised of an equal number of representatives of Parent and the Company, which shall be responsible for facilitating a transition and integration planning process to ensure the successful combination of the operations of Parent and the Company. Upon Parent’s request, subject to Applicable Law, the Transition Team shall be responsible for developing and implementing a detailed action plan for the combination of the businesses from and after the First Merger Effective Time and shall (i) confer on a regular and continued basis regarding the status of the transition and integration planning process, (ii) communicate and consult with its members with respect to (x) the manner in which the respective businesses will be conducted from and after the First Merger Effective Time and (y) the manner in which the Company’s accounting, investment, hedging, underwriting and claims administration policies and practices will be conformed to those of Parent from and after the First Merger Effective Time and (iii) coordinate human resources integration.

(b) Between the date of this Agreement and the Closing Date, (i) (A) Parent intends to implement retention and/or incentive programs for employees of Parent and of Company (which programs, for the avoidance of doubt, may be implemented in Parent’s sole discretion), under which programs employees of the Company will be considered for participation based on substantially the same factors and in substantially the same manner as similarly situated employees of Parent and (B) at the reasonable request of Parent, the Company shall cooperate in good faith with Parent to establish and implement Company-sponsored employee retention and transition incentive programs designed to encourage the retention and performance of employees and groups of employees of the Company and its Subsidiaries who are mutually identified by the Company and Parent, and (ii) the Company shall, and shall cause its Subsidiaries to, coordinate with Parent with respect to the formulation and dissemination of internal and external communications and announcements relating to the impact on employees of the Company and its Subsidiaries of the Mergers and the integration of the operations of the Company with those of Parent. Notwithstanding anything to the contrary in this Agreement, the adoption of a retention and transition incentive program described above in this Section 6.04(b) pursuant to the mutual written agreement of the Company and Parent, and the obligations and liabilities relating to such agreed program, shall be disregarded for purposes of determining the completeness, truthfulness and accuracy of the representations of the Company set forth in Article 4 and for purposes of determining the Company’s compliance with its covenants under Section 6.01.

Section 6.05. Indenture. The Company shall use its reasonable best efforts to timely provide or cause to be provided, in accordance with the provisions of the indenture relating to the Company’s 6.30% Senior Notes due 2018, 7.20% Senior Notes due 2018, 8.15% Senior Notes due 2038, 3.150% Senior Notes due 2022, 4.625% Senior Notes due 2042, 2.625% Senior Notes due 2019, 3.850% Senior Notes due 2024 and 4.950% Senior Notes due 2044 (the “Indenture”), to the trustee under the Indenture, any notices, announcements, certificates or legal opinions required by the Indenture to be provided in connection with the Mergers prior to the First Merger Effective Time. Parent and its counsel shall be given a reasonable opportunity to review and comment on any such notice, announcement, certificate or legal opinion, in each case before such document is provided to such trustee, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.

Section 6.06. 280G Calculation. As soon as practicable, but in no event later than thirty (30) Business Days after the date hereof, the Company will make available to Parent true and correct copies of preliminary Section 280G calculations (based on the assumptions set forth in the applicable calculations) with respect to each “disqualified individual” (within the meaning of Section 280G of the Code) who is reasonably likely to receive payments or benefits in connection with the transactions contemplated by this Agreement that would not be deductible under Section 280G of the Code.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. From the date of this Agreement until the earlier of the First Merger Effective Time or the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless the Company shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and use its commercially reasonable efforts to preserve intact its business organization and relationships with customers, members, suppliers, Providers, licensors, licensees and other Third Parties and keep available the services of its present officers and employees; provided that no action or failure to take action by Parent or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 7.01(a) through (f) shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of Section 7.01(a) through (f), as applicable. Without limiting the generality of the foregoing, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(a) adopt or propose any change to the Parent Organizational Documents in a manner that would be materially adverse to the Company’s stockholders (whether by merger, consolidation or otherwise);

(b) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (A) acquisitions of any of the foregoing in an amount not to exceed $1,000,000,000 individually or $5,000,000,000 in the aggregate, (B) acquisitions of securities under Parent’s investment portfolio consistent with Parent’s investment policy and (C) transactions (1) solely among Parent and one or more of its wholly owned Subsidiaries or (2) solely among Parent’s wholly owned Subsidiaries, or (iii) adopt a plan of complete or partial liquidation or dissolution with respect to Parent, Merger Sub 1 or Merger Sub 2;

(c) (i) split, combine or reclassify any shares of its capital stock (other than transactions (1) solely among Parent and one or more of its wholly owned Subsidiaries or (2) solely among Parent’s wholly owned Subsidiaries), (ii) amend any term or alter any rights of any of its outstanding equity securities, (iii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, other than (A) in the case of Parent, regular cash dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.25 per share of Parent Common Stock per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to Parent Common Stock), or (B) dividends or distributions by a Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent, or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of any Subsidiary of Parent, other than in the ordinary course of business consistent with past practice, including repurchases of shares of Parent Common Stock (A) pursuant to accelerated share repurchase programs or agreements in the ordinary course of business consistent with past practice and (B) in connection with the exercise or the vesting and settlement of Parent Equity Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case in this clause (B) outstanding as of the date of this Agreement in accordance with the present terms of such Parent Equity Awards or granted after the date of this Agreement;

(d) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (i) the issuance of any shares of Parent Common Stock upon the exercise of Parent Equity Awards or other equity and equity-linked awards that are outstanding on the date of this Agreement or are granted after the date of this Agreement, (ii) with respect to capital stock or securities of any Subsidiary of Parent, in connection with transactions (A) solely among Parent and one or more of its wholly owned Subsidiaries or (B) solely among the Parent’s wholly owned Subsidiaries, (iii) the grant of Parent Equity Awards or other equity and equity-linked awards to employees, directors or individual independent contractors of Parent or any of its Subsidiaries pursuant to Parent’s equity compensation plans, or (iv) in connection with the Parent Share Issuance;

(e) sell, lease, license or otherwise dispose of any Subsidiary or any division thereof or of Parent or any assets, securities or property, other than (i) dispositions of any of the foregoing in an amount not to exceed $3,000,000,000 individually or $6,000,000,000 in the aggregate, (ii) dispositions of securities under Parent’s investment portfolio consistent with Parent’s investment policy, or (iii) transactions (A) solely among Parent and one or more of its Subsidiaries or (B) solely among Parent’s Subsidiaries; or

(f) agree, commit or propose to do any of the foregoing.

Section 7.02. No Solicitation by Parent. (a) From the date of this Agreement until the earlier of the First Merger Effective Time or the termination of this Agreement, except as otherwise set forth in this Section 7.02, Parent shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Parent Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any Third Party that Parent knows is seeking to make, or has made, a Parent Acquisition Proposal, (iii) (A) fail to make or withdraw or qualify, amend or modify in any manner adverse to the Company, Parent Board Recommendation, (B) fail to include Parent Board Recommendation in the Joint Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Parent Acquisition Proposal (any of the foregoing in this clause (iii), a “Parent Adverse Recommendation Change”), (iv) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Pennsylvania, including Section 2555 of the Pennsylvania Law, inapplicable to any Third Party or Parent Acquisition Proposal, (v) take any action to make any other antitakeover provision in the articles of incorporation of Parent inapplicable to any Third Party or Parent Acquisition Proposal or (vi) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries unless the Board of Directors of Parent determines after consulting with its outside legal counsel that the failure to waive such provision would be inconsistent with its fiduciary duties under Applicable Law (provided that the obligation not to fail to enforce any such standstill or similar agreement under this Section 7.02(a)(vi) shall apply with respect to known breaches of such agreements only).

(b) Notwithstanding the foregoing, if at any time prior to the receipt of the Parent Stockholder Approval (the “Parent Approval Time”) (and in no event after the Parent Approval Time), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date hereof which has not resulted from a violation of this Section 7.02, the Board of Directors of Parent, directly or indirectly through its Representatives, may (x) contact the Third Party that has made such Parent Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of Parent informing itself about such Parent Acquisition Proposal and such Third Party and (y) subject to compliance with this Section 7.02(b), Section 7.02(c) and Section 7.02(e), (i) engage in negotiations or discussions with any Third Party that, subject to Parent’s compliance with Section 7.02(a), has made after the date of this Agreement a Parent Superior Proposal or an unsolicited bona fide written Parent Acquisition Proposal that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably likely to lead to a Parent Superior Proposal, (ii) furnish to such Third Party and its Representatives and financing sources nonpublic information relating to Parent or any of its Subsidiaries pursuant to (x) a confidentiality agreement between Parent and such Third Party in existence on or prior to the date hereof or (y) a confidentiality agreement with confidentiality terms in the aggregate no less favorable to Parent than those contained in the Confidentiality Agreement, a copy of which shall be provided, promptly after its execution, to the Company for informational purposes; provided that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party, and (iii) following receipt of a Parent Superior Proposal after the date of this Agreement, make a Parent Adverse Recommendation Change, but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors of Parent determines in good faith, after consultation with Parent’s outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the Board of Directors of Parent from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to a Parent Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 7.02; or (y) making any required disclosure to the stockholders of Parent if the Board of Directors of Parent determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law, provided that any Parent Adverse Recommendation Change involving or relating to a Parent Acquisition Proposal may only be made in accordance with the provisions of Section 7.02(b), Section 7.02(c) and Section 7.02(e). For the avoidance of doubt, a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act shall not be a Parent Adverse Recommendation Change.

(c) In addition to the requirements set forth in Section 7.02(b), the Board of Directors of Parent shall not take any of the actions referred to in clauses (i) through (iii) of Section 7.02(b) unless Parent shall have first delivered to the Company written notice advising the Company that it intends to take such action, and Parent shall continue to advise the Company, on a current basis, after taking such action of the status and material terms of any discussions and negotiations with the applicable Third Party. In addition, Parent shall notify the Company promptly (but in no event later than twenty-four (24) hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal, any indication that a Third Party is considering making a Parent Acquisition Proposal or any request for information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that, to the knowledge of Parent or any member of its Board of Directors, is considering making, is reasonably likely to make or has made, a Parent Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Parent Acquisition Proposal, indication or request (including any material changes thereto). Parent shall keep the Company fully informed, on a current basis, of the status and details of any such Parent Acquisition Proposal, indication or request (including any changes thereto) and shall promptly (but in no event later than twenty-four (24) hours after receipt) provide to the Company copies of all material correspondence and written materials sent or provided to Parent or any of its Subsidiaries that describes any terms or conditions of any Parent Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Parent Approval Time (and in no event after the Parent Approval Time), the Board of Directors of Parent may effect a Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided that (i) Parent shall (A) promptly notify the Company in writing of its intention to take such action and (B) negotiate in good faith with the Company for three (3) Business Days following such notice regarding revisions to the terms of this Agreement proposed by Parent, and (ii) the Board of Directors of Parent shall not effect any Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event unless, after the three

(3) Business Day period described in the foregoing clause (B), the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(e) Without limiting or affecting Section 7.02(a), Section 7.02(b) or Section 7.02(c), the Board of Directors of Parent shall not make a Parent Adverse Recommendation Change involving or relating to a Parent Superior Proposal unless (i) Parent promptly notifies the Company, in writing at least three (3) Business Days before taking such action, that it intends to take such action, which notice attaches the most current version of any proposed agreement or a detailed summary of all material terms of such Parent Superior Proposal and the identity of the offeror, (ii) if requested by the Company, during such three (3) Business Day period, Parent and its Representatives have discussed and negotiated in good faith with the Company regarding any proposal by the Company to amend the terms of this Agreement in response to such Parent Superior Proposal and (iii) after such three (3) Business Day period, the Board of Directors of Parent determines in good faith, taking into account any proposal by the Company to amend the terms of this Agreement, that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Parent Superior Proposal, a new written notification from Parent consistent with that described in clause (i) of this Section 7.02(e) shall be required and a new notice period under clause (i) of this Section 7.02(e) shall commence, during which notice period Parent shall be required to comply with the requirements of this Section 7.02(e) anew, except that such new notice period shall be for two (2) Business Days (as opposed to three (3) Business Days)). After delivery of such written notice pursuant to the immediately preceding sentence, Parent shall promptly keep the Company informed of all material developments affecting the material terms of any such Parent Superior Proposal (and Parent shall provide the Company with copies of any additional written materials received that relate to such Parent Superior Proposal).

(f) “Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal (other than a Parent Acquisition Proposal which has resulted from a violation of this Section 7.02) (with all references to “20%” in the definition of Parent Acquisition Proposal being deemed to be references to “50%”) on terms that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal that the Board of Directors of Parent considers to be appropriate (including the identity of the Person making the Parent Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing), would result in a transaction (i) that if consummated, is more favorable to Parent’s stockholders from a financial point of view (taking into account, among other items, the tax attributes of such transaction) than the Mergers (taking into account any proposal by the Company to amend the terms of this Agreement), (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Parent Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Parent Acquisition Proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed in a manner comparable to Parent’s, Merger Sub 1’s and Merger Sub 2’s financing (or which is reasonably determined to be available by the Board of Directors of Parent).

(g) “Parent Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the Board of Directors or executive officers of Parent as of or prior to the date of this Agreement, and (ii) does not relate to or involve any Parent Acquisition Proposal; provided that (A) in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 8.02, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event, and (B) in no event shall any event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “Company Material Adverse Effect” constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event.

(h) Parent shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal and shall use its reasonable best efforts to cause any such Party (or its agents or advisors) in possession of confidential information about Parent that was furnished by or on behalf of Parent to return or destroy all such information.

(i) Notwithstanding (i) any Parent Adverse Recommendation Change, (ii) the making of any Parent Acquisition Proposal or (iii) anything in this Agreement to the contrary, until termination of this Agreement (x) in no event may Parent or any of its Subsidiaries (A) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Parent Acquisition Proposal, (B) except as required by Applicable Law, make, facilitate or provide information in connection with any SEC or other Filings in connection with the transactions contemplated by any Parent Acquisition Proposal or (C) seek any Consents in connection with the transactions contemplated by any Parent Acquisition Proposal and (y) Parent shall otherwise remain subject to all of its obligations under this Agreement.

Section 7.03. Obligations of Merger Sub 1 and Merger Sub 2. Until the First Merger Effective Time and the Second Merger Effective Time, respectively, Parent shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub 1 and all of the outstanding limited liability company interests of Merger Sub 2. Parent shall take all action necessary to cause each of Merger Sub 1 and Merger Sub 2 to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement. Promptly following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2, shall execute and deliver written consents adopting this Agreement in accordance with the Delaware Law and the Delaware LLC Law, as applicable, and provide copies of such written consents to the Company.

Section 7.04. Director and Officer Liability. (a) Without limiting any additional rights that any director, officer or employee may have under any indemnification agreement or under the Company Organizational Documents or similar organizational documents of the Company’s Subsidiaries, from and after the First Merger Effective Time, Parent shall, and shall cause the Surviving Company or any applicable Subsidiary thereof (collectively, the “D&O Indemnifying Parties”), to the fullest extent each such D&O Indemnifying Party is so authorized or permitted by Applicable Law, as now or hereafter in effect, to: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the First Merger Effective Time will be serving as a director, officer or employee of the Company or any of its Subsidiaries or, at the request or for the benefit of the Company or any of its Subsidiaries, as a director, trustee, officer or employee of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries (collectively, the “D&O Indemnified Parties”), as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement by a D&O Indemnified Party, advance to such D&O Indemnified Party, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the D&O Indemnifying Party’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under Applicable Law that such D&O Indemnified Party is not entitled to be indemnified. The indemnification and advancement obligations of the Surviving Company pursuant to this Section 7.04(a) shall extend to acts or omissions occurring at or before the First Merger Effective Time and the Second Merger Effective Time, as applicable, and any D&O Claim relating thereto (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director, officer or employee of the Company or any of its Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors, and personal and legal representatives. As used in this Section 7.04: (x) the term “D&O Claim” means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such D&O Indemnified Party’s duties or service (A) as a director, officer or employee of the Company or the applicable Subsidiary thereto at or prior to the First Merger Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (B) as a director, trustee, officer or employee of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries (for which such D&O Indemnified Party is or was serving at the request or for the benefit of the Company or any of its Subsidiaries) at or prior to the First Merger Effective Time; and (y) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any D&O Claim for which indemnification is authorized pursuant to this Section 7.04(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party. No D&O Indemnifying Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened D&O Claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such D&O Claim, or such D&O Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Parent agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the First Merger Effective Time now existing in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries as provided in the Company Organizational Documents, similar organizational documents of the Company’s Subsidiaries and indemnification agreements of the Company and its Subsidiaries shall survive the Mergers and shall continue in full force and effect in accordance with their terms. The organizational documents of the Initial Surviving Corporation and, for a period of six (6) years from the Second Merger Effective Time, the limited liability company agreement and other organizational documents of the Surviving Company and its Subsidiaries, shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Second Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the First Merger Effective Time, were directors, officers or employees of the Company or any of its Subsidiaries, unless such modification shall be required by Applicable Law and then only to the minimum extent required by Applicable Law. At the Company’s option and expense, prior to the First Merger Effective Time, the Company may purchase (and pay in full the aggregate premium for) a six (6)-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Mergers) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors, officers, employees, agents or fiduciaries of the Company or any of its Subsidiaries as the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six (6) years from the First Merger Effective Time for D&O Claims arising from facts, acts, events or omission that occurred on or prior to the First Merger Effective Time; provided that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by the Company and its Subsidiaries for such insurance (such amount being the “Maximum Premium”). If the Company fails to obtain such tail policy prior to the First Merger Effective Time, Parent or the Surviving Company shall obtain such a tail policy, provided that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Company or the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium. Parent and the Surviving Company shall cause any such policy (whether obtained by Parent, the Company or the Surviving Company) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Company to honor all its obligations thereunder.

(c) If any of Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other Person of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section 7.04.

Section 7.05. Employee Matters. (a) From the Closing Date through December 31, 2017 (the “Benefits Continuation Period”), the Surviving Company shall provide, and Parent shall cause the Surviving Company to provide, to the individuals who are employed by the Company and its Subsidiaries immediately prior to the First Merger Effective Time and to the extent they continue as employees of the Surviving Company, Parent or any of Parent’s Subsidiaries (including Subsidiaries of the Surviving Company) during all or a portion of the Benefits Continuation Period (the “Affected Employees”) compensation (including base salary, bonus and other cash incentive compensation opportunities) and employee benefits no less favorable in the aggregate than the compensation and employee benefits provided to the Affected Employees under the Company Employee Plans immediately prior to the First Merger Effective Time; provided that, for purposes of determining that such compensation and employee benefits no less favorable in the aggregate, equity compensation, defined benefit pension plan benefits, retention or change in control payments or awards or any similar compensation or benefit, shall not be taken into account; and provided, further, that, Affected Employees shall be eligible to receive equity compensation from Parent on a basis that is comparable to similarly situated employees of Parent. During the Benefits Continuation Period, individuals who are employed by the Company and its Subsidiaries immediately prior to the First Merger Effective Time shall be provided with severance benefits in amounts and on terms and conditions that are no less favorable than those provided to such individuals immediately prior to the First Merger Effective Time, as set forth in the Company’s Severance Pay Plans as in effect as of the date hereof.

(b) With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the First Merger Effective Time (the “New Company Plans”), Parent shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health and welfare plan in which such Affected Employee may be eligible to participate after the First Merger Effective Time, (ii) recognize service of Affected Employees (to the extent credited by the Company or its Subsidiaries) accrued prior to the First Merger Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Company Plan in which such Affected Employees may be eligible to participate after the First Merger Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, cause to be credited, in any New Company Plan that is a health plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employees and their beneficiaries and dependents during the portion of the calendar year in which the Closing Date occurs prior to their participation in Parent’s health plans with the objective that there be no double counting during the year in which the First Merger Effective Time occurs of such deductibles or out-of-pocket expenses.

(c) From and after the First Merger Effective Time, Parent will or, as applicable, will cause its Subsidiaries to, honor all contractual obligations under all Company Employee Plans that exist on the date of this Agreement

(or as established or amended in accordance with or permitted by this Agreement) that apply to any current or former employee, or current or former director, of the Company or its Subsidiaries, including the retention and severance plans or programs adopted after the date hereof to the extent permitted under Section 6.01(l) of the Company Disclosure Schedule. For the avoidance of doubt, for purposes of any Company Employee Plan containing a definition of “change in control” or “change of control” (or language having a similar meaning), the Closing shall be deemed to constitute a “change in control” or “change of control” (or language having a similar meaning).

(d) Parent agrees that, with respect to the annual cash incentive plans set forth on Section 7.05(d) of the Company Disclosure Schedule (the “Annual Incentive Plans”), it shall, or shall cause the Surviving Company, to provide each participant in an Annual Incentive Plan (each an “Incentive Plan Participant”) who remains employed with the Surviving Company through the end of the year during which the Closing occurs, with an annual cash incentive award for the year during which the Closing occurs, the amount of which shall be determined as the sum of the following: (i) a pro-rated portion of the bonus with respect to the portion of the year of the Closing that occurs prior to the Closing, which bonus shall be determined based upon actual performance through the Closing Date, as determined by the Company in accordance with the applicable Annual Incentive Plan plus (ii) a pro-rated portion of the bonus with respect to the portion of the year of the Closing that occurs after the Closing, which bonus shall be no less than the bonus payable at the applicable Incentive Plan Participant’s target incentive level under such Annual incentive Plan; provided that if an Incentive Plan Participant’s employment is terminated by Parent or the Surviving Corporation for any reason following the Closing Date (other than for “cause” (as defined in Section 7.05(d) of the Company Disclosure Schedule)), or, for those Incentive Plan Participants who are a party to one of the agreements listed in Section 7.05(d) of the Company Disclosure Schedule (collectively, the “Change in Control Agreements”), the Incentive Plan Participant resigns for “good reason” (as defined in the applicable Change in Control Agreement), such Incentive Plan Participant shall be entitled to the prorated payment set forth in clause (i) as soon as practicable following such termination of employment; and provided, further, that in no event shall payment of any amounts under the Annual Incentive Plans (or any pro-rated portion thereof) pursuant to this Section 7.05(d) result in the duplication of payments to any Incentive Plan Participant under any other incentive, severance or other similar arrangement.

(e) Nothing contained in this Section 7.05 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the First Merger Effective Time, (ii) shall prevent Parent or its Affiliates from revising, amending or terminating any Company Employee Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan, Parent Employee Plan, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual.

Section 7.06. Financing. (a) Each of Parent, Merger Sub 1 and Merger Sub 2 shall take, or shall cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letters, including (i) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter) by the Closing Date, and (ii) to satisfy (or if determined advisable by Parent, obtain the waiver of) on a timely basis all conditions to obtaining the Debt Financing within Parent’s control and to comply with all of its obligations pursuant to the Debt Commitment Letters and the definitive agreements related thereto. In the event that all conditions to funding the commitments contained in the Debt Commitment Letters have been satisfied, each of Parent, Merger Sub 1 and Merger Sub 2 shall use its reasonable best efforts to cause the Financing Sources to fund the Debt Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date (including by taking enforcement action to cause the Financing Sources to provide the Debt Financing). Each of Parent, Merger Sub 1 and Merger Sub 2 shall use its reasonable best efforts to enforce all of its rights under the Debt Commitment Letters. Parent shall give the Company prompt notice of any material breach by any party to the Debt Commitment Letters or the definitive agreements related thereto of which Parent has become aware or any termination of any of the Debt Commitment Letters or such definitive agreements. In the event that any portion of the Debt Financing becomes unavailable, Parent, Merger Sub 1 and Merger Sub 2 shall (1) use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative debt sources (“Alternative Financing”) in an amount that will still enable Parent, Merger Sub 1 and Merger Sub 2 to consummate the transactions contemplated by this Agreement, and (2) promptly notify the Company of such unavailability and the reason therefor. If obtained, Parent shall deliver to the Company true and complete copies of all agreements (including redacted copies of engagement and fee letters, removing only fee amounts, market “flex” provisions and certain other terms (none of which concern or would adversely affect the amounts, availability, timing or conditionality of the Debt Financing)) pursuant to which any such alternative source shall have committed to provide Parent, the Initial Surviving Corporation or the Surviving Company with Alternative Financing. Parent, Merger Sub 1 and Merger Sub 2 shall not, without the Company’s prior written consent, permit any amendment or modification to, or any waiver of any provision or remedy under, any Debt Commitment Letter or any definitive agreements related thereto unless the terms of such Debt Commitment Letter or definitive agreements related thereto, in each case as so amended, modified or waived, are substantially similar to those in such Debt Commitment Letter or definitive agreement related thereto, prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall be as good as or better for Parent, Merger Sub 1 and Merger Sub 2 than those in the Debt Commitment Letter or definitive agreement relating thereto prior to giving effect to such amendment, modification or waiver); provided that in the case of amendments or modifications of any Debt Commitment Letter or a definitive agreement relating thereto, the foregoing shall only apply if such amendment or modification (x) could reasonably be expected to (I) adversely affect the ability or likelihood of Parent, Merger Sub 1 or Merger Sub 2 timely consummating the transactions contemplated by this Agreement or (II) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur, (y) reduces the amount of the Debt Financing or (z) adversely affects the ability of Parent, Merger Sub 1 or Merger Sub 2 to enforce their rights against other parties to the Debt Commitment Letters or the definitive agreements relating thereto. Parent shall provide the Company with prompt written notice of the receipt of any notice or other communication from any Financing Source with respect to such Financing Source’s failure or anticipated failure to fund its commitments under any Debt Commitment Letters or definitive agreement in connection therewith. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Debt Financing.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s, Merger Sub 1’s and Merger Sub 2’s obligations hereunder are not conditioned in any manner upon Parent, Merger Sub 1 or Merger Sub 2 obtaining any financing. The failure, for any reason, other than as a result of any material breach of this Agreement by the Company, of Parent, Merger Sub 1 and Merger Sub 2 to have sufficient cash available on the date that the Closing is required to occur pursuant to Section 2.01 hereof and/or the failure to pay the aggregate Cash Consideration on the date that the Closing is required to occur pursuant to Section 2.01 hereof shall constitute a Willful Breach of this Agreement by Parent, Merger Sub 1 and Merger Sub 2.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Access to Information; Confidentiality. (a) Upon reasonable notice and subject to Applicable Law, each of the Company and Parent shall, and each shall cause its Subsidiaries to, afford to the other party and its Representatives, reasonable access, during normal business hours during the period from the date of this Agreement to the earlier of the First Merger Effective Time or the termination of this Agreement, to all of its properties, books, contracts and records, and, during such period, each of the Company and Parent shall, and each shall cause its Subsidiaries to, make available to the other party all other information concerning its businesses, properties and personnel as the other may reasonably request, and instruct its Representatives to reasonably cooperate with the other party in its investigation. All information furnished pursuant to this Agreement shall be subject to the confidentiality agreement, dated as of May 24, 2015, between Parent and the Company (the “Confidentiality Agreement”). No information or knowledge obtained in any investigation pursuant to this Section 8.01 shall affect or be deemed to modify any representation or warranty made by the Company or Parent pursuant to this Agreement.

(b) Notwithstanding anything to the contrary in Sections 8.01, 8.02 or 8.03, none of the Company, Parent or any of their respective Subsidiaries shall be required to provide access to its properties, books, contracts, records or personnel if such access would unreasonably disrupt its operations, or provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement; provided that each of the Company and Parent shall, and each shall cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including redacting such information (i) to remove references concerning valuation, (ii) as necessary to comply with contractual arrangements in effect on or after the date hereof, and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns); provided, however, that in no event shall either party have access to individual performance or evaluation records, medical histories or other similar information that in the reasonable opinion of the applicable party is sensitive or the disclosure of which would reasonably be expected to subject such party or any of its Subsidiaries to risk of liability. Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under Section 8.01 or Section 8.02 as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may mutually propose and enter into, will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel.

Section 8.02. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, including Section 8.02(b), each of the Company and Parent shall, and each shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Mergers and other transactions contemplated hereby, (x) including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary Filings, (ii) obtaining as promptly as practicable and thereafter maintaining all Consents required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Mergers or other transactions contemplated hereby, and complying with the terms and conditions of each Consent, and (iii) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any required Consents and (y) which includes contesting (which includes by litigation) any (i) action, suit, investigation or proceeding brought by any Governmental Authority in a federal, state or administrative court seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Mergers or other transactions contemplated hereby or seeking damages or to impose any terms or conditions in connection with the Mergers or (ii) Order that has been entered by a federal, state or administrative court that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Mergers or other transactions contemplated hereby or imposes any damages, terms or conditions in connection with the Mergers or other transactions contemplated hereby. The parties understand and agree that Parent’s obligation to use its reasonable best efforts set forth in this Section 8.02(a) includes taking all actions and doing all things necessary, proper or advisable under Applicable Law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of Contracts (or portions thereof) or other business relationships, the acceptance of restrictions on business operations, and the entry into other commitments and limitations) to obtain the governmental approvals described in clauses (x), (y) and (z) of the first sentence of Section 8.02(b) to consummate the Mergers and the other transactions contemplated hereby so long as such actions would not have and would not reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect on Parent or on the Company.

(b) Notwithstanding Section 8.02(a) or anything else in this Agreement to the contrary, nothing in this Agreement will obligate or require Parent, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries to take or cause to be taken any action (or refrain or cause to refrain from taking any action) or agree or cause to agree to any term, condition or limitation (including, in each case, any of the actions or items referred to in the last sentence of Section 8.02(a)) as a condition to, or in connection with, (x) the expiration or termination of any applicable waiting period relating to the Mergers under the HSR Act, (y) any other Antitrust Law or (z) obtaining any Parent Required Governmental Authorization or Company Required Governmental Authorization or any other Consent from a Governmental Authority or otherwise, in each case if such action (or refraining from such action), term, condition or limitation would have or would reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect on Parent or on the Company. “Regulatory Material Adverse Effect” means, with respect to any Person, a material adverse effect on the financial condition, business, revenue or EBITDA of such Person and its Subsidiaries, taken as a whole; provided that, for purposes of determining whether any action, term or condition has had or would reasonably be expected to have a Regulatory Material Adverse Effect on the Company, the Company and its Subsidiaries will collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) Parent and its Subsidiaries, taken as a whole (excluding, for the avoidance of doubt, the Company and its Subsidiaries); provided, further, that, for purposes of determining whether any action, term or condition would have or would reasonably be expected to have a Regulatory Material Adverse Effect on Parent or on the Company, impacts on Parent, the Company or any of their respective Subsidiaries will be aggregated. “EBITDA” means, with respect to any Person, the sum of (1) consolidated net income, determined in accordance with GAAP, plus (2) without duplication and to the extent deducted in determining such consolidated net income, the sum of (I) consolidated interest expense, (II) consolidated income tax expense and (III) all amounts attributed to depreciation or amortization, in each case of such Person and its Subsidiaries.

(c) Neither the Company nor Parent shall, and each shall cause its Subsidiaries not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Consent of any Governmental Authority necessary to consummate the Mergers or the other transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Mergers or the other transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) otherwise prevent or materially delay the consummation of the Mergers or the other transactions contemplated hereby.

(d) Parent shall, in consultation with the Company, be entitled to direct the defense of the transactions contemplated hereby before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding the clearances and approvals of the Mergers described in clauses (x), (y) and (z) of the first sentence of Section 8.02(b), so long as Parent’s actions in connection therewith are otherwise in accordance with Parent’s obligations under this Section 8.02.

(e) In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and each shall cause its Subsidiaries to, as promptly as practicable following the date of this Agreement, make all Filings with all Governmental Authorities that may be or may become reasonably necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Mergers and the other transactions contemplated hereby, including: (i) not later than thirty (30) Business Days following the date of this Agreement, Parent filing, or causing to be filed, “Form A Statements” or similar change of control applications, with the insurance commissioners or regulators or departments of health or other Governmental Authorities in each jurisdiction where required by Applicable Law seeking approval of Parent’s acquisition of control of each of the Regulated Subsidiaries which results from the Mergers; (ii) as promptly as practicable following the date of this Agreement, Parent filing, or causing to be filed, any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by Applicable Laws with respect to the Mergers and the other transactions contemplated hereby; (iii) not later than ten (10) Business Days following the date of this Agreement (unless the Parties otherwise agree to another time period), the Company and Parent each making an appropriate Filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Mergers and the other transactions contemplated hereby and requesting early termination of the waiting period under the HSR Act; (iv) the Company and Parent each making any other Filing that may be required under any other Antitrust Laws or by any Governmental Authority having antitrust jurisdiction under Applicable Law; (v) not later than thirty (30) Business Days following the date of this Agreement, the Company and Parent filing any required notices to CMS, with a separate notice to the CMS Medicare Drug Benefit Group and Central Office Medicare Advantage plan manager, if applicable; and (vi) the Company and Parent each promptly following the date hereof making any other Filing that may be required under any Health Care Laws, insurance laws or other Applicable Laws or by any Governmental Authority with jurisdiction over enforcement of any of the foregoing.

(f) To the extent permitted by Applicable Law, the Company and Parent shall, as promptly as practicable, (i) upon the reasonable request of the other party, furnish to such party and upon any reasonable request from a Governmental Authority, furnish to such Governmental Authority, any information or documentation concerning themselves, their Affiliates, directors, officers and stockholders, information or documentation concerning the Mergers and the other transactions contemplated hereby and such other matters as may be requested, and (ii) make available their respective Representatives to each other and, upon reasonable request, any Governmental Authority, in connection with (A) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Mergers or the other transactions contemplated hereby or (B) any investigation, review or approval process.

(g) Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement and all other agreements entered into by the parties to this Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to: (i) (A) as far in advance as practicable, notify the other party of any Filing or material or substantive communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority relating to the matters that are the subject of this Agreement, (B) prior to submitting any such Filing or making any such communication or inquiry, the submitting or making party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making such communication or inquiry, provide the other party with a copy of any such Filing or, if in written form, communication or inquiry; (ii) as promptly as practicable following receipt, furnish the other party with a copy of any Filing or, if in written form, material or substantive communication or inquiry, it or any of its Affiliates receives from any Governmental Authority relating to matters that are the subject of this Agreement; provided that if any such communication or inquiry is not in written form, the receiving party shall provide the other party with a written summary of such communication or inquiry; (iii) coordinate and cooperate fully with the other party in exchanging such information and providing such assistance as the other party may reasonably request in connection with this Section 8.02 (including in seeking early termination of any applicable waiting periods under the HSR Act); and (iv) consult with each other in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Authority relating to the transactions contemplated hereby or any Filings with respect thereto under Applicable Law, including the scheduling of, and strategic planning for, any meetings with any Governmental Authority relating thereto. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with any Governmental Authority, or any member of the staff of any Governmental Authority, in respect of any Filing, proceeding, investigation (including the settlement of any investigation), litigation, or other inquiry regarding the Mergers unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, allows the other party to participate.

(h) Notwithstanding anything in this Agreement to the contrary, in no event shall (i) Parent or any of its Affiliates or the Company or its Affiliates be required to agree to take or enter into any action which is not conditioned upon the Closing, or (ii) the Company or its Affiliates agree to any obligation, restriction, requirement, limitation, qualification, condition, remedy or other action relating to Consents required to be obtained by the parties or their respective Subsidiaries in connection with the Mergers without the prior written consent of Parent (which consent shall not be withheld, delayed or conditioned if doing so would be inconsistent with Parent’s obligations under Section 8.02(a)). Each of the Company and Parent further covenant and agree not to voluntarily extend any waiting period associated with any Consent of any Governmental Authority (including under the HSR Act) or enter into any agreement with any Governmental Authority or other Third Party not to consummate the Mergers and the other transactions contemplated hereby, except with the prior written consent of the other party.

Section 8.03. Certain Filings; SEC Matters. (a) As promptly as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a proxy statement relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with all amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”) in preliminary form, and (ii) Parent shall prepare and file with the SEC a Registration Statement on Form S-4 which shall include the Joint Proxy Statement/Prospectus (together with all amendments and supplements thereto, the “Registration Statement”) relating to the registration of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Parent Share Issuance. The Joint Proxy Statement/Prospectus and Registration Statement shall comply as to form in all material respects with the applicable provisions of the 1933 Act and the 1934 Act and other Applicable Law.

(b) Each of the Company and Parent shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after its filing and keep the Registration Statement effective for so long as necessary to consummate the Mergers. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus and the Registration Statement received by such party from the SEC, including any request from the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus and the Registration Statement, and shall provide the other with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement or mailing the Joint Proxy Statement/Prospectus or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Joint Proxy Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the 1933 Act, the 1934 Act, Delaware Law, Pennsylvania Law (solely in the case of Parent) and the rules of the NYSE in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Registration Statement, and the solicitation of proxies from the stockholders of each of the Company and Parent thereunder. Subject to Section 6.02, the Joint Proxy Statement Prospectus shall include the Company Board Recommendation, and, subject to Section 7.02, the Joint Proxy Statement Prospectus shall include the Parent Board Recommendation.

(c) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of the NYSE and the SEC to enable the listing of the Parent Common Stock being registered pursuant to the Registration Statement on the NYSE no later than the First Merger Effective Time, subject to official notice of issuance. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall Parent be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, Filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Mergers and the other transactions contemplated by this Agreement, including the Registration Statement and the Joint Proxy Statement/Prospectus. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Registration Statement or the Joint Proxy Statement/Prospectus.

(e) If at any time prior to the Company Approval Time and the Parent Approval Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Registration Statement or the Joint Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under Applicable Law, disseminated to the stockholders of each of the Company and Parent.

Section 8.04. Stockholder Meetings. (a) As promptly as practicable following the effectiveness of the Registration Statement, the Company shall, in consultation with Parent, in accordance with Applicable Law and the Company Organizational Documents, (i) establish a record date (the “Company Record Date”) for, duly call and give notice of a meeting of the stockholders of the Company entitled to vote on the Mergers (the “Company Stockholder Meeting”) at which meeting the Company shall seek the Company Stockholder Approval, which record date shall be no later than ten (10) days after the date on which the Registration Statement is declared effective under the 1933 Act, (ii) cause the Joint Proxy Statement/Prospectus (and all other proxy materials for the Company Stockholder Meeting) to be mailed to its stockholders and (iii) within forty (40) days after the Company Record Date, duly convene and hold the Company Stockholder Meeting. Subject to Section 6.02, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting, after consultation with Parent, if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (x) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (y) distribute any supplement or amendment to the Joint Proxy Statement/Prospectus that the Board of Directors of the Company has determined in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Company Stockholder Meeting.

(b) As promptly as practicable following the effectiveness of the Registration Statement, the Parent shall, in consultation with the Company, in accordance with Applicable Law and the Parent Organizational Documents,

(i) establish a record date (which date shall be the same as the Company Record Date) for, duly call and give notice of a meeting of the stockholders of Parent entitled to vote on the Parent Share Issuance (the “Parent Stockholder Meeting”) at which meeting Parent shall seek the Parent Stockholder Approval, (ii) cause the Joint Proxy Statement/Prospectus (and all other proxy materials for the Parent Stockholder Meeting) to be mailed to its stockholders and (iii) duly convene and hold the Parent Stockholder Meeting on the same date and time as the Company Stockholder Meeting. Subject to Section 7.02, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Stockholder Approval to be received at the Parent Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Parent Stockholder Meeting. Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Stockholder Meeting; provided that Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Stockholder Meeting, after consultation with the Company, if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (x) solicit additional proxies necessary to obtain the Parent Stockholder Approval, or (y) distribute any supplement or amendment to the Joint Proxy Statement/Prospectus that the Board of Directors of Parent has determined in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting.

(c) Notwithstanding (x) any Company Adverse Recommendation Change or Parent Adverse Recommendation Change, (y) the public proposal or announcement or other submission to the Company or any of its Representatives of a Company Acquisition Proposal or the public proposal or announcement or other submission to Parent or any of its Representatives of a Parent Acquisition Proposal or (z) anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with its terms, the obligations of the Company and Parent under Section 8.03 and this Section 8.04 shall continue in full force and effect.

Section 8.05. Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be reasonably agreed upon by the Company and Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other party and shall consider in good faith the comments of the other party); provided that the restrictions set forth in this Section 8.05 shall not apply to any release or public statement (a) made or proposed to be made by the Company in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, (b) made or proposed to be made by Parent in compliance with Section 7.02 with respect to the matters contemplated by Section 7.02, or (c) in connection with any dispute between the parties regarding this Agreement, the Mergers or the other transactions contemplated hereby.

Section 8.06. Notices of Certain Events. (a) Each of the Company and Parent shall promptly advise the other of (i) any notice or other material communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement; (iv) any change or event that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of the Company, or a Parent Material Adverse Effect, in the case of Parent; or (v) any change or event that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; and (b) the Company shall notify Parent promptly (but in no event later than one (1) Business Day) after the imposition or occurrence of any CMS Sanction; provided that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 8.06 shall not constitute the failure of any condition set forth in Article 9 to be satisfied unless the underlying change or event would independently result in the failure of a condition set forth in Article 9 to be satisfied.

Section 8.07. Section 16 Matters. Prior to the First Merger Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08. Transaction Litigation. Each of the Company and Parent shall promptly notify the other of any stockholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced against it and/or its respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other party informed regarding any Transaction Litigation. Each of the Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other party’s advice due consideration with respect to such Transaction Litigation. Prior to the First Merger Effective Time, none of the Company or any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.09. Stock Exchange Delisting. Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the 1934 Act, provided that such delisting and termination shall not be effective until the First Merger Effective Time.

Section 8.10. Dividends. Each of the Company and Parent shall coordinate with the other regarding the declaration and payment of dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the Company and Parent that no holder of Company Common Stock or Parent Common Stock shall receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Company Common Stock, on the one hand, and shares of Parent Common Stock any holder of Company Common Stock receives pursuant to the First Merger, on the other.

Section 8.11. Governance Matters.

(a) Prior to the First Merger Effective Time, Parent shall take all requisite actions so that, as of the First Merger Effective Time, the size of the Board of Directors of Parent shall be increased by four (4) members, and individuals who are serving as directors of the Company immediately prior to the First Merger Effective Time who are independent with respect to Parent and jointly designated by the Company and Parent prior to the Closing shall be appointed to fill the vacancies on the Board of Directors of Parent created by such increase.

(b) Following the First Merger Effective Time, Parent and its Subsidiaries shall maintain the corporate headquarters of its Medicare and Medicaid businesses in Louisville, Kentucky, and Parent shall cause the Surviving Company to maintain a significant corporate presence in Louisville, Kentucky.

(c) Parent acknowledges and agrees that (i) the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents do not include the financial information of The Humana Foundation Inc., (ii) the assets and liabilities of The Humana Foundation Inc. shall not be transferred in connection with the Mergers or the other transactions contemplated hereby, and (iii) after the Closing, The Humana Foundation Inc. shall continue to be independently managed by its board of directors.

Section 8.12. State Takeover Statutes. Each of Parent, Merger Sub 1, Merger Sub 2 and the Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents, as applicable, is or becomes applicable to the Mergers or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Mergers or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 8.13. Tax Matters.

(a) The Company shall use its reasonable best efforts to deliver to Fried Frank, counsel to the Company, and Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Parent, a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an executive officer of the Company, containing representations of the Company, and Parent shall use its reasonable best efforts to deliver to Fried Frank and Davis Polk a Tax Representation Letter, dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an executive officer of Parent, containing representations of Parent, in each case, as shall be reasonably necessary, appropriate or customary to enable Fried Frank and Davis Polk to render the opinions described in Section 9.03(f) and 9.02(f), respectively, and to enable Fried Frank and Davis Polk to render any opinions required to be attached to the Registration Statement.

(b) Each of Parent and the Company shall use its reasonable best efforts (i) to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause the Mergers, taken together, to fail to qualify as a “reorganization” under Section 368(a) of the Code.

ARTICLE 9

CONDITIONS TO THE MERGERS

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent, Merger Sub 1 and Merger Sub 2 to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with the Delaware Law;

(b) the Parent Stockholder Approval shall have been obtained in accordance with the rules of the NYSE;

(c) no Applicable Law shall be in effect in the U.S. or any of its territories that enjoins, prevents or prohibits the consummation of either of the Mergers;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC; and

(e) the shares of Parent Common Stock to be issued in the Parent Share Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 9.02. Conditions to the Obligations of Parent, Merger Sub 1 and Merger Sub 2. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the First Merger Effective Time;

(b) (i) the representations and warranties of the Company contained in Section 4.05(a) shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of the Company contained in Section 4.01 (other than the third sentence thereof), Section 4.02, Section 4.04(i), Section 4.06(b) (solely with respect to Major Subsidiaries of the Company), Section 4.27, Section 4.28 and Section 4.29 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); and (iii) the other representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iii) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) since the date of this Agreement, there shall not have occurred any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) both (i) the early termination or expiration of the waiting period required under the HSR Act shall have occurred and (ii) the Company Required Governmental Authorizations and the Parent Required Governmental Authorizations set forth in Section 9.02(d) of the Parent Disclosure Schedule shall have been made or obtained and shall be in full force and effect and, in each case in this clause (d), shall not impose any term or condition that would have or would reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect on Parent or the Company;

(e) Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 9.02(a), 9.02(b) and 9.02(c);

(f) Parent shall have received an opinion of Davis Polk (or another nationally recognized law firm) substantially to the effect that (i) for U.S. federal income tax purposes the Mergers, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. In rendering such opinion,

Davis Polk shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 8.13; and

(g) (i) CMS shall not have imposed any sanction involving suspension of marketing, enrollment and/or payment (it being understood and agreed that the imposition of a civil monetary penalty that does not involve the suspension of payment will not be included in this clause (i)) under any Medicare Advantage Contract or Medicare Part D Contract to which the Company or any of its Subsidiaries is a party, (ii) CMS shall not have terminated any Medicare Advantage Contract or Medicare Part D Contract to which the Company or any of its Subsidiaries is a party and (iii) the Company or any of its Subsidiaries shall not have suspended enrollment or marketing under any Medicare Advantage Contract or Medicare Part D Contract to which the Company or any of its Subsidiaries is a party (each of the items in clauses (i), (ii) and (iii) of this Section 9.02(g), a “CMS Sanction”), in each case which CMS Sanction, individually or in the aggregate with any and all other CMS Sanctions, is, or would reasonably be expected to be, material and adverse to the Company and its Subsidiaries, taken as a whole (it being understood and agreed that, among other things, the impact (and the reasonably expected impact) on current or future stars rating, membership, revenue, stars bonus payments, open enrollment and earnings, as well as the impact (both positive and negative) (and the reasonably expected impact) of any remediation or other offsetting actions taken by the Company or any of its Subsidiaries (collectively, the “Relevant Factors”), shall be taken into account in determining if such CMS Sanction, individually or in the aggregate with any and all other CMS Sanctions, is, or would reasonably be expected to be, material and adverse to the Company and its Subsidiaries, taken as a whole).

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a) each of Parent, Merger Sub 1 and Merger Sub 2 shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the First Merger Effective Time;

(b) (i) the representations and warranties of Parent contained in Section 5.05(a) shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Parent contained in Section 5.01 (other than the third sentence thereof), Section 5.02, Section 5.04(i), Section 5.06(b) (solely with respect to Major Subsidiaries of Parent), Section 5.23, Section 5.24 and Section 5.25 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); and (iii) the other representations and warranties of Parent contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iii) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(c) since the date of this Agreement, there shall not have occurred any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(d) both (i) the early termination or expiration of the waiting period required under the HSR Act shall have occurred and (ii) the Company Required Governmental Authorizations and the Parent Required Governmental Authorizations set forth in Section 9.03(d) of the Company Disclosure Schedule, in each case, to the extent required under Applicable Law to consummate the transactions contemplated hereby at Closing, shall have been made or obtained and shall be in full force and effect;

(e) the Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a), Section 9.03(b) and Section 9.03(c); and

(f) the Company shall have received an opinion of Fried Frank (or another nationally recognized law firm) substantially to the effect that (i) for U.S. federal income tax purposes the Mergers, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. In rendering such opinion, Fried Frank shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 8.13.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Mergers and the other transactions contemplated hereby may be abandoned at any time prior to the First Merger Effective Time (notwithstanding receipt of the Company Stockholder Approval or the Parent Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Mergers have not been consummated on or before June 30, 2016 (as such date may be extended pursuant to the following proviso, the “End Date”); provided that if on such date, the conditions to the Closing set forth in Section 9.02(d), Section 9.03(d), Section 9.01(c) (if the applicable Order relates to the matters referenced in Section 9.02(d) or Section 9.03(d)) or Section 9.02(g) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the End Date shall be extended to and including December 31, 2016, if either the Company or Parent notifies the other party in writing on or prior to June 30, 2016, of its election to extend the End Date to December 31, 2016; provided that (A) the right to terminate this Agreement or extend the End Date pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Mergers to be consummated by such time and (B) the right to extend the End Date pursuant to this Section 10.01(b)(i) shall not be available to the Company if the Company has not, or has not caused its Subsidiaries to, use their respective reasonable best efforts to cure the impact of the applicable CMS Sanction(s) (taking into account, among other things, the Relevant Factors) following the imposition or occurrence of such CMS Sanction(s);

(ii) there shall be in effect any Applicable Law in the U.S. or any of its territories that enjoins, prevents or prohibits the consummation of either of the Mergers and, if such Applicable Law is an Order, such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party who has failed to perform fully its obligations under Section 8.02, if such failure results in such Applicable Law being in effect;

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting (including any adjournment or postponement thereof); or

(iv) the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholder Meeting (including any adjournment or postponement thereof); or

(c) by Parent, if:

(i) (A) a Company Adverse Recommendation Change shall have occurred or (B) the Board of Directors of the Company shall have failed to publicly confirm the Company Board Recommendation within seven (7) Business Days after a written request by Parent that it do so;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within forty-five (45) days following written notice to the Company from Parent of such breach or failure to perform, but only so long as Parent is not then in breach of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied;

(iii) the Company shall have breached any of its obligations under Section 6.02 or 8.04 in any material respect, other than in the case where (w) such breach is a result of an isolated action by a Representative of the Company (other than a director or officer of the Company), (x) such breach was not caused by, or within the knowledge of, the Company, (y) the Company takes appropriate actions to remedy such breach upon discovery thereof, and (z) Parent is not significantly harmed as a result thereof; provided that in no event shall Parent be entitled to terminate this Agreement on the basis of any breach of Section 8.04 following the receipt of the Company Stockholder Approval; or

(iv) any CMS Sanction shall have been imposed or otherwise occurred, (A) which CMS Sanction, individually or in the aggregate with any and all other CMS Sanctions, is, or would be reasonably be expected to be, material and adverse to the Company and its Subsidiaries, taken as a whole (taking into account, among other things, the Relevant Factors), and (B) which CMS Sanction (including the impact (and the reasonably expected impact) thereof, taking into account, among other things, the Relevant Factors), (1) is incapable of being cured or abated by the End Date or (2) has not been cured or abated by the End Date (it being understood and agreed that, among other things, the lifting, termination or other cessation of any CMS Sanction shall not, in and of itself, be deemed to cure or abate the impact (or the reasonably expected impact) of such CMS Sanction (taking into account, among other things, the Relevant Factors)); or

(d) by the Company, if:

(i) (A) a Parent Adverse Recommendation Change shall have occurred or (B) the Board of Directors of Parent shall have failed to publicly confirm the Parent Board Recommendation within seven (7) Business Days after a written request by the Company that it do so;

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent, Merger Sub 1 or Merger Sub 2, as applicable, within forty-five (45) days following written notice to Parent from the Company of such breach or failure to perform, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied;

(iii) Parent shall have breached any of its obligations under Section 7.02 or 8.04 in any material respect, other than in the case where (w) such breach is a result of an isolated action by a Representative of Parent (other than a director or officer of Parent), (x) such breach was not caused by, or within the knowledge of, Parent, (y) Parent takes appropriate actions to remedy such breach upon discovery thereof, and (z) the Company is not significantly harmed as a result thereof; provided that in no event shall the Company be entitled to terminate this Agreement on the basis of any breach of Section 8.04 following the receipt of the Parent Stockholder Approval; or

(iv) if (A) there shall be in effect any Order in respect of the matters contemplated by clauses (x), (y) and/or (z) of the first sentence of Section 8.02(b) that shall not have become final and non-appealable and that enjoins, restrains, prevents, prohibits or makes illegal the consummation of either of the Mergers, (B) within thirty (30) days after such Order first being in effect, Parent shall not have instituted appropriate proceedings seeking to have such Order vacated, lifted, reversed, overturned or terminated and (C) such failure to institute appropriate proceedings shall not have been cured by Parent within ten (10) days following irrevocable written notice to Parent from the Company of the Company’s intent to terminate this Agreement pursuant to this Section 10.01(d)(iv) in respect of such failure (which notice may not be given prior to the expiration of such thirty (30)-day period and, for the avoidance of doubt, shall not be effective if Parent institutes such appropriate proceedings within such ten (10)-day period).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder or Representative of such party) to the other party hereto, except as provided in Section 10.03; provided that, subject to Section 10.03(e), neither Parent nor the Company shall be released from any liabilities or damages arising out of any (i) fraud by any party, (ii) the Willful Breach by any party of any representation or warranty on the part of such party set forth in this Agreement or (iii) the Willful Breach of any covenant or agreement set forth in this Agreement. The provisions of this Section 10.02, Section 10.03 and Article 11 (other than Section 11.13) shall survive any termination hereof pursuant to Section 10.01. In addition, the termination of this Agreement shall not affect the parties’ respective obligations under the Confidentiality Agreement.

Section 10.03. Termination Fees. (a) If this Agreement is terminated: (i) by Parent pursuant to Section 10.01(c)(i) or 10.01(c)(iii); or (ii) by the Company or Parent pursuant to Section 10.01(b)(iii), and in the case of clause (ii) of this sentence: (I) at or prior to the Company Stockholder Meeting a Company Acquisition Proposal shall have been publicly disclosed or announced; and (II) on or prior to the first (1st) anniversary of such termination of this Agreement: (1) a transaction relating to a Company Acquisition Proposal is consummated; or (2) a definitive agreement relating to a Company Acquisition Proposal is entered into by the Company, then, in the case of each of the foregoing clauses (i) and (ii), the Company shall pay to Parent, in cash at the time specified in the following sentence, a fee in the amount of $1,314,000,000 (the “Company Termination Fee”). The Company Termination Fee shall be paid as follows: (x) in the case of clause (i) of the preceding sentence, within three (3) Business Days after the date of termination of this Agreement; and (y) in the case of clause (ii) of the preceding sentence, within three (3) Business Days after the earlier of the consummation of the applicable transaction or the date upon which the definitive agreement is entered into. “Company Acquisition Proposal” for purposes of the foregoing clause (ii)(II) of this Section 10.03(a) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.01 except that references in the definition to “20%” shall be replaced by “50%.”

(b) If this Agreement is terminated: (i) by the Company pursuant to Section 10.01(d)(i) or 10.01(d)(iii); or (ii) by the Company or Parent pursuant to Section 10.01(b)(iv), and in the case of clause (ii) of this sentence: (I) at or prior to the Parent Stockholder Meeting a Parent Acquisition Proposal shall have been publicly disclosed or announced; and (II) on or prior to the first (1st) anniversary of such termination of this Agreement: (1) a transaction relating to a Parent Acquisition Proposal is consummated; or (2) a definitive agreement relating to a Parent Acquisition Proposal is entered into by Parent, then, in the case of each of the foregoing clauses (i) and (ii), Parent shall pay to the Company, in cash at the time specified in the following sentence, a fee in the amount of $1,691,000,000 (the “Parent Termination Fee”). The Parent Termination Fee shall be paid as follows: (x) in the case of clause (i) of the preceding sentence, within three (3) Business Days after the date of termination of this Agreement; and (y) in the case of clause (ii) of the preceding sentence, within three (3) Business Days after the earlier of the consummation of the applicable transaction or the date upon which the definitive agreement is entered into. “Parent Acquisition Proposal” for purposes of the foregoing clause (ii)(II) of this Section 10.03(b) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.01 except that references in the definition to “20%” shall be replaced by “50%.”

(c) In the event this Agreement is terminated pursuant to Section 10.01(b)(i), Section 10.01(b)(ii) (solely in respect of any Applicable Law in respect of the matters contemplated by clauses (x), (y) and/or (z) of the first sentence of Section 8.02(b)) or Section 10.01(d)(iv) and, at the time of such termination, (A) the condition set forth in Section 9.02(d) has not been satisfied and (B) the conditions set forth in Section 9.01 (other than the condition set forth in Section 9.01(c) solely in respect of any Applicable Law in respect of the matters contemplated by clauses (x), (y) and/or (z) of the first sentence of Section 8.02(b)) and Section 9.02 (other than the condition set forth in Section 9.02(d)) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination), then Parent shall pay or cause to be paid a fee in the amount of $1,000,000,000 (the “Regulatory Termination Fee”) to the Company as promptly as reasonably practicable (and in any event within five Business Days following such termination); provided that no Regulatory Termination Fee shall be payable by Parent pursuant to this Section 10.03(c) if the failure of the condition set forth in Section 9.02(d) to be satisfied is caused by the Company’s Willful Breach of Section 8.02.

(d) Any payment of the Company Termination Fee, the Parent Termination Fee or the Regulatory Termination Fee shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable.

(e) The parties agree and understand that (x) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and in no event shall Parent be required to pay either the Parent Termination Fee or the Regulatory Termination Fee on more than one occasion, or more than one of the Parent Termination Fee or the Regulatory Termination Fee under any circumstances, and (y) in no event shall Parent be entitled, pursuant to this Section 10.03, to receive an amount greater than the Company Termination Fee and in no event shall the Company be entitled, pursuant to this Section 10.03, to receive an amount greater than the Parent Termination Fee or the Regulatory Termination Fee, as applicable. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud, (i) if Parent receives the Company Termination Fee from the Company pursuant to this Section 10.03 or if the Company receives the Parent Termination Fee or the Regulatory Termination Fee from Parent pursuant to this Section 10.03, such payment shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, stockholders, managers, members, Affiliates and Representatives and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, and (ii) if (A) Parent, Merger Sub 1 or Merger Sub 2 receive any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives the Company Termination Fee pursuant to this Section 10.03 or (B) the Company receives any payments from Parent, Merger Sub 1 or Merger Sub 2 in respect of any breach of this Agreement and thereafter the Company receives the Parent Termination Fee or the Regulatory Termination Fee pursuant to this Section 10.03, the amount of such Company Termination Fee, Parent Termination Fee or Regulatory Termination Fee, as applicable, shall be reduced by the aggregate amount of such payments made by the party paying the Company Termination Fee, Parent Termination Fee or Regulatory Termination Fee, as applicable, in respect of any such breaches. The parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty. Accordingly, if any party fails to promptly pay any amount due pursuant to this Section 10.03, such party shall also pay any costs and expenses (including reasonable legal fees and expenses) incurred by the party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(f) None of the Financing Sources shall have any liability to the Company or any Person that is an Affiliate of the Company prior to giving effect to the Mergers relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Person that is an Affiliate of the Company prior to giving effect to the Mergers shall have any rights or claims directly against any of the Financing Sources hereunder or thereunder.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

If to the Company, to:

Humana Inc.
500 West Main Street
Louisville, KY 40202
Attention: Law Department
Facsimile: (502) 580-2799

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn: Jeffrey Bagner, Esq.
Brian Mangino, Esq.
Philip Richter, Esq.
Facsimile: (212) 859-4000

If to Parent, Merger Sub 1, Merger Sub 2 and, post-closing, the Initial Surviving Corporation and the Surviving Company, to:

Aetna Inc.
151 Farmington Avenue, RC6A
Hartford, Connecticut 06156
Attention: General Counsel
Facsimile: (860) 273-8340

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attn: David L. Caplan
H. Oliver Smith
Facsimile: (212) 701-5800

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival. The representations, warranties and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the First Merger Effective Time, except for the agreements set forth in Article 2, Section 7.04, Section 7.05 and this Article 11.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the First Merger Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent under Applicable Law without such approval having first been obtained.

(b) Notwithstanding anything to the contrary in this Agreement, the provisions in Section 10.03(f), this Section 11.03(b), Section 11.06(a), Section 11.07, Section 11.08(b) or Section 11.09 may not be amended in a manner that is material and adverse to the Financing Sources without their prior written consent.

(c) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies in this Agreement provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.05. Disclosure Schedule References and SEC Document References. (a) The parties hereto agree that each section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. The parties hereto further agree that (other than with respect to any items disclosed in Section 4.18(a) of the Company Disclosure Schedule, for which an explicit reference in any other section shall be required in order to apply to such other section) disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.

(b) The parties hereto agree that in no event shall any disclosure contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Forward-Looking Statements”, “Cautionary Note Regarding Forward-Looking Statements” or “Special Note Regarding Forward Looking Statements” or containing a description or explanation of “Forward-Looking Statements” or any other disclosures in any Company SEC Document or Parent SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto, except for: (i) only following the First Merger Effective Time, the right of the Company’s stockholders and holders of Company Equity Awards, as applicable, to receive (x) the Merger Consideration in respect of shares of Company Common Stock pursuant to Section 2.02, (y) the applicable consideration or Assumed Stock Option in respect of Company Stock Options pursuant to Section 2.07(a), and (z) the Award Consideration, Assumed Restricted Unit Award or Assumed Performance Unit Award payable in respect of Company RSU Awards and Company PSU Awards pursuant to Sections 2.07(b) and 2.07(c), (ii) the right of the Company on behalf of its stockholders to seek equitable relief or to pursue damages suffered by the Company (including claims for damages based on loss of the economic benefit of the Mergers to the Company’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money)) in the event of the wrongful termination of this Agreement or Willful Breach of this Agreement by Parent, Merger Sub 1 or Merger Sub 2 (whether or not this Agreement has been terminated pursuant to Section 10.01), which right is hereby expressly acknowledged and agreed by Parent, Merger Sub 1 and Merger Sub 2, (iii) the right of the D&O Indemnified Parties to enforce the provisions of Section 7.04 only, and (iv) the right of each of the Financing Sources as an express third-party beneficiary of Section 10.03(f), Section 11.03(b), this Section 11.06(a), Section 11.07, Section 11.08(b) and

Section 11.09. The third-party beneficiary rights referenced in clause (ii) of the preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Board of Directors of the Company, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right, and (iv) the right of the Company’s stockholders to require Parent to take all actions necessary to cause the Second Merger to occur.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any Person after the Closing, and each of Merger Sub 1 and Merger Sub 2 may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any other wholly owned Subsidiary of Parent, which Subsidiary shall be, in the case of Merger Sub 1, a Delaware corporation, or, in the case of Merger Sub 2, a Delaware limited liability company; provided that such transfer or assignment shall not relieve Parent, Merger Sub 1 or Merger Sub 2 of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent, Merger Sub 1 or Merger Sub 2.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction/Venue. (a) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated hereby, on behalf of itself or its property, in accordance with Section 11.01 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 11.08 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive general jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (vi) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub 1, Merger Sub 2 and the Company agrees that a final judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b) Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any action or proceeding, whether in law or in equity, whether in contract or tort or otherwise, involving the Financing Sources arising out of or related to the transactions contemplated hereby, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court, and (ii) that any such action or proceeding shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 11.09. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE FINANCING SOURCES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (i) for any breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except where this Agreement is terminated in accordance with Section 10.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (including Section 7.06), without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 11.13, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including, subject to Section 10.03(e), monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.13 are not available or otherwise are not granted and (y) nothing contained in this Section 11.13 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.13 before exercising any termination right under Section 10.01 (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 11.13 or anything contained in this Section 11.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

HUMANA INC.

By:	/s/ Bruce D. Broussard
	Name:	Bruce D. Broussard
	Title:	President and Chief Executive Officer

ECHO MERGER SUB, INC.

By:	/s/ Bjorn B. Thaler
	Name:	Bjorn B. Thaler
	Title:	President

ECHO MERGER SUB, LLC

By:	/s/ Bjorn B. Thaler
	Name:	Bjorn B. Thaler
	Title:	President

AETNA INC.

By:	/s/ Mark T. Bertolini
	Name:	Mark T. Bertolini
	Title:	Chairman and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HUMANA INC.

Pursuant to the provisions of § 242 and § 245 of the General Corporation Law of the State of Delaware

ARTICLE 1

NAME

The name of the corporation is Humana Inc. (the “Corporation”).

ARTICLE 2

REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE 3

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

ARTICLE 4

CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

ARTICLE 5

DURATION

The Corporation is to have perpetual existence.

ARTICLE 6

BOARD OF DIRECTORS

The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

ARTICLE 7

SECTION 203 OF DELAWARE LAW

The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

ARTICLE 8

INDEMNIFICATION

(1) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit.

(2) Each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by Delaware Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than Delaware Law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this ARTICLE 8 shall be a contract right and shall include the right to be paid by the Corporation expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that if Delaware Law requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this ARTICLE 8 or otherwise.

(3) The rights conferred on any person by ARTICLE 8(2) shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

(4) The Corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under Delaware Law.

ARTICLE 9

AMENDMENT

The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

Annex B

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, §255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C

200 West Street | New York, NY 10282-2198 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

July 2, 2015

Board of Directors

Humana Inc.

500 West Main Street

Louisville, KY 40202

Madame and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Aetna Inc. (“Aetna”) and its affiliates) of the outstanding shares of common stock, par value $0.16 2/3 per share (the “Shares”), of Humana Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of July 2, 2015 (the “Agreement”), among Aetna, Echo Merger Sub, Inc., a direct, wholly owned subsidiary of Aetna (“Acquisition Sub 1”), Echo Merger Sub, LLC, a direct, wholly owned subsidiary of Aetna (“Acquisition Sub 2”), and the Company. The Agreement provides that Acquisition Sub 1 will be merged with and into the Company, with the Company as the surviving corporation in the merger (the “First Merger”), and thereafter the Company will be merged with and into Acquisition Sub 2, with Acquisition Sub 2 as the surviving entity in the merger, and, in the First Merger, each outstanding Share will be converted into $125 in cash (the “Cash Consideration”) and 0.8375 shares of common stock, par value $0.01 per share (“Aetna Common Stock”), of Aetna (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Aetna, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as the Company’s financial advisor in connection with the divestiture of Concentra Inc. in March 2015; as a co-manager for the Company’s $1.75 billion bond offering in September 2014; and as the Company’s financial advisor in connection with the acquisition of American Eldercare Inc. in September 2013. We also have provided certain financial advisory and/or underwriting services to Aetna and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner and co-structuring agent in the structuring of $200 million catastrophe bonds for Vitality Re VI

Securities and Investment Services Provided by Goldman, Sachs & Co,

Board of Directors

Humana Inc.

July 2, 2015

Limited, a vehicle linked to a portfolio of Aetna insurance products, in January 2015; as co-manager in a public offering by Aetna of its 3.500% Senior Notes due 2024 (aggregate principal amount of $750 million) in November 2014; as co-manager in a public offering by Aetna of its 4.750% Senior Notes due 2044 (aggregate principal amount of $375 million), and 2.200% Senior Notes due 2019 (aggregate principal amount of $375 million), in March 2014; and as lead bookrunner and co-structuring agent in the structuring of $200 catastrophe bonds for Vitality Re V Limited, a vehicle linked to a portfolio of Aetna insurance products, in February 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Aetna and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Aetna for the five fiscal years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Aetna; certain other communications from the Company and Aetna to their respective stockholders; certain publicly available research analyst reports for the Company and Aetna; and certain internal financial analyses and forecasts for the Company prepared by its management and for Aetna prepared by its management as adjusted by management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), and certain operating synergies projected by the managements of the Company and Aetna to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Aetna regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Aetna; reviewed the reported price and trading activity for the Shares and shares of Aetna Common Stock; compared certain financial and stock market information for the Company and Aetna with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the managed care industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, and the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company, We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Aetna or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to reserve adequacy. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of the loss and loss adjustments expenses reserves, the future policy benefit reserves, the long-term business provision and claims outstanding or the embedded value of the Company and Aetna. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Aetna or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the

Board of Directors

Humana Inc.

July 2, 2015

Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Aetna and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Aetna Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Aetna or the ability of the Company or Aetna to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than Aetna and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Annex D

388 Greenwich Street New York, NY 10013

July 2, 2015

The Board of Directors

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06105

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Aetna Inc. (“Aetna”) of the Merger Consideration (defined below) to be paid by Aetna pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 2, 2015 (the “Merger Agreement”), among Aetna, Echo Merger Sub, Inc. (“Merger Sub 1”), Echo Merger Sub, LLC (“Merger Sub 2”) and Humana Inc. (“Humana”). As more fully described in the Merger Agreement, (i) Merger Sub 1 will merge with and into Humana (the “First Merger”), with Humana continuing as the surviving corporation (the “Initial Surviving Corporation”), (ii) immediately following the First Merger, the Initial Surviving Corporation will be merged with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”) and (iii) each share of common stock, $0.16 2/3 par value, of Humana (“Humana Common Stock”) outstanding immediately prior to the First Merger Effective Time (as defined in the Merger Agreement) (other than “Excluded Shares”, as defined in the Merger Agreement) will be converted into the right to receive (i) 0.8375 shares (the “Share Consideration”) of common stock, par value $0.01 per share, of Aetna (“Aetna Common Stock”) and (ii) $125.00 in cash without interest (the “Cash Consideration” and together with the Share Consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Aetna and certain senior officers and other representatives and advisors of Humana concerning the business, operations and prospects of Aetna and Humana. We examined certain publicly available business and financial information relating to Aetna and Humana as well as certain financial forecasts and other information and data relating to Aetna and Humana which were provided to or discussed with us by the managements of Aetna and Humana, including adjustments to the forecasts and other information and data relating to Humana discussed with us by the management of Aetna and information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Aetna to result from the Mergers. We reviewed the financial terms of the Mergers as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Aetna Common Stock and Humana Common Stock; the historical and projected earnings and other operating data of Aetna and Humana; and the capitalization and financial condition of Aetna and Humana. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Mergers and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Aetna and Humana. We also evaluated certain potential pro forma financial effects of the Mergers on Aetna. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Aetna and Humana that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to

Aetna Inc.

July 2, 2015

financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to Humana and Aetna and, in the case of certain potential pro forma financial effects of, and strategic implications and operational benefits resulting from the Mergers, relating to Aetna, we have been advised by the respective managements of Humana and Aetna that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Humana and Aetna as to the future financial performance of Humana and Aetna, such strategic implications and operational benefits and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Mergers) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

We have assumed, with your consent, that each of the Mergers will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Humana or Aetna or the contemplated benefits of the Mergers. We also have assumed, with your consent, that the Mergers, taken together, will be treated as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion as to what the value of the Share Consideration actually will be when issued pursuant to the First Merger or the price at which Aetna Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Humana or Aetna nor have we made any physical inspection of the properties or assets of Humana or Aetna. We express no view as to, and our opinion does not address, the underlying business decision of Aetna to effect the Mergers, the relative merits of the Mergers as compared to any alternative business strategies that might exist for Aetna or the effect of any other transaction in which Aetna might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Aetna in connection with the proposed Mergers and will receive a fee for such services, which is contingent upon the consummation of the Mergers. We also will receive a fee in connection with the delivery of this opinion. Citigroup Global Markets Inc. and an affiliate engaged in the commercial lending business are acting as underwriter in connection with the issuance of debt securities, as lender, joint lead arranger, joint bookrunner and sole administrative agent on a senior unsecured bridge loan facility and as lender, joint lead arranger, joint bookrunner and sole administrative agent on a syndicated term loan facility to be used by Aetna in connection with the Mergers, and we or such affiliate expect to participate in any refinancing of such syndicated term loan facility, for which services such entities would receive compensation.

In addition, we and our affiliates in the past have provided, and are currently providing, services to Aetna and certain of its affiliates and Humana and certain of its affiliates, unrelated to the proposed Mergers, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, having acted in November 2014 as joint bookrunner in connection with the issuance by Aetna of $750 million of 3.500% senior notes due 2024, having acted in March 2014 as co-manager in connection with the issuance by Aetna of $375 million of 2.200% senior notes due 2019 and $375 million of 4.750% senior notes due 2044, having acted in November 2012 as co-manager in connection with the issuance by Aetna of $500 million of 1.50% senior notes due 2017, $1 billion of 2.75% senior notes due 2022 and $500 million of 4.125% senior notes due 2042, having acted in September 2012 as bookrunner on a $2 billion bridge loan facility for Aetna, having

Aetna Inc.

July 2, 2015

acted in May 2012 as joint bookrunner in connection with the issuance by Aetna of $250 million of 1.750% senior notes due 2017 and $500 million of 4.500% senior notes due 2042, having acted in March 2012 as joint lead arranger on a $1.5 billion revolving credit facility for Aetna, including having acted in September 2012 with respect to the incremental increase of $500 million of such revolving credit facility, having acted in September 2014 as co-manager in connection with the issuance by Humana of $400 million of 2.625% senior notes due 2019, $600 million of 3.850% senior notes due 2024 and $750 million of 4.950% senior notes due 2044, having acted in July 2013 as bookrunner on a $1 billion revolving credit facility refinancing for Humana and having acted in December 2012 as co-manager in connection with the issuance by Humana of $600 million of 3.150% senior notes due 2022 and $400 million of 4.625% senior notes due 2042. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Aetna and Humana for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Aetna, Humana and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Aetna in its evaluation of the proposed Mergers, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Mergers.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Aetna in the Mergers is fair, from a financial point of view, to Aetna.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex E

July 2, 2015

The Board of Directors

Aetna Inc.

151 Farmington Avenue

Hartford, CT 06105

Dear Members of the Board:

We understand that Aetna Inc., a Pennsylvania corporation (“Parent”), Echo Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub 1”), Echo Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub 2”), and Humana Inc., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger, dated as of July 2, 2015 (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement, (i) Merger Sub 1 will be merged with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation (the “Initial Surviving Corporation”), (ii) immediately following the First Merger, the Initial Surviving Corporation will be merged with and into Merger Sub 2 and (iii) each share of the common stock, par value $0.16 2/3 per share, of the Company (the “Company Common Stock”) outstanding immediately prior to the First Merger Effective Time (as defined in the Agreement) (other than “Excluded Shares”, as defined in the Agreement) will be converted into the right to receive (i) $125.00 in cash without interest (the “Cash Consideration”) and (ii) 0.8375 of a share of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (such number of shares so issuable, the “Share Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to Parent of the Merger Consideration to be paid by Parent in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Parent and the Company;

(iii)	Reviewed various financial forecasts and other data prepared by the Company relating to the business of the Company, and adjustments thereto prepared by Parent, various financial forecasts and other data prepared by Parent relating to the business of Parent and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Parent to be realized from the Transaction;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company, and with members of the senior management of Parent with respect to the businesses and prospects of the Company and Parent and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Parent to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, NY 10112

E-1

The Board of Directors Aetna Inc. July 2, 2015 Page 2

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vii)	Reviewed historical stock prices and trading volumes of the Company Common Stock and Parent Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above relating to the Company and Parent; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent or concerning the solvency or fair value of the Company or Parent, and we have not been furnished with any such valuation or appraisal. At your direction, for purposes of analysis of the Company, we have utilized the forecasts prepared by the Company with respect to the business of the Company, as adjusted by Parent. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the management of Parent to be realized from the Transaction, we have assumed, with the consent of Parent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Parent, respectively, and such synergies and other benefits. In addition, we have assumed, with the consent of Parent, that such financial forecasts and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Parent Common Stock or the Company Common Stock may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Parent might engage or the merits of the underlying decision by Parent to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Parent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Parent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Parent, the Company or the Transaction. We further have assumed, with the consent of Parent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Parent obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Merger

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, NY 10112

E-2

The Board of Directors Aetna Inc. July 2, 2015 Page 3

Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Parent in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In the ordinary course, Lazard and our affiliates and employees may trade securities of Parent, the Company and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Parent, the Company and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Parent (in its capacity as such) and our opinion is rendered to the Board of Directors of Parent in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Parent in the Transaction is fair, from a financial point of view, to Parent.

Very truly yours, LAZARD FRERES & CO. LLC

By
Jason R. Bernhard Managing Director

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, NY 10112

E-3